Filed pursuant to Rule 424(b)(4)
Registration File No. 333-143241

PROSPECTUS

2,100,000 Shares

Common Stock

We are selling 2,000,000 shares of our common stock. The selling shareholder identified in this prospectus is selling an additional 100,000 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling shareholder. Our common stock, including the offered shares, is traded on the Nasdaq Capital Market under the symbol “AMPH.”

On June 19, 2007, the reported last sale price of our common stock on the Nasdaq Capital Market was $17.00 per share.

You should consider the risks that we have described in “ Risk Factors” beginning on page 10 before buying shares of our common stock.

	Per Share	Total
Public offering price	$16.50	$34,650,000
Underwriting discounts and commissions	$0.99	$2,079,000
Proceeds, before expenses, to us	$15.51	$31,020,000
Proceeds, before expenses, to the selling shareholder	$15.51	$1,551,000

The underwriters may purchase up to an additional 315,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or before June 25, 2007.

RAYMOND JAMES	MORGAN KEEGAN & COMPANY, INC.

The date of this prospectus is June 19, 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. This prospectus contains terms that are specific to the insurance industry. A glossary of these terms appears beginning on page G-1 of this prospectus.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our financial statements and related notes, before you decide whether to invest in our common stock. References in this prospectus to our restated articles of incorporation and amended and restated bylaws refer to the articles of incorporation and bylaws as the same shall be in effect upon completion of this offering. If you invest in our common stock, you are assuming a degree of risk. See “Risk Factors,” beginning on page 10. References to “we,” “our,” “our company,” “us” or “the Company” refer to American Physicians Service Group, Inc.

Overview of Our Business

We are a leading provider of medical professional liability insurance in Texas, where our insurance subsidiary, American Physicians Insurance Company (“API”), has written business for over 30 years. Historically, we operated as the attorney-in-fact manager for API and, without the benefit of significant financial capital or a financial strength rating, grew API into a leading medical professional liability insurer in Texas. In April 2007, we acquired API, thus combining our insurance management expertise with an insurance underwriting entity to allow for expansion into new markets and continued growth in existing markets. API, together with our managing general agency subsidiary that manages API, comprise our “Insurance Services” business.

We believe API’s long-term presence in the Texas medical professional liability insurance market provides us with name recognition and strong relationships with the physicians practicing in Texas. The majority of our insurance business is distributed through independent agents, and we currently insure approximately 4,775 physicians, dentists and other healthcare providers. Over 99% of API’s premiums are written through purchasing groups, which in Texas currently subjects us to less stringent state regulation of premium rates and policy forms. We carefully review every new policy we issue and each policy considered for renewal. We meet regularly with an advisory board composed primarily of practicing physicians who advise us on underwriting and marketing practices as well as review our claims and claims management strategies.

We also offer brokerage and investment services to individuals and institutions, including general securities sales and trade execution, investment banking and asset management services. In this segment of our business, we focus on sectors of the fixed income market that we believe are underserved by larger financial services firms. This “Financial Services” segment of our business is conducted through APS Investment Services, Inc. and its subsidiaries.

Pro forma for our acquisition of API, as discussed below, our Insurance Services segment would have represented 82% of our total revenues in 2006.

Recent Acquisition of API

As part of our strategic goal of expanding our insurance operations, we acquired API on April 1, 2007. From 1975 until our acquisition of API, we managed all operations of API as its attorney-in-fact and API operated as a reciprocal insurance exchange with limited ability to raise capital to expand its operations. We considered many different factors and issues when examining the potential acquisition of API, including our enhanced interest in acquiring an insurance company given the favorable effects of tort reform in various markets, our long-term experience managing API’s operations, the common goals we shared with API’s board of directors, the ability to increase API’s capital to support future growth after the acquisition and the increased financial strength of the combined entity.

In the late 1990’s through most of 2003, the Texas medical professional liability insurance market suffered from high losses driven in part by large awards to claimants and a high frequency of claims. In response, Texas adopted tort reform legislation in September 2003, which limited the non-economic damages that can be awarded in many medical professional liability claims and improved the underwriting environment for medical professional liability insurers in the state. As a result of the benefits of tort reform and API’s commitment to sound underwriting practices, API’s net income grew from approximately $5.8 million in 2004 to approximately $15.8 million in 2006, and its equity grew from approximately $11.9 million to $34.7 million over the same period.

We acquired API by issuing approximately 2 million shares of common stock and approximately 10,198 shares of $1,000 per share redemption value preferred stock. We are required to redeem at least $1 million of the preferred stock each calendar year beginning in 2007, until December 31, 2016, at which time all of the preferred stock must have been redeemed. Our preferred stock has a cumulative dividend equal to 3% of the outstanding redemption value per year.

On a pro forma basis, if our acquisition of API had occurred on January 1, 2006, we would have recorded total revenue, net income and diluted earnings per share of $95.1 million, $18.3 million and $3.72, respectively in 2006 and $23.2 million, $2.3 million and $0.46, respectively for the three months ended March 31, 2007. Total revenue and pre-tax earnings from our insurance business would have accounted for approximately 82% and 93% of our total revenues and pre-tax earnings before accounting for corporate overhead, respectively, in 2006 and approximately 79% and 88% of our total revenues and pre-tax earnings before accounting for corporate overhead, respectively, for the first three months of 2007. See “Unaudited Pro Forma Condensed Consolidated Financial Information,” beginning on page 30.

Our Strengths

We believe that we are well positioned to capitalize on opportunities in our market as a result of the following competitive strengths:

•

Long-standing Relationships with Physician Community.    API was founded in 1975 by physicians to provide a stable source of medical professional liability insurance in the Texas market and, prior to our acquisition of API, it was governed by a board of directors primarily composed of practicing physicians. We believe that we have been able to retain this physician-driven insurance philosophy through the use of our advisory board, which is composed of former directors of API. Our advisory board meets regularly with API to consult on marketing, underwriting and claims strategy. We believe this active physician involvement is important to the physician community and gives us an advantage when marketing and servicing our policies and handling claims. Also, we believe our long-term presence in this market has established our reputation as a long-term, reliable source of medical professional liability insurance, which aids our efforts in attracting and retaining policyholders.

•

Innovation in Policy Design and Customization.    We believe that our exclusive focus on medical professional liability insurance and our management team’s expertise in this industry allow us to be innovative when customizing policy and coverage terms to meet the unique needs of our policyholders. We write substantially all of our policies on a claims-made basis, which generally shortens the time during which a policyholder may submit a claim under a policy. Through the extensive use of our management reporting technology and our 30-plus years of experience in identifying and meeting the needs of our policyholders, we are able to design new product offerings and modify our existing policy provisions to react to emerging trends and opportunities. We believe our policy innovation distinguishes us from our competition and allows us to write profitable business through many market cycles.

•	Pragmatic Approach to Claims Management. We aggressively defend against non-meritorious claims and strive to quickly resolve valid claims. Our claims department is staffed by personnel who average over 14 years of experience in medical professional liability insurance claims. We meet monthly with members of our physician advisory board to assess current medical standards of care, claim status and various strategies of claim defense and resolution. We believe our approach to claims management helps us reduce the cost of claims made against our policyholders.

•

Comprehensive Customer Relationship Management.    We maintain regular contact directly with our larger insurance customers and track the interaction we have with all of our policyholders to ensure that we maintain what we believe to be a strong and valued customer relationship. We visit the majority of our physician group clients on an annual basis in order to develop and maintain our relationship with their key insurance decision makers. We also solicit feedback from our insurance customers to help strengthen our customer relationships and improve the quality of our insurance services. We believe this level of customer relationship management, combined with a traditional agency distribution model, helps increase our retention rates in various market cycles and has helped us achieve recent retention rates of approximately 90%.

•

Value Added Loss Prevention Services.    We provide our policyholders with a variety of risk management programs and resources designed to reduce the risk of professional liability claims being made against our insureds and to increase the defensibility in the event an insured is named in a medical professional liability claim. We believe our value added services help strengthen our customer relationships and further distinguish us from our competitors.

•

Experienced Management Team.    Our senior management team averages over 22 years of experience in the financial services industry and 17 years with us (exclusive of our president and chief operating officer who joined us in April 2007 and who had been our external legal counsel for 14 years). The president, chief financial officer and vice president of claims of our insurance operations and our chairman and chief executive officer collectively have over 50 years of experience managing API’s operations as its attorney-in-fact prior to our acquisition of API. The president of our Financial Services operations has 22 years of experience in the investment and investment advisory industry. In addition, upon the closing of our acquisition of API, two physician members of the API board of directors were added to our board of directors. These physicians served on the board of directors of API prior to the acquisition for 31 and 29 years, respectively. We believe this experienced management team provides us with a competitive advantage and experience managing our operations through different market cycles.

•

Diverse Set of Products and Services Offered by Our Financial Services Business.    Through our Financial Services operations, we provide a broad range of products and services including trade execution, fixed-income research, investment banking services, fixed-income asset management as well as trading and analysis of syndicated bank loans, trade claims and distressed private loan portfolios. We believe this broad product offering allows us to leverage trends in various segments of the financial services markets instead of relying on a single product or service for our operating results.

Our Strategy

Our strategy is to utilize superior medical professional liability insurance underwriting and claims management expertise in new and existing markets and includes the following key elements:

•

Prudently Grow our Existing Texas Insurance Business.    While we currently write approximately 13% of the medical professional liability premiums in Texas, we believe that there are additional opportunities to expand in this market, through both internal growth initiatives and selective acquisitions. We believe that the strength of our underwriting, loss prevention, claims management and policyholder services will allow us to profitably increase our market share in Texas. We intend to leverage our quality service, experience, people and relationships to retain existing policyholders and expand in the Texas market.

•

Conservatively Expand into New Markets.    We intend to pursue profitable growth in new geographic markets, through both internal growth initiatives and selective acquisitions. We intend to focus on markets where we identify profitable underwriting opportunities and where we believe that we can hire or collaborate with qualified and experienced people to aid in our expansion efforts. Our expansion strategy will depend upon the competitive environment, the extent of tort reform in potential target markets, rate adequacy and our ability to collaborate with qualified local personnel experienced in the markets we choose to enter.

•

Focus on Underwriting Profitability.    We are focused on maintaining adequate premium rate levels to allow for underwriting profitability. We intend to maintain our selective underwriting practices that involve careful review of every application we receive and a thorough review of every physician being considered for renewal. In addition, we will consider retaining a larger portion of the risks we cede to third-party reinsurers as we identify profitable opportunities to do so.

•

Obtain a Favorable Rating.    Without the benefit of a financial strength rating, we established API as a leading medical professional liability insurer in Texas. We believe that a favorable financial strength rating will aid our future expansion efforts in new markets and support our growth in existing markets since many potential insurance customers require minimum financial strength ratings of their insurers. We intend to utilize a portion of the net proceeds from this offering to strengthen the capital of API and may pursue a favorable financial strength rating from A.M. Best or another qualified rating agency.

•

Maintain Profitability of Our Financial Services Operations.    We intend to continue to generate favorable returns on invested capital in our Financial Services segment and build upon its track record of success. We believe that we can continue to increase the value of our investment banking and distressed debt trading operations through continued marketing and sales efforts.

Recent Additions to our Management

In April 2007, Timothy L. LaFrey joined us in the position of president and chief operating officer of the Company and as a director. He is also a director and chief executive officer of API. He joined us to increase the depth of our management team as the Company capitalizes on its growth potential in light of the acquisition of API.

Upon the closing of our acquisition of API, Norris K. Knight, Jr., M.D. and William J. Peche, M.D. were added to our board of directors. Both had served on the board of directors of API prior to the acquisition.

Risks Affecting Us

•

Geographic Concentration.    Our written premiums are almost exclusively in Texas. Our revenues and profitability for the foreseeable future will be substantially impacted by prevailing regulatory, economic, demographic and competitive conditions in Texas.

•

Effective Pricing of Insurance Policies.    If we fail to accurately assess the risks associated with the policyholders we insure, we may fail to establish appropriate premium rates, and our reserves for unpaid losses and loss adjustment expenses (which we refer to as loss and LAE reserves) may be inadequate to cover our actual losses.

•

Reliance on a Limited Group of Independent Agents.    We distribute our insurance products through a limited group of independent agents, one of which represented 45% of our gross premiums and maintenance fees written in 2006. If our relationship with one or more of these agents changes or terminates, it could materially affect our revenues and results of operations.

•	Successful Challenges to Tort Reform. Texas enacted legislation in 2003 specifically directed at medical professional liability reform. This legislation includes limits on certain damages.

Tort reform may not be upheld by courts. In addition, if tort reform is effective, the business of providing professional and other liability insurance may become more attractive, causing an increase in competition.

•

Impact of Lock-up Agreements.    A significant portion of our outstanding shares are subject to lock-up agreements, which, when they terminate, could result in a large number of our shares being sold, which could lower the market price at which our shares trade.

•

Potential Losses and Litigation Risk Associated with Our Financial Services Business.    APS Capital Corp., one of our Financial Services subsidiaries, trades bank debt and trade claims, which subject us to potential losses and litigation risk.

Corporate Information

We were organized in October 1974 under the laws of the State of Texas. Our principal executive office is at 1301 S. Capital of Texas Highway, Suite C-300, Austin, Texas 78746, and our telephone number is (512) 328-0888. Our website is www.amph.com. We make available free of charge on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the “SEC”).

A summary organizational chart showing our corporate structure is shown below:

The Offering

Common stock we are offering	2,000,000 shares

Common stock offered by the selling shareholder	100,000 shares

Common stock to be outstanding after this offering	6,826,355 shares

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to 315,000 additional common shares to cover over-allotments, if any.

Use of proceeds

We intend to use the net proceeds from this offering to implement our business strategy by (1) contributing approximately $10 million in capital to our insurance subsidiary in order to grow our current markets and prudently expand into new markets; and (2) using the balance of the net proceeds for general corporate purposes including possible acquisitions. See “Use of Proceeds,” beginning on page 24.

Nasdaq Capital Market Symbol	AMPH

Unless otherwise indicated, the information in this prospectus is based on the number of shares outstanding as of April 30, 2007 and, unless otherwise indicated, excludes:

•	exercise of the underwriters’ over-allotment option to purchase up to 315,000 additional shares of common stock in this offering;

•

760,000 shares of common stock issuable upon exercise of options outstanding under our 1995 and 2005 Incentive and Non-Qualified Stock Option Plans, at a weighted average exercise price of $12.42 per share; and

•

206,000 shares of common stock reserved for future grants under our 2005 Incentive and Non-Qualified Stock Option Plan and our Affiliated Group Deferred Compensation Master Plan (the “Deferred Compensation Plan”).

SUMMARY FINANCIAL DATA

Summary Consolidated Historical Financial and Operating Data of American Physicians Service Group, Inc.

The following table sets forth selected historical financial and operating data for the Company. The income statement data set forth below for each of the years in the five-year period ended December 31, 2006 and the balance sheet data as of December 31, 2006, 2005, 2004, 2003 and 2002 are derived from our audited consolidated financial statements included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto. The income statement data for the three months ended March 31, 2007 and 2006, and the balance sheet data as of March 31, 2007 and 2006, are derived from our unaudited consolidated financial statements which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods, but may not be comparable as data stated for periods 2006 and later were impacted by the implementation of Statements of Financial Accounting Standards (“SFAS”) No. 123(R), Accounting for Stock-Based Compensation (“SFAS No. 123(R)”). All information is presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Actual financial results through March 31, 2007 may not be indicative of future financial performance.

Equity compensation costs of approximately $1.2 million related to our acquisition of API are included in the three month period ended March 31, 2007.

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(in thousands, except per share data)
Selected Income Statement Data:
Revenues:
Insurance services	$3,657	$3,655	$15,555	$15,514	$15,316	$10,826	$9,454
Financial services	5,216	3,578	16,805	18,459	16,705	19,623	13,623

Total revenues	8,873	7,233	32,360	33,973	32,021	30,449	23,077
Expenses:
Insurance services	3,823	2,754	11,262	10,262	9,968	7,841	7,066
Financial services	4,437	3,285	15,145	16,263	14,538	16,584	11,876
General and administrative	777	518	2,128	2,737	2,227	2,069	1,951
Gain on sale of assets	(5)	—	(29)	(134)	(56)	(8)	(515)

Total expenses	9,032	6,557	28,506	29,128	26,677	26,486	20,378

Net income (loss)	$(95)	$562	$3,194	$5,460	$2,152	$2,799	$3,411

Per share amounts:
Basic: Net income (loss)	$(0.03)	$0.20	$1.15	$2.03	$0.85	$1.27	$1.53
Diluted: Net income (loss)	$(0.03)	$0.19	$1.09	$1.86	$0.76	$1.14	$1.45
Diluted weighted average shares outstanding	2,822	2,909	2,933	2,931	2,838	2,449	2,345
Cash dividends	—	—	$0.30	$0.25	$0.20	—	—
Book value per share	$10.81	$10.16	$10.49	$9.95	$9.23	$7.78	$8.03

Selected Balance Sheet Data:
Total assets	$41,606	$33,149	$36,276	$33,505	$30,443	$25,638	$24,981
Long-term obligations	—	—	—	—	1,133	1,576	2,665
Total liabilities	10,668	5,147	6,687	5,783	6,229	6,532	7,455
Minority interests	21	16	21	15	1	—	384
Total shareholders’ equity	$30,917	$27,986	$29,568	$27,707	$24,213	$19,106	$17,142

Summary Historical Financial and Operating Data of American Physicians Insurance Company

The following table sets forth selected historical financial and operating data for API. The income statement data for each of the years in the three-year period ended December 31, 2006 and the balance sheet data as of December 31, 2006 and 2005 are derived from the audited financial statements of API included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto. The income statement data for the year ended December 31, 2003 and the balance sheet data for the year ended December 31, 2004 are derived from the audited financial statements of API. The income statement data for the year ended December 31, 2002 and for the three months ended March 31, 2007 and 2006, and the balance sheet data as of December 31, 2003 and 2002 and March 31, 2007 and 2006, are derived from unaudited financial statements of API which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods and all adjustments are normal recurring in nature. All selected data are presented in accordance with GAAP.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(in thousands)
Income Statement Data:
Gross premiums and maintenance fees written—direct and assumed	$15,466	$20,115	$74,833	$79,301	$84,571	$70,993	$58,815
Premiums ceded	(2,407)	(2,777)	(4,709)	(12,885)	(12,878)	(10,352)	(7,596)

Net premiums and maintenance fees written	13,059	17,338	70,124	66,416	71,693	60,641	51,219

Net premiums and maintenance fees earned	16,311	17,631	70,859	64,183	64,616	52,844	38,168
Investment income, net of investment expenses	1,791	1,451	6,466	5,131	4,089	3,119	3,300
Realized capital gains (losses)—net	126	102	6	552	608	185	(214)

Total revenues	18,228	19,184	77,331	69,866	69,313	56,148	41,254

Losses and loss adjustment expenses	10,934	12,153	38,970	43,976	48,655	44,546	29,616
Other underwriting expenses and net change in deferred acquisition costs	3,355	3,168	14,213	12,671	11,422	9,699	10,213

Total expenses	14,289	15,321	53,183	56,647	60,077	54,245	39,829

Income from Operations	3,939	3,863	24,148	13,219	9,236	1,903	1,425
Federal income tax expense (benefit)	1,326	1,445	8,397	4,188	3,421	1,211	(116)

Net income	$2,613	$2,418	$15,751	$9,031	$5,815	$692	$1,541

GAAP Underwriting Ratios:
Loss ratio (1)
Current accident year	67%	66%	61%	44%	45%	64%	60%
Prior years	0%	3%	-6%	25%	30%	20%	17%

Calendar year	67%	69%	55%	69%	75%	84%	77%
Expense ratio (2)	21%	18%	20%	19%	18%	18%	27%

Combined ratio (3)	88%	87%	75%	88%	93%	102%	104%

Balance Sheet Data:
Cash and cash equivalents and investments	$163,457	$125,702	$144,583	$116,749	$106,457	$85,671	$68,582
Premiums and maintenance fees receivable	14,647	14,427	16,493	13,703	14,971	10,354	8,294
Reinsurance recoverables	31,058	34,220	37,217	34,653	16,162	18,321	19,656
All other assets	9,179	8,646	8,025	9,728	8,138	9,174	5,907

Total Assets	218,341	182,995	206,318	174,833	145,728	123,520	102,439
Reserve for losses and loss adjustment expenses	116,227	103,275	110,089	95,372	69,445	63,713	54,187
Unearned premiums and maintenance fees	36,516	40,303	39,786	40,698	38,346	31,035	23,223
Refundable subscriber deposits	10,198	10,457	10,227	10,568	11,001	11,461	11,578
All other liabilities	18,135	8,369	11,498	8,953	15,035	11,407	8,279

Total Liabilities	181,076	162,404	171,600	155,591	133,827	117,616	97,267
Total Members’ Equity	$37,265	$20,591	$34,718	$19,242	$11,901	$5,904	$5,172

(1)	Loss ratio is defined as the ratio of losses and loss adjustment expenses to net premiums and maintenance fees earned.
(2)	Expense ratio is defined as the ratio of other underwriting expenses and net change in deferred acquisition costs to net premiums and maintenance fees earned.
(3)	Combined ratio is the sum of the loss ratio and the expense ratio.

Summary Unaudited Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial data has been derived from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements included elsewhere herein and related notes thereto. This information is based on the historical unaudited consolidated balance sheets as of March 31, 2007 and the consolidated unaudited statements of income of the Company and API for the three months ended March 31, 2007 and the audited statements of income of the Company and API for the year ended December 31, 2006. The statements include pro forma adjustments as described in the notes accompanying the financial statements.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions noted above actually occurred on the dates specified, nor does it purport to project our results of operations or financial condition for any future period or as of any future date. The unaudited pro forma condensed consolidated financial information is not comparable to our historical financial information due to the inclusion of the effects of the API acquisition.

Equity compensation costs of approximately $1.2 million related to our acquisition of API are included in the three month period ended March 31, 2007.

The unaudited pro forma condensed consolidated balance sheet as of the period ended March 31, 2007 is presented as if the API acquisition occurred on March 31, 2007. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 and the three months ended March 31, 2007 and March 31, 2006 are presented as if the API acquisition occurred on January 1, 2006. See “Unaudited Pro Forma Condensed Consolidated Financial Information,” beginning on page 30.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005
	(in thousands, except per share data)
Pro Forma Income Statement Data:
Net premiums and maintenance fees earned	$16,311	$17,631	$70,859	$64,183
Investment income, net of investment expenses	2,119	1,682	7,635	5,832
Financial services revenues	4,910	3,457	16,050	18,459
Total revenues	23,165	22,980	95,139	92,595
Net income	2,258	3,544	18,274	14,212
Net income per share
Basic	0.47	0.75	3.84	3.04
Diluted	0.46	0.72	3.72	2.89

	As of March 31, 2007
	(in thousands, except per share data)
Pro Forma Balance Sheet Data:
Investments	$175,489
Total assets	255,413
Reserve for losses and loss adjustment expenses	116,227
Total liabilities	189,581
Minority interests	21
Shareholders’ equity	65,811
Book value per share	13.59

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

Our geographic concentration means that our insurance business performance may be affected by economic, regulatory and demographic conditions of our operations within the State of Texas.

Our business is concentrated in Texas, in which we generated 99% of our premiums written for each of the three months ended March 31, 2007 and the year ended December 31, 2006. Accordingly, unfavorable economic, regulatory and demographic conditions in Texas would negatively impact our business. We focus exclusively on medical professional liability insurance. In the event there is meaningful change in the existing legislation and claims environment, our financial condition and results of operations could be adversely affected. We may be exposed to greater risks than those faced by insurance companies that conduct business over a larger geographic area. For example, our geographic concentration could subject us to pricing pressure as a result of market or regulatory forces.

Our Insurance Services subsidiaries operate in highly competitive businesses against competitors with greater financial, marketing, technological and other resources.

The insurance industry is highly competitive. Many of our competitors possess greater financial, marketing, technological and other resources. We may not be able to continue to compete successfully.

All of our revenue from the Insurance Services segment is attributable to API. API competes with several insurance carriers, including Medical Protective Insurance Services Inc., Texas Medical Liability Trust (“TMLT”), ProAssurance Corporation, The Doctors Company, Advocate MD RPG, Inc., the Texas Medical Liability Insurance Underwriting Association, which is the state-sponsored insurer of last resort, and Medicus Insurance Company. We consider these companies API’s competitors because they are the companies to which policyholders who cancel their policies with API typically move. Many of our competitors have greater financial strength and broader resources than us. We compete with these companies on a variety of factors including price, customer service, expertise in claims handling, policy coverage, risk management services and financial strength. In premiums written and asset size, Medical Protective Insurance Services Inc., TMLT, ProAssurance Corporation and The Doctors Company are significantly larger than API, and Advocate MD RPG, Inc. and Medicus Insurance Company are smaller than API. Texas Medical Liability Insurance Underwriting Association is larger than API in terms of asset size and smaller than API in terms of annualized earned premiums. We do not have the capacity to write the volume of business equal to that of some of the other major carriers. With the implementation of tort reform in late 2003, additional companies have re-entered, and other national companies may re-enter, the Texas market, resulting in further increases in competition. As a result of this increased competition, API continues to face price pressure on both existing renewals and new business.

Our largest insurance competitor, TMLT was established under the provisions of a statute that authorized a statewide association of physicians or dentists to create a trust to self-insure its members. By statute, only members of the founding association may obtain insurance from TMLT. TMLT is subject to limited government regulation in comparison to other insurance companies, such as API, in regards to statutory financial reporting and financial examinations by the Texas Department of Insurance. TMLT further benefits from a low-cost structure as it is not required to pay premium taxes and does not participate in the guaranty association. As a result, we are at a competitive disadvantage in competing against TMLT.

Our reliance on key executives could affect our results of operations.

We believe that our success depends on the efforts and abilities of a relatively small group of our executive personnel. The loss of services of one or more of these key executives could have a material adverse effect on our business. We do not maintain key man life insurance on any of our key executives. We have identified our key executives as: Kenneth S. Shifrin, chairman of the board and chief executive officer; Timothy LaFrey, president and chief operating officer; George Conwill, president of APS Investment Services; Maury Magids, president of APS Insurance Services, Inc.; and William Hayes, chief financial officer. In 2000, Mr. Shifrin was diagnosed with chronic lymphocytic leukemia. We anticipate that the treatments Mr. Shifrin is taking for this condition in 2007 may have an impact on the amount of time he will be able to devote to our business and that worsening of the effects of this condition could further reduce our access to Mr. Shifrin’s services, which could adversely affect our business.

If we do not effectively price our insurance policies, then our financial results will be adversely affected.

Our premium rates are established when coverage is initiated and based on factors that include estimates of expected losses generated from the policies we underwrite. We analyze many factors when pricing a policy, including the policyholder’s prior loss history, medical specialty and practicing territory. If we underprice our insurance policies, actual costs for providing insurance coverage to policyholders may be significantly higher than associated premiums. When initiating coverage on a policyholder, we must rely on information provided by the policyholder or previous carriers to properly estimate future claims exposure. If any information is inaccurate, we could underprice our policies by using claims estimates that are too low. As a result, actual costs for providing insurance coverage to policyholders may be significantly higher than associated premiums. We assume the risk that policies in force were written at inadequate premium rates.

If our relationships with certain of our independent agencies, one of which accounts for a significant part of our business, were terminated, our financial condition and results of operations could be materially adversely affected.

We market and sell our insurance products through a group of approximately 22 active independent, non-exclusive insurance agents. In addition, for the year ended December 31, 2006, approximately 45% of our gross premiums written were produced by one agency. This agency also serves as API’s primary reinsurance broker.

We do not have exclusive arrangements with our agents, and either party can terminate the relationship at any time. These agents are not obligated to promote our products and also sell our competitors’ products. We must offer medical professional liability insurance products and services that meet the requirements of these agents and their customers. We must also provide competitive commissions to these agents.

Thus, our relationships with our distribution partners may not continue or may continue under terms that are not as favorable to us as our current agreements. Also, if we do not maintain good relationships with the agents with which we contract to sell our products, these agents may sell our competitors’ products instead of ours or may direct less desirable risks to us, and our revenues or profitability may decline. In addition, these agents may find it easier to promote the broader range of programs of some of our competitors than to promote our single-line medical professional liability insurance products. The loss of a number of our independent agents or the failure of these agents to successfully market our products could result in lower gross premiums written and have a material adverse effect on our financial condition and results of operations if we are unable to replace them with agents that produce comparable premiums.

Loss reserves in our Insurance Services business are based on estimates and may be inadequate to cover actual loss and loss adjustment expenses.

As a risk-bearing insurance entity, we must establish and maintain reserves for our estimated liability for losses and loss adjustment expenses in our Insurance Services business. We establish loss reserves in our financial statements that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have not yet been reported to us. Loss reserves are estimates of the ultimate cost of individual claims based on actuarial estimation techniques and are inherently uncertain. Judgment is required in applying actuarial techniques to determine the relevance of historical payment and claim closure patterns under current facts and circumstances. We periodically review our established reserves and may adjust reserves based on the results of these reviews. If we change our estimates, these changes are reflected in results of operations during the period in which they are made. These adjustments could be significant.

As a holding company, our financial condition and results of operations are dependent on our subsidiaries and our ability to pay expenses and dividends will be dependent on our ability to receive dividends from our subsidiaries, which may be restricted.

We are principally a holding company with assets consisting primarily of cash, investment securities and the capital stock of our subsidiaries. Consequently, our ability to pay our operating expenses, make redemption payments on our Series A redeemable preferred stock and service our other indebtedness is dependent upon the earnings of our subsidiaries and our ability to receive funds from such subsidiaries through loans, dividends or otherwise. Our subsidiaries are legally distinct entities and have no obligation, contingent or otherwise, to make funds available to us for such obligations. In addition, our subsidiaries’ ability to make such payments is subject to applicable state laws and claims of our subsidiaries’ creditors will generally have priority as to the assets of such subsidiaries. Accordingly, our subsidiaries may not be able to pay funds to us sufficient to enable us to meet our obligations. The ability of API to pay dividends to us or redeem any of the API preferred stock that we hold is subject to regulation by the Texas Department of Insurance. In addition to restrictions on dividends and distributions applicable to all Texas stock insurance companies, for so long as any Series A redeemable preferred stock is outstanding, the Texas Department of Insurance prohibits API from paying dividends to us on the API common stock that we hold in any fiscal year unless and until we comply with our redemption and dividend payment obligation to the holders of our Series A redeemable preferred stock for that year. We have also agreed that, without prior approval of the Texas Department of Insurance, aggregate annual dividends on API common stock and payments made to redeem API preferred stock held by us may not exceed the lesser of 10% of API’s prior year-end policyholder statutory earned surplus or API’s prior year net income, and in no event may exceed API’s policyholder statutory earned surplus. By way of illustration, if this dividend and redemption restriction had been in place in 2004, 2005 and 2006, possible dividends paid by API to us for those years would have been limited to $357,268, $870,465 and $1,555,400, respectively. Accordingly, our subsidiaries may not be able to pay funds to us and, even if paid such funds may not be sufficient to enable us to meet our obligations.

If tort reform is successfully challenged, it could materially affect our insurance operations.

Tort reforms generally restrict the ability of a plaintiff to recover damages by imposing one or more limitations, including, among other limitations, eliminating certain claims that may be heard in a court, limiting the amount or types of damages, changing statutes of limitation or the period of time to make a claim and/or limiting venue or court selection. Texas enacted legislation in 2003 specifically directed at medical professional liability reform. Among the more significant aspects of the legislation were caps on non-economic damages and caps on non-economic damages against a single institution and against all healthcare institutions combined.

While the effects of tort reform may be generally beneficial to our insurance business, such reforms may not be effective or ultimately upheld by the courts. In the event that we begin experiencing an increase in claims frequency and/or severity, we will have to respond with corresponding increases to premium rate levels. These changes in rates may prevent us from having the ability to expand our Insurance Services business in the Texas marketplace. In addition, the benefits of tort reform may be accompanied by regulatory actions by state insurance authorities that may be detrimental to our insurance business, such as expanded coverage requirements and premium rate limitations or rollbacks.

Prior-year favorable experiences on our variable premium reinsurance contracts may not continue to result in favorable adjustments to ceded premiums.

Our reinsurance contracts for 2002 through 2007 contain variable premium ceding rates based on loss experience and thus, a portion of policyholder premium ceded to the reinsurers is calculated on a retrospective basis. The variable premium contract is subject to a minimum and a maximum premium range to be paid to the reinsurers, depending on the extent of losses actually paid by the reinsurers. A provisional premium is paid during the initial policy year. The actual percentage rate ultimately ceded under these contracts will depend upon the development of ultimate losses ceded to the reinsurers under their retrospective treaties.

For the year ended December 31, 2006, API recorded favorable net development to ceded premiums of $7,743,000 related to prior variable premium reinsurance treaties as a result of lower estimated loss and loss adjustment expenses for treaty years 2002 through 2005. Prior-year favorable experiences on our variable premium reinsurance contracts may not continue to result in favorable adjustments to ceded premiums.

Our Financial Services subsidiaries operate in highly competitive businesses against competitors with greater financial, marketing, technological and other resources.

Our Financial Services businesses are engaged in a highly competitive industry. We compete with numerous other broker-dealers, many of which are well known national or large regional firms with substantially greater financial and personnel resources. We also compete with a number of smaller regional brokerage firms in Texas and the southwestern United States.

In many instances APS Financial Corporation (“APS Financial”), our broker-dealer subsidiary, competes directly with these organizations. In addition, there is competition for investment funds from the real estate, insurance, banking and thrift industries. APS Financial competes for brokerage transactions principally on the basis of our research, our reputation in particular markets, and the strength of our client relationships. In our investment banking activities, we compete with large, well-known investment banks as well as regional service providers who offer placement and advisory services to small-and middle market companies. We compete for these investment banking assignments on the basis of our relationships with the issuers, potential investors, industry experience and transactional fees.

There is also significant competition in the financial services industry for qualified employees. We compete with other securities firms for investment bankers, sales representatives, securities traders, analysts and other professionals. Our ability to compete effectively depends on our ability to attract, retain and motivate qualified employees.

Our Financial Services businesses are subject to market forces beyond our control, which could affect us more severely than our competitors.

Our Financial Services businesses, like other securities firms, are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities transactions. In recent years, the U.S. securities markets have experienced significant volatility. If our trading volume decreases, our revenues decline. Also, when trading volume is low, our profitability is adversely affected because our overhead remains relatively fixed, despite lower compensation costs associated with commission revenues. Severe market fluctuations in the future could have a material adverse effect on our business, financial condition and operating results. Certain of our competitors with more diverse product and service offerings might withstand such a downturn in the securities industry better than we would.

Our Financial Services segment is dependent on a limited number of customers and the loss of one or more of these customers could adversely affect our profitability.

We receive a substantial portion of our Financial Services revenues from a limited number of customers. In 2006, one customer and its related entities comprised approximately 44% of our total Financial Services revenues. The loss of this customer could significantly negatively affect the operating results of our Financial Services segment.

Market conditions could cause reinsurance to be more costly or unavailable for our Insurance Services business.

As part of our overall risk management strategy, we currently purchase reinsurance for amounts of risk from $250,000 up to $1,000,000. If we are unable to maintain our current reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates, or if we are unable to renew our expiring reinsurance coverage, we may be adversely affected by losses or have to reduce the amount of risk we underwrite.

We bear credit risk with respect to our reinsurers, and if any reinsurer fails to pay us, or fails to pay us on a timely basis, we could experience a shortage of liquidity or unexpected losses.

We transfer some of our risks to reinsurance companies in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. If reinsurers fail to pay us or fail to pay on a timely basis, our financial results will be adversely affected. At March 31, 2007, API had reinsurance recoverables on paid and unpaid losses and loss adjustment expenses of approximately $29,685,000.

Until we acquired API, it operated as a reciprocal insurance exchange that provided insurance to its subscribers, and therefore its historical financial and business results may not be representative of future results.

Prior to April 1, 2007, API was a reciprocal insurance exchange, with a business goal to provide a stable source of medical professional liability insurance in Texas. Our business goal is to maximize API’s long-term profitability. This change in business goals may not be successful, which could result in our income being significantly reduced. In addition, we are subject to risks associated with negative customer perception of a for-profit corporation, as compared to a reciprocal insurance exchange, which may cause significant customer defections and a loss in market share.

If we are unable to obtain and maintain a favorable financial strength rating, it may be more difficult for our Insurance Services business to write new business or renew its existing business.

Third party rating agencies assess and rate the claims-paying ability of insurers based upon criteria established by the agencies. The financial strength ratings assigned by rating agencies to insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations and are not directed toward the protection of investors. These ratings are not recommendations to buy, sell or hold any security.

Financial strength ratings are used by agents and clients as an important means of assessing the financial strength and quality of insurers. API has no financial strength rating. The inability of API to obtain a favorable rating within a reasonable period of time could adversely affect its ability to sell insurance policies and inhibit API from competing effectively. If market conditions for API’s insurance become more competitive, competitors with higher financial strength ratings might have a competitive advantage. These results could have a material adverse effect on our results of operations and financial condition.

Our Insurance Services business is subject to extensive government regulation.

Insurance businesses are subject to extensive regulation by state insurance authorities in each state in which they operate. Regulation is intended for the benefit of policyholders rather than shareholders. In addition to control over the amount of dividends and other payments that can be made by API, these regulatory authorities have broad administrative and supervisory power relating to licensing requirements, trade practices, capital and surplus requirements, investment practices and rates charged to insurance customers.

These regulations may impede or impose burdensome conditions on rate increases or other actions that we may want to take to enhance our operating results. In addition, we incur significant costs in the course of complying with regulatory requirements. Also, our ability to grow API through premiums and additional capacity could be limited due to surplus and risk-based capital requirements under the financial regulatory guidelines of the Texas Department of Insurance.

The National Association of Insurance Commissioners (“NAIC”) Insurance Regulatory Information System (“IRIS”) was developed to help state regulators identify companies that may require special attention. IRIS identifies key financial ratios and specifies “usual ranges” for each ratio. Departures from the usual ranges of ratios may lead to inquiries from the insurance regulators. In 2006, API had three values outside the normal range, two related to the growth of its surplus and one related to the increase in prior year loss reserves.

Most states also regulate insurance holding companies like us in a variety of matters, such as restrictions on acquisitions, changes of control and the terms of affiliated transactions.

Currently, pursuant to an order of the Texas Department of Insurance, we must redeem at least $1 million of our Series A redeemable preferred stock each calendar year beginning in 2007, until December 31, 2016, at which time all of the Series A redeemable preferred stock must have been redeemed. We also must pay a cumulative dividend equal to holders of our Series A redeemable preferred stock equal to 3% of the outstanding redemption value per year. In addition, the Texas Department of Insurance has required us to place $2.5 million into an escrow account with a bank, to remain in escrow until the aggregate remaining redemption and dividend obligation with respect to our Series A redeemable preferred stock is less than the amount of such escrow balance. We have agreed that no withdrawals will be made from this escrow account without prior approval from the Texas Department of Insurance.

Further, the NAIC and certain state insurance regulators are re-examining current laws and regulations, specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways. The effects of any future legislative or regulatory changes may have a material adverse effect on our Insurance Services business.

Our Financial Services business is subject to extensive government regulation.

The securities industry is subject to extensive governmental supervision, regulation and control by the SEC, state securities commissions and self-regulatory organizations, which may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of APS Financial or any of its officers or employees. The NASD regulates our Financial Services business’ marketing activities. The NASD can impose certain penalties for violations of its advertising regulations, including censures or fines, suspension of all advertising, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or any of its officers or employees.

Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of a system to ensure compliance with these laws and rules, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to claimed noncompliance in the future, which could have a material adverse effect on our business, financial condition and operating results.

The federal or state governments or self-regulatory organizations having jurisdiction over our insurance and securities businesses could adopt regulations or take other actions, such as the failure to renew or the revocation of required licenses and certifications that would have a material adverse effect on our business, financial condition and results of operations. In addition, our operations and profitability may be affected by additional legislation, changes in rules promulgated by the SEC, NASD, the Board of Governors of the Federal Reserve System, the various stock exchanges and other self-regulatory organizations and state securities commissions or changes in the interpretation or enforcement of existing laws or rules.

Our Financial Services business must maintain certain net capital requirements that could slow our expansion plans or prevent payments of dividends.

The SEC, NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is the net worth of a broker or dealer (assets minus liabilities), less deductions for certain types of assets. If a firm fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and could ultimately lead to the firm’s liquidation. If such net capital rules are changed or expanded or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. Such operations may include trading activities and the financing of customer account balances. Also, our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding stock could be severely restricted. A significant operating loss or an extraordinary charge against net capital could adversely affect the ability of APS Financial to expand or even maintain its present levels of business, which could have a material adverse effect on our business, financial condition and operating results.

Failure of third-party vendors to provide critical services could harm our business.

We rely on a number of third parties to assist in the processing of our transactions, including online and internet service providers, back-office processing organizations, and market makers. In particular, we clear all of our trades from our broker-dealer through one clearing firm, Southwest Securities, Inc. We do not control the actions of these third-party vendors. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could have a material adverse effect on our business, financial condition and operating results.

The fact that we write only a single line of insurance may leave us at a competitive disadvantage and subjects our financial condition and results of operations to the cyclical nature of the medical professional liability insurance market.

We face a competitive disadvantage because we only offer a single line of insurance. Some of our competitors have additional competitive leverage because of the wide array of insurance products that they offer. For example, a business may find it more efficient or less expensive to purchase multiple lines of insurance coverage from a single carrier. Because we do not offer a range of insurance products and sell only medical professional liability insurance, we may lose potential customers to larger competitors who do offer a selection of insurance products.

Growth in premiums written in the medical professional liability insurance industry have fluctuated significantly over the past ten years as a result of, among other factors, changing premium rates. The cyclical pattern of such fluctuation has been generally consistent with similar patterns for the broader property and casualty insurance industry, due in part to the participation in the medical professional liability insurance industry of insurers and reinsurers that also participate in many other lines of property and casualty insurance and reinsurance. Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions, otherwise referred to as a soft insurance market, followed by periods of capital shortage, lesser competition and increasing premium rates, otherwise referred to as a hard insurance market.

For the past two years, the medical professional liability insurance industry has faced a soft insurance market that has generally resulted in lower premium rates. During this two-year period, our rates have decreased by approximately 13% per year on average. We cannot predict whether, or the extent to which, the recent decreases in premium rates will continue.

Changes in the healthcare industry could have a material impact on the results of operations of our Insurance Services business.

Our Insurance Services business derives substantially all of its medical professional liability insurance premiums from physicians and other individual healthcare providers, physician groups and smaller healthcare facilities. Significant attention has recently been focused on reforming the healthcare industry at both the federal and state levels. In recent years, a number of factors related to the emergence of managed care have negatively affected or threatened to affect the practice of medicine and economic independence of medical professionals. Medical professionals have found it more difficult to conduct a traditional fee-for-service practice and many have been driven to join or contractually affiliate with provider-supported organizations. Such change and consolidation may result in the elimination of, or a significant decrease in, the role of the physician in the medical professional liability insurance purchasing decision and could reduce our medical professional liability insurance premiums, as groups of insurance purchasers may be able to retain more risk.

If we are unable to successfully write policies in new states, we may not be able to grow and our financial condition and results of operations could be adversely affected.

One of our strategies is to write medical professional liability insurance in new states, either through internal growth initiatives or selective acquisitions. However, our lack of experience in these new states means that this strategy is subject to various risks, including risks associated with our ability to:

•	comply with applicable laws and regulations in those new states;

•	obtain accurate data relating to the medical professional liability industry and competitive environment in those new states;

•	attract and retain qualified personnel for expanded operations;

•	identify and attract acquisition targets;

•	identify, recruit and integrate new independent agents;

•	augment our internal monitoring and control systems as we expand our business; and

•	integrate an acquired business into our operations.

Any of these risks, as well as risks that are currently unknown to us or adverse developments in the regulatory or market conditions in any of the new states that we enter, could cause us to fail to grow and could adversely affect our financial condition and results of operations.

The unpredictability of court decisions could have a material impact on our results of operations.

Our results of operations may be adversely affected by court decisions that expand the liability on the insurance policies API issues after they have been issued and priced. Additionally, a significant jury award, or series of awards, against one or more of API’s insureds could require API to pay large sums of money in excess of its reserved amounts. API’s policy to aggressively litigate claims against its insureds that it considers unwarranted or claims where settlement resolution cannot be achieved may increase the risk that API may be required to make such payments.

API could become subject to claims for extra-contractual obligations or losses in excess of policy limits in connection with its policyholders’ insurance claims. These claims are sometimes referred to as “bad faith” actions as it is alleged that the insurance company failed to negotiate a settlement of a claim in good faith within the insured’s policy limit. API currently maintains insurance in the form of a component of its ceded reinsurance for such occurrences, which serves to mitigate exposure to such claims. However, the assertion of multiple claims for extra-contractual obligations in a single year or one or more large claims in a single year could result in potential exposure materially in excess of insurance coverage or in increased costs of such insurance coverage. Such occurrences could have a material adverse effect on our results of operations and financial condition.

We are exposed to interest rate and investment risk.

Changes in interest rates could have an impact at our broker-dealer subsidiary, APS Financial. As interest rates increase, bond prices typically decrease and vice-versa. Since revenues at APS Financial are primarily recorded as commissions earned on the trading of fixed-income securities, a rise in interest rates would cause a drop in the yield of these securities and would generally result in customers being cautious about committing funds or selling their positions, thus negatively affecting commissions earned. The general level of interest rates may trend higher or lower in 2007, and this move may impact our level of business in different fixed-income sectors. A volatile interest rate environment in 2007 could also impact our business as this type of market condition can lead to investor uncertainty and their corresponding willingness to commit funds. If a generally improving economy is the impetus behind higher rates, our investment grade business may decline.

A material decline, other than temporary, in the value of any of our debt or equity securities could have a material adverse effect on our financial condition and results of operations. A decline in the value of equity securities, evidenced by lower prices traded for the common stock of these companies, might occur for several reasons, including poor financial performance, obsolescence of the service or product provided or any other news deemed to be negative by the investing public. A decline in the value of debt securities might occur for the same reasons above as well as due to an increase in interest rates.

If we cannot obtain adequate or additional capital on favorable terms, we may not have sufficient funds to implement our future growth or operating plans and our business, financial condition or results of operations could be materially adversely affected.

If we have to raise additional capital, equity or debt financing may not be available on terms that are favorable to us. In the case of equity financings, dilution to our shareholders could result. In any case, such securities may have rights, preferences and privileges that are senior to those of our shares of common stock. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our future growth or operating plans and our business, financial condition or results of operations could be materially adversely affected.

Customers of our Financial Services business may default on their margin accounts, effectively passing their losses on to us.

Our Financial Services customers sometimes purchase securities on margin through our clearing organization, Southwest Securities, Inc.; therefore, we are subject to risks inherent in extending credit. This risk is especially great when the market is rapidly declining. In such a decline, the value of the collateral securing the margin loans could fall below the amount of a customer’s indebtedness. Specific regulatory guidelines mandate the amount that can be loaned against various security types. Independent of our review, our corresponding clearing organization independently maintains a credit review of our customer accounts. If customers fail to honor their commitments, the clearing organization would sell the securities held as collateral. If the value of the collateral were insufficient to repay the loan, a loss would occur, which we may be required to fund. Any such losses could have a material adverse effect on our business, financial condition and operating results.

We rely on our information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.

Our businesses are highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to, in our Insurance Services business, process new and renewal business, provide customer service, administer claims, make payments on those claims and facilitate collections and, in our Financial Services business, receive and process trade orders. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems, including due to a natural catastrophe or the termination of any third-party software licenses upon which any of these systems is based, could interrupt our operations or materially affect our ability to evaluate and write new business and our ability to receive and process trade orders in our Financial Services business. If our systems or any other systems in the trading process slow down significantly or fail even for a short time, our Financial Services customers would suffer delays in trading, potentially causing substantial losses and possibly subjecting us to claims for such losses or to litigation claiming fraud or negligence.

As our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. Any interruption in our ability to write and process new and renewal business, service our customers or pay claims promptly could result in a material adverse effect on our business. Any systems failure that interrupts our operations could negatively impact our business, financial condition and operating results.

We are exposed to litigation in our Financial Services business.

From time to time, we are subject to lawsuits and other claims arising out of our Financial Services business. The outcome of these actions cannot be predicted, and such litigation or actions could have a material adverse effect on our results of operations and financial condition. We cannot predict the effect of any current or future litigation, regulatory activity or investigations on our business. Given the current regulatory environment it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, rules or regulations, we could be required to pay fines, damages and other costs, perhaps in material amounts. We could also be materially adversely affected by the negative publicity related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings.

APS Capital Corp., one of our Financial Services subsidiaries, trades bank debt and trade claims which subjects us to potential losses and litigation risk.

APS Capital Corp. (“APS Capital”), one of our subsidiaries in the Financial Services portion of our business, trades bank debt and trade claims. In that capacity, APS Capital potentially is liable for losses related to the impairment of the traded claims and for disputes that may arise during the trading process from either the holders of, or investors in, bank debt or trade claims.

For losses due to impairment, APS Capital may be liable for the portion of its potential profit on a trade claim trade that is proportional to any part of a traded claim that is subsequently impaired, offset, disallowed, subordinated, or subject to disgorgement (an “impairment”). Trade claims are private debt instruments representing claims by creditors against a debtor in bankruptcy. On rare occasions, when a trade claim has been allowed by a final, non-appealable court order, APS Capital may provide impairment protection for the full amount of a traded claim. In this case, it is possible that (1) a claim is impaired and (2) APS Capital may be unable to recover the impairment from any prior assignor of the claim. In the process of trading bank debt and trade claims, APS Capital is also subject to general litigation risk, which may result from disputes that arise during its trading process or from particular potential or executed trades.

We currently are party to litigation regarding disputes related to two bankruptcy trade claims. We believe that one of these matters is not material. Due to the recent initiation of the second matter, at this point we are not able to accurately quantify potential liability or damages, if any, related to this matter, which involves an assertion that APS Capital failed to acquire trade claims held by a prospective trading partner.

Our compliance and risk management methods might not be effective, which could increase the possibility of regulatory action or litigation or that our business is otherwise negatively impacted.

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. Our policies and procedures to identify, monitor and manage our risks may not always succeed. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. This information may not be accurate, complete, current or properly evaluated. Management of operational, market, credit, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. Our policies and procedures may not always be effective and we may not always be successful in monitoring or evaluating the risks to which we are or may be exposed. The failure to assess and mitigate the risks to which we are exposed could have a material adverse effect on our business, financial condition or results of operation.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

The market price of our common stock may fluctuate and sales of our common stock, including sales of shares acquired in this offering, could lower the market price of our common stock.

The market price of our common stock may fluctuate in response to quarter-by-quarter variations in our operating results, variations in the operating results of our competitors, changes in our earnings estimates by analysts, developments in the industries in which we operate or changes in general economic conditions.

If a large number of shares of our common stock are sold in the open market after this offering or if there is a perception that such sales will occur, the trading price of our common stock could decrease. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common stock. Upon consummation of the offering, we will have 6,826,355 shares of our common stock outstanding. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates and certain shares that are subject to a lock-up, will be freely tradeable.

Currently, there are 1,071,000 shares of our common stock reserved for issuance under our 1995 and 2005 Incentive and Non-Qualified Stock Option Plans. See “Description of Capital Stock—2005 Incentive and Non-Qualified Stock Option Plan,” beginning on page 122. Of these, 760,000 shares of common stock are issuable upon exercise of options outstanding as of the date hereof, of which 552,600 are currently exercisable or will become exercisable within 60 days after April 30, 2007. The sale of shares issued upon the exercise of stock options could further dilute your investment in our common stock and adversely affect our stock price.

In addition, there are 149,500 shares of our common stock reserved for issuance under our Deferred Compensation Plan, of which 95,574 shares of common stock are issuable upon certain key executive officers or directors terminating their employment or association with the Company, respectively. See “Description of Capital Stock—Deferred Compensation Plan,” beginning on page 124. As of April 30, 2007, 500 shares of our common stock have been issued under our Deferred Compensation Plan. The sale of shares issued under our Deferred Compensation Plan could adversely affect our stock price and could further dilute your investment in our common stock.

Our common stock has a low average daily trading volume and it may be difficult for you to sell the shares you purchase in this offering.

Our common stock is currently traded on the Nasdaq Capital Market. Stocks trading on the Nasdaq Capital Market typically do not have as high a trading volume as national securities exchanges. As a result, prices quoted for our stock may not reflect the actual fair market value of the stock. Also, because of the low volume of trading in our common stock, it may be difficult for you to sell the common stock you purchase in this offering. If you are able to sell our common stock, the limited trading volume could result in a significantly lower sales price than the sales price quoted by the Nasdaq Capital Market at the time of your order to sell. You should consult an experienced investment or financial advisor prior to attempting any sale of our common stock.

Holders of our outstanding shares of preferred stock have rights superior to those of our common shareholders.

The terms of our Series A Redeemable Preferred Stock issued in the acquisition of API provide that no dividends may be paid on shares of our common stock unless we are in compliance with the dividend obligations to holders of the preferred stock. If we are unable to meet the obligations to holders of our preferred stock we will be prohibited from paying dividends on our common stock. Furthermore, in the event we were to be liquidated, holders of our preferred stock would be entitled to receive their full remaining redemption value and any dividends due them before any distribution is made to the holders of our common stock.

A significant portion of our outstanding shares are subject to lock-up agreements which, when they terminate, could result in a large number of our shares being sold, which would lower the price for which people would agree to purchase shares of our common stock.

Pursuant to the terms of our acquisition of API, the approximately 2 million shares of our common stock and approximately 10,198 shares of our Series A redeemable preferred stock issued in the acquisition are subject to a 180-day lock-up period running from April 1, 2007, the date of the effectiveness of the acquisition, until September 28, 2007. We cannot predict whether substantial amounts of our common stock will be offered for sale in the open market upon the expiration of this lock-up period.

In addition, in connection with this offering, we, all of our directors and executive officers, certain other officers and the selling shareholder have entered into lock-up agreements and, with limited exceptions, have agreed not to, among other things, sell or otherwise dispose of our common stock for a period of 180 days after the date of this prospectus other than with respect to a limited number of securities that will be subject to a 90-day lock-up. A substantial amount of our common stock could be sold in the open market in anticipation of, or following, any divestiture by any of our existing shareholders, our directors or executive officers of their shares of common stock.

The net proceeds that we receive from this offering could be deemed to be used for repurchasing our common and preferred shares pursuant to our share repurchase plan and preferred stock redemption requirements.

In connection with our acquisition of API, we issued shares of our Series A redeemable preferred stock. Pursuant to the provision of that series of stock, we are required to redeem approximately $1 million per year of these shares, through the end of 2016. In addition, we have a share purchase plan, whereby we periodically purchase shares of our common stock in the open market and in private transactions. A portion of the net proceeds from this offering will be available for general corporate purposes, which could be deemed to include repurchases of outstanding shares of our preferred stock and common stock.

Anti-takeover provisions in our charter documents, our shareholder rights plan, our outstanding shares of preferred stock and Texas law could prevent or delay a change in control.

Certain anti-takeover provisions could prevent or delay an acquisition of our business at a premium price or at all. Some of these provisions are contained in our articles of incorporation as well as in a shareholder rights plan we adopted. Others are contained in the Texas statutory law governing corporations. These provisions may have the effect of delaying, making more difficult or preventing a change in control or acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us first to negotiate with us.

Our articles of incorporation provide that we may not engage in certain business combinations with a corporation, subsidiary of a corporation, person or other entity which is the beneficial owner, directly or indirectly, of 20% or more of our outstanding voting shares unless either certain requirements are first satisfied or the transaction is approved by the affirmative vote of no less than two-thirds of the shares of our common stock present in person or by proxy at a meeting where at least 80% of our common shares are represented in person or by proxy.

Under our shareholder rights plan, each outstanding share of common stock has attached to it one purchase right. Each purchase right entitles its holder to purchase from us a unit consisting of one one-thousandth of a share of Series A junior participating preferred stock at a price subject to adjustment. This could prevent or delay our change in control.

The Texas Business Corporations Act provides that certain Texas corporations, including the Company, may not engage in certain business combinations, including mergers, consolidations, and asset sales, with a person, or an affiliate or associate of such person, who is an “affiliated shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an affiliated shareholder unless (i) the business combination or purchase or acquisition of shares made by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or (ii) the business combination was approved by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder. Neither our articles of incorporation nor our bylaws contain any provision expressly providing that we will not be subject to the Texas anti-takeover statute. The Texas anti-takeover statute may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event(s) would be beneficial to our shareholders.

Our management shareholders have significant control of us and the ability to influence the approval of matters for which shareholder-voting is involved.

Our executive officers and directors and their affiliates beneficially own approximately 20.6% of our outstanding common stock, assuming full conversion of all options exercisable within 60 days of April 30, 2007, that they may beneficially own. As a result, our management is able to influence and possibly control the election of our board of directors and the outcome of other corporate actions requiring shareholder approval. Assuming the selling shareholder sold the 100,000 shares of our common stock offering and we sold the 2,000,000 shares of our common stock offering pursuant to this prospectus, our executive officers and directors and their affiliates would have beneficially owned approximately 13.5% of our outstanding common stock, assuming full conversion of all options exercisable within 60 days of April 30, 2007.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, about the Company that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Forward-looking statements may be found in, among other places, the sections titled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and elsewhere in this document regarding our financial position, business strategy, possible or assumed future results of operations and other plans and objectives for our future operations and general economic conditions.

You can identify forward-looking statements by the use of words such as “may,” “target,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “projects,” “forecast,” “believes,” “plans,” “expects,” “future” and “intends” and similar expressions which are intended to identify forward-looking statements. Forward-looking statements are based on beliefs and assumptions made by management using currently available information, such as market and industry materials, experts’ reports and opinions and trends. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained in this prospectus. Forward-looking statements contained in this prospectus reflect our view only as of the date of this prospectus. Neither we nor the underwriters undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following important factors, in addition to those discussed under “Risk Factors” and elsewhere in this document, could affect the future results of our operations and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	our use of the net proceeds from this offering;

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the healthcare industry;

•	regulatory and legislative actions or decisions that adversely affect our business plans or operations;

•	inflation and changes in the interest rate environment, the performance of financial markets and/or changes in the securities markets;

•	uncertainties inherent in the estimate of loss and loss adjustment expense reserves and reinsurance; changes in the availability or cost of reinsurance;

•	significantly increased competition among insurance providers;

•	potential losses and litigation risk associated with our Financial Services businesses;

•	failure of our trading system resulting in trading and service interruptions, potential loss of revenues or possible litigation;

•	loss of key executives, personnel, accounts or customers;

•	our ability to renew our existing reinsurance or obtain new reinsurance; and

•	failure of our reinsurers to pay claims in a timely manner.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Before making an investment decision, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 2 million shares of common stock in this offering will be approximately $30.47 million at the public offering price of $16.50 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $35.36 million. We will receive no proceeds from the sale of Mr. Shifrin’s shares.

We intend to use the net proceeds from the sale of our common stock in this offering to implement our business and growth strategy by:

•

contributing approximately $10 million of the net proceeds to API, our insurance subsidiary, to increase its capital and surplus base in order to expand in the markets where we currently operate as well as potential new markets and to retain additional premium on the policies we currently underwrite; and

•	using the balance of the net proceeds for working capital, payment of dividends and redemptions of our preferred stock and other general corporate purposes, including possible acquisitions.

Precise amounts and timing of expenditures will depend on our funding requirements and availability of other capital resources.

Pending use of the net proceeds of this offering, we intend to invest the proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

The holders of our common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of our board of directors, subject to any preferential dividend rights which may be granted to holders of our preferred stock. As described below, no common stock dividends may be paid in any calendar year unless and until annual dividends on the Series A redeemable preferred stock are paid for that year.

The Series A redeemable preferred stock issued has a redemption value of $1,000 per share for a total redemption value of $10,197,950. We must redeem at least $1 million of the Series A redeemable preferred stock each calendar year beginning in 2007, until December 31, 2016, at which time all of the Series A redeemable preferred stock must have been redeemed. Holders of our Series A redeemable preferred stock are entitled to cumulative dividends at a rate equal to 3% per annum payable on the remaining redemption value per share, in priority to the payments of dividends on our common shares.

Common Stock

On May 8, 2007, our board of directors declared a cash dividend on our common stock of $0.30 to holders of record as of May 18, 2007, which was paid on June 15, 2007. In 2006, 2005 and 2004, we declared cash dividends on our common stock of $0.30, $0.25 and $0.20, respectively, per share of common stock resulting in total dividend payments of approximately $838,000, $671,000 and $518,000, respectively. Prior to 2004, we had never declared or paid any cash dividends on our common stock. Our policy has been to retain our earnings to finance growth and development. The declaration and payment of any future dividends on our common stock is at the sole discretion of our board of directors, subject to our financial condition, capital requirements, future prospects and other factors deemed relevant. See “Description of Capital Stock – Common Stock,” beginning on page 121.

Series A Redeemable Preferred Stock

On May 8, 2007, our board declared its intention to make a payment to redeem, ratably, $1 million of our Series A redeemable preferred stock, together with the required cash dividend equal to 3% per annum of the outstanding redemption value of the Series A redeemable preferred stock, to holders of record as of May 18, 2007. This redemption was made on June 1, 2007, after which there will be approximately 9,198 shares of our Series A redeemable preferred stock outstanding. See “Description of Capital Stock – Series A Redeemable Preferred Stock,” beginning on page 125.

Authorized Preferred Stock

Our charter documents allow our board of directors to create new series of preferred stock and to designate the rights and preferences of each series. Any new series of preferred stock issued by us would likely have dividend, liquidation, voting or other rights that are superior to the rights of our common shareholders. See “Description of Capital Stock—Authorized Preferred Stock,” beginning on page 125.

Restrictions on Dividends by API

We own all of the capital stock of API, our insurance company subsidiary, and anticipate that, from time to time, API may make dividends or distributions to us. In connection with approving our acquisition of API, the Texas Department of Insurance prohibited API from paying dividends to us in any calendar year unless and until we have first complied with our redemption and dividend payment obligations to the holders of our Series A redeemable preferred stock for that year. Also, pursuant to an order of the Texas Department of Insurance, until all of the Series A redeemable preferred stock has been redeemed, API may not make aggregate annual distributions to us in respect of API’s capital stock in excess of the lesser of 10% of API’s prior year-end policyholder statutory earned surplus or API’s prior year net income, and in no event may such distributions exceed API’s statutory earned surplus. Following the redemption of all of the Series A redeemable preferred stock, API’s ability to pay dividends to us on its capital stock will continue to be subject to rules and regulations generally applicable to Texas insurance companies.

We do not presently expect any dividends from API to the Company in 2007. As a holding company, our ability to pay expenses and dividends is dependent on our ability to receive dividends from our subsidiaries; however, the management fee we receive, equal to 13.5% of API’s annual earned premiums (before payment of reinsurance premiums), significantly relieves our reliance on dividends from API to pay our operating expenses and service our indebtedness.

See “Regulation—Insurance Services,” beginning on page 96.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect the issuance of approximately 2 million shares of our common stock and approximately 10,198 shares of our Series A redeemable preferred stock in connection with the acquisition of API; and

•

on a pro forma basis assuming the sale of 2 million shares of common stock by us in this offering at the offering price of $16.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Retained earnings has been adjusted by $1,452,000 to give effect to the $.30 per share common dividend declared May 8, 2007 and paid June 15, 2007.

You should read the information in this table together with our financial statements and notes, “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma for Acquisition	Pro Forma for Offering (as adjusted)
	(in thousands, except per share data)
Debt
Series A Redeemable Preferred Stock	$—	$9,179	$9,179

Shareholders’ equity:
Common stock, $0.10 par value; 20,000,000 shares authorized, 2,858,556 shares issued and outstanding, actual; 4,841,055 shares issued and outstanding, pro forma for acquisition; 6,841,055 shares issued and outstanding, pro forma for offering	286	484	684
Paid-in capital	9,432	44,195	74,468
Retained earnings	21,016	20,756	19,304
Accumulated other comprehensive income	183	376	376

Total shareholders’ equity	30,917	65,811	94,832

Total capitalization	$30,917	$74,990	$104,011

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2007. This number excludes, as of March 31, 2007:

•

760,000 shares of common stock issuable upon exercise of options outstanding under our 1995 and 2005 Incentive and Non-Qualified Stock Option Plans, at a weighted average exercise price of $12.42 per share; and

•	206,000 shares of common stock reserved for future grants under our 2005 Incentive and Non-Qualified Stock Option Plan and our Deferred Compensation Plan.

SELECTED FINANCIAL DATA

Selected Consolidated Historical Financial and Operating Data of American Physicians Service Group, Inc.

The following table sets forth selected historical financial and operating data for the Company. The income statement data set forth below for each of the years in the five-year period ended December 31, 2006 and the balance sheet data as of December 31, 2006, 2005, 2004, 2003 and 2002 are derived from our audited consolidated financial statements included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto, and other information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The income statement data for the three months ended March 31, 2007 and 2006, and the balance sheet data as of March 31, 2007 and 2006, are derived from our unaudited consolidated financial statements which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods. All information is presented in accordance with GAAP, but may not be comparable as data stated for periods 2006 and later were impacted by the implementation of SFAS No. 123(R). Actual financial results through March 31, 2007 may not be indicative of future financial performance.

Equity compensation costs of approximately $1.2 million related to our acquisition of API are included in the three month period ended March 31, 2007.

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(in thousands, except per share data)
Selected Income Statement Data:
Revenues:
Insurance services	$3,657	$3,655	$15,555	$15,514	$15,316	$10,826	$9,454
Financial services	5,216	3,578	16,805	18,459	16,705	19,623	13,623

Total revenues	8,873	7,233	32,360	33,973	32,021	30,449	23,077
Expenses:
Insurance services	3,823	2,754	11,262	10,262	9,968	7,841	7,066
Financial services	4,437	3,285	15,145	16,263	14,538	16,584	11,876
General and administrative	777	518	2,128	2,737	2,227	2,069	1,951
Gain on sale of assets	(5)	—	(29)	(134)	(56)	(8)	(515)

Total expenses	9,032	6,557	28,506	29,128	26,677	26,486	20,378

Net income (loss)	$(95)	$562	$3,194	$5,460	$2,152	$2,799	$3,411
Per share amounts:
Basic: Net income (loss)	$(0.03)	$0.20	$1.15	$2.03	$0.85	$1.27	$1.53
Diluted: Net income (loss)	$(0.03)	$0.19	$1.09	$1.86	$0.76	$1.14	$1.45
Diluted weighted average shares outstanding	2,822	2,909	2,933	2,931	2,838	2,449	2,345
Cash dividends	—	—	$0.30	$0.25	$0.20	—	—
Book value per share	$10.81	$10.16	$10.49	$9.95	$9.23	$7.78	$8.03

Selected Balance Sheet Data:
Total assets	$41,606	$33,149	$36,276	$33,505	$30,443	$25,638	$24,981
Long-term obligations	—	—	—	—	1,133	1,576	2,665
Total liabilities	10,668	5,147	6,687	5,783	6,229	6,532	7,455
Minority interests	21	16	21	15	1	—	384
Total Shareholders’ Equity	$30,917	$27,986	$29,568	$27,707	$24,213	$19,106	$17,142

Selected Historical Financial and Operating Data of American Physicians Insurance Company

The following table sets forth selected historical financial and operating data for API. The income statement data for each of the years in the three-year period ended December 31, 2006 and the balance sheet data as of December 31, 2006 and 2005 are derived from the audited financial statements of API included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto and other information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The income statement data for the year ended December 31, 2003 and the balance sheet data for the year ended December 31, 2004 are derived from the audited financial statements of API. The income statement data for the year ended December 31, 2002 and for the three months ended March 31, 2007 and 2006 and the balance sheet data as of December 31, 2003 and 2002 and March 31, 2007 and 2006 are derived from unaudited financial statements of API which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods and all adjustments are normal recurring in nature. All selected data are presented in accordance with GAAP.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(in thousands)
Income Statement Data:
Gross premiums and maintenance fees written—direct and assumed	$15,466	$20,115	$74,833	$79,301	$84,571	$70,993	$58,815
Premiums ceded	(2,407)	(2,777)	(4,709)	(12,885)	(12,878)	(10,352)	(7,596)
Net premiums and maintenance fees written	13,059	17,338	70,124	66,416	71,693	60,641	51,219
Net premiums and maintenance fees earned	16,311	17,631	70,859	64,183	64,616	52,844	38,168
Investment income, net of investment expenses	1,791	1,451	6,466	5,131	4,089	3,119	3,300
Realized capital gains (losses)—net	126	102	6	552	608	185	(214)

Total revenues	18,228	19,184	77,331	69,866	69,313	56,148	41,254
Losses and loss adjustment expenses	10,934	12,153	38,970	43,976	48,655	44,546	29,616
Other underwriting expenses and net change in deferred acquisition costs	3,355	3,168	14,213	12,671	11,422	9,699	10,213

Total expenses	14,289	15,321	53,183	56,647	60,077	54,245	39,829

Income From Operations	3,939	3,863	24,148	13,219	9,236	1,903	1,425
Federal income tax expense (benefit)	1,326	1,445	8,397	4,188	3,421	1,211	(116)

Net income	$2,613	$2,418	$15,751	$9,031	$5,815	$692	$1,541

GAAP Underwriting Ratios:
Loss ratio (1)
Current accident year	67%	66%	61%	44%	45%	64%	60%
Prior years	0%	3%	-6%	25%	30%	20%	17%

Calendar year	67%	69%	55%	69%	75%	84%	77%
Expense ratio (2)	21%	18%	20%	19%	18%	18%	27%

Combined ratio (3)	88%	87%	75%	88%	93%	102%	104%

Balance Sheet Data:
Cash and cash equivalents and investments	$163,457	$125,702	$144,583	$116,749	$106,457	$85,671	$68,582
Premiums and maintenance fees receivable	14,647	14,427	16,493	13,703	14,971	10,354	8,294
Reinsurance recoverables	31,058	34,220	37,217	34,653	16,162	18,321	19,656
All other assets	9,179	8,646	8,025	9,728	8,138	9,174	5,907

Total Assets	218,341	182,995	206,318	174,833	145,728	123,520	102,439
Reserve for losses and loss adjustment expenses	116,227	103,275	110,089	95,372	69,445	63,713	54,187
Unearned premiums and maintenance fees	36,516	40,303	39,786	40,698	38,346	31,035	23,223
Refundable subscriber deposits	10,198	10,457	10,227	10,568	11,001	11,461	11,578
All other liabilities	18,135	8,369	11,498	8,953	15,035	11,407	8,279

Total Liabilities	181,076	162,404	171,600	155,591	133,827	117,616	97,267
Total Members’ Equity	$37,265	$20,591	$34,718	$19,242	$11,901	$5,904	$5,172

(1)	Loss ratio is defined as the ratio of losses and loss adjustment expenses to net premiums and maintenance fees earned.
(2)	Expense ratio is defined as the ratio of other underwriting expenses and net change in deferred acquisition costs to net premiums and maintenance fees earned.
(3)	Combined ratio is the sum of the loss ratio and the expense ratio.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We are providing the following unaudited pro forma condensed consolidated financial statements to present a picture of the results of operations and financial position of the combined company after giving effect to our acquisition of API, absent any operational or other changes, had API’s and our businesses been combined for the periods and at the dates indicated. The pro forma condensed consolidated balance sheet as of the period ended March 31, 2007 is presented as if the API acquisition occurred on March 31, 2007. The pro forma condensed consolidated statements of operations for the year ended December 31, 2006 and each of the three months ended March 31, 2007 and March 31, 2006 are presented as if the API acquisition occurred on January 1, 2006. The unaudited pro forma condensed consolidated financial statements were prepared using the purchase method of accounting.

The pro forma adjustments are based upon available information and assumptions that each company’s management believes are reasonable. The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are based on the estimates and assumptions set forth in the notes accompanying these statements, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. The unaudited pro forma condensed consolidated financial information is not comparable to our historical financial information due to the inclusion of the effects of the API acquisition. The unaudited pro forma condensed consolidated financial statements and the related notes thereto should be read in conjunction with the audited consolidated financial statements of the Company and the financial statements of API for the years ended December 31, 2006, 2005 and 2004, and unaudited condensed financial statements as of March 31, 2007 and 2006, and for the three months then ended, and the related notes thereto and other information in “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We recognized equity compensation costs of approximately $1.2 million related to our acquisition of API in the three months ended March 31, 2007, which resulted in a one-time decrease in net income for those three months.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

March 31, 2007

(in thousands)

	API Historical	Company Historical		Pro Forma Adjustments “Acquisition”			Pro Forma Combined
				(Note 4)
ASSETS
Investments:
Fixed maturities available-for-sale, at fair value	$145,354		$15,114	$			$160,468
Fixed maturities—restricted, at fair value			2,498				2,498
Equities securities, at fair value	6,851		3,824				10,675
Short-term investments	177						177
Other invested assets	1,166				505	(j)	1,671

Total investments	153,548		21,436		505		175,489
Cash and cash equivalents	9,910		4,827		(35	)(g)	14,702
Cash—restricted			6,866				6,866
Accrued investment income	793						793
Management fees and other receivables			2,036		(1,212	)(a)	824
Premium and maintenance fees receivable	14,647						14,647
Other amounts receivable under reinsurance contracts	1,373						1,373
Reinsurance recoverables on paid & unpaid loss and loss adjustment expenses	29,685				(2,735	)(j)	26,950
Prepaid reinsurance premiums	311						311
Deferred policy acquisition costs	2,405						2,405
Notes receivable			999				999
Deferred tax asset	4,807		1,961				6,768
Subrogation recoverables	505				(93	)(j)	412
Goodwill			1,247				1,247
Property and equipment			520				520
Other assets	358		1,714		(965	)(j)	1,107

Total	$218,342		$41,606		$(4,535)		$255,413

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Reserve for losses and loss adjustment expenses	$116,227	$		$			$116,227
Unearned premiums and maintenance fees	36,516						36,516
Reinsurance premiums payable	253						253
Funds held under reinsurance treaties	11,112						11,112
Amounts withheld or retained by the Exchange	1,360						1,360
Refundable subscriber deposits	10,198				(10,198	)(i)
Mandatorily redeemable preferred stock—APSG					9,179	(g)	9,179
Accounts payable			7,302				7,302
Accrued incentive compensation			533				533
Accrued expenses and other liabilities			2,077				2,077
Federal income taxes payable	2,264		498		(35	)(h)	2,727
Other liabilities	3,147		258		(1,212	)(a)	2,295
					102	(h)

Total Liabilities	181,077		10,668		(2,164)		189,581

Minority interests			21				21

Shareholders’ Equity
Common stock—APSG			286		198	(g)	484
Additional paid-in capital—APSG			9,432		34,763	(g)	44,195
Retained earnings—API	38,955				(38,955	)(i)
Retained earnings—APSG			21,016		(193	)(d)	20,756
					(67	)(h)
Accumulated other comprehensive income, net of taxes	(1,690)		183		1,690	(i)	376
					193	(d)

Total Shareholders’ Equity	37,265		30,917		(2,371)		65,811

Total	$218,342		$41,606		$(4,535)		$255,413

Unaudited Pro Forma Condensed Statement of Operations

For the Three Months Ended March 31, 2007

(in thousands, except per share data)

	API Historical	Company Historical	Pro Forma Adjustments “Acquisition”		Pro Forma Combined
			(Note 4)
REVENUES
Premiums and maintenance fees written	$15,466	$—	$—		$15,466
Premiums ceded	(2,407)				(2,407)
Change in unearned premiums & maintenance fees	3,252				3,252

Net Premiums and maintenance fees earned	16,311				16,311
Investment income, net of investment expense	1,791	353	78	(c)	2,119
			(117	)(f)
			14	(d)
Realized capital gains, net	126	(334)			(208)
Financial services		5,216	(306	)(d)	4,910
Other revenue		3,657	(3,718	)(c)	33
			94	(e)

Total revenues	18,228	8,892	(3,955)		23,165

EXPENSES
Losses and loss adjustment expenses	10,934		(1,001	)(c)	11,171
			1,238	(f)
Other underwriting expenses	3,214		1,572	(f)	3,230
			(1,650	)(c)
			94	(e)
Amortization of deferred policy acquisition costs	141				141
General and administrative		4,600 (5)	(989	)(c)	786
			(2,927	)(f)
			102	(h)
Financial services expenses		4,437			4,437

Total expenses	14,289	9,037	(3,561)		19,765

Income from operations	3,938	(145)	(394)		3,400
Federal income tax expense	1,326	(49)	(35	)(h)	1,143
			(99	)(d)
Minority interests		(1)			(1)

Net income (loss)	$2,613	$(95)	$(260)		$2,258

Net Income (Loss) Per Share: (Note 6)
Basic		$(0.03)			$0.47
Diluted		$(0.03)			$0.46
Basic weighted average shares outstanding		2,822	1,983		4,805
Diluted weighted average shares outstanding		2,822	2,106		4,928

Unaudited Pro Forma Condensed Statement of Operations

For the Three Months Ended March 31, 2006

(in thousands, except per share data)

	API Historical	Company Historical	Pro Forma Adjustments “Acquisition”		Pro Forma Combined
			(Note 4)
REVENUES
Premiums and maintenance fees written	$20,115	$—	$—		$20,115
Premiums ceded	(2,777)				(2,777)
Change in unearned premiums & maintenance fees	293				293

Net Premiums and maintenance fees earned	17,631				17,631
Investment income, net of investment expense	1,451	203	87	(c)	1,682
			(67	)(f)
			8	(d)
Realized capital gains, net	102	7			109
Financial services		3,578	(121	)(d)	3,457
Other revenue		3,655	(3,648	)(c)	101
			94	(e)

Total revenues	19,184	7,443	(3,647)		22,980

EXPENSES
Losses and loss adjustment expenses	12,153		(986	)(c)	11,925
			758	(f)
Other underwriting expenses	3,206		997	(f)	2,472
			(1,298	)(c)
			94	(e)
			(527	)(b)
Amortization of deferred policy acquisition costs	(38)				(38)
General and administrative		3,272	(1,277	)(c)	275
			(1,822	)(f)
			102	(h)
Financial services expenses		3,285			3,285

Total expenses	15,321	6,557	(3,959)		17,919

Income from operations	3,863	886	312		5,061
Federal income tax expense	1,445	323	(35	)(h)	1,516
			(38	)(d)
			(179	)(b)
Minority interests		1			1

Net income	$2,418	$562	$564		$3,544

Net Income per Share: (Note 6)
Basic		$0.20			$0.75
Diluted		$0.19			$0.72
Basic weighted average shares outstanding		2,762	1,983		4,745
Diluted weighted average shares outstanding		2,909	1,983		4,892

Unaudited Pro Forma Condensed Statement of Operations

For the Year Ended December 31, 2006

(in thousands, except per share data)

	API Historical	Company Historical	Pro Forma Adjustments “Acquisition”		Pro Forma Combined
			(Note 4)
REVENUES
Premiums and maintenance fees written	$74,833	$—	$—		$74,833
Premiums ceded	(4,709)				(4,709)
Change in unearned premiums & maintenance fees	735				735

Net Premiums and maintenance fees earned	70,859				70,859
Investment income, net of investment expense	6,466	945	236	(c)	7,635
			(158	)(f)
			146	(d)
Realized capital gains, net	6	269			275
Financial services		16,805	(755	)(d)	16,050
Other revenue		15,555	(15,610	)(c)	320
			375	(e)

Total revenues	77,331	33,574	(15,766)		95,139

EXPENSES
Losses and loss adjustment expenses	38,970		(4,278	)(c)	37,568
			2,876	(f)
Other underwriting expenses	12,971		4,337	(f)	11,233
			(6,450	)(c)
			375	(e)
Amortization of deferred policy acquisition costs	(39)				(39)
General and administrative	1,281	13,390	(4,646	)(c)	3,062
			(7,371	)(f)
			408	(h)
Financial services expenses		15,145			15,145

Total expenses	53,183	28,535	(14,749)		66,969

Income from operations	24,148	5,039	(1,017)		28,170
Federal income tax expense	8,397	1,839	(139	)(h)	9,890
			(207	)(d)
Minority interests		6			6

Net income	$15,751	$3,194	($671)		$18,274

Net Income per Share: (Note 6)
Basic		$1.15			$3.84
Diluted		$1.09			$3.72
Basic weighted average shares outstanding		2,774	1,983		4,757
Diluted weighted average shares outstanding		2,933	1,983		4,916

Notes to Unaudited Pro Forma Condensed

Consolidated Financial Statements

1. Basis of Presentation

The accompanying unaudited pro forma balance sheet and statements of operations present the pro forma effects of our acquisition of API through the issuance of common and preferred shares of our stock. The balance sheet is presented as though the acquisition occurred on March 31, 2007. The statements of operations for the three months ended March 31, 2007 and March 31, 2006 and the year ended December 31, 2006, are presented as though the acquisition occurred on January 1, 2006.

2. Method of Accounting for the Acquisition

We accounted for the acquisition using the purchase method of accounting for business combinations. We were deemed to be the acquirer for accounting purposes based on a number of factors determined in accordance with GAAP. The purchase method of accounting requires that API’s assets acquired and liabilities assumed by us be recorded at their estimated fair values.

3. Adjustments to Historical Financial Statements for Comparability

API, in conformity with GAAP as applied to insurance companies, prepares its balance sheet without classification as to the short- and long-term nature of its assets and liabilities. Following the acquisition, we are primarily an insurance company and, accordingly, we have reclassified our balance sheet and statements of operations in the unaudited pro forma financial information to conform to GAAP as applied to insurance companies.

4. Pro Forma Adjustments Related to the Acquisition

Pursuant to our acquisition of API, API became a wholly owned subsidiary of the Company.

At the effective time of the acquisition, April 1, 2007, each share of common stock of API was converted into, and exchanged for, the right to receive the number of shares of our common stock based upon an exchange ratio equal to a purchase price of $39 million minus the $9,179,000 agreed-upon present value of the payments authorized by the Texas Department of Insurance that must be made by us to comply with the mandatory redemption features of the API Series A redeemable preferred stock in exchange for the API refundable deposit certificates, divided by $17.28, divided by the 10,000,000 shares of API common stock. The $17.28 price was the average closing price of our common shares for the twenty trading days immediately preceding the closing. According to the terms of the merger agreement for the acquisition, the value of our common stock issued in the acquisition was subject to adjustment upwards or downwards by up to 15% based on the closing price of our common shares for the twenty trading days immediately preceding the effective date of the acquisition.

Each share of Series A redeemable preferred stock of API was converted into the right to receive one share of our Series A redeemable preferred stock. The shares of our common stock and Series A redeemable preferred stock issued in the acquisition are subject to a 180-day lock-up period in which the holders of such shares are prohibited from transferring their shares. This lock-up period expires on September 28, 2007.

The purchase accounting and pro forma adjustments related to unaudited pro forma balance sheet and statements of operations as a result of the acquisition are as follows:

(a)	Eliminates intercompany receivables and payables between the Company and API as of March 31, 2007.

(b)	For the period ended March 31, 2006, API had recorded the pro rata portion of the annual profit sharing component of the management fee expense. In 2006 we did not recognize any of the profit sharing component of the management fee revenue until December. Consequently, to make the historical statements consistent and comparable to each other, $527,000 of other underwriting expense related to the profit-sharing component of management fees has been eliminated and federal income tax expense has been adjusted accordingly ($179,000) for the three months ended March 31, 2006. For the three months ended March 31, 2007, both API and the Company recognized a corresponding expense and revenue for the profit sharing component of the management fee and this elimination is reflected with item (c) below.

(c)	Records the elimination of the revenue component of management fee and sub-producer commissions by the Company, the management fee expense by API and the sub-producer expenses by the Company for the three months ended March 31, 2007, the three months ended March 31, 2006 and the year ended December 31, 2006.

(d)	Records the elimination of intercompany revenue by APS Investment Services for investment trading fees for managing API’s fixed income investment portfolio and records related other comprehensive income at API, change in amortization of bond premium and tax expense. The net effect on retained earnings is $193,000 and $75,000 for the three months ended March 31, 2007 and March 31, 2006, respectively. The net effect on retained earnings was $402,000 for the twelve months ended December 31, 2006.

(e)	Records commissions expense incurred by API that is currently reimbursed by the Company. There is no reimbursement following the acquisition. The reimbursement was eliminated in our financial statements.

(f)	Reclassifies the salaries, marketing, professional fees and general administrative expenses of the attorney-in-fact supporting the functional areas of claims, underwriting and investments.

(g)	Records our common stock, preferred stock and cash issued for API common stock and API preferred stock as part of the acquisition. Described below is the calculation of common stock as defined in the merger agreement for the acquisition and the basis of recording our mandatorily redeemable preferred stock issued in the acquisition.

The common stock component of the acquisition consideration, as follows:

Agreed price for our common and preferred stock:	$39,000,000
Less: value of the Series A redeemable preferred shares:	(9,179,000)

Agreed value of our common stock:	$29,821,000

The merger agreement specified that the price per share of our common stock was the average of the closing price of the stock over the 20 days including and preceding April 1, 2007, which was $17.28. The agreement also specified certain adjustments made to the value of common stock issued based on average closing prices of our common stock prior to the acquisition. Pursuant to the terms of the merger agreement and based on the 20-day average trading price of our common stock prior to the acquisition’s effective date, the value of common stock issued was increased by 15%.

$29,821,000 x 115%	= 1,985,000 shares
$17.28

Fractional shares totaling approximately 2,000 shares were purchased for cash of $35,000, reducing shares issued to 1,983,000.

The fair value of the 1,983,000 shares of common stock issued in the transaction was $34,961,000 based on the $17.635 average closing price in the two trading days preceding and following the April 1, 2007 closing date.

Capital stock at $0.10 par value:	$198,000
Additional paid in capital:	34,763,000

Value of our common stock	$34,961,000

The value of our Series A redeemable preferred stock is defined in the merger agreement as the value of the API Series A redeemable preferred stock, the value of which is based on the balance of API’s refundable surplus at the closing.

We issued Series A redeemable preferred stock in exchange for API redeemable preferred stock as part of the consideration in our acquisition of API. API Series A redeemable preferred stock was created when holders of API refundable deposit certificates exchanged those certificates for the Series A redeemable preferred stock. Pursuant to Financial Accounting Standards Board (“FASB”) Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FASB No. 150”), an issuer is required to classify an instrument as a liability if it is issued in the form of shares that are mandatorily redeemable if it embodies an unconditional obligation that requires the issuer to redeem the shares by transferring the entity’s assets at a specified or determinable date(s) or upon an event that is certain to occur. The preferred stock’s mandatory cash redemption feature coupled with a fixed redemption date and fixed amount requires that it be classified as debt, rather than equity. Terms of the merger agreement call for the stock to be redeemed over ten years with a 3% per annum dividend rate. The Texas Department of Insurance’s approval of the acquisition was conditioned upon us maintaining certain funds in escrow. We have placed $2.5 million in an escrow account with a bank to remain until the aggregate remaining redemption obligation on our outstanding Series A redeemable preferred stock is less than the amount of the escrow balance, with no withdrawals to be made from this escrow account without prior approval from the Texas Department of Insurance. Pursuant to FASB No. 150, the redeemable preferred stock will be recorded at fair market value calculated at its present value based on our rate of return on investment assets, 5.35%, which is $9,179,000.

(h)	Records the 3% per annum dividend on our Series A redeemable preferred stock and the imputed interest from recording the liability at fair value.

(i)	Eliminates the equity of API in consolidation, including the refundable surplus deposits, which are classified as debt.

(j)	In June 2001, FASB issued Statement No. 141, Business Combinations (“FASB No. 141”) and Statement No. 142, Goodwill and Other Intangible Assets. In accordance with these pronouncements, when there is an excess of fair value of acquired net assets over their cost, the excess shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the non-current assets, except financial assets, assets to be disposed of by sale, deferred tax assets and prepaid assets relating to pension or other post-retirement benefits.

The excess of fair value of acquired net assets over cost is as follows:

Acquisition consideration
Common stock:	$34,961,000
Preferred stock:	9,179,000
Cash:	35,000
Transaction costs	965,000

Total purchase price	45,140,000

API stated equity	37,265,000
Add: Adjustment of assets to fair value	505,000
Debt to be replaced by our Series A redeemable preferred stock	10,198,000

Net assets acquired at fair value	$47,968,000

Excess of fair value of acquired net assets over cost	$2,828,000

The allocation of excess fair value over costs to acquired API assets is as follows:

Asset classification	Total	Long-term Portion	%	Adjustment
Reinsurance recoverables	$29,685	$14,697	96.7%	$(2,735)
Subrogation recoverables	505	505	3.3%	(93)

	$30,190	$15,202	100%	$(2,828)

The adjustment of assets to fair value shown above represents the adjustment to present value of a receivable with an interest rate in excess of current market interest rates. The carrying value of all other assets and liabilities was reviewed and determined to be an accurate representation of fair value. API has no fixed assets, a common area for adjustments. Its largest asset, its investment portfolio, is adjusted to market value in its GAAP financial statements, and its other assets and liabilities are of short duration and will be realized/paid at their carrying value. We also reviewed API for intangible assets that could result from the acquisition. We reviewed trademarks and trade names and determined that they would not carry over to the new entity. We considered customer lists and determined that there was no information that was not readily available from the Texas Board of Medical Examiners. We examined customer relationships and, while we consider them good, we do not believe they provide an advantage over our two larger competitors in this highly-competitive environment. No other intangibles, as defined in FASB No. 141, were determined to be applicable. This transaction was finalized in April 2007. The purchase price allocation is preliminary and may be adjusted based on the company’s final assessment of information related to the estimated fair value of assets obtained and consideration given.

5. At a meeting of the board of directors on March 23, 2007, following shareholder approval of the acquisition on March 22, 2007, in connection with the establishment of API’s Advisory Board, we issued options to purchase 148,000 shares of our common stock to the directors of API, which includes options granted to two of our new directors, Dr. Knight and Dr. Peche. At this meeting, we also issued equity awards to certain employees who were instrumental in accomplishing the acquisition. The total expense of these equity awards was approximately $1.2 million and is included in our historical financial statements at March 31, 2007.

6. Common Shares Outstanding

Pro forma net income per share for each of the three months ended March 31, 2007 and 2006 and the year ended December 31, 2006 have been calculated based on the weighted average number of shares outstanding as follows:

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Year Ended December 31, 2006
	(in thousands)
Basic:
Weighted average common shares outstanding	2,822	2,762	2,774
Shares issued in the acquisition transaction	1,983	1,983	1,983

Pro forma weighted average shares outstanding	4,805	4,745	4,757

Diluted:
Weighted average common shares outstanding	2,822	2,909	2,933
Shares issued in the acquisition transaction	2,106	1,983	1,983

Pro forma weighted average shares outstanding	4,928	4,892	4,916

Included in the pro forma diluted weighted average shares outstanding for the three month ended March 31, 2007 is the effect of 123 potential common shares, the impact of which was considered to be anti-dilutive on a historical basis.

7. Book Value per Share

Had the acquisition taken place at March 31, 2007, pro forma book value per share would be as follows:

	API Historical Pre-Acquisition March 31, 2007	Company Historical March 31, 2007	Pro Forma Adjustments Acquisition	Pro Forma Combined March 31, 2007
			(Note 4)
Common shares issued and outstanding	—	2,859	1,983	4,842
Total Shareholders’ Equity	$37,265	$30,917	$(2,371)	$65,811
Book Value per Share		$10.81		$13.59

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited financial statements and related notes for the period ended March 31, 2007 and March 31, 2006 for the Company and API, included elsewhere in this prospectus and the audited financial statements and related notes for the period ended December 31, 2006, 2005 and 2004 for the Company and API, included elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors.”

Overview

We are a holding company with two primary operating segments: Insurance Services and Financial Services.

Insurance Services

With the acquisition of API on April 1, 2007, we anticipate that our long-term consolidated revenue and earnings will be predominately derived from medical professional liability insurance provided through our Insurance Services segment. Historically, revenue from our Insurance Services segment contributed approximately 48%, 46% and 48% of our total revenue in 2006, 2005 and 2004, respectively and 41% in the first quarter of 2007. The past results of our Insurance Services segment were materially impacted by the management fees we received from API pursuant to a management agreement and the expenses incurred in managing API’s operations such as personnel expenses, rent, office expenses and technology costs. API was responsible for claim costs, actuarial and accounting fees, reimbursing us for independent agent commissions paid on its behalf and other specific expenses incurred in its operations. Management fees equaled 13.5% of API’s earned premiums before payment of reinsurance premiums plus profit sharing equal to 50% of API’s pre-tax profits up to a maximum of 3% of earned premiums before payment of reinsurance premiums. Due to this management fee structure, results of our Insurance Services segment were dependent upon premiums generated by API as well as its overall profitability.

As a result of our acquisition of API, these management fees will no longer affect the Company’s consolidated results of operations. For a better understanding of the Company’s financial results had we acquired API before April 1, 2007, please refer to the unaudited pro forma condensed consolidated financial statements included elsewhere herein and related notes thereto. For example, on a pro forma basis, as if the acquisition of API had occurred on January 1, 2006, total revenue and pre-tax earnings from our Insurance Services segment would have contributed approximately 82% and 93% of our total revenues and pre-tax earnings before accounting for corporate overhead, respectively, for the year ended December 31, 2006, and approximately 79% and 88% of our total revenues and pre-tax earnings before accounting for corporate overhead, respectively, for the three months ended March 31, 2007.

When we acquired API, our management agreement with API was terminated and replaced with an intercompany management agreement. Our results of operations are now directly affected by premiums we earn from the sale of medical professional liability insurance, investment income earned on assets held by API, insurance losses and loss adjustment expenses relating to the insurance policies we write as well as commissions and other insurance underwriting and policy acquisition expenses we incur.

Prior to tort reform legislation in 2003, the Texas medical professional liability market experienced rate increases as a result of increases in claim frequency and severity. As rates continued to increase, physicians sought lower limits of coverage in order to lower their cost of coverage. The shift to lower limits resulted in lower premiums being paid; however, the lower premiums paid as a result of this shift were offset by average annual rate increases of approximately 22% for each of the years 2000 through 2003. Since the passage of tort reform, an improved claim environment and rate adequacy have allowed API to hold rates relatively level in

2004 and lower its rates approximately 9% in 2005, 18% in 2006 and an additional 18% for policies renewing in the first quarter of 2007, while reporting strong financial results of operations and net income.

We anticipate that our future Insurance Services results of operations will be impacted by the long-term effects of the rate environment and tort reform legislation in the State of Texas, which capped non-economic damages and placed restrictions on mass litigation. The post-tort reform environment in Texas has caused increased competition by both existing professional liability carriers and new entrants into the marketplace, which we expect to continue throughout 2007. As a result of this increased competition, our Insurance Services operations will face price pressure on both existing renewals and new business. We plan to monitor the frequency of claims and severity of loss and legal expenses to determine if further rate adjustments are warranted and will continue to price insurance products at rates believed to be adequate for the risks assumed.

Financial Services

Our Financial Services segment reflects the results of our investment and investment advisory subsidiaries, APS Financial Corporation (“APS Financial”), APS Capital Corp. (“APS Capital”) and APS Asset Management, Inc. (“Asset Management”). The results of our Financial Services segment are primarily affected by commissions and markups received on securities trading and the clearing of trade claims, asset management fees and the expenses incurred in operating our Financial Services segment. Trade claims are private debt instruments representing claims by creditors against a debtor in bankruptcy. We recognize commissions revenue and the related compensation expense when a trade claim transaction is complete and fully funded. Revenues from our Financial Services segment were 52%, 54% and 52% of our total revenues in 2006, 2005 and 2004, respectively, for the year ended December 31, and 59% of our total revenues in the first three months of 2007. For example, on a pro forma basis, as if the acquisition of API had occurred on January 1, 2006, total revenue and pre-tax earnings from our Financial Services segment would have contributed approximately 17% and 3% of our total revenues and pre-tax earnings before accounting for corporate overhead, respectively, for the year ended December 31, 2006, and approximately 21% and 11% of our total revenues and pre-tax earnings before accounting for corporate overhead, respectively, for the three months ended March 31, 2007.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to impairment of assets, bad debts, income taxes and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Following the acquisition of API, we are primarily an insurance company and, as such, make estimates and judgments about reported items such as reserve for loss and loss adjustment expense, reinsurance, deferred policy acquisition costs and death, disability and retirement reserves. As such, the following discussion also includes a discussion of critical accounting policies and estimates specific to API’s historical financial statements.

We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Critical Accounting Policies and Estimates for the Company

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to impairment of assets, bad debts, income taxes and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.    The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in the Financial Statements. Prior to April 1, 2007, our Insurance Services revenues were historically related to management fees based on the earned premiums of API and included a profit sharing component related to API’s annual earnings. Management fees equaled 13.5% of API’s earned premiums before payment of reinsurance premiums plus profit sharing equal to 50% of API’s pre-tax profits up to a maximum of 3% of earned premiums before payment of reinsurance premiums. Management fees are recorded, based upon the terms of the management agreement, in the period the related premiums are earned by API. API recognizes premiums as earned ratably over the terms of the related policy. The profit sharing component was historically recognized in the fourth quarter when it was certain API would have an annual profit. In 2007, however, we recorded this profit sharing component through March 31, 2007 as a result of the acquisition effective April 1, 2007.

Our Financial Services revenues are composed primarily of commissions on securities trades, clearing of trade claims and asset management fees. Revenues related to securities transactions are recognized on a trade-date basis. Revenues from the clearing and settlement of trades involving syndicated bank loans, trade claims and distressed private loan portfolios are recognized when the transaction is complete and fully funded. Asset management fees are recognized as a percentage of assets under management during the period based upon the terms of agreements with the applicable customers.

Allowances for Doubtful Accounts.    When necessary, we record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. Management analyzes historical collection trends and changes in its customers’ payment patterns, customer concentration and creditworthiness when evaluating its allowance for doubtful accounts.

If our actual collections experience changes, revisions to our allowance may be required. We have a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customers’ credit standing or rating could have a material affect on our results of operations in the period in which such changes or events occur. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Stock-Based Compensation.    In December 2004, FASB issued SFAS No. 123(R), which revised SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), and we were required to adopt SFAS No. 123(R) in the first quarter of 2006. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations, and requires that all stock-based compensation, including options, be expensed at fair value, as of the grant date, over the vesting period. Companies are required to use an option pricing model (e.g., Black-Scholes or Binomial) to determine compensation expense, consistent with the model previously used in the already required disclosures of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“SFAS No. 148”).

For the year ended December 31, 2006 and the three months ended March 31, 2007, we calculated stock-based compensation using the intrinsic value method. We estimate the fair value of stock option awards on the date of grant utilizing a modified Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. However, certain assumptions used in the Black-Scholes model, such as expected term, can be adjusted to incorporate the unique characteristics of our stock option awards. Option valuation models require the input of somewhat subjective assumptions including expected stock price volatility and expected term. We believe it is unlikely that materially different estimates for the assumptions used in estimating the fair value of stock option grants would be made based on conditions suggested by actual historical experience and other data available at the time estimates were made. Restricted stock awards are valued at the price of our common stock on the date of grant.

At March 31, 2007, we had several stock-based compensation plans, which are described more fully in Notes 12 and 13 to the audited consolidated financial statements contained herein. Prior to January 1, 2006, we accounted for these plans under the recognition and measurement principles of APB No. 25, under which stock-based employee compensation cost was not reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. In accordance with SFAS No. 123, as amended by SFAS No. 148, we provided footnote disclosure of the pro forma stock-based compensation cost, net loss and net loss per share as if the fair value based method of expense recognition and measurement prescribed by SFAS No. 123 had been applied to all employee options.

As a result of adopting SFAS No. 123(R) on January 1, 2006, our net income for the three months ended March 31, 2007 was $605,000 less than it would have been if we had continued to account for stock-based compensation under APB No. 25. Basic and diluted net income per share would be $0.21 and $0.21 more, respectively, if we had continued to account for the stock-based compensation under APB No. 25. Our net income for the three months ended March 31, 2006 was $18,000 less than it would have been if we had continued to account for stock-based compensation under APB No. 25. Basic and diluted net income per share would be unaffected for this period if we had continued to account for the stock-based compensation under APB No. 25. The adoption of SFAS No. 123(R) had no effect on our cash flows in the three months ended March 31, 2007 or the year ended December 31, 2006, as stock option expense is a non-cash charge.

Investments.    We account for our equity and fixed-income securities as available-for-sale. In the event a decline in fair value of an investment occurs, management may be required to determine if the decline in market value is other than temporary. Our policy is to account for investments as available-for-sale securities which requires that we assess fluctuations in fair value and determine whether these fluctuations are temporary or “other than temporary” as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, as amended. Management’s assessments as to the nature of a decline in fair value are based on the quoted market prices at the end of a period, the length of time an investment’s fair value has been in decline and our ability and intent to hold the investment until a recovery in value. If the fair value is less than the carrying value and the decline is determined to be other than temporary, a write-down is recorded against earnings in the period such determination is made.

As of March 31, 2007, we owned 385,000 shares of Financial Industries Corporation (“FIC”), representing approximately 4% of its outstanding common stock. Temporary changes in fair value are recognized as unrealized gains or losses excluded from earnings and reported in equity as a component of accumulated other comprehensive income, net of income taxes. Should a decline in an investment be deemed other than temporary, as was the case with our investment with FIC in 2004, 2005, 2006 and the first quarter of 2007, pre-tax charges to earnings will be taken in the period in which the impairment is considered to be other than temporary.

Asset Impairment.    We periodically review the carrying value of our assets to determine if events and circumstances exist indicating that assets might be impaired. If facts and circumstances support this possibility of impairment, our management will prepare undiscounted and discounted cash flow projections, which require judgments that are both subjective and complex. Management may also obtain independent valuations.

Business Combinations.    We recorded all assets and liabilities acquired in the acquisition of API, including goodwill, indefinite-lived intangibles, and other intangibles, at fair value as required by SFAS No. 141. The initial recording of goodwill and other intangibles requires subjective judgments concerning estimates of the fair value of the acquired assets and liabilities. Goodwill and indefinite-lived intangible assets are not amortized but are subject to annual tests for impairment or more often if events or circumstances indicate they may be impaired. Other identified intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The on-going value of goodwill is ultimately supported by revenue from our business sectors and our ability to deliver cost-effective services over future periods. Any decline in revenue resulting from a lack of growth or the inability to effectively provide services could potentially create an impairment of goodwill.

Income Taxes.    We compute income taxes utilizing the asset and liability method. We recognize current and deferred income tax expense, which is comprised of estimated provisions for federal income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to the deferred tax assets will not be realized. We have not established a valuation allowance because we believe it is more likely than not our deferred tax assets will be fully recovered.

Critical Accounting Policies and Estimates for API

The accompanying financial statements have been prepared in accordance with GAAP. The preparation of GAAP financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included in the accompanying financial statements are the reserve for losses and loss adjustment expenses, death, disability and retirement reserves, provision for federal income taxes, reinsurance premiums recoverable/payable and premiums ceded. Other critical accounting policies include revenue recognition, deferred policy acquisition costs and refundable deposits.

API considers the following accounting policies to be critical because they involve significant judgment by its management and the effect of those judgments could result in a material effect on the financial statements.

Reserve for Loss and Loss Adjustment Expense.    Loss and loss adjustment expense reserves represent management’s best estimate of the ultimate costs of all reported and unreported losses incurred. API writes substantially all of its policies on a claims-made basis, and the reserve for unpaid loss and loss adjustment expense are estimated using actuarial analysis. These estimates include expectations of what the ultimate settlement and administration of claims will cost based on the company’s assessments of facts and circumstances then known, review of historical settlement patterns, estimates in trends in loss severity, frequency, legal theories of liability and other factors. Other factors include the nature of the injury, the judicial climate where the insured event occurred and trends in healthcare costs. In addition, variables in reserve estimation can be affected by both internal and external events, such as economic inflation, legal trends and legislative changes. The estimation of medical professional liability insurance loss and loss adjustment expense is inherently difficult. Injuries may not be discovered until years after an incident, or a claimant may delay pursuing recovery for damages. Medical liability claims are typically resolved over an extended period of time, often five years of more.

Insurance product lines are classified as either short tail or long tail based on the average length between the event triggering claims under a policy and the final resolution of those claims. Short tail claims are reported and settled quickly, resulting in less estimation variability. The longer the time (long tail) before the final resolution which is the case with medical professional liability, there is greater exposure to estimation risk and hence the greater the estimation uncertainty. Additional deviations in the data such as changes in specialties, limits or territories can make forecasting a long tail business such as medical professional liability insurance difficult.

The combination of changing conditions and the extended time required for claim resolution results in a loss estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revisions. API’s management performs an in-depth review of the reserve for unpaid losses and loss adjustment expenses on a semi-annual basis with assistance from its outside consulting actuary.

The independent review of reserves by API’s outside consulting actuary plays an important role in the overall assessment of the adequacy of reserves. API establishes reserves for unpaid loss and loss adjustment expenses taking into account the results of multiple actuarial techniques applied as well as other assumptions and factors regarding its business. The actuarial techniques used that are material to the evaluation of reserves for unpaid loss and loss adjustment expense include the following:

•	Loss Development Methods (Incurred and Paid Development);

•	Loss Adjustment Expense Development Methods (Incurred and Paid Development);

•	Average hindsight outstanding projection;

•	Frequency/Severity Projection Methods;

•	Bornhuetter-Ferguson Expected Loss Projection Methods; and

•	Trended pure premium method.

Each technique has inherent benefits and shortcomings (i.e., biases), particularly when applied to company-specific characteristics and trends. For example, certain methods (e.g., the Bornhuetter-Ferguson and pure premium methods) are more relevant to immature accident years, and other methods (e.g., the loss development methods) provide more meaningful information for years with a greater level of maturity. Because each method has its own set of attributes, API does not rely exclusively upon a single method. Rather, API evaluates each of the methods for the different perspectives that they provide. Each method is applied in a consistent manner from period to period and the methods encompass a review of selected claims data, including claim and incident counts, average indemnity payments, and loss adjustment expenses.

As part of its evaluation, API’s outside consulting actuary develops a range of reserves it believes is reasonable. The upper end of the range generally reflects higher estimates of future loss and loss adjustment expenses while the lower end of the range generally reflects lower estimates of future loss and loss adjustment expenses. In general, the width of a range reflects the level of variability in the underlying projections. Therefore, in addition to the performance of the business itself, the financial condition, results of operations and cash flows are sensitive to reserve estimates and judgments. The range developed for API’s gross reserves before reinsurance for unpaid loss and loss adjustment expenses at December 31, 2006 was $71,242,000 on the low-end of the range to $110,093,000 on the high-end of the range with an actuarial point estimate of $88,988,000.

The results of the various methods, along with the supplementary statistical data regarding such factors as the current economic environment, are used by management to develop a best estimate based upon management’s judgment and past experience. The process of selecting management’s best estimate from the set of possible outcomes produced by the various actuarial methods is based upon the judgment of management and is not driven by formulaic determination. API selects a best estimate with due regard for the age, characteristics and volatility of the medical professional liability line of insurance, the volume of data available for review and past experience with respect to the accuracy of estimates. API utilizes and evaluates calculations contained in an actuarial study performed by its independent actuarial firm as an objective confirmation of the adequacy of its carried reserves. API’s best estimate may differ from the selected reserve estimate of its independent actuary because of differences in evaluating such things as the impact of historical experience, legal and regulatory changes and expectations about future claim results and trends. While API’s assessment may differ, its carried reserves remain within the actuarial range of the independent actuary’s selected reserve estimate. The reserve opinions of API’s independent actuary for the years ended December 31, 2006 and 2005 have been filed with state insurance regulators along with API’s statutory financial statements.

API has established its gross reserve before reinsurance for loss and loss adjustment expenses at $110,089,000 as of December 31, 2006 or what it believes to be the upper end of the reserve estimates, as projected by the actuarial review; however, there is no assurance that such reserves will ultimately prove adequate. API has established a position of reserving to the upper-end of the reserve estimate due to uncertainty related to the full financial impact of pre-tort and post-tort reform claims. Prior to the passage of tort reform legislation in 2003, API saw a significant increase in the number of cases filed prior to the effective date of the new tort law. While tort reform in Texas has been in effect since the latter part of 2003 and has lowered reported claim counts in 2004 through the first quarter of 2007 as compared to historical levels, a significant number of pre-tort reform claims remain outstanding and the ultimate severity patterns and payout trends for these claims are not fully known and developed. Furthermore, while the frequency of reported claims has decreased post-tort reform, API remains uncertain in regard to changes to severity patterns and payout trends post-tort reform due to the significant number of outstanding claims remaining for those years. As a result of the potential volatility and uncertainty of the remaining outstanding claims over two distinct and unique time periods, management’s best estimate is near the high-end of the range of estimated outcomes.

API continually reviews and updates the data underlying the estimation of the loss and loss adjustment expense reserves and makes adjustments that it believes the emerging data warrant. Any adjustments to reserves that are considered necessary are reflected in the results of operations in the period the estimates are changed. If reserves ultimately prove to be too high, then the excess amount will be recognized as a reduction to loss and loss adjustment expenses in the current period of operations that the change in estimate is made. If reserves prove to be inadequate in the future, API would have to increase such reserves and incur a charge to earnings in the period that such reserves are increased, which could have a material adverse affect on its results of operations and financial condition. These specific risks described above, combined with the variability that is inherent in any reserve estimate, could result in significant positive or adverse deviation from API’s recorded net reserve amounts could positively or adversely impact API’s business, results of operations and cash flows.

Loss and loss adjustment expense represents the largest component of API’s expenses. In considering the potential sensitivity of the factors and assumptions underlying management’s best estimate of loss and loss adjustment reserves, it is also important to understand that the medical professional liability sector of the property and casualty insurance industry is characterized by a relatively small number of claims with a large average cost per claim. For example, at December 31, 2006, API had 4,712 policyholders, and in 2006 API paid a total of $9,684,000 in paid damages on 94 claims. Even a relatively small change in the number of claims expected to be paid (i.e. frequency) or a relatively small percentage change in the average cost per claim (i.e. severity) could have a significant impact on reserves and correspondingly, API’s financial position and results of operations. This is also the case for other key assumptions as well, such as the frequency of reported claims that will ultimately close with paid damages versus those that will close without paid damages. Historically, API has closed over 80% of claims with no paid damages. In addition, due to the relatively small number of claims ultimately resulting in paid damages and the average cost per claim, any change in the trends of key assumptions used in estimating the ultimate values such as legislative changes resulting in tort reform, claims handling procedures, economic inflation and other factors could result in a significant change in the reserve estimate.

The following table reflects the activity in the liability for reserve for losses and loss adjustment expenses showing the changes for the twelve month periods beginning January 1, 2004 and ending December 31, 2006 and the three month period ended March 31, 2007 (in thousands):

	March 31, 2007	2006	2005	2004
Reserve for losses and loss adjustment expenses—January 1	$110,089	$95,372	$69,445	$63,713
Less reinsurance recoverable on paid losses and unpaid losses	28,491	27,850	11,203	14,980

Net balance—January 1	81,598	67,522	58,242	48,733

Incurred—net of reinsurance—related to:
Current years	10,886	43,431	28,261	29,305
Prior years	48	(4,461)	15,715	19,350

Net incurred	10,934	38,970	43,976	48,655

Paid—net of reinsurance—related to:
Current years	620	4,820	4,062	4,181
Prior years	5,370	20,074	30,634	34,965

Net paid	5,990	24,894	34,696	39,146

Net balance—March 31 and December 31	86,542	81,598	67,522	58,242
Plus reinsurance recoverable on paid losses and unpaid losses	29,685	28,491	27,850	11,203

Reserve for losses and loss adjustment expenses—March 31 and December 31	$116,227	$110,089	$95,372	$69,445

Incurred—net of reinsurance for the current year relates to incurred loss and loss adjustment expense related to premium earned in that period, also referred to as accident year. Incurred—net of reinsurance for the prior years represents the total net change in estimates charged or credited to earnings in the current year with respect to liabilities that originated and were established in prior years. As noted in the table above, for the period ending March 31, 2007, API increased its incurred loss and loss adjustment expense for the prior year unfavorable development by $48,000. For the year ended December 31, 2006, API decreased its incurred loss and loss adjustment expense for prior year development by $4,461,000. For the years ended December 31, 2005 and 2004, API increased its incurred loss and loss adjustment expense for prior year development by $15,715,000 and $19,350,000, respectively.

For the three months ended March 31, 2007, current accident year loss and loss adjustment expenses were $10,886,000. Due to an increase in the number of policyholders, the frequency of reported claims increased during the current quarter to 104 as compared to 92 for the three months ended March 31, 2006. API anticipates that the incurred average claim severity to be lower than the prior year comparable quarter. The effects of the 2003 tort reform in Texas on average claim severity are emerging favorably and resulting in improved claim development patterns. It has been over three years since the passage of reform and API has favorably settled a number of post-tort reform claims from the 2004, 2005 and 2006 report years. The lower settlement values on the post-tort reform years are more fully reflected in API’s estimates for reserves for loss and loss adjustment expenses. After an evaluation of open claims and trend assumptions, API recorded an increase of $48,000 for the three months ended March 31, 2007 for incurred losses and loss adjustment expenses for prior year development as a result of additional allocated loss adjustment expenses for prior year open claims.

During 2006, in consultation with API’s outside independent actuary, API recorded favorable development of $4,461,000 for the year ending December 31, 2006. The favorable development of prior-year claims in 2006 was primarily the result of 2004 and 2005 report year loss severity falling below expectations. Additionally, the total number of claims closed with indemnity for the 2004 and 2005 report years were developing favorably from prior estimates.

During 2005, API’s current accident year reported claims were substantially lower; however, loss costs and legal expenses related to prior year claims continued to trend higher. API determined that the effect of tort reform not only increased the number of claims reported in 2003, but also increased the cost of litigating remaining open cases for other open prior accident years. As a result, during 2005, API continued to increase incurred loss and loss adjustment expense reserves related to prior accident years by $15,715,000. The net incurred increase in claim estimates related to prior years did not result in any direct accrual of additional premiums nor did it result in any additional ceded premiums during 2005 and 2004 under API’s variable premium reinsurance treaties.

During 2004, after evaluation of open claims and trend assumptions, API determined that the length of time needed to litigate 2003 pre-tort reform claims would continue to increase due to the potential financial impact of these claims in relation to post-tort reform claims. As a result, API increased the estimate for ultimate losses and loss adjustment expenses for claims incurred in 2003 and prior years by $19,350,000.

API attempts to consider all significant facts and circumstances known at the time loss reserves are established. Due to the inherently uncertain process involving loss and loss adjustment expense reserve estimates, the final resolution of the ultimate liability may be different from that anticipated at the reporting date. Therefore, actual paid damages in the future may yield a materially different amount than currently reserved—favorable or unfavorable. While API believes that the estimates for loss and loss adjustment expense reserves are adequate as of March 31, 2007, there can be no assurance that its estimates will not change in the future given the many variables inherent in such estimates and the extended period of time that it can take for claim patterns to emerge.

The following table, known as the reserve development table, shows the development of the net liability for unpaid loss and loss adjustment expenses from 1996 through 2006. The top line of the table shows the original estimated liabilities at the balance sheet date, including losses incurred but not yet reported. The upper portion of the table shows the cumulative amounts subsequently paid as of successive year-ends with respect to the liability. The lower portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as claims settle and more information becomes known about the ultimate frequency and severity of claims for individual years. A (deficiency) or redundancy exists when the re-estimated liability at each December 31 is greater (or less) than the prior liability estimate. The cumulative (deficiency) or redundancy depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

The volatility of medical professional liability claim frequency and severity makes the prediction of the ultimate losses very difficult. Likewise, the long period of time necessary for medical professional liability claims to develop and be paid further complicates the reserving process.

As of and for the Year Ended December 31,

(in thousands)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Originally reported gross liability for unpaid losses and loss adjustment expenses	$75,501	$65,816	$67,971	$57,442	$67,751	$53,543	$54,186	$63,713	$69,445	$95,372	$110,089
Originally reported reinsurance paid & unpaid recoverable	(21,145)	(17,531)	(25,624)	(18,586)	(25,720)	(16,680)	(17,923)	(14,980)	(11,203)	(27,850)	(28,491)
Originally reported net liability	54,356	48,285	42,347	38,856	42,031	36,863	36,263	48,733	58,242	67,522	81,598

Cumulative net paid as of:
One Year later	22,879	24,299	24,988	21,805	27,998	23,360	31,779	34,965	30,634	20,074	—
Two Years later	37,174	36,133	36,796	40,156	41,575	40,278	48,023	55,033	43,406	—	—
Three Years later	43,887	43,941	43,786	44,562	47,614	45,952	54,926	62,224	—	—	—
Four Years later	45,261	46,950	44,904	46,015	50,520	48,503	57,389	—	—	—	—
Five Years later	46,741	46,825	45,626	47,670	51,090	49,417	—	—	—	—	—
Six Years later	46,964	47,017	46,786	47,905	51,674	—	—	—	—	—	—
Seven Years later	47,332	47,784	46,903	48,520	—	—	—	—	—	—	—
Eight Years later	47,998	47,745	47,487	—	—	—	—	—	—	—	—
Nine Years later	47,785	48,025	—	—	—	—	—	—	—	—	—
Ten Years later	47,781	—	—	—	—	—	—	—	—	—	—

Re-estimated net liability as of:
End of Year	54,356	48,285	42,347	38,856	42,031	36,863	36,263	48,733	58,242	67,522	81,598
One Year later	45,738	46,166	42,837	37,248	39,708	42,155	49,073	68,083	73,957	63,061	—
Two Years later	46,135	44,687	43,677	41,837	48,411	45,826	61,294	79,041	69,525	—	—
Three Years later	47,250	46,069	44,636	47,540	50,926	54,212	64,379	81,888	—	—	—
Four Years later	46,681	47,804	46,880	48,214	55,846	55,618	66,557	—	—	—	—
Five Years later	47,507	48,130	47,420	51,101	56,163	54,762	—	—	—	—	—
Six Years later	47,786	48,541	49,604	51,064	55,236	—	—	—	—	—	—
Seven Years later	48,491	49,864	49,626	50,551	—	—	—	—	—	—	—
Eight Years later	49,307	49,388	48,873	—	—	—	—	—	—	—	—
Nine Years later	48,994	48,773	—	—	—	—	—	—	—	—	—
Ten Years later	48,439	—	—	—	—	—	—	—	—	—	—

Net cumulative redundancy (deficiency)	$5,917	$(488)	$(6,526)	$(11,695)	$(13,205)	$(17,899)	$(30,294)	$(33,155)	$(11,283)	$4,461	$—

In evaluating the information in the table above, it should be noted that each column includes the effects of changes in amounts for prior periods. The table does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

The variation in loss development since 2003 is primarily driven by tort reform enacted in Texas in September 2003. Tort reform capped certain non-economic damages that can be awarded in medical professional liability lawsuits and reduced the losses associated with post-tort reform claims.

Reinsurance Premiums Ceded. API enters into reinsurance agreements whereby other insurance entities agree to assume a portion of the risk associated with the policies issued by API. In return, API agrees to pay a premium to the reinsurers. API utilizes reinsurance to provide for greater diversification of business, which allows management to control exposure to potential losses arising from large risks, and allows API to have additional capacity for growth. API remains responsible for the ultimate risk on its policies and would be responsible for losses and loss adjustment expenses should a reinsurer fail to pay its obligations. Reinsurance agreements are also subject to risk transfer analysis in order to be recognized as traditional reinsurance for GAAP or statutory accounting purposes. Risk transfer standards require that (a) the reinsurer assumes significant insurance risk (underwriting and timing risk) under the reinsured portions of the underlying insurance agreements; and (b) it is reasonably possible that the reinsurer may realize a significant loss from the transaction. Whether a reinsurance agreement involves risk transfer is determined by API, with assistance from its outside consulting actuaries, utilizing a comprehensive set of standards. API believes that all of its reinsurance agreements contain the appropriate risk transfer requirements.

Under API’s primary medical professional liability reinsurance contract or excess of loss treaty, certain premiums are ceded to other insurance companies under the terms of the reinsurance agreement. The excess of loss treaty provides coverage for losses in excess of API’s retention of $250,000 on individual claims and beginning in 2002, $350,000 on multiple insured claims related to a single occurrence. The 2006 reinsurance contract provides for these same terms with API retaining 10% of the risk above the aforementioned $250,000 and $350,000 retention levels. The 2007 reinsurance contract provides for the same terms with API retaining 20% of the risk above the $250,000 and $350,000 retention levels. The reinsurance contracts for 2002 through 2007 contain variable premium ceding rates based on loss experience and thus, a portion of policyholder premium ceded to the reinsurers is calculated on a retrospective basis. The variable premium contracts are subject to a minimum and a maximum premium range to be paid to the reinsurers, depending on the extent of losses actually paid by the reinsurers. A provisional premium is paid during the initial policy year. The actual percentage rate ultimately ceded under these contracts will depend upon the development of ultimate losses ceded to the reinsurers under their retrospective treaties.

To the extent that estimates for unpaid losses and loss adjustment expenses change, the amount of variable reinsurance premiums may also change. The ceded premium estimates are based upon management’s estimates of ultimate losses and loss adjustment expenses and the portion of those losses and loss adjustment expenses that are allocable to reinsurers under the terms of the related reinsurance agreements. Given the uncertainty of the ultimate amounts of losses and loss adjustment expenses, these estimates may vary significantly from the ultimate outcome. In addition to the in-depth review of reserves for unpaid losses and loss adjustment expenses, on a semi-annual basis, API also has its outside consulting actuary review development in the reinsurance layer or excess of $250,000 retention for each open variable premium treaty year. Management reviews these estimates and any adjustments necessary are reflected in the period in which the change in estimate is determined. Adjustment to the premiums ceded could have a material effect on API’s results of operations for the period in which the change is made.

In addition to an adjustment to premiums ceded, estimates of ultimate reinsurance ceded premium amounts compared to the amounts paid on a provisional basis give rise to a balance sheet asset classified as “Other amounts receivable under reinsurance contracts” or a balance sheet liability classified as “Funds held under reinsurance treaties.” Furthermore, each retrospective treaty requires a 24- or 36-month holding period before any premium adjustments or cash can be returned or paid. During the quarter ended March 31, 2007, API received a net payment of $13,816,000 from its reinsurers at expiration of the 36-month holding period for the 2003 treaty year and the 24-month holding period for the 2004 treaty, which included a premium adjustment to the reinsurers of $469,000 for the 2002 treaty year. These reinsurance proceeds represent an initial reimbursement of excess reinsurance premiums paid on a provisional basis for the 2003 and 2004 treaty years. The ultimate settlement amount will not be determined until all losses have been settled under the respective treaties. As of March 31, 2007, API had recorded a balance sheet asset, “Other amounts receivable under reinsurance contracts” of $1,372,000 and a balance sheet liability, “Funds held under reinsurance treaties” of $11,112,000, which represent the differences between the estimates of ultimate reinsurance premiums ceded amounts for the 2002 through 2006 treaty years as compared to the amounts paid on a provisional basis.

The effect of reinsurance on premiums written and earned is as follows (in thousands):

	Three Months Ended March 31, 2007		2006		2005		2004
	Written	Earned	Written	Earned	Written	Earned	Written	Earned
Gross premiums and maintenance fees including converted surplus deposits	$15,466	$18,736	$74,833	$75,746	$79,301	$76,948	$84,571	$77,027
Ceded—current year	(2,407)	(2,425)	(12,452)	(12,630)	(12,871)	(12,751)	(14,343)	(13,876)
Ceded—prior year	—	—	7,743	7,743	(14)	(14)	1,465	1,465

Premiums ceded	$(2,407)	$(2,425)	$(4,709)	$(4,887)	$(12,885)	$(12,765)	$(12,878)	$(12,411)

Net premiums and maintenance fees earned	$13,059	$16,311	$70,124	$70,859	$66,416	$64,183	$71,693	$64,616

For the year ended December 31, 2006, API recorded favorable net development to ceded premiums of $7,743,000 related to prior variable premium reinsurance treaties as a result of lower estimated ultimate loss and loss adjustment expenses for treaty years 2002 through 2005. For the year ended December 31, 2005, API recorded net unfavorable development to ceded premiums of $14,000 due to unfavorable development as a result of higher estimated ultimate loss and loss adjustment expenses of $2,562,000 for the 2003 treaty year offset by $236,000 and $2,312,000 of favorable development for the 2002 and 2004 treaty years, respectively. For the year ended December 31, 2004, API recorded net favorable development of $1,465,000 to ceded premiums primarily due to favorable trends in excess loss layers for the 2002 and 2003 years as a result of lower estimated ultimate loss and loss adjustment expenses. API did not record any favorable or unfavorable development for the quarter ended March 31, 2007.

Reinsurance Recoverables. Ceded reserves for loss and loss adjustment expenses are recorded as reinsurance recoverables. Reinsurance recoverables are the estimated amount of future loss payments that will be recovered from reinsurers, and represent the portion of losses incurred during the period that are estimated to be allocable to reinsurers.

There are several factors that can directly affect the ability to accurately forecast the reinsurance recoverables. Many of the factors discussed above related to the sensitivities of forecasting total loss and loss adjustment expense reserves also apply when analyzing reinsurance recoverables. Since API cedes excess losses above $250,000 on individual claims and $350,000 on multiple insured claims, the trends related to severity significantly affect this estimate. Current individual claims severity can be above or fall below API’s retention level over the period it takes to resolve a claim. Furthermore, tort reform in Texas has been in effect since the latter part of 2003 and has lowered claim counts but the trends of severity payouts are only beginning to emerge.

Similar to the estimate for reserves, due to the long-tailed nature of the medical professional liability line of insurance, relatively small changes in the actuarial assumptions for trends, inflation, severity, frequency for projected ultimate loss and loss adjustment expense reserves can have a greater impact on the recorded balance for reinsurance recoverables than with most other property and casualty insurance lines. While API believes that its estimate for ultimate projected losses related to loss and loss adjustment expense is adequate based on reported and open claim counts, there can be no assurance that additional significant reserve enhancements will not be necessary in the future given the many variables inherent in such estimates and the extended period of time that it can take for claim patterns to emerge.

Reinsurance contracts do not relieve API from its obligations to policyholders. API continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Any amount found to be uncollectible is written off in the period in which the uncollectible amount is identified. API requires letters of credit from any reinsurance company that does not meet certain regulatory requirements, and/or credit ratings. As of March 31, 2007, all of API’s reinsurance contracts were with companies in strong financial condition, and management believes there is not a need to establish an allowance for uncollectible reinsurance recoverable. API has not experienced any material problems collecting from its reinsurers.

Unsecured reinsurance recoverables at March 31, 2007 and December 31, 2006, that exceeded 10% of total reinsurance paid and unpaid loss and loss adjustment expenses are summarized as follows (in thousands):

Company Name	March 31, 2007	December 31, 2006
Transatlantic Reinsurance	$5,214	$4,550
Swiss Reinsurance	17,005	16,897

Both Transatlantic Reinsurance and Swiss Reinsurance are A.M. Best rated “A+” (Superior).

Deferred Policy Acquisition Costs.    The costs of acquiring and renewing insurance business that vary with and are directly related to the production of such business are deferred and amortized ratably over the period the related premiums are earned. Such costs include commissions, premium taxes and certain underwriting and policy issuance costs. Deferred acquisition costs are recorded net of ceding commissions. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed in the period the determination is made.

Death, Disability and Retirement Reserves.    API has established a death, disability and retirement reserve for policyholders, which is intended to set aside a portion of the policy premium to account for the coverage provided for the extended reporting period or tail coverage offered by API upon the death and/or disability and/or retirement of a policyholder which is provided at no additional cost to the policyholder. The death, disability and retirement reserve is included in unearned premiums.

Refundable Deposits.    API was initially capitalized by contributions from its subscribers. While no new deposits have been required since 1992, API had an obligation to repay these amounts and they were classified as a liability. As such, API has adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Additionally, see Note 8 of the audited financial statements included herein for more complete information. Effective with the acquisition of API, the remaining balances of refundable deposits were extinguished in exchange for our Series A redeemable preferred stock.

Revenue Recognition.    API recognizes revenue in accordance with SFAS No. 60, Accounting and Reporting of Insurance Enterprises. API issues policies written on a claims-made basis. A claims-made policy provides coverage for claims reported during the policy year. API charges both a base premium and a premium maintenance fee. Policies are written for a one-year term and premiums and maintenance fees are earned on a pro rata basis over the term of the policy. Premium maintenance fees are charged to offset the costs incurred by API to issue and maintain policies. Unearned premiums and maintenance fees are determined on a monthly pro rata basis. Upon termination of coverage, policyholders may purchase an extended reporting period (tail) endorsement for additional periods of time. These extended reporting period coverage endorsement premiums are earned when written.

Income Taxes.    API computes income taxes utilizing the asset and liability method. API recognizes current and deferred income tax expense, which is comprised of estimated provisions for federal income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to the deferred tax assets will not be realized. API has not established a valuation allowance because it believes it is more likely than not its deferred tax assets will be fully recovered.

Results of Operations of the Company

With the acquisition of API on April 1, 2007, we anticipate that our long-term consolidated revenue and earnings will be predominately derived from medical professional liability insurance provided through our Insurance Services segment. The historical results of our Insurance Services segment were determined by the management fees we received from API pursuant to a management agreement and the expenses incurred in managing API’s operations such as personnel expenses, rent, office expenses and technology costs. As a result of our acquisition of API, these management fees will no longer affect the Company’s consolidated results of operations.

The results of operations discussed below regarding the Company refer to historical financial and operating data of American Physicians Service Group, Inc. prior to the acquisition of API on April 1, 2007. For a discussion of the results of operations of API prior to the acquisition by the Company, please see “—Pre-Acquisition Results of Operations of API” below, starting on page 62. For a better understanding of the Company’s financial results had we acquired API before April 1, 2007, please refer to the unaudited pro forma condensed consolidated financial statements included elsewhere herein and related notes thereto.

The following table sets forth selected historical financial and operating data for the Company. The income statement data set forth below for each of the years in the three-year period ended December 31, 2006 and the balance sheet data as of December 31, 2006, 2005 and 2004 are derived from our consolidated audited financial statements included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto. The income statement data for the three months ended March 31, 2007 and 2006, and the balance sheet data as of March 31, 2007 and 2006, are derived from our consolidated unaudited financial statements which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods. All information is presented in accordance with GAAP, but may not be comparable as data stated for periods 2006 and later were impacted by the implementation of SFAS No. 123(R). Actual financial results through March 31, 2007 may not be indicative of future financial performance.

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
	2007	2006	2006	2005	2004
	(in thousands, except per share data)

Selected Income Statement Data:
Revenues:
Insurance services	$3,657	$3,655	$15,555	$15,514	$15,316
Financial services	5,216	3,578	16,805	18,459	16,705

Total revenues	8,873	7,233	32,360	33,973	32,021
Expenses:
Insurance services	3,823	2,754	11,262	10,262	9,968
Financial services	4,437	3,285	15,145	16,263	14,538
General and administrative	777	518	2,128	2,737	2,227
Gain on sale of assets	(5)	—	(29)	(134)	(56)

Total expenses	9,032	6,557	28,506	29,128	26,677

Gain on investments	84	7	259	3,160	245
Loss on impairment of investment	(423)	—	(19)	(217)	(2,567)
Gain on extinguishment of debt	—	—	—	24	75
Interest income	334	197	915	587	365
Other income	19	6	49	124	15
Net income (loss)	$(95)	$562	$3,194	$5,460	$2,152
Per share amounts:
Basic: Net income (loss)	$(0.03)	$0.20	$1.15	$2.03	$0.85
Diluted: Net income (loss)	$(0.03)	$0.19	$1.09	$1.86	$0.76
Diluted weighted average shares outstanding	2,822	2,909	2,933	2,931	2,838
Cash dividends	—	—	$0.30	$0.25	$0.20
Book value per share	$10.81	$10.16	$10.49	$9.95	$9.23

Selected Balance Sheet Data:
Total assets	$41,606	$33,149	$36,276	$33,505	$30,443
Long-term obligations	—	—	—	—	1,133
Total liabilities	10,668	5,147	6,687	5,783	6,229
Minority interests	21	16	21	15	1
Total Shareholders’ Equity	$30,917	$27,986	$29,568	$27,707	$24,213

Overview and Business Outlook for the Company

Insurance Services revenues for the three months ended March 31, 2007 generally were level with revenues recorded for the same period in 2006. Prior to our acquisition of API, our insurance segment was greatly affected by the profitability of API, which we managed as the attorney-in-fact through a management agreement. The management agreement obligated API to pay management fees to us based on API’s earned premiums before payment of reinsurance premiums. The management fee percentage was 13.5% of API’s earned premiums. In addition, any pre-tax profits of API were shared equally with us (profit sharing) so long as the total amount of profit sharing did not exceed 3% of earned premiums. When we acquired API, our management agreement with API was terminated and replaced with an intercompany management agreement. Our consolidated results of operations are no longer affected by management fees from API; rather, our results of operations are now directly affected by premiums API earns from the sale of medical professional liability insurance, investment income earned on assets held by API, insurance losses and loss adjustment expenses relating to the insurance policies API writes as well as commissions and other insurance underwriting and policy acquisition expenses API incurs.

Insurance Services operating expenses were higher in the three months ended March 31, 2007 than the three months ended March 31, 2006, primarily due to an expense recognized for the fully-vested stock options awarded to the former board members of API for services on the new advisory board. The advisory board was established to provide insight into the physician community, which is important to us as we concentrate our business focus on medical professional liability insurance. Also, we anticipate that professional fees will be higher in future periods as a result of the development of compliance programs related to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”).

APS Financial, the broker-dealer division of our Financial Services segment, saw growth in commission revenue in the three months ended March 31, 2007 compared to the same period in 2006, due to an increase in the general trading activity of debt securities as well as some specific trading that resulted from customer profit taking of prior positions, while we also saw a decrease in investment banking and bank debt and trade claim transactions, which was largely the result from timing of the closing of various investment banking placements.

For commission revenue generation, “bullish,” unstable markets provide us with the most opportunity. Conversely, stable, “bearish” markets pose the greatest difficulty in generating income. Uncertainty in world, political and economic events can also be an obstacle to revenue generation. Investors may take a wait-and-see attitude should uncertainty exist.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006 for the Company

Revenues from operations increased $1,640,000 (23%) to $8,873,000 from $7,233,000 in the three months ended March 31, 2007 compared to the same period in 2006. Our operating income decreased $835,000 (124%) to an operating loss of $159,000 from an operating profit of $676,000 for the three months ended March 31, 2007 compared to the same period in 2006. Our net income decreased $657,000 (117%) to a net loss of $95,000 from a profit of $562,000 for the three months ended March 31, 2007, compared to the same period in 2006. Lastly, our diluted net income per share decreased $0.22 to a net loss of $0.03 per share from a profit of $0.19 per share in the current year three months compared to the same period in 2006. The reasons for these changes are described below.

Insurance Services Revenues.    Total revenues from our Insurance Services segment were virtually unchanged in the three month period ended March 31, 2007 compared to the same period in 2006, increasing approximately $2,000 to $3,657,000 from $3,655,000. The individual components of total revenues did, however, vary significantly. As a result of our acquisition of API, effective April 1, 2007, we earned and recorded contingent management fees through March 31, 2007. Prior to the acquisition, we historically recognized a full year’s contingent management fee in the fourth quarter of each year for this profit sharing component of management fees. Because of the acquisition, however, we recorded approximately $496,000 of fee revenue for the three months ended March 31, 2007 compared to zero during the same period in 2006. Since the management contract ended March 31, 2007, we recognized the quarter’s profit sharing in March, based on our ability to fully determine the profit sharing base.

Basic management fees were down $138,000 (6%) to $2,233,000 from $2,371,000 in the three months ended March 31, 2007 compared to the same period in 2006 as a result of $1,690,000 (8%) lower earned premiums for API over this same period. Earned premiums and maintenance fees before reinsurance were

$18,718,000 for the three months ended March 31, 2007 compared to $20,408,000 for the same period in 2006. The decrease in earned premiums for API was the result of lower gross premiums and maintenance fees written of $4,649,000 (23%) to $15,466,000 from $20,115,000 for the three months ended March 31, 2007 as compared to the same period in 2006. This decrease in written premiums was primarily due to increased competition and premium rate decreases. Of the $4,649,000 in lower written premiums for the three months ended March 31, 2007 as compared to the same period in 2006, new business written premiums for API decreased $3,641,000 (91%) and renewal premiums decreased $405,000 (3%). The decline in renewal premiums was primarily the result of continued rate pressure created by increased competition, which caused renewal rates to decline an average of 18% for the three months ended March 31, 2007 as compared to the same period in 2006. While rate decreases and increased competition continue to create downward pressure on written and earned premiums for API, overall policyholder headcount increased by 1.5% to 4,781 from 4,712 for the three months ended March 31, 2007, driven predominately by policyholder retention on renewal business which was in excess of 90% and the addition of new business in the three months ended March 31, 2007. Pass through commission income was down $288,000 (23%) to $989,000 from $1,277,000 in the three months ended March 31, 2007 compared to the same period in 2006 as a result of the above discussed decrease in premiums written for API. As noted in the following paragraph, commissions paid to third party independent agents decreased by an equivalent amount, resulting in no impact on net income.

Insurance Services Expenses.    Insurance Services expenses increased $1,069,000 (39%) to $3,823,000 from $2,754,000 in the three months ended March 31, 2007 compared to the same period in 2006. The three months ended March 31, 2007 increase was primarily due to an expense recognized for the fully-vested stock options awarded to the former board members of API pursuant to the terms of our acquisition of API, and equity awards to employees who were instrumental in accomplishing the acquisition. The total cost recognized during the three months ended March 31, 2007 for these equity awards amounted to approximately $1,200,000. In addition, payroll and professional fees were higher in the first quarter of 2007 compared to the same period in 2006. Payroll increased $89,000 (11%) to $925,000 from $836,000 due to regular annual employee merit raises as well as the hiring of additional personnel. Professional fees were $65,000 (107%) higher in 2007 to $126,000 from $61,000 due primarily to consulting fees related to the selection of new policy and claims software for our newly acquired subsidiary. Partially offsetting these increases is the previously discussed decrease in commissions paid to third party independent agents. These pass through commission expenses declined $288,000 (23%) to $989,000 from $1,277,000 during the first quarter of 2007 compared to the same period in 2006.

Financial Services Revenues.    Our Financial Services revenue increased $1,638,000 (46%) to $5,216,000 from $3,578,000 in the first three months of 2007 compared to the same period in 2006. APS Financial, our broker-dealer subsidiary, derives most of its revenue from transactions in the fixed-income market, in both investment and non-investment grade securities. Commission revenue at APS Financial was up by $2,013,100 (78%) to $4,595,000 from $2,582,000 reflecting an increase in the general trading activity of debt securities as well as some specific trading that resulted from customer profit taking of prior positions. These broker-dealer commission revenues were up despite the closure of our Houston office which had accounted for $470,000 in commissions in the first quarter of 2006. This revenue gain was partially offset by an aggregate $375,000 (38%) decrease in revenues, to $621,000 from $996,000, from other operations, including investment banking and bank debt and trade claim transactions, which was largely the result from timing of the closing of various investment banking placements. The environment for trading in both investment grade and non-investment grade securities remains difficult due to various factors including low level of interest rates combined with low volatility, a flat treasury curve, low corporate default rates and price transparency.

Financial Services Expenses.    Our Financial Services expenses increased $1,152,000 (35%) to $4,437,000 from $3,285,000 in the three months ended March 31, 2007 compared to the same period in 2006. The primary reason for the current year increase is a $1,002,000 (51%) increase to $2,985,000 from $1,983,000 in commission expense in the current year three month period compared to the same period in 2006 resulting from commissions paid on increased commission revenues earned. In addition, incentive compensation expense increased $171,000 (346%) to $221,000 from $50,000 in the three months ended March 31, 2007 as a result of an

$840,000 (257%) increase to $1,166,000 from $326,000 in pre-tax earnings net of incentive compensation expense. Finally, stock option expense in the three months ended March 31, 2007, totaled $46,000 in 2007 compared to zero in the same three months in 2006. Partially offsetting these increases in expenses are decreases in payroll, benefits and rent. Payroll was down $55,000 (10%) to $483,000 from $537,000, employee benefits was down $38,000 (13%) to $256,000 from $295,000 and rent was down $22,000 (40%) to $33,000 from $56,000 in the three months ended March 31, 2007 compared to the same period in 2006 as a result of the decision made in the third quarter of 2006 to close the Houston office and consolidate trading into our Austin, Texas office.

General and Administrative Expense.    General and administrative expenses increased $259,000 (50%) to $777,000 from $518,000 in the three month period ended March 31, 2007 compared to the same period in 2006. The increase is due in part to deferred compensation awards resulting primarily from the recruitment and hiring during the period of our new company president and chief operating officer, Timothy LaFrey. The cost associated with these deferred shares in the three months ended March 31, 2007, totaled $162,000. In addition, board fees increased $28,000 (69%) to $70,000 from $42,000 in the three months ended March 31, 2007, as a result of additional board meetings held in 2007 to primarily discuss and prepare for our acquisition of API. Lastly, professional fees increased $19,000 (172%) to $30,000 from $11,000 in the three months ended March 31, 2007, as a result of accruals for the independent audit of our internal controls to comply with the Sarbanes-Oxley Act of 2002.

Gain on Investments.    The gain in 2007 primarily represents the receipt of cash in payment for a note that had been written off as uncollectible in 2005. In addition, a gain of approximately $9,000 was recorded resulting from the sale of shares of available-for-sale equity securities. The gain in 2006 represents a small gain on the sale of an available-for-sale fixed-income security.

Loss on Impairment of Investment.    The loss recorded in the first quarter of 2007 represents a write-down of our investment in FIC common stock, having previously resolved that declines in FIC’s stock price will be considered to be “other than temporary.” Our policy in regards to our investment in FIC is that we record pre-tax charges to earnings should the common stock price on the last day of each interim or annual period fall below the adjusted cost basis of our investment in FIC. In the first three months of 2007, that charge totaled approximately $423,000, calculated by multiplying the total number of FIC shares we own (385,000) by the change in our adjusted basis in FIC common stock at December 31, 2006 ($7.60 per share) and its fair market value at March 31, 2007 ($6.50 per share).

Interest Income.    Our interest income increased $137,000 (70%) to $334,000 from $197,000 in the three month period ended March 31, 2007 compared to the same period in 2006. The current year three month increase was primarily due to higher rates as well as a much higher balance of interest-bearing fixed-income securities. At March 31, 2007 there was a balance in investment securities held of $17,600,000 compared to a balance of $14,500,000 held at March 31, 2006. In addition, in the three months ended March 31, 2007, we received interest on a loan that had been defaulted upon during 2006 totaling $23,900.

Other Income.    Our other income increased $13,000 (217%) to $19,000 from $6,000 for the three month period ended March 31, 2007 compared to the same period in 2006. The increase in the current year three month period is due in part to small inventory gains on securities held at APS Financial in 2007 compared to small inventory losses in 2006.

Minority Interest.    For each of the three months ended March 31, 2007 and 2006, minority interest represented a 3% interest in Asset Management, a subsidiary within our Financial Services segment, owned by key individuals within Asset Management.

Cash Flows.    Our total cash and cash equivalents balance at March 31, 2007 increased $585,000 (14%) to $4,827,000 from $4,242,000 in the current year as cash provided by operating and financing activities more than offset net cash used in investing activities. Our cash flows provided from operating activities totaled $1,595,000 for the three months ended March 31, 2007 due in part to cash received from API for 2006 profit sharing ($2,000,000) that was recorded in 2006. Partially offsetting this was cash paid in the three months ended March 31, 2007 for incentive compensation earned and accrued in 2006 ($2,200,000). Our cash flows used in investing activities totaled $1,124,000 in the first three months of 2007 primarily as a result of purchases of available-for-sale fixed-income securities in excess of proceeds from their sale. Our cash provided by financing activities totaled $114,000 in the first quarter of 2007 primarily as a result of cash received from the exercise of stock options.

2006 Compared to 2005 for the Company

Revenues from operations decreased $1,613,000 (5%) to $32,360,000 from $33,973,000 in the year ended December 31, 2006 compared to 2005. Our operating income decreased $991,000 (20%) to $3,854,000 from $4,845,000 in 2006 compared to 2005. Our net income decreased $2,266,000 (42%) to $3,194,000 from $5,460,000 in 2006 compared to 2005. Lastly, our diluted net income per share decreased $0.77 (41%) to $1.09 from $1.86 in 2006 compared to 2005. The reasons for these changes are described below.

Insurance Services Revenues.    Total revenues from our Insurance Services segment increased $41,000 (0%) to $15,555,000 from $15,514,000 for the year ended December 31, 2006 compared to 2005. The current year increase in revenues is mainly attributable to higher pass through commissions which increased by $270,000 (6%) to $4,646,000 from $4,376,000 in 2006 as commission rates and premiums written through agents for new business at API remained higher in 2006. Third party agents were paid higher effective commission rates as a result of their writing more new business and in order to increase market share. As noted in the following paragraph, commissions paid to third party independent agents increased by an equivalent amount, resulting in no impact on net income. Partially offsetting this increase was a decrease in management fee revenue of $67,000 (1%) to $8,971,000 from $9,038,000, the result of lower earned premiums and maintenance fees before reinsurance at API of $1,499,000 (2%) to $75,568,000 for the year ended December 31, 2006 from $77,067,000 for the year ended December 31, 2005, due to rate decreases implemented in the latter part of 2005. This resulted in lower gross premiums and maintenance fees written of $4,468,000 (6%) to $74,833,000 for the year ended December 31, 2006 from $79,301,000 for the year ended December 31, 2005. While planned rate decreases lowered written premiums, policyholder retention remained strong at greater than 90% for API. In addition, risk management fees decreased $95,000 (47%) to $109,000 from $204,000 for the year ended December 31, 2006 compared to 2005 as a result of fewer renewals requiring these services and the discontinuation of a high-risk management program at the end of 2005. This decrease in risk management fees is the result of two key factors: (1) fees are lower due to an improved claims environment following tort reform legislation enacted in 2003, resulting in fewer new business and renewal accounts being placed into the risk management program and thus being required to pay for these services; and (2) risk management services continue to be performed, but due to increased competition we have occasionally provided these services at no charge.

Insurance Services Expenses.    Insurance services expenses increased $1,000,000 (10%) to $11,262,000 from $10,262,000 for the year ended December 31, 2006 compared to 2005. Payroll expense increased $291,000 (9%) to $3,448,000 from $3,157,000 in 2006 compared to 2005 due in part to merit increases, the addition of new managerial positions, additional staff positions for business development and physician services departments and expensing stock options as required by SFAS No. 123(R). Options expense totaled $144,000 in 2006, the first year that we expensed stock options. Professional fees increased $165,000 (65%) to $419,000 from $254,000 in 2006 compared to 2005 due primarily to consulting costs incurred in the analysis of new policy and claims software. Pass through commissions expense increased $270,000 (6%) in 2006 compared to 2005 due to the above-mentioned increase in commissions paid to third party independent agents. Lastly, advertising expense increased $65,000 (72%) to $155,000 from $90,000 in 2006 compared to 2005 due to consulting costs associated with increased marketing efforts.

Financial Services Revenues.    Financial Services revenues decreased $1,654,000 (9%) to $16,805,000 from $18,459,000 in 2006 compared to 2005. This decrease was primarily due to lower revenue derived from commissions earned at our broker-dealer, APS Financial. Commission income, mostly generated from transactions in the investment grade and non-investment grade fixed-income market, was down $5,420,000 (33%) to $10,990,000 from $16,410,000 in 2006 compared to 2005. Going into 2006, the Federal Reserve had raised short-term rates 17 times for a total of 425 basis points since mid 2004, and then held rates steady throughout 2006. The resulting flat to inverted yield curve, in conjunction with lack of volatility throughout the year, resulted in generally less customer activity and trading volumes in investment grade bonds. As a result of these depressed trading conditions, APS Financial shut down its Houston branch office in the third quarter of 2006 and consolidated its trading and sales activities in its Austin office. Regarding its non-investment grade trading, APS Financial has also realized lower trading volumes in the high yield market, due to narrow interest rate spreads. The narrow spreads resulted from a corporate market experiencing historically low default rates and lower volatility. Offsetting somewhat the lower level of securities trading revenues were revenues earned from our investment banking and distressed debt/trade claim trading operations, which contributed an aggregate increase of $3,763,000 (201%) to $5,638,000 from $1,875,000 in 2006 compared to 2005.

Financial Services Expenses.    Financial services expenses decreased $1,118,000 (7%) to $15,145,000 from $16,263,000 in 2006 compared to 2005. Reflecting the above-mentioned lower commission revenue, commission expense, which includes commissions from secondary market trading, as well as placement fees for investment banking and referral fees for bank debt trading, were down $1,512,000 (14%) to $9,391,000 from $10,903,000 in 2006 compared to 2005. Partially offsetting this decrease in 2006 expenses was an increase in payroll which was up $195,000 (11%) to $2,013,000 from $1,818,000 in 2006 due largely to the hiring of additional personnel in the investment banking and bank debt trading areas as the firm continued to ramp up these business efforts. Also adding to the payroll variance was an increase in performance-related forgivable loans granted to a high-producing broker and which are expensed upon his continued employment with us. In addition, options expense totaled $44,000 in 2006, the first year that we expensed stock options.

General and Administrative Expense.    Our general and administrative expenses decreased $609,000 (22%) to $2,128,000 from $2,737,000 in 2006 compared to 2005. The current year decrease is primarily due to lower incentive compensation expense. Incentive compensation, a formula driven expense calculated in part on net earnings, decreased $442,000 (42%) to $613,000 from $1,055,000 due to much lower investment gains in 2006 compared to 2005. In addition, salaries expense was $84,000 (11%) lower to $708,000 from $792,000 in 2006 as a result of a severance payment in 2005 to a former employee, Duane Boyd, who has since been retained as a tax consultant. Legal and professional fees declined in 2006 by $128,000 (46%) to $153,000 from $281,000 as costs associated with internal controls disclosures and procedures under SOX 404, compliance was minimal in 2006 compared to 2005 when we were ramping up our compliance efforts. With the uncertainty as to what, if any, relief was to be granted to non-accelerated filers like us, we slowed our expenditures in an attempt to control SOX 404 compliance costs. In particular, we did not retain the outside SOX 404 consultants we employed during 2005 and have concentrated instead on internal compliance efforts. Our SOX 404 compliance costs in 2007 can be expected to increase over 2006, as we will hire a director of internal audit to complete our SOX compliance efforts. Partially offsetting these decreases was stock option expense of $45,000 in 2006, the first year that such expenses were charged.

Gain on Sale of Assets.    In 2006, we recognized $422,000 of deferred gain related to the November 2001 sale and subsequent leaseback of real estate to Prime Medical Services, Inc. (now HealthTronics, Inc.). Due to our continuing involvement in the property, we deferred recognizing approximately $2,400,000 of the approximately $5,100,000 gain and recognized it in earnings, as a reduction of rent expense, monthly through September 2006. As of September 30, 2006, no more of these deferred gains remain to be recognized. In addition, 15% of the gain ($760,000) related to our then 15% ownership in the purchaser, was deferred. As our ownership percentage in HealthTronics, Inc. declines through our sales of HealthTronics, Inc. common stock, we recognize these gains proportionately to the reduction of our interest in HealthTronics, Inc. In 2006, we recognized approximately $30,000 of these deferred gains as a result of HealthTronics, Inc. common stock sold in the year. As of December 31, 2006, there remained a balance of approximately $17,000 to be recognized in future periods.

Gain on Investments.    Gains on investments decreased $2,901,000 (92%) to $259,000 from $3,160,000 in 2006 compared to 2005 due to the sale of a much larger number of available-for-sale equity securities in 2005 compared to sales in 2006. Sales of these securities are down in 2006 as a result of fewer shares held by us and a decline in their market price. Partially decreasing the 2005 gain was a write-off of a note that we deemed unlikely to collect. All of the remaining balance on the note, a total of $160,000, was written off in 2005. In late 2006, we unexpectedly began receiving payments on the note, totaling $85,000, which were recorded as a gain from investments.

Loss on Impairment of Investment.    The losses recorded in 2005 represent write-downs of investments in FIC and in a bond held for investment after determining that market declines in the value of these securities should be considered “other than temporary.” We record pre-tax charges to earnings should the common stock price of the security on the last day of each interim or annual period fall below the adjusted cost basis of our investment in FIC. In 2005 we recorded a charge of $135,000, lowering our cost basis in FIC to $7.65 at December 31, 2005. The remainder of the loss taken in 2005 was due to a market decline in a fixed-income security that has since been sold. FIC common stock traded at $7.60 at December 31, 2006, which necessitated taking an additional charge to earnings in 2006 totaling $19,000.

Interest Income.    Our interest income increased $328,000 (56%) to $915,000 from $587,000 in 2006, compared to 2005. The current year increase was due to higher interest rates as well as a much higher balance of interest-bearing fixed-income securities. At December 31, 2006, there was a balance in investment securities held of $16,700,000 compared to a balance of $13,200,000 held at December 31, 2005.

Other Income.    Our other income decreased $75,000 (60%) to $49,000 from $124,000 in 2006 compared to 2005. The decrease in 2006 is primarily due to inventory losses on securities held at APS Financial totaling $40,000 in 2006 compared to inventory gains of $26,000 in 2005.

Cash Flows.    Our cash flows provided from operations increased $1,047,000 (56%) to $2,911,000 from $1,864,000 in 2006 compared to 2005. The primary cause of the increase in cash from operating activities in 2006 concerns the timing of our receipt of profit sharing from API for the two comparative periods. In 2005, we received roughly half of the 2004 profit sharing in December 2004 and the other half in early 2005 equaling approximately $1,000,000. By contrast, we received all of the 2005 profit sharing in early 2006, totaling approximately $2,000,000. Our cash flows used in investing activities decreased $674,000 (17%) to $3,282,000 from $3,956,000 in 2006 primarily as a result of lower net funds loaned to others relative to collections received. In addition, capital expenditures were lower in 2006 as greater software upgrades were required in 2005. Our cash used in financing activities increased $268,000 (20%) to $1,618,000 from $1,350,000 in 2006 primarily as a result of a $674,000 increase in the purchase of our common stock compared to 2005 as well as a $140,000 increase in dividends paid. Partially offsetting this was cash provided from excess tax benefits from stock-based compensation ($604,000).

2005 Compared to 2004 for the Company

Revenues from operations increased $1,952,000 (6%) to $33,973,000 from $32,021,000 in 2005 compared to 2004. Our operating income decreased $499,000 (9%) to $4,845,000 compared to $5,344,000 in 2004. Our net earnings increased $3,308,000 (154%) in 2005 to a total of $5,460,000 compared to net earnings of $2,152,000 in 2004. Our diluted earnings per share increased to $1.86 in 2005 compared to $0.76 in 2004. The reasons for these changes are described below.

Insurance Services Revenues.    Insurance services revenues increased $198,000 (1%) to $15,514,000 from $15,316,000 in 2005 compared to 2004. The primary reason for the 2005 increase was a $364,000 (4%) increase to $9,038,000 from $8,674,000 in management fees, the result of greater insurance premiums subject to the management fee. Earned premiums subject to the management fee increased at API by $2,603,000 (4%) to $66,899,000 from $64,296,000 in 2005 compared to 2004 primarily as a result of new business, which saw a net increase in the number of insured professionals of 297 (8%) to 3,919 at the end of 2005 from 3,622 at the end of 2004, and because of strong retention of our existing business in 2005. In addition, profit sharing from API grew

$78,000 (4%) to $2,007,000 in 2005 from $1,929,000 in 2004. Consistent with our revenue recognition policy, this revenue was not recognized until the fourth quarter of the year after profit-sharing goals were attained. We cannot accurately predict what, if any, profit will be available to us until the completion of an end-of-year actuarial analysis by independent actuaries. Partially offsetting these increases was a $118,000 (37%) decrease to $204,000 from $322,000 in risk management fee income in 2005 compared to 2004, the result of a lower number of physicians utilizing this service. This decrease in risk management fees is the result of two key factors. First, fees are lower due to an improved claims environment following tort reform legislation enacted in 2003, resulting in fewer new business and renewal accounts being placed into the risk management program and thus being required to pay for these services. Second, risk management services continue to be performed but due to increased competition, we have occasionally provided these services at no charge. Also, pass through commissions earned by third party agents decreased $106,000 (2%) in 2005 to $4,376,000 compared to $4,482,000 in 2004, the result of a 6% decline in written premiums in 2005. Written premiums are down in 2005 compared to 2004 as a result of lower new business written during the year along with an average decrease in premium rates of 8.8%. As noted below, commissions paid to third-party independent agents decreased by an equivalent amount, resulting in no impact on net earnings.

Insurance Services Expenses.    Insurance services expenses increased $294,000 (3%) to $10,262,000 from $9,968,000 in 2005 compared to 2004. The primary reasons for the 2005 increase were higher payroll and higher professional fees. Payroll increased $185,000 (6%) to $3,157,000 from $2,972,000 in 2005 as a result of normal merit raises as well as the addition of two new managerial positions. Professional fees increased $175,000 (253%) to $244,000 from $69,000 in 2005 compared to 2004 primarily as a result of fees paid in association with Sarbanes-Oxley Act compliance requirements. In addition, depreciation increased $58,000 (25%) to $297,000 from $239,000 in 2005 compared to 2004 due to an increase in capital purchases made during 2005, which were necessary to upgrade management information and reporting capabilities. Partially offsetting these increases was a $106,000 (2%) decrease to $4,376,000 from $4,482,000 in commissions paid to third party independent agents, as noted above.

Financial Services Revenues.    Financial services revenues increased $1,754,000 (11%) to $18,459,000 from $16,705,000 in 2005 compared to 2004. The increase was mostly due to contributions from our investment banking and bank debt trading businesses, which were up a combined $1,709,000 from last year. Of this increase, bank debt trading generated revenues of $1,166,000 in 2005, our first year of operations, with minimal start-up costs. This increase, combined with commission revenue from secondary market securities trading, which was up slightly from 2004, made 2005 APS Financial’s second best year in terms of total revenues in our twenty-four year history. Our broker-dealer business derives most of our revenue from trading in the secondary fixed-income market, both in investment and non-investment grade securities. Commission revenue from our investment grade market segment was lower, due to the Federal Reserve raising short-term rates. The short end of the treasury yield curve, in step with Federal Reserve tightening, traded to higher yields, while the longer end of the curve hovered near historically low levels, creating a flat to slightly inverted yield curve in 2005. This created an investment environment where customers continued to be cautious to commit funds in 2005, particularly to longer maturing instruments, thus negatively impacting trading revenues. The decline in our investment grade business was offset by increased activity in the high-yield markets. In 2005, the U.S. high-yield markets, which were generally considered rich the previous year, began to correct with some volatility, increasing our trading revenues from this market segment.

Financial Services Expenses.    Financial services expense increased $1,725,000 (12%) to $16,263,000 from $14,538,000 in 2005 compared to 2004. Commission expense, which includes commissions from secondary market trading, as well as placement fees for investment banking and referral fees for bank debt trading, was up $1,159,000 (12%) to $10,903,000 from $9,744,000 as a result of the above-mentioned increase in commission revenue. Payroll was up $430,000 (31%) to $1,818,000 from $1,388,000 in part due to the hiring of additional personnel in the investment banking and bank debt trading areas as the firm ramped up these business efforts, and due to an increase in performance-related forgivable loans. Legal and professional expenses increased $195,000 (115%) to $364,000 from $169,000 in the previous year, principally due to expenses associated with our efforts to comply with the provisions of the Sarbanes-Oxley Act of 2002. Partially offsetting these increases was a decrease in incentive compensation expense of $143,000 (13%) to $956,000 from $1,099,000 in 2005 compared to 2004 as a result of higher minimum performance thresholds placed upon management in 2005.

General and Administrative Expenses.    General and administrative expenses increased $510,000 (23%) to $2,737,000 from $2,227,000 in 2005 compared to 2004. The 2005 increase was due primarily to a $269,000 (34%) increase to $1,056,000 from $787,000 in incentive compensation expense in 2005 resulting from additional contractual bonuses that will be paid on the greater gains from the sale of a higher number of shares of HealthTronics, Inc. common stock completed in 2005. In addition, salaries expense increased $148,000 (23%) to $792,000 from $644,000 in 2005 partially due to a severance payment to a former officer who has since been retained as a tax consultant coupled with an addition in salaries at the executive level in an effort to remain competitive in the marketplace. Professional fees increased $59,000 (85%) to $129,000 from $70,000 in 2005 compared to 2004 as a result of fees paid in association with SOX 404. Partially offsetting these increases was a 2005 decrease in legal fees of $39,000 (64%) to $22,000 from $61,000, the result of lower need for outside legal consulting in 2005 as well as fees paid in 2004 in association with a Form S-3 filing that were not applicable in 2005.

Gain on Sale of Assets.    Gain on sale of assets primarily represents the recognition of deferred income. During 2005, we recognized approximately $513,000 of deferred gain related to the November 2001 sale and subsequent leaseback of real estate to Prime Medical Services, Inc. (its name prior to the merger with HealthTronics, Inc.). During 2005, we also recognized $133,000 of the deferred gains related to our then 15% ownership in HealthTronics, Inc. The increase in 2005 is the result of an increased number of HealthTronics, Inc. common stock shares sold compared to 2004.

Gain on Investments.    Gain on investments increased $2,915,000 (1,190%) to $3,160,000 from $245,000 in 2005 compared to 2004. The 2005 increase is primarily due to gains on the sale of a greater number of shares of HealthTronics, Inc. common stock compared to 2004. In addition, we recorded income of $225,000 from an investment in a private company that was sold during 2005 and in which we had a zero basis. Partially offsetting these gains was a write-off totaling $160,000 from an investment loan that was given earlier in 2005. It was determined in September 2005, after the loan was several months in default, that it was unlikely that we would recover any of the remaining debt owed us. As such, the balance of the loan was written off.

Loss on Impairment of Investments.    The 2005 loss was due to a write-down of our investment in FIC common stock coupled with an impairment of our investment in Toys “R” Us, Inc. bonds. The loss in 2004 represents an impairment in the value of our investment in FIC common stock. During 2004, the value of our investment in FIC had declined significantly. In October 2004, we determined that this decline in market price should be considered “other than temporary” as defined in SFAS No.115, Accounting for Certain Investments in Debt and Equity Securities, as amended. Consequently, we recorded pre-tax charges to earnings totaling $2,567,000 in 2004. These charges reduced our cost basis in FIC common stock from $5,647,000, or $14.67 per share, to $3,080,000, or $8.00 per share, which was equal to the quoted market price of FIC shares on December 31, 2004. During 2005, we took additional pre-tax charges to earnings totaling $135,000, further reducing our cost basis in FIC to $2,945,000, or $7.65 per share. While we continue to have the ability and the intent to hold the stock indefinitely, we concluded that the additional uncertainty created by FIC’s late filings, together with the lack of our current financial information, dictated that the 2004 and 2005 declines should be viewed as other than temporary. In July 2005, FIC was able to file their 2003 Form 10-K, but has yet to file any 2004 or 2005 Forms 10-Q or 10-K and thus continues to be de-listed on the Nasdaq Stock Market.

In April 2004, we purchased $300,000 of Toys “R” Us, Inc. bonds. In March 2005, Toys “R” Us, Inc. announced a plan of merger with another toy company and a planned leveraged buyout, which precipitated a drop in the price of the bonds. An independent analysis indicated that the new debt to be issued in connection with the leveraged buyout will put the existing bonds in a subordinated position. Since these bonds have a 2018 maturity, we believe that the impairment is “other than temporary” during our shorter than expected holding period. Consequently, we recognized a charge against pre-tax earnings of $57,000 using the quoted price of the bonds as of June 30, 2005. By December 2005, the value of the bonds had declined further and, based in part upon weak earnings reports, we determined that an additional impairment charge of $24,000 was necessary using the quoted price of the bonds as of December 31, 2005. We will continue to monitor and evaluate the situations at both FIC and Toys “R” Us, Inc. and further determine if changes in fair market value of these investments are temporary or “other than temporary.”

Gain on the Extinguishment of Debt.    During 2005 and 2004, we recorded $24,000 and $75,000, respectively, as gains on extinguishment of debt. The 2004 amount represents that amount of liability that was released by participants in a loan to a former affiliate. Due to poor operating results, the affiliate was in default and not making scheduled payments under the loan agreement with us in which the participations had been sold. As a result, the loan participants released us from any obligations under the participation agreements. In September 2005, we determined there is a remote possibility that the final obligation, totaling $24,000, will be required to be paid under the terms of the participation agreement and as a result, we reversed it and recognized a gain in the same amount.

Interest Income.    Our interest income increased $222,000 (61%) to $587,000 from $365,000 in 2005 compared to 2004 primarily as a result of a higher balance of interest-bearing securities held in 2005 as well as to higher average interest rates. At December 31, 2005, we held a balance of $13,246,000 in fixed-income securities versus a balance of $4,903,000 at December 31, 2004. The increase in 2005 was primarily attributable to cash received upon the sale of equity securities.

Other Income (Loss).    Our other income increased $109,000 (727%) to $124,000 from $15,000 in 2005 compared to 2004. The increase in 2005 was due to net gains in inventory held briefly at APS Financial in 2005 totaling $26,000 versus net inventory losses of $30,000 in 2004. In addition, we received $103,000 in administrative fee income from Eco-Systems in 2005 versus $47,000 in 2004 resulting from their increase in earnings in 2005.

Minority Interests.    For the years 2005 and 2004, minority interests represent a 3% interest in Asset Management, a subsidiary within our Financial Services segment, owned by key individuals within Asset Management. Minority interests increased in 2005 due to a prior period adjustment resulting from our acquisition of a former 2% minority interest shareholder.

Cash Flows.    Our cash flows provided from operations decreased $3,593,000 (66%) to $1,864,000 from $5,457,000 in 2005 compared to 2004 due in part to a timing difference in the receipt of profit sharing earned for these two years. We received $1,050,000 in 2004 from API in profit sharing for the year 2004, while receiving the remainder in early 2005. By comparison, all of the 2005 profit sharing was received in January 2006. Whether or not we receive any cash from API for profit sharing in the year it was earned is simply a timing issue. In addition, we paid nearly $1,500,000 more in federal income taxes in 2005 than in 2004, the result of taxes owed on much larger gains on investments. These gains in 2005 were the result of a decision to liquidate our investment in HealthTronics, Inc. common stock, resulting in a 74% decrease in the number of shares of common stock owned which created gains of approximately $3,000,000. Our cash flows used in investing activities decreased $354,000 (8%) to $3,956,000 from $4,310,000 in 2005 as a result of lower capital expenditures as well as increased net receipt of loans over the amount funded. Our cash used in financing activities increased $887,000 (192%) to $1,350,000 from $463,000 in 2005 primarily as a result of a $1,000,000 increase in the purchase of our treasury stock compared to 2004. Partially offsetting this was a $278,000 increase in cash received from the exercise of stock options.

Pre-Acquisition Results of Operations of API

The results of operations discussed below regarding API refer to historical financial and operating data of API prior to its acquisition by the Company on April 1, 2007. For a discussion of the results of operations of American

Physicians Service Group, Inc. prior to the acquisition of API , see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations of the Company” above, starting on page 52. The historical financial and operating data of API and the Company considered together do not accurately portray how the Company’s historical financial and operating data would have looked had the two companies always been combined. The Company’s and API’s historical results were materially impacted by the management fees the Company received from API pursuant to a management agreement and the expenses incurred in managing API’s operations. As a result of our acquisition of API, these management fees will no longer affect the Company’s consolidated results of operations. For a better understanding of the Company’s financial results had we acquired API before April 1, 2007, please refer to the unaudited pro forma condensed consolidated financial statements included elsewhere herein and related notes thereto. See “Unaudited Pro Forma Condensed Consolidated Financial Information,” beginning on page 30.

The following table sets forth selected historical financial and operating data for API. The income statement data for each of the years in the three-year period ended December 31, 2006 and the balance sheet data as of December 31, 2006 and 2005 are derived from the audited financial statements of API included elsewhere herein and should be read in conjunction with, and are qualified by reference to, such statements and the related notes thereto. The income statement data for the three months ended March 31, 2007 and 2006, and the balance sheet data as of March 31, 2007 and 2006, are derived from unaudited financial statements of API which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods and all adjustments are normal recurring in nature. All selected data are presented in accordance with GAAP.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(in thousands)
Income Statement Data:
Gross premiums and maintenance fees written -direct and assumed	$15,466	$20,115	$74,833	$79,301	$84,571
Premiums ceded	(2,407)	(2,777)	(4,709)	(12,885)	(12,878)
Net premiums and maintenance fees written	13,059	17,338	70,124	66,416	71,693
Net premiums and maintenance fees earned	16,311	17,631	70,859	64,183	64,616
Investment income, net of investment expenses	1,791	1,451	6,466	5,131	4,089
Realized capital gains (losses)—net	126	102	6	552	608

Total revenues	18,228	19,184	77,331	69,866	69,313
Losses and loss adjustment expenses	10,934	12,153	38,970	43,976	48,655
Other underwriting expenses and net change in deferred acquisition costs	3,355	3,168	14,213	12,671	11,422

Total expenses	14,289	15,321	53,183	56,647	60,077

Income from operations	3,939	3,863	24,148	13,219	9,236
Federal income tax expense (benefit)	1,326	1,445	8,397	4,188	3,421

Net income	$2,613	$2,418	$15,751	$9,031	$5,815

GAAP Underwriting Ratios:
Loss ratio (1)
Current accident year	67%	66%	61%	44%	45%
Prior years	0%	3%	-6%	25%	30%

Calendar year	67%	69%	55%	69%	75%
Expense ratio (2)	21%	18%	20%	19%	18%

Combined ratio (3)	88%	87%	75%	88%	93%

Balance Sheet Data:
Cash and cash equivalents and investments	$163,457	$125,702	$144,583	$116,749	$106,457
Premiums and maintenance fees receivable	14,647	14,427	16,493	13,703	14,971
Reinsurance recoverables	31,058	34,220	37,217	34,653	16,162
All other assets	9,179	8,646	8,025	9,728	8,138

Total Assets	218,341	182,995	206,318	174,833	145,728
Reserve for losses and loss adjustment expenses	116,227	103,275	110,089	95,372	69,445
Unearned premiums and maintenance fees	36,516	40,303	39,786	40,698	38,346
Refundable subscriber deposits	10,198	10,457	10,227	10,568	11,001
All other liabilities	18,135	8,369	11,498	8,953	15,035

Total Liabilities	181,076	162,404	171,600	155,591	133,827
Total Members’ Equity	$37,265	$20,591	$34,718	$19,242	$11,901

(1)	Loss ratio is defined as the ratio of losses and loss adjustment expenses to net premiums and maintenance fees earned.
(2)	Expense ratio is defined as the ratio of other underwriting expenses and net change in deferred acquisition costs to net premiums and maintenance fees earned.
(3)	Combined ratio is the sum of the loss ratio and the expense ratio.

Measurement of Results for API

API derives the majority of its revenues from earned premiums and maintenance fees that result from issuing policies written on a claims-made basis to physicians, physician groups and other healthcare providers as well as income generated from its investment portfolio. API charges both a base premium and a premium maintenance fee on our claims made policies, which offset the costs incurred by the company to issue and maintain policies. Policies are written for a one-year term and premiums and maintenance fees are earned on pro rata basis over the term of the policy. Upon termination of coverage, policyholders may purchase an extended reporting period (tail) policy for additional periods of time. These extended period coverage policy premiums are immediately earned when the policy is issued. After its acquisition by the Company, API’s revenues will continue to be generated from earned premiums and maintenance fees that result from issuing medical professional liability insurance policies to physicians, physician groups and other healthcare providers.

API utilizes specific underwriting guidelines in determining whether to issue policy coverage to an individual physician or entity. In evaluating whether to issue a policy, API evaluates a physician’s claims history including the frequency and severity of claims reported, the specialty, practices and procedures, training and board certification, practicing territory, disciplinary actions, requested coverage limits, hospital privileges and other related information. Physicians and other healthcare providers requesting coverage with the company must complete an application. Based on this risk evaluation, pricing is determined utilizing a rating model that applies specific factors for specialty, territory and policy limits. Certain discounts are available based on claims history and group coverage.

API’s results of operations are primarily driven by underwriting results, which are measured by subtracting incurred loss and loss adjustment expenses and other underwriting expenses from net earned premiums and maintenance fees. Net earned premiums exclude premiums ceded to reinsurers. Premiums ceded to reinsurers (ceded premiums) represent amounts paid to the reinsurance companies in return for the reinsurance company assuming a portion of the risk. Currently, the reinsurance companies are responsible for any loss in excess of $250,000 per claim. API utilizes reinsurance to provide for greater diversification of business, which allows management to control exposure to potential losses arising from large risks, and allows the company to have capacity for growth.

While underwriting gain (loss) is a key performance indicator of operations, it is not uncommon for a property and casualty insurer to generate an underwriting loss, yet earn profit overall, because of the return on investments (investment income) and realized capital gains.

Investment income is a result of the performance of API’s assets invested in fixed-income securities and the gains or losses realized on the sale of equity securities. Investment income is impacted by the size of the portfolio and the rate of return, or yield, on the fixed-income portfolio.

API evaluates its insurance operations by using the following key measures:

Gross Premiums Written and Maintenance Fees Written—Direct and Assumed.    Gross premiums and maintenance fees written is the sum of direct and assumed premiums written before the effect of ceded reinsurance. Direct premiums written represent the premiums on all policies API has issued during the year. API currently does not have any assumed premiums. API uses gross premiums and maintenance fees written, which excludes the impact of premiums ceded to reinsurers, as a measure of the underlying growth of its insurance business from period to period.

Net Premiums and Maintenance Fees Written.    Net premiums written is the sum of gross premiums and maintenance fees written and less ceded premiums. Ceded premiums written is the portion of gross premiums and maintenance fees written that API cedes to its reinsurers under its reinsurance contracts. API uses net premiums and maintenance fees written, primarily in relation to gross premiums and maintenance fees written, to measure the amount of business retained after cession to reinsurers.

Net Premiums and Maintenance Fees Earned.    Net premiums and maintenance fees earned represents that portion of net premiums written equal to the expired portion of the time for which insurance protection was provided during the financial year and is recognized as revenue. Net premiums and maintenance fees earned are used to calculate the loss ratio, expense ratio and combined ratio, as indicated below.

Loss Ratio.    The loss ratio is a measure of the underwriting profitability of an insurance company’s business. Expressed as a percentage, this is the ratio of losses and loss adjustment expenses or LAE to net premiums and maintenance fees earned.

Like many insurance companies, API analyzes its loss ratio on a calendar year basis and on an accident year basis. A calendar year loss ratio is calculated by dividing the losses and LAE expense incurred during the calendar year, regardless of when the underlying insured event occurred, by the net premiums and maintenance fees earned during that calendar year. The calendar year loss ratio includes changes made during the calendar year in reserves for losses and LAE established for insured events occurring in the current and prior periods. A calendar year loss ratio is calculated using premiums and losses and LAE that are net of amounts ceded to reinsurers.

An accident year loss ratio is calculated by dividing the losses and LAE, regardless of when such losses and LAE are paid, for insured events that occurred during a particular year by the net premiums and maintenance fees earned for that year. An accident year loss ratio is calculated using premiums and losses and LAE that are net of amounts ceded to reinsurers. An accident year loss ratio for a particular year can decrease or increase when recalculated in subsequent periods as the reserves established for insured events occurring during that year develop favorably or unfavorably, whereas the calendar year loss ratio for a particular year will not change in future periods.

API analyzes its calendar year loss ratio to measure the profitability in a particular year, including development (whether favorable or unfavorable) of reserves established in prior periods. In contrast, API analyzes the accident year loss ratio to evaluate its underwriting performance and the adequacy of the premium rates it charged in a particular year in relation to ultimate losses and LAE from insured events occurring during that year.

While calendar year loss ratios are useful in measuring profitability, API believes that accident year loss ratios are more meaningful in evaluating the underwriting performance for any particular year because an accident year loss ratio better matches premium to the associated losses that are incurred on these policies. Furthermore, accident year loss ratios are not distorted by adjustments to reserves established for insured events that occurred in other periods, which may be influenced by factors that are not generally applicable to all years. The loss ratios provided in this prospectus are calendar year loss ratios, except where they are expressly identified as accident year loss ratios.

Expense Ratio.    The expense ratio is the ratio (expressed as a percentage) of underwriting and other operating expense to net premiums and maintenance fees earned, and measures an insurance company’s operational efficiency in producing, underwriting and administering its insurance business.

Combined Ratio.    The combined ratio is a measure used in the property and casualty insurance business to show the insurer’s underwriting profitability, and it represents the percentage of each premium dollar spent on claims and expenses. The combined ratio is the sum of the calendar year loss ratio and the expense ratio. The loss ratio and expense ratio express the relationship between losses and LAE, commissions and underwriting and other operating expenses (including policyholder dividends), respectively, to net premiums and maintenance fees earned. When the combined ratio is below 100%, an insurance company experiences underwriting gain, meaning that claims payments, the cost of settling claims, commissions and underwriting expenses are less than premiums collected. If the combined ratio is at or above 100%, an insurance company cannot be profitable without investment income, and may not be profitable if investment income is insufficient. Companies with lower combined ratios than their peers generally experience greater profitability.

Overview and Business Outlook for API

API delivered positive results for the quarter ended March 31, 2007 as well as for the fiscal years ended December 31, 2006 and 2005, despite rate decreases in all of these reporting periods, which lowered gross premiums and maintenance fees written. Despite lower premiums, improvements in the company’s terms on reinsurance contracts coupled with lower loss and loss adjustment expenses post-tort reform allowed API to deliver positive income from operations and net income. For the quarter ended March 31, 2007, API had income from operations of $3,938,000 and net income of $2,613,000. For the years ended 2006, 2005 and 2004, API had income from operations of $24,148,000, $13,218,000 and $9,237,000, respectively and net income of $15,751,000, $9,031,000 and $5,815,000, respectively.

In 2005 and 2004, reported claims counts were substantially lower than pre-tort reform years. Prior to September 1, 2003, the effective date of the new tort reform law, API saw claim counts rise sharply as a result of increased filings. In 2005 and 2004, after evaluation of open claims and trend assumptions, API increased its loss and loss adjustment expense substantially for prior year development on pre-tort reform claims based on the potential impact of these claims in relation to post-tort reform claims and the associated cost of litigation. As a result of these increases in loss and loss adjustment expenses over this two year period, the calendar year loss ratio increased by 25%, and 30% for the 2005 and 2004 year, respectively for prior year development. API believes that the full impact of tort reform will not be known for several years since many cases filed prior to the effective date of the tort reform laws still remain open. In addition, the full impact of the non-economic cap on damages itself is still unknown since many of the post-tort reform cases are still in litigation and remain open.

As compared to historical levels in 2003 and prior years, lower claim counts continued throughout 2006. However, claim counts for the year ended December 31, 2006 increased as compared to the same period in 2005 and 2004. API believes this increase is related to a growth in the number of insureds during 2006. For the 2006 year, 495 claims were reported, as compared to 336 reported claims for 2005 and 382 reported claims for 2004. As a result of this increase in frequency and corresponding increase in loss, the 2006 accident year loss ratio was 61% as compared to 44% for the 2005 accident year loss ratio. For the quarter ended March 31, 2007, 104 claims were reported for the 2007 year. API expects increased claims filings since the environment has stabilized since tort reform. Loss adjustment expenses are those expenses incurred in defending claims and primarily consist of attorney’s fees. API anticipates these fees will increase as it incurs defense expenses on the higher claim counts due to the increased numbers of insureds.

Since the passage of tort reform, rate adequacy and growth in policyholder headcount have allowed API to report significant income from operations and net income, and while API remains optimistic about the results of operations for 2007, these record financial results will not be sustainable long-term. In light of favorable developments in both claim counts and claim severity post-tort reform and increased competition, API lowered its rates on average approximately 9% in 2005 and on average approximately 18% in 2006. API has continued with rate decreases of approximately 18% on policies renewed during the three months ended March 31, 2007. API believes that even with these recent decreases, its rates remain adequate to continue to deliver an underwriting profit as shown in a combined ratio of 88% for the three months ended March 31, 2007.

API has seen an increase in competition by both existing medical professional liability insurance carriers as well as new entrants into the marketplace. As a result of this increased competition, API continues to be faced with price pressure on both existing renewals and new business. Many of the new entrants have been aggressive in seeking new business and are willing to compete on price. API will continue to monitor frequency of claims and severity of loss and legal expenses to determine if further rate adjustments are warranted. As a result of these market forces, API will face increased competition throughout 2007, but will continue to price insurance products at rates believed to be adequate for the risks assumed.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006 for API

Gross Premiums and Maintenance Fees Written.    Gross premiums and maintenance fees written for the three months ended March 31, 2007 and March 31, 2006 decreased $4,650,000 (23%) to $15,465,000 from

$20,115,000. In addition to medical professional liability insurance premiums, API charges a premium maintenance fee to its insureds. Premium maintenance fees are a percent of premium and are charged to offset the costs incurred by the company to issue and maintain policies. While API increased the number of policyholders during this time frame from 4,141 as of March 31, 2006 to 4,781 as of March 31, 2007, gross premiums and maintenance fees written decreased due to the recent rate decreases which averaged 9% in 2005 and 18% for the year ended December 31, 2006 and 18% for policies renewing in the first quarter of 2007.

Premiums Ceded.    Premiums ceded decreased $370,000 (13%) from $2,777,000 at March 31, 2006 to $2,407,000 at March 31, 2007. The decrease in premiums ceded is the result of lower earned premiums for the current quarter ended March 31, 2007 as compared to the quarter ended March 31, 2006. Premiums ceded also decreased for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 as a result of lower costs of reinsurance applicable to the 2006 and 2007 reinsurance contracts. In 2006, API began retaining 10% of any claim in excess of $250,000 on individual claims and $350,000 on multiple insured claims, and therefore, ceded less premiums to the reinsurers. The 2007 reinsurance contract provides for similar terms with the company retaining 20% of the risk above the $250,000 and $350,000 retention levels, which resulted in an even lower cost of reinsurance than in 2006. API increased the retention in 2006 and 2007 based on decreases in claims experience since the passage of tort reform legislation in 2003. The reinsurance contracts beginning in 2002 through 2007 are variable premium treaties that have various minimum and maximum rates. The actual premium rate will depend upon the ultimate losses ceded to the reinsurer under the related treaty. API did not adjust the ceded premium estimate for 2006 and prior reinsurance treaties during the quarter ended March 31, 2007.

Net Premiums and Maintenance Fees.    Net premiums and maintenance fees earned decreased $1,320,000 (7%) to $16,311,000 for the three months ended March 31, 2007 from $17,631,000 for the three months ended March 31, 2006. The decrease is primarily the result of the decrease in premiums and maintenance fees written offset by a decrease in premiums ceded discussed in the preceding paragraphs.

Investment Income.    Investment income, net of investment expenses, increased $340,000 (23%) to $1,791,000 for the current three-month period compared from $1,451,000 for the prior year’s three-month period due to the increase in the invested assets over this time frame. Our invested asset portfolio increased by $35,908,000 (31%) to $153,548,000 at March 31, 2007 from $117,640,000 at March 31, 2006 resulting in the increase in investment income. The increase in invested assets resulted primarily from positive net cash flow from operating activities of $35,211,000 for the twelve month period from March 31, 2006 to March 31, 2007.

Loss and Loss Adjustment Expenses.    Loss and loss adjustment expenses decreased by $1,219,000 (10%) to $10,934,000 for the three months ended March 31, 2007 from $12,153,000 for the three months ended March 31, 2006. The decrease is the result of the following factors. For the three months ended March 31, 2006, current year loss and loss adjustment expenses totaled $11,693,000 based on 92 claims reported. For the three months ended March 31, 2007, current year loss and loss adjustment expenses were $10,886,000 based on 104 claims reported and prior year losses were increased $48,000. While the frequency of reported claims increased during the current quarter, as compared to the prior year comparable quarter, API anticipates that the incurred average claim severity to be lower than the prior year comparable quarter. The effects of 2003 tort reform in Texas on average claim severity post-tort reform are emerging favorably and resulting in improving claim development patterns. It has been over three years since the passage of reform and API has favorably settled a number of post-tort reform claims from the 2004, 2005 and 2006 report years. The lower settlement trends in the post-tort reform years are more fully reflected in the estimated reserves for loss and loss adjustment expenses. After an evaluation of open claims and trend assumptions, API recorded an increase of $48,000 for the three months ended March 31, 2007 for incurred losses and loss adjustment expenses for prior year development as a result of additional allocated loss adjustment expenses for prior year open claims.

Other Underwriting Expenses and Net Change in Deferred Acquisition Costs.    Other underwriting expenses for the three months ended March 31, 2007 increased $8,000 (0.2%) to a total of $3,215,000 as compared to $3,207,000 for the three months ended March 31, 2006. Other underwriting expenses consist primarily of management fees, commissions to agents, premium taxes and general operating expenses. Premium taxes decreased by $129,000 primarily due to lower written premiums offset by various general administrative expense increases of $137,000. The net change in deferred acquisition costs, which is comprised of the change in deferred and amortized commissions paid to agents on new and renewal business and deferred and amortized premium taxes, increased by $179,000 (471%) to $141,000 at March 31, 2007 from $(38,000) at March 31, 2006 due to the amortization of expenses exceeding new costs capitalized.

Income from Operations.    For the three months ended March 31, 2007, API’s income from operations increased $75,000 (2%) to $3,939,000 from $3,863,000 for the three months ended March 31, 2006. Net income increased $195,000 (8%) to $2,613,000 for the three months ended March 31, 2007 as compared to $2,418,000 for the three months ended March 31, 2006. Income from operations primarily increased based on the increases in investment income and decreases in loss and loss adjustment expenses and reinsurance ceded premiums offset by lower earned direct premiums and maintenance fees discussed above.

2006 Compared to 2005 for API

Gross Premiums and Maintenance Fees Written.    Gross premiums and maintenance fees written for the year ended December 31, 2006 decreased $4,468,000 (6%) to $74,833,000 from $79,301,000 in 2005. While API increased the number of insured physicians by 793 from 3,919 at December 31, 2005 to 4,712 at December 31, 2006, the increase was offset by rate decreases of approximately 18% in 2006. The growth in additional policyholders occurred as a result of increased marketing efforts.

Premiums Ceded.    Premiums ceded decreased $8,176,000 (63%) from $12,885,000 for the year ended December 31, 2005 to $4,709,000 for the year ended December 31, 2006. The decrease in premiums ceded is primarily the result of lower estimated ceded premiums for treaty years 2002 through 2005 related to profit sharing provisions of these treaties. The reinsurance contracts beginning in 2002 through 2006 are variable premium treaties that have various minimum and maximum rates. The actual percentage rate will depend upon the ultimate losses ceded to the reinsurer under the related treaty. API, supported by semi-annual outside consulting actuarial reviews, continually monitors the development of claims subject to reinsurance and adjusts the reinsurance premium ceded for the estimated profit sharing provision based on claims development in the reinsurance layer. During 2006, API lowered the estimated ceding rates as a result of lower estimated ultimate loss and loss adjustment expenses for prior treaty years 2002 through 2005, which resulted in the company recognizing $7,743,000 in positive development as a reduction in ceded premium. Additionally, ceded premiums decreased year over year due to API retaining 10% of any claim in excess of $250,000 for the 2006 reinsurance treaty. API did not retain any excess on the 2005 treaty. API is retaining this additional risk in the reinsurance layer in excess of $250,000 based on decreases in claims since the passage of tort reform legislation in 2003. In addition, ceded premiums are lower for the current period due to lower earned premiums in 2006 as compared to 2005.

Net Premiums and Maintenance Fees.    Net premiums and maintenance fees earned increased $6,676,000 (10%) to $70,859,000 for the year ended December 31, 2006 from $64,183,000 for the year ended December 31, 2005. The increase is primarily the result of a decrease in premiums ceded discussed above. Additionally, higher net earned premiums and maintenance fees are the result of an increased number of insured physicians purchasing extended reporting coverage upon cancellation. Total extended reporting period coverage endorsement premiums were $2,713,000 for the year ended December 31, 2006 as compared to $2,510,000 for the same period in 2005, an increase of $203,000 or 8%. The increase in extended reporting coverage endorsement premiums is primarily attributable to one large physician group terminating coverage and purchasing an extended reporting period coverage endorsement. These increases were offset by the earn-out of written premiums which decreased $4,468,000 (6%) from $79,301,000 for 2005 to $74,833,000 for 2006 due primarily to rate decreases.

Investment Income.    Investment income, net of investment expenses, increased $1,335,000 (26%) to $6,466,000 for the year ended December 31, 2006, compared to $5,131,000 for the year ended December 31, 2005. Our invested asset portfolio increased $26,568,000 (23%) from $113,233,000 at December 31, 2005 to $139,801,000 at December 31, 2006 resulting in the increase in investment income. The increase in invested assets resulted primarily from positive net cash flow from operating activities of $28,448,000 for 2006.

Loss and Loss Adjustment Expenses.    Loss and loss adjustment expense decreased by $5,006,000 (11%) from $43,976,000 for the year ended December 31, 2005 to $38,970,000 for the year ended December 31, 2006. The decrease of $5,006,000 is the result of the following factors. First, for the year ended December 31, 2006 as compared to the year ended December 31, 2005, API increased current accident year loss and loss adjustment expenses by $15,170,000 as a result of the increase in the number of claims filed in 2006 and the growth in the number of policyholders as compared to 2005. For the year ended December 31, 2006, 495 claims were reported as compared to 336 reported claims for 2005. Additionally, API increased the number of policyholders from 3,919 as of December 31, 2005 to 4,712 as of December 31, 2006. Claims opened at December 31, 2006 were 809, an increase of 107 over the prior year-end. Second, API re-evaluated all open claims and trend assumptions for prior year open claims. As a result of this review, in consultation with the company’s outside independent actuary, API recorded favorable development of $4,461,000 for the year ending December 31, 2006 related to prior years as compared to unfavorable development of $15,715,000 for the year ending December 31, 2005. The favorable development of prior-year claims in 2006 was primarily the result of 2004 and 2005 report year loss severity falling below expectations. Additionally, the total number of claims closed with indemnity for the 2004 and 2005 report years were developing favorably from prior estimates.

Other Underwriting Expenses and Net Change in Deferred Acquisition Costs.    Other underwriting expenses for the year ended December 31, 2006 increased by $1,485,000 (12%) to $14,253,000 from $12,768,000 for the year ended December 31, 2005. These expenses consist primarily of management fees, commissions to agents, premium taxes and general operating expenses. Legal, auditing and other professional and advisory fees increased by $1,118,000 (120%) to $2,050,000 from $932,000 due to expenses incurred related to the acquisition of API by the Company. Commissions paid to agents increased $273,000 (7%) to $4,271,000 from $3,998,000 due to higher effective commission rates during the current year in order to generate new business and retain existing business. The net change in deferred acquisition costs, which is comprised of the change in amortized commissions paid to agents on new and renewal business and amortized premium taxes, increased by a net $57,000 (59%) to $(39,000) at December 31, 2006 from $(96,000) at December 31, 2005 due to the amortization of expenses exceeding new costs capitalized.

Income from Operations.    Income from operations increased $10,929,000 (83%) from $13,219,000 for the year ended December 31, 2005 to $24,148,000 for the year ended December 31, 2006. Income from operations increased based on the increases in net earned premiums and investment income and a decrease in loss and loss adjustment expenses partially offset by an increase in other underwriting expenses. Net income increased $6,720,000 (74%) to $15,751,000 for the year ended December 31, 2006 as compared to $9,031,000 for the year ended December 31, 2005.

2005 Compared to 2004 for API

Gross Premiums and Maintenance Fees Written.    Gross premiums and maintenance fees written decreased $5,270,000 (6%) to $79,301,000 from $84,571,000 for the years ended December 31, 2005 and 2004, respectively. While insured physicians and dentists grew from 3,622 at the end of 2004 to 3,919 at December 31, 2005, the increase in policyholders was offset by an approximate 9% average rate decrease in 2005. During 2005, API was able to grow its number of policies issued while lowering premium rates and still maintaining acceptable loss ratios. Due to the new carriers entering the Texas market, there was competitive pressure to lower premium rates. API believes that its 30 years of uninterrupted service is seen as an attractive option for many policyholders continuing to insure their practice with the company even at a slightly higher premium than new carriers entering the market.

Premiums Ceded.    Premiums ceded remained flat at $12,885,000 and $12,878,000 for the years ended December 31, 2005 and 2004, respectively. The reinsurance contracts beginning in 2002 through 2005 are variable premium treaties that have various minimum and maximum rates. For the year ended December 31, 2005, we recorded net unfavorable development of $14,000 to ceded premiums due to unfavorable development of $2,562,000 for the 2003 treaty year as a result of higher estimated ultimate loss and loss adjustment expenses offset by $236,000 and $2,312,000 of favorable development to ceded premiums for the 2002 and 2004 treaty years, respectively, due to lower estimated ultimate loss and loss adjustment expenses. For the year ended December 31, 2004, we recorded net favorable development of $1,465,000 to ceded premiums primarily due to favorable trends in excess loss layers for the 2002 and 2003 years.

Net Premiums and Maintenance Fees.    Net premiums and maintenance fees earned decreased $433,000 (1%) to $64,183,000 from $64,616,000 for the years ended December 31, 2005 and 2004, respectively. The decrease is primarily the result of the previously discussed rate decreases and partially offset by the increased number of insured physicians.

Investment Income.    Investment income, net of investment expenses increased $1,042,000 (25%) to $5,131,000 for the year ended December 31, 2005 from $4,089,000 for the year ended December 31, 2004, as a result of a larger asset base in bonds as well as improving yields in the bond market. Our invested asset portfolio increased by $15,359,000 (16%) to $113,233,000 at December 31, 2005 from $97,874,000 at December 31, 2004. The increase in invested assets resulted primarily from positive net cash flow from operating activities of $12,666,000 for 2005. During 2005 and 2004, API increased its investments in mortgage-backed bonds as a result of higher premium and maintenance fees receipts. API maintained a similar percentage of equities in its investment portfolio in 2005 and 2004.

Realized gains on investments were $552,000 in 2005, down from $608,000 in 2004. The $56,000 or 9% decrease was a result of sales of equity securities by the investment managers of API’s equity portfolio.

Loss and Loss Adjustment Expenses.    Loss and loss adjustment expenses decreased $4,679,000 (10%) to $43,976,000 from $48,655,000 for the years ended December 31, 2005 and 2004, respectively. For the 2005 year we decreased current year loss and loss adjustment expenses by $1,044,000 (4%) to $28,261,000 from $29,305,000 for the 2004 year as a result of a decrease in reported claims to 336 in 2005 as compared to 382 for 2004. In addition, in 2005, we increased prior year loss and loss adjustment expenses by $15,715,000 in comparison to an increase in prior year loss and loss adjustment expenses of $19,350,000 in 2004.

Prior to the passage of tort reform legislation in 2003, API saw a significant number of cases filed to beat the effective date of the new tort laws. This increase in filings caused a delay in resolving the existing open claims. The process of negotiating and litigating existing claims slowed down dramatically as a result of the surge of new cases. In addition, claims counts, legal expenses and loss severity rose substantially for report years 2000 through 2003. In 2004 and 2005, API experienced a substantial drop in the number of new claims reported from a high of 930 claims in 2003 to 382 for 2004, and 336 for 2005.

During 2004, after evaluation of open claims and trend assumptions, API determined that the length of time needed to litigate 2003 pre-tort reform claims would continue to increase due to the potential financial impact of these claims in relation to post-tort reform claims. As a result, API increased the estimate for ultimate losses and loss adjustment expenses for claims incurred in 2003 and prior years by $19,350,000.

During 2005, API continued to review the impact of tort reform and while current accident year reported claims were substantially lower, loss costs and legal expenses on prior-year claims continued to trend significantly higher. API determined that the effect of tort reform not only increased the number of claims reported in 2003, but also increased the cost of litigating remaining open cases for other open prior accident years as well. As a result, during 2005, API continued to increase incurred loss and loss adjustment expense reserves related to prior accident years by $15,715,000. Due to this rising loss severity of prior year claims, API strengthened its average reserve per open claim, net of reinsurance, by approximately $37,000 (65%) from an average reserve per open claim of approximately $57,000 as of December 31, 2004 to over $94,000 as of December 31, 2005. API continues to aggressively defend its policyholders consistent with its past practices and participate in mediation of settlements and utilize local defense firms, where appropriate, to help reduce the cost of litigation.

Other Underwriting Expenses and Net Change in Deferred Acquisition Costs.    Other underwriting expenses, which consist primarily of management fees, commissions to agents, premium taxes and general operating expenses increased $665,000 (5%) to $12,768,000 from $12,103,000 for the years ended December 31, 2005 and 2004, respectively. Total management fees of API increased $400,000 (4%) to $11,000,000 from $10,600,000 in 2005 and 2004, respectively. Of these total management fees incurred, $6,000,000 and $5,400,000 were allocated to other underwriting expenses for 2005 and 2004, respectively. The remaining management fees for each of the years were allocated to loss and loss adjustment expenses and investment expenses. The net change in deferred acquisition costs increased $585,000 (86%) to $(96,000) for the year ended December 31, 2005 from $(681,000) for the year ended December 31, 2004 During the year ended December 31, 2005 a total of $5,400,000 of expenses (primarily agents’ commissions and premium taxes) were capitalized and $5,300,000 were amortized as expense. During 2004, $5,400,000 was capitalized and $4,800,000 amortized.

Income from Operations.    Income from operations increased $3,982,000 (43%) to $13,219,000 for the year ended December 31, 2005 from $9,237,000 for the year ended December 31, 2004. Total current and deferred income tax expenses increased $767,000 (22%) to $4,188,000 from $3,421,000 for the years ended December 31, 2005 and 2004, respectively. Income from operations increased primarily due to a decrease in loss and loss adjustment expenses relative to premiums earned and an increase in net investment income in 2005. Net income increased $3,216,000 or 55% to $9,031,000 for the year ended December 31, 2005 compared to $5,815,000 for the year ended December 31, 2004.

Liquidity and Capital Resources

We are a holding company and our subsidiaries are the primary source of funds for our operations. Prior to the acquisition of API, we historically received dividend payments solely from APS Insurance Services, Inc. and APS Investment Services, Inc. These dividend payments were funded by operations of our non-insurance subsidiaries and by management fee payments under the service agreement between API and a subsidiary of APS Insurance Services, Inc. Following the acquisition of API, we own all of the capital stock of API, but we will continue to receive management fees under a new service agreement between API and APS Insurance Services, Inc. API’s ability to pay dividends or distributions to us is restricted by the regulations applicable to Texas insurance companies and by agreed upon restrictions arising from our acquisition of API as described below under “Capital Resources—Restrictions on Dividends by API.” Other than net capital requirements with respect to registered broker-dealers, there are no restrictions on the payment of dividends by our non-insurance subsidiaries, other than customary state corporation laws regarding solvency. The cash requirements of these non-insurance subsidiaries are primarily for the payment of salaries, employee benefits and other operating expenses.

Liquidity

Our primary sources of cash flow are the management fees paid by API and the operations of our non-insurance subsidiaries. We anticipate in the future also receiving dividends and distributions from API, but there are restrictions on API’s ability to make such payments, as described below under “Capital Resources—Restrictions on Dividends by API.” API’s primary cash sources are insurance premiums, investment income and the proceeds from the sale, redemption or maturity of invested assets. The cash requirements of API are primarily for the payment of losses and loss adjustment expenses, guaranty fund assessments, commissions, reinsurance premiums, premium taxes, services fees and purchases of investment securities. API maintains cash reserves to meet its obligations that comprise current outstanding loss and loss adjustment expenses, reinsurance premiums and administrative expenses. Due to the uncertainty regarding the timing and amount of settlement of unpaid losses, the liquidity requirements of API vary. API’s investment guidelines and portfolio take into account historical payout patterns. If loss payments were to accelerate beyond API’s ability to fund them from current operating cash flows, API would need to liquidate a portion of its investment portfolio and/or arrange for financing. API has historically purchased reinsurance to mitigate the effects of large losses and to help stabilize liquidity. These reinsurance agreements require initial outlays of reinsurance premiums, based on premiums written, which is in advance of API’s receipt of cash premiums, and the reinsurers reimburse API after losses and loss adjustment expenses are paid by API. See “Business—Overview of our Business—Reinsurance.”

Capital Resources

Cash Flow of the Company.    Our net working capital was $18,616,000 and $19,247,000 at March 31, 2007 and December 31, 2006, respectively. The decrease in the current period was primarily due to the purchase of a fixed income security that is held in escrow as part of the terms of our acquisition of API, as required by the Texas Department of Insurance. These funds are to remain in escrow until the aggregate remaining redemption obligation of our Series A redeemable preferred stock is less than the amount of the escrow balance. As this is not likely to occur within the next twelve months, the $2,500,000 security is classified as long-term, thus reducing working capital. Historically, we have maintained a strong working capital position and, as a result, we have been able to satisfy our operational and capital expenditure requirements with cash generated from our operating and investing activities. These same sources of funds have also allowed us to pursue investment and expansion opportunities consistent with our growth plans. Although there can be no assurance our operating activities will provide positive cash flow in 2007, we are optimistic that our working capital requirements will be met for the foreseeable future for the following reasons: (1) our current cash position is very strong, with a balance of approximately $4,800,000 comprising 12% of our total assets; (2) our investments in available-for-sale equity and fixed-income securities could provide an additional $18,900,000 should the need arise; and (3) we renewed a line of credit effective April 2007 that is described below.

Cash Flow of API.    Due to uncertainty related to the timing of the payment of claims, cash from operations for a medical professional liability insurer can vary substantially from period to period. For the three months ended March 31, 2007 API had positive cash flow from operations of $17,319,000. Included in the current quarter positive cash flow was a net payment of $13,816,000 received from the reinsurers for an initial reimbursement for the anticipated excess reinsurance premiums paid on a provisional basis for the 2003 and 2004 treaty years which included a premium adjustment to the reinsurers of $469,000 for the 2002 treaty year. During 2006, 2005 and 2004, API had positive net cash flow from operating activities of $28,448,000, $12,666,000 and $22,645,000, respectively. The positive cash flow during these periods is primarily related to the increased premium and maintenance fee receipts and the decreased claims payments. In addition, cash flows from investment income continue to increase as the investment portfolio has increased significantly during the three-year period. While API anticipates claim payouts for the 2007 year to be approximately $51,556,000, API has the ability to fund these claims from current premiums, investment income revenue and, if necessary, the sale of bonds from our investment portfolio.

Until March 1992, API supplemented its liquidity with refundable deposits made by subscribers, which became part of API’s surplus. The deposit requirements, as periodically determined and approved by the API board of directors, required eligible physicians desiring to purchase insurance through API to make refundable deposits. As of December 31, 2006 and 2005, API had refundable deposits outstanding of $10,227,000 and $10,568,000 respectively, which included accrued interest. At March 31, 2007, these deposits totaled $10,198,000. These deposits are included in the accompanying financial statements as a liability (refundable subscriber deposits) in accordance with SFAS No. 150. In the acquisition of API, these refundable deposit obligations were extinguished in exchange for shares of our Series A redeemable preferred stock of the Company.

Investments of API.    API maintains a portion of its investment portfolio in short-term securities and cash to meet short-term operating liquidity requirements, including the payment of losses and loss expenses. API also invests a substantial part of its cash flow from operations principally in bonds and fixed-income securities. API plans to continue its emphasis on fixed-income securities investments. Cash and cash equivalents and invested assets totaled $163,458,000 and $144,583,000 at March 31, 2007 and December 31, 2006, respectively. Cash and cash equivalents and invested assets represented 74.9% and 70.1% of API’s total assets for the same respective periods. API believes that all of its short-term and fixed-maturity securities are readily marketable and have scheduled maturities in line with projected cash needs. See “Business—Overview of our Business—Investments.”

Line of Credit.    We have renewed a $3,000,000 line of credit that was originally established in November 2003 with PlainsCapital Bank. The loan calls for interest payments only to be made on any amount drawn until April 15, 2008, when the entire amount of the note, principal and interest then remaining unpaid, became due and payable. At March 31, 2007, there had never been any advances taken against this revolving promissory note. We are in compliance with the terms of our agreement with PlainsCapital Bank, including requirements for a minimum of $5,000,000 of unencumbered liquidity and a minimum 2 to 1 net worth ratio.

Restrictions on Dividends by API.     In addition to restrictions on dividends and distributions applicable to all Texas stock insurance companies, for so long as any Series A redeemable preferred stock is outstanding, the Texas Department of Insurance prohibits API from paying dividends to us in any fiscal year unless and until we have complied with our redemption and dividend payment obligations to the holders of our Series A redeemable preferred stock for that year. We have also agreed that, without prior approval of the Texas Department of Insurance, aggregate annual distributions to us in respect of API’s capital stock may not exceed the lesser of 10% of API’s prior year-end policyholder statutory earned surplus or API’s prior year net income, and in no event may exceed API’s statutory earned surplus. Regardless of these restrictions, we do not presently intend to declare any dividends from API to the Company in 2007.

Escrow Account.    In connection with the API acquisition, the Texas Department of Insurance has required us to place $2,500,000 into an escrow account with a bank, to remain in escrow until the aggregate remaining redemption and dividend obligation relating to our Series A redeemable preferred stock is less than the amount of the escrow balance. No withdrawals may be made from this escrow account without prior approval from the Texas Department of Insurance.

Contractual Obligations and Commitments

Contractual Obligations of the Company.    We had committed cash outflow related to operating lease arrangements with terms exceeding one year at December 31, 2006, as follows:

	Payments Due by Period
	Total	2007	2008	2009	2010	2011
	(in thousands)
Contractual Obligation
Operating Leases	$3,427	$770	$687	$664	$643	$663

Pursuant to the merger on April 1, 2007, we issued approximately 10,198 shares of preferred stock with a mandatory redemption feature and a 3% dividend. The following chart contains the committed cash outflows related to the preferred stock.

	Payments Due by Period
	Total	2007	2008	2009	2010	2011	> 2011
	(in thousands)
Contractual Obligation
Preferred stock redemptions and dividends	$11,831	$1,229	$1,276	$1,246	$1,216	$1,186	$5,678

Capital Expenditures of the Company.    Our capital expenditures for equipment were $44,000 in the three months of 2007. The majority of these expenditures were primarily hardware and software upgrades to our computer network. We expect capital expenditures in 2007 to be approximately $1,600,000, the majority of which will be spent in the latter half of 2007 for the installation of new policy and claims administration hardware and software. All capital expenditures are expected to be funded through cash on hand.

Contractual Obligations of API.    API, as of December 31, 2006, had the following contractual obligations:

	Payments Due by Period
	Total	2007	2008	2009	2010	2011	> 2011
	(in thousands)
Contractual Obligations
Reserve for loss and loss adjustment expenses	$110,089	$51,556	$30,621	$11,953	$6,082	$3,459	$6,418
Refundable deposits (1)	$10,227	$10,227	$—	$—	$—	$—	$—

(1)	The contractual obligations for refundable deposits changed effective April 1, 2007. Upon the acquisition of API by the Company, these deposits were converted into our Series A mandatorily redeemable preferred stock and will be redeemed ratably at $1 million per year with a 3% per annum dividend, with all remaining outstanding shares being redeemed no later than December 31, 2016.

API’s reserves for unpaid losses and loss adjustment expenses are an estimate of future cash flows necessary to meet claim obligations based on insured events that have already occurred, but the amount and timing of the cash flow is uncertain. In addition, API was initially capitalized by refundable deposit contributions from our subscribers. While no new refundable deposits have been required since 1992, API had an obligation to repay these amounts and classified these as a liability. As of April 1, 2007, the total balance of refundable deposits outstanding was $10,198,000, at which time, pursuant to the acquisition of API, the balance was extinguished in the acquisition in exchange for shares of our Series A redeemable preferred stock. Holders of our Series A redeemable preferred stock are entitled to cumulative dividends thereon at the rate of 3% per annum payable on the remaining redemption value per share, in priority to the payments of dividends on our common shares. Holders of Series A redeemable preferred stock have no preemptive rights and have the same voting rights as the holders of our common stock. The shares are non-certificated and mandatorily redeemable. They will be redeemed ratably at $1 million per year, with all remaining outstanding shares being redeemed by December 31, 2016.

Margin Loans of the Company.    We extend credit to certain of our Financial Services clients, which is financed through our clearing organization, Southwest Securities, to help facilitate customer securities transactions. This credit, which earns interest income, is known as “margin lending.” In margin transactions, the client pays a portion of the purchase price of securities, and we make a loan (financed by our clearing organization) to the client for the balance, collateralized by the securities purchased or by other securities owned by the client. In permitting clients to purchase on margin, we are subject to the risk of a market decline, which could reduce the value of our collateral below the client’s indebtedness. Agreements with margin account clients permit our clearing organization to liquidate our clients’ securities with or without prior notice in the event of an insufficient amount of margin collateral. Despite those agreements, our clearing organization may be unable to liquidate clients’ securities for various reasons including the fact that the pledged securities may not be actively traded, there is an undue concentration of certain securities pledged or a trading halt is issued with regard to pledged securities. If the value of the collateral were insufficient to repay the margin loan, a loss would occur, which we may be required to fund. As of December 31, 2006, the total of all customer securities pledges on debit balances held in margin accounts was approximately $7,900,000 while the total value of the securities within these margin accounts was approximately $20,000,000. We are also exposed should Southwest Securities be unable to fulfill its obligations for securities transactions.

Neither the Company nor API had any participation agreements or purchase commitments as of March 31, 2007.

API believes that it has the ability to fund its continuing operations from premiums written and investment income. API plans to continue its focus on the efficient operation of our core business. We believe our future cash flow generated by operations, our cash and investment balances and the net proceeds from this offering will be sufficient to fund continuing operations, service our outstanding obligations and provide for required capital expenditures for at least the next 12 months.

Effects of Inflation

The primary effect of inflation on our insurance business is considered in pricing and estimating reserves for unpaid losses and loss adjustment expense for claims in which there is a long period between reporting and settlement, such as medical professional liability claims. The actual effect of inflation on API’s results cannot be accurately known until claims are ultimately settled. Based on actual results to date, we believe that loss and loss adjustment expense reserve levels and our rate making process adequately incorporate the effects of inflation.

Fluctuations in rates of inflation also influence interest rates which in turn impact the market value of our investment portfolio and yields on new investments. Changes in interest rates can also affect the level of trading activity in our Financial Services segment.

Also, the rate of inflation affects certain of our expenses, such as employee compensation and benefits.

Recent Accounting Pronouncements

In November 2005, FASB issued Staff Position No. FSP 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1 and 124-1”). FSP 115-1 and 124-1 supersedes Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments and amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations and Accounting Principles Board No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP 115-1 and 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. FSP 115-1 and 124-1 also includes provision for accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 is effective for periods beginning after December 15, 2005, with earlier adoption permitted. API adopted FSP 115-1 and 124-1 during the fiscal quarter ended December 31, 2005. The adoption of FSP 115-1 and 124-1 did not have a material effect on our financial position, results of operations or cash flows.

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), an amendment of SFAS No. 133 and 140. SFAS No. 155 becomes effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or cash flows.

In June 2006, FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN No. 48”). This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 is effective in the first quarter of fiscal 2007. The adoption of FIN No. 48 has not had a material effect on the Company’s results of operations, financial position or cash flows since its adoption in January 1, 2007.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early application is encouraged, provided that the reporting entity has not yet issued financial statements for an interim period within that fiscal year. Management estimates that the initial application of SFAS No. 157 will not be material.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (“SAB No. 108”) which provides interpretive guidance regarding the consideration given to prior year misstatements when determining materiality in current year financial statements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a significant impact on our consolidated financial statements.

In September 2006 FASB issued SFAS No. 158, Accounting for Defined Benefit and Other Postretirement Plans, (“SFAS No. 158”) effective as of the end of the fiscal year ending after December 15, 2006. SFAS No. 158 improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value, which are otherwise measured on a different basis in existing literature. Additional disclosures are required. It is effective for API, if elected, as of January 1, 2008. Early adoption is permitted with several constraints. Management is currently evaluating the impact of this Statement.

Quantitative and Qualitative Disclosures About Market Risk of the Company

We have exposure to changes in interest rates and the market values of our investments but have no material exposure to fluctuations in foreign currency.

Credit Risk, Interest Rate Risk and Equity Price Risk of the Company

Our exposure to market risk for changes in interest rates relates to both our investment portfolio and our revenues generated through commissions at our Financial Services segment. Based on the $22,400,000 fixed income portfolio as of March 31, 2007, a 1% change in interest rates would change the annual interest income by $224,000. All of our marketable fixed-income securities are designated as available-for-sale and, accordingly, are presented at fair value on our balance sheets. Fixed rate securities may have their fair market value adversely affected due to a rise in interest rates, and we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates.

Changes in interest rates could also have an impact at our broker-dealer subsidiary, APS Financial. The general level of interest rates may trend higher or lower in 2007, and this move may impact our level of business in different fixed-income sectors. If a generally improving economy is the impetus behind higher rates, then while our investment grade business may drop off, our high-yield business might improve with improving credit conditions. A volatile interest rate environment in 2007 could also impact our business as this type of market condition can lead to investor uncertainty and their corresponding willingness to commit funds.

As we currently have no debt and do not anticipate the need to take on any debt in 2007, interest rate changes will have no impact on our financial position as it pertains to interest expense.

Our recorded basis in debt and equity securities was approximately $21,400,000 and $21,000,000 as of March 31, 2007 and December 31, 2006, respectively. We regularly review the carrying value of our investments and identify and record losses when events and circumstances indicate that such declines in the fair value of such assets below our accounting basis are other than temporary. During 2004, the value of one of our investments, FIC, had declined significantly. In October 2004, we determined that this decline in market price should be considered “other than temporary” as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, as amended. Consequently, we recorded pre-tax charges to earnings totaling $2,567,000 in 2004. These charges reduced our cost basis in FIC from $5,647,000, or $14.67 per share, to $3,080,000, or $8.00 per share, which was equal to the quoted market price of FIC shares on December 31, 2004. During 2005, 2006 and the first quarter of 2007, we took additional pre-tax charges to earnings totaling $135,000, $19,000 and $423,000, respectively, further reducing our cost basis in FIC to $2,503,000, or $6.50 per share. While we continue to have the ability and the intent to hold the stock indefinitely, we concluded that the additional uncertainty created by FIC’s late filings, together with the lack of its current financial information, dictated that the 2004 through 2006 declines should be viewed as other than temporary. In October 2006, FIC was able to file its 2004 Form 10-K and in January 2007 they filed their 2005 Form 10-K. FIC has not yet filed its 2006 Forms 10-Q and 10-K and thus continues to be de-listed on the Nasdaq Stock Market.

The effect on our financial statements as a result of these write-downs was as follows:

	Three Months Ended March 31, 2007	Year Ended December 31,
		2006	2005	2004
Reduction in Pre-tax Earnings	$423,000	$19,000	$135,000	$2,567,000
Reduction in Other Comprehensive Income	$279,000	$13,000	$89,000	$1,694,000
Reduction in Deferred Tax Assets	$144,000	$6,000	$46,000	$873,000

We will continue to monitor and evaluate the situation at FIC and further determine if changes in fair market value of the investment are temporary or “other than temporary.”

We have other corporate equity and fixed-income investments but our exposure to loss in them is much lower than the risk associated with our FIC investment.

Credit Risk, Interest Rate Risk and Equity Price Risk of API

API is principally exposed to three types of market risk related to our investment operations, including credit risk, interest rate risk, and equity price risk.

The term market risk refers to the risk of a loss arising from adverse changes in market rates and prices such as interest rates, credit risk, equity prices and foreign currency exchange rates.

API invests its assets primarily in fixed-maturity securities, which as of March 31, 2007 and December 31, 2006 comprised 94.7% and 92.7%, respectively, of total investments at market value. As of March 31, 2007 and

December 31, 2006, the fair value of investments in fixed maturity securities was $145,354,000 and $129,529,000, respectively.

The fixed-income maturities consist predominately of investment grade U.S. government agency and non-agency collateralized mortgage obligations and U.S. government agency mortgage-backed bonds for the purpose of generating ample cash flow to meet claim funding requirements while maintaining a reasonable investment yield.

Equity securities comprised 4.5% and 4.7% of total investments at market value as of March 31, 2007 and December 31, 2006, respectively. As of March 31, 2007 and December 31, 2006, the fair value of investments in equity securities was $6,852,000 and $6,708,000, respectively.

The remainder of the investment portfolio consists of cash and highly liquid short-term investments.

API has exposure to credit risk primarily as a holder of fixed-income securities. API controls this exposure by emphasizing investment grade quality in the fixed-income securities it purchases. At March 31, 2007 and at December 31, 2006, 100% of our fixed-income portfolio consisted of investment grade securities. API believes that this concentration of investment grade securities limits our exposure to credit risk on its fixed-income investments.

The value of the fixed-income maturities are also subject to interest rate risk. As market interest rates decrease, the value portfolio increases with the opposite holding true in rising interest rate environments. API believes it is in a position to keep its fixed-income investments until maturity since API does not invest in fixed maturity securities for trading purposes.

Equity securities are subject to equity price risk, which is defined as the potential for loss in market value due to a decline in equity prices.

The value of common stock equity investments is dependent upon the general conditions in the securities markets and the business and financial performance of the individual companies in the portfolio. Values are typically based on future economic prospects as perceived by investors in the equity markets.

As mentioned above, API’s invested assets are subject to interest rate risk and equity risk. The following table presents the effect on current estimated fair values of the fixed-maturity securities available-for-sale and equity securities assuming a 100-basis point (1%) increase in market interest rates and a 10% decline in equity prices.

	Carrying Value	Estimated Fair Value at Current Market Rates/Prices	Estimated Fair Value at Adjusted Market Rates/Prices (1)
	(in thousands)
March 31, 2007
Interest rate risk:
Fixed-maturities, available-for-sale	$145,354	$145,354	$135,257
Equity price risk
Equity securities	6,852	6,852	6,166

December 31, 2006
Interest rate risk:
Fixed-maturities, available-for-sale	129,529	$129,529	$120,906
Equity price risk:
Equity securities	6,708	6,708	6,037

(1)	Adjusted rates assume a 100 basis point (1%) increase in market rates for fixed rate securities and a 10% decline in equity market values.

For all our financial assets and liabilities, API seeks to maintain reasonable average durations, consistent with the maximization of income, without sacrificing investment quality and providing for liquidity and diversification.

The estimated fair values at current market rates for financial instruments subject to interest rate risk and equity risk in the table above are the same as those included elsewhere herein. The estimated fair values are calculated using simulation modeling based on the most likely outcome, assuming a 100-basis point shift in interest rates.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate and price changes on the financial instruments may differ significantly from those shown in the sensitivity analysis. The sensitivity analysis is further limited, as it does not consider any actions that we could take in response to actual and/or anticipated changes in interest rates and equity prices.

Credit Risk of Reinsurers.    We are subject to credit risk with respect to our reinsurers. Although our reinsurers are liable to us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance agreements do not limit our ultimate obligations to pay claims to policyholders and we may not recover claims made to our reinsurers.

BUSINESS

Overview of Our Business

We are a leading provider of medical professional liability insurance in Texas, where our insurance subsidiary, American Physicians Insurance Company (“API”), has written business for over 30 years. Historically, we operated as the attorney-in-fact manager for API and, without the benefit of significant financial capital or a financial strength rating, grew API into a leading medical professional liability insurer in Texas. In April 2007, we acquired API, thus combining our insurance management expertise with an insurance underwriting entity to allow for expansion into new markets and continued growth in existing markets. API, together with our managing general agency subsidiary that manages API, comprise our “Insurance Services” business.

We believe API’s long-term presence in the Texas medical professional liability insurance market provides us with strong relationships with the physicians practicing in Texas. The majority of our insurance business is distributed through independent agents, and we currently insure approximately 4,775 physicians, dentists and other healthcare providers. We carefully review every new policy we issue and each policy considered for renewal. We meet regularly with an advisory board composed primarily of practicing physicians who advise us on underwriting and marketing practices as well as review our claims and claims management strategies.

Over 99% of API’s premiums are written through purchasing groups, which in Texas currently subjects us to less stringent state regulation of premium rates and policy forms. A purchasing group is a non-profit corporation that has as one of its purposes the purchase of liability insurance on a group basis and obtains coverage only for its group members who are physicians in similar or related specialties with respect to medical professional liability. Federal laws authorize the use of purchasing groups for liability insurance. Texas law provides that “an insurer shall be exempt from any law of the state that prohibits providing or offering liability insurance to a purchasing group or its member’s advantages based on their loss and expense experience not afforded to other persons with respect to rates, policy forms, coverages or other matters.” The Texas Department of Insurance has never required API to file rates or forms for business written through purchasing groups.

We also offer brokerage and investment services to individuals and institutions including general securities sales and trade execution, investment banking and asset management services. In this segment of our business, we focus on portions of the fixed income market that we believe are underserved by larger financial services firms. This “Financial Services” segment of our business is conducted through APS Investment Services, Inc. and its subsidiaries.

Acquisition of American Physicians Insurance Exchange

On April 1, 2007, we completed the acquisition of our long-time client, American Physicians Insurance Exchange, by issuing approximately 2 million shares of common stock and approximately 10,198 shares of $1,000 per share redemption value Series A redeemable preferred stock. Pursuant to the acquisition, American Physicians Insurance Exchange changed its name to American Physicians Insurance Company and became our wholly owned subsidiary. We considered many different factors and issues when examining a potential acquisition of API including the favorable effects tort reform had on the Texas market, our long-term experience managing API’s operations, our credibility in the marketplace, the common goals we shared with API’s board of directors, the ability to increase API’s capital to support future growth after the acquisition and the increased financial strength of the combined entity.

From 1975 until our acquisition of API, we managed all operations of API as its attorney-in-fact and API operated as a reciprocal insurance exchange with limited ability to raise capital to expand its operations. In the late 1990s through most of 2003, the Texas medical professional liability insurance market suffered from high losses driven in part by large awards to claimants and a high frequency of claims. In response, Texas adopted tort reform legislation in September 2003, which limited the non-economic damages that can be awarded in many medical professional liability claims and improved the underwriting environment for medical professional liability insurers in the state. Largely as a result of the benefits of tort reform and API’s commitment to underwriting, API’s net income grew from approximately $5.8 million in 2004 to approximately $15.8 million in 2006.

On a pro forma basis, if our acquisition of API had occurred on January 1, 2006, we would have recorded total revenue, net income and diluted earnings per share of $95.1 million and $18.3 million, and $3.72, respectively in 2006 and $23.2 million and $2.3 million, and $0.46, respectively for the three months ended March 31, 2007. Total revenue and pre-tax earnings from our insurance business would have accounted for approximately 82% and 93% of our total revenues and pre-tax earnings before corporate overhead, respectively, in 2006 and approximately 79% and 88% of our total revenues and pre-tax earnings before corporate overhead, respectively, for the first quarter of 2007. Historically, revenues from our Insurance Services segment contributed 48%, 46% and 48% of our total revenues in 2006, 2005 and 2004, respectively, and 41% of our total revenues in the first quarter of 2007, while the Financial Services segment contributed the remainder.

The shares of our common stock issued in the acquisition were issued to physician subscribers with medical professional liability insurance contracts underwritten by API and other insureds who were either premium paying policyholders or former physician subscribers who had earned or paid for an extended reporting endorsement (tail coverage).

From inception of API through March 1992, as periodically determined and approved by API’s board of directors, subscribers desiring to purchase insurance through API were required from time to time to make refundable deposits. API was initially capitalized through deposits made by subscribers and historically used such deposits to offset significant underwriting losses. Subscribers who made refundable deposits received certificates setting forth the terms of the return of the refundable deposits. The shares of our Series A redeemable preferred stock issued in the API acquisition were issued to the holders of these refundable deposit certificates, who received one share of our Series A redeemable preferred stock for every $1,000 of unreturned surplus contributions evidenced by the outstanding balance on API’s books as of the closing date of the acquisition. Accordingly, API has no further obligation under the refundable deposit certificates.

Pursuant to the terms of the Series A redeemable preferred stock, we must redeem at least $1 million of the Series A redeemable preferred stock issued in the acquisition each calendar year beginning in 2007, until December 31, 2016, at which time all of the preferred stock must have been redeemed. We also must pay an annual cumulative dividend to holders of our Series A redeemable preferred stock equal to 3% of the outstanding redemption value. The Texas Department of Insurance has also required us to place $2.5 million into an escrow account with a bank, to remain in escrow until the aggregate remaining redemption and dividend obligation with respect to our Series A redeemable preferred stock is less than the amount of such escrow balance. We have agreed that no early withdrawals will be made from this escrow account without prior approval from the Texas Department of Insurance.

Our Strengths

We believe that we are well positioned to capitalize on opportunities in our market as a result of the following competitive strengths:

•

Long-standing Relationships with Physician Community.    API was founded in 1975 by physicians to provide a stable source of medical professional liability insurance in the Texas market and, prior to our acquisition of API, it was governed by a board of directors primarily composed of practicing physicians. We believe that we have been able to retain this physician-driven insurance philosophy through the use of our advisory board, which is composed of former directors of API. Our advisory board meets regularly with API to consult on marketing, underwriting and claims strategy. We believe this active physician involvement is important to the physician community and gives us an advantage when marketing and servicing our policies and handling claims. Also, we believe our long-term presence in this market has established our reputation as a long-term reliable source of medical professional liability insurance, which aids our efforts in attracting and retaining policyholders.

•

Innovation in Policy Design and Customization.    We believe that our exclusive focus on medical professional liability insurance and our management team’s expertise in this industry allow us to be innovative when customizing policy and coverage terms to meet the unique needs of our policyholders. We write substantially all of our policies on a claims-made basis, which generally shortens the time during which a policyholder may submit a claim under a policy and typically limits an insurer’s exposure to unknown future liabilities, relative to occurrence policies. Through the extensive use of our management reporting technology and our 30 plus years of experience in identifying and meeting the needs our policyholders, we are able to design new product offerings and modify our existing policy provisions to react to emerging trends and opportunities. We believe our policy innovation distinguishes us from our competition and allows us to write profitable business through many market cycles.

•

Unique Approach to Claims Management.    We aggressively defend against non-meritorious claims and strive to quickly resolve valid claims. Our claims department is staffed by personnel who average over 14 years of experience in medical professional liability insurance claims. We meet monthly with members of our physician advisory board to assess current medical standards of care and various strategies of claim defense and resolution. We believe our approach to claims management helps us reduce the cost of claims made against our policyholders.

•

Comprehensive Customer Relationship Management.    We maintain regular contact directly with our larger insurance customers and track the interaction we have with all of our policyholders to ensure that we maintain what we believe to be an appropriate level of customer interaction. We visit the majority of our physician group clients on an annual basis in order to develop and maintain our relationship with their key insurance decision makers. We also seek regular feedback from our insurance customers to help strengthen our customer relationships and improve the quality of our insurance operations. We believe this level of customer relationship management helps increase our retention rates in various market cycles and has helped us achieve recent retention rates of approximately 90%.

•

Value Added Loss Prevention Services.    We provide our policyholders with a variety of risk management programs and resources designed to reduce the risk of professional liability claims being made against our insureds and to increase the defensibility in the event an insured is named in a medical professional liability claim. We believe our value added services help strengthen our customer relationships and further distinguish us from our competitors.

•

Experienced Management Team.    Our senior management team averages over 22 years of experience in the financial services industry and 17 years with us (exclusive of our president and chief operating officer who joined us in April 2007 and who had been our external legal counsel for 14 years). The president, chief financial officer and vice president of claims of our insurance operations and our chairman and chief executive officer collectively have over 50 years of experience managing API’s operations as its attorney-in-fact prior to our acquisition of API. The president of our Financial Services operations has 22 years of experience in the investment and investment advisory industry. In addition, upon the closing of our acquisition of API, two physicians members of the API board of directors were added to our board of directors. These physicians served on the board of directors of API prior to the acquisition for 31 and 29 years, respectively. We believe this experienced management team provides us with a competitive advantage and experience managing our operations through different market cycles.

•

Diverse Set of Financial Services Products and Services.    Through our Financial Services operations, we provide a broad range of products and services including trade execution, fixed-income research, investment banking services, fixed-income asset management as well as trading and analysis of syndicated bank loans, trade claims and distressed private loan portfolios. We believe this broad product offering allows us to leverage trends in various segments of the Financial Services markets instead of relying on a single product or service for our operating results.

Our Strategy

Our strategy is to utilize superior medical professional liability insurance underwriting and claims management expertise in new and existing markets and includes the following key elements:

•

Prudently Grow our Existing Texas Insurance Business.    While we currently write approximately 13% of the medical professional liability premiums in Texas, we believe that there are opportunities to expand in this market, through both internal growth initiatives and selective acquisitions. We believe that the strength of our underwriting, loss prevention, claims management and policyholder services will allow us to profitably increase our market share in Texas. We intend to leverage our quality service and the experience and relationships of our employees to retain existing policyholders and acquire new ones in the Texas market.

•

Conservatively Expand into New Markets.    We intend to pursue profitable growth in new geographic markets, through both internal growth initiatives and selective acquisitions. We intend to focus on markets where we identify profitable underwriting opportunities and where we believe that we can hire or collaborate with qualified and experienced people to aid in our expansion efforts. Our expansion strategy will depend upon the competitive environment, the extent of tort reform in potential target markets, rate adequacy and our ability to collaborate with qualified local personnel experienced in the markets we choose to enter.

•

Focus on Underwriting Profitability.    We are focused on maintaining adequate premium rate levels to allow for underwriting profitability. We intend to maintain our selective underwriting practices that involve careful review of every application we receive and a thorough review of every physician being considered for renewal. In addition, we will consider retaining a larger portion of the risks we cede to third party reinsurers as we identify profitable opportunities to do so.

•

Obtain a Favorable Rating.    Without the benefit of a financial strength rating, we established API as a leading medical professional liability insurer in Texas. We believe that a favorable financial strength rating will aid our future expansion efforts in new markets and support our growth in existing markets since many potential insurance customers require minimum financial strength ratings of their insurers. We will utilize a portion of the net proceeds from this offering to strengthen the capital of API in order to pursue a favorable financial strength rating from A.M. Best or another qualified rating agency.

•

Maintain Profitability of Our Financial Services Operations.    We intend to continue to generate favorable returns on invested capital in our Financial Services segment and build upon its track record of success. We believe that we can continue to increase the value of our investment banking and distressed debt trading operations through continued marketing and sales efforts.

Recent Additions to our Management

In April 2007, Timothy L. LaFrey joined us in the position of president and chief operating officer of the Company, and as a director. He is also a director and chief executive officer of API. He joined us to increase the depth of our management team as the Company capitalizes on its growth potential in light of the acquisition of API.

Upon the closing of our acquisition of API, Norris K. Knight, Jr. M.D. and William J. Peche, M.D. were added to our board of directors. Both had served on the board of directors of API prior to the acquisition.

Corporate Structure

We were organized in October 1974 under the laws of the State of Texas. API was formed by a group of physicians in 1975 in order to provide a stable long-term source of medical professional liability insurance in the

Texas market. We managed API’s day-to-day operations pursuant to a management agreement from its formation in 1975 until our acquisition of API on April 1, 2007, at which time we became a fully integrated medical professional liability insurance provider, with API as our wholly owned subsidiary.

We began our Financial Services operations in 1983 primarily in order to offer investment and investment advisory services to physicians insured by API. Subsequently our Financial Services operations were expanded to include a broader set of investment and investment advisory services offered to high net worth and institutional clients.

A summary organizational chart showing our corporate structure is shown below:

Insurance Services

APS Insurance Services is a wholly owned subsidiary through which our insurance operations are managed. APS Insurance Services, Inc. owns all of the capital stock of API and American Physicians Insurance Agency, Inc. (“APIA”).

API was founded in 1975 and has been writing medical professional liability insurance in Texas since that time. API is authorized to do business in the States of Texas and Arkansas, has applied for licensure in Oklahoma and specializes in writing medical professional liability insurance for physician groups, individual physicians and other healthcare providers. API currently insures approximately 4,775 physicians, dentists and other healthcare providers, the vast majority of which are in Texas. Over 99% of API’s premiums are written through purchasing groups, which in Texas currently subjects us to less stringent state regulation of premium rates and policy forms.

APIA, which we acquired and renamed in 1996, is our managing general agency that, pursuant to a management agreement with API, manages all the day-to-day operations of API, including selling and issuing policies, managing the investment portfolio, and investigating as well as settling and defending claims. In consideration for its services, APIA receives a management fee equal to 13.5% of API’s earned premiums (before payment of reinsurance premiums). We expect this fee to fully reimburse our costs for managing API including costs associated with salaries and personnel related costs, rent and office overhead costs and information technology costs. The management fee significantly relieves our reliance on dividends from API to pay our operating expenses and service our indebtedness.

Financial Services

Our Financial Services business is conducted through our wholly owned subsidiary APS Investment Services, Inc. and its subsidiaries.

APS Financial, formed in 1981, is a licensed broker-dealer and member of the National Association of Securities Dealers that provides brokerage and investment services primarily to institutions and high net worth individuals. The company is engaged in general securities sales and trade execution, publishing research and providing investment-banking services primarily in niche sectors of the fixed-income markets. APS Financial has been in business for 25 years and is licensed in 44 states and the District of Columbia. APS Financial is wholly owned by APS Investment Services, Inc.

APS Capital was established in 2005 to provide trading and analysis of syndicated bank loans, trade claims and distressed private loan portfolios. APS Capital is wholly owned by APS Investment Services, Inc.

Asset Management, a registered investment adviser under the Investment Advisers Act of 1940, was formed in 1998 to manage fixed-income and equity assets for institutional and individual clients on a fee basis. William A. Searles and George Conwill, the chairman of the board and president, respectively, of APS Investment Services, Inc. each own one percent of Asset Management, and the remainder is owned by APS Investment Services, Inc.

Insurance Services Operations

Industry

The medical professional liability insurance industry tends to be cyclical in nature and the financial results of medical professional liability insurers are influenced by many factors including changes in severity and frequency of claims, changes in applicable laws and regulatory reform, changes in judicial attitudes towards liability claims, and changes in inflation, interest rates and general economic conditions. According to A.M. Best, total direct premiums written for the medical malpractice line of insurance in Texas were approximately $496 million in 2005 (the most recent year for which data is available).

The availability of medical professional liability insurance, or the industry’s underwriting capacity, is determined principally by the industry’s level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the medical professional liability insurance industry has fluctuated between “soft” insurance markets and “hard” insurance markets. In a soft insurance market, increased competitive conditions drive unfavorable premium rates and underwriting terms that can result in losses for insurance carriers. In a hard insurance market, competitive conditions provide for more favorable premium rates and underwriting terms that can result in increased profitability for insurance carriers. Beginning in the early 1990s, the medical professional liability insurance industry in Texas and Arkansas operated in a soft market. Similarly, the industry experienced soft markets at the national level. However, beginning in 2001 and continuing throughout 2003, the medical professional liability insurance market hardened, with a large number of carriers withdrawing from the Texas market. Prices for coverage rose substantially as insurers raised premium rates in reaction to increasing losses suffered in the industry.

Tort reform, enacted in Texas in 2003, generally benefited medical professional liability insurers in the state by limiting certain damages that could be awarded in a medical professional liability claim. These laws set limits on damages in medical professional liability and other lawsuits, and place a cap on non-economic damages such as damages for mental anguish, pain and suffering and loss of companionship in medical professional liability matters. There is a $250,000 cap for each physician on a per case basis and a $250,000 cap for each health care institution on a per case basis, which cannot exceed $500,000, collectively, resulting in an overall “stacked cap” of $750,000 for non-economic damages. However, there is no limit on a physician in cases involving product liability or class action cases.

As a result of this tort reform, new competitors entered the Texas market while existing insurers grew their capital due to generally favorable underwriting results for policies covering post-tort reform periods. We believe these factors resulted in softening market conditions in Texas beginning in 2005. We continue to experience increased price competition from both new entrants and existing competitors in the Texas market.

Competition

We believe our primary competitors are Medical Protective Insurance Services Inc., TMLT, ProAssurance Corporation, The Doctors Company, Advocate MD RPG, Inc., the Texas Medical Liability Insurance Underwriting Association and Medicus Insurance Company. We consider these companies competitors of API because they are the companies to which policyholders typically move when cancelling policies with API. API competes with these companies on a variety of factors including price, customer service, expertise in claims handling, policy coverage, risk management services and financial strength. Many of our competitors have greater financial strength and broader resources than us. In premiums written and asset size, Medical Protective Insurance Services Inc., TMLT, ProAssurance Corporation and The Doctors Company are significantly larger than API, and Advocate MD RPG, Inc. and Medicus Insurance Company are smaller than API. Texas Medical Liability Insurance Underwriting Association is larger than API in terms of asset size and smaller than API in terms of annualized earned premiums. We believe that our long-term presence in the Texas market, the physician involvement in our claims management process, our innovation in policy customization, and our strong focus on customer relationship management allow us to successfully attract and retain insurance customers.

We believe an emerging competitive threat to the medical professional liability insurance industry is alternative risk transfer structures such as risk retention groups, captive insurers and other self-insurance vehicles. We believe larger physician groups and other healthcare providers will increasingly consider alternative risk transfer products as they grow in both size and the insurance premiums they pay. We believe that we have been successful at retaining many of our large physician groups due to our relationship-focused model and our willingness to tailor coverage terms that meet our clients’ needs and our underwriting objectives.

Products and Services

We offer medical professional liability insurance coverage, which is designed to protect our policyholders from losses and legal costs associated with medical professional liability claims. Generally, medical professional liability insurance is offered on either a “claims made” basis or an “occurrence” basis. “Claims made” policies insure physicians only against claims that are reported during the period covered by the policy. “Occurrence” policies insure physicians against claims based on occurrences during the policy period regardless of when they are reported. We primarily offer “claims made” policies in Texas and Arkansas. We also provide for an extended reporting option, or tail policy, which is written on an occurrence basis to policyholders who meet certain requirements upon the non-renewal or cancellation of their policy, or upon their death, disability or retirement from practice.

We provide insurance to approximately 4,775 physicians, dentists and other healthcare providers, the vast majority of whom are in Texas. Our policies are written for one-year terms, with limits up to $1 million per medical incident and $3 million in aggregate per physician per year.

Marketing and Distribution

We market our insurance products through an established network of independent insurance agents in Texas who have specialized knowledge in our markets and with whom we have long-standing relationships. We have a long-standing relationship with one agency through which API wrote approximately 45% of its 2006 written premium. This agency also serves as API’s primary reinsurance broker. In addition to utilizing independent agents, API generated approximately 25% of its 2006 written premiums from policies sold directly to policyholders. Over 99% of our written premiums are generated in Texas with the remainder in Arkansas. API’s business is composed of both sole practitioners and physicians in group practices, which we defined as three or more physicians in practice together. No single customer represented more than 4% of premiums and maintenance fees written in 2006.

Over 99% of both API’s sole practitioner and physician group premiums are written through purchasing groups, which can be any group of individuals with similar or related liability risks who form an organization, one of whose purposes is to purchase liability insurance coverage on a group basis. In some states, such as Texas, state insurance departments have less stringent regulation of premium rates and policy forms for insurance written through purchasing groups. However, the policies must contain the same legislatively mandated provisions included in the policies that the insurer must submit for approval on a regulated basis. Arkansas is not an exempt state and insurers selling to purchasing groups are subject to regulation on policy forms and insurance rates.

We employ comprehensive customer relationship practices in our marketing process where we maintain regular contact directly with our larger insurance customers and track the interaction we have with all of our policyholders. We believe this helps ensure that we maintain a strong, direct level of customer relationship with policyholders that come through our direct distribution as well as those from our independent agent distribution. We visit the majority of our physician group clients on an annual basis in order to provide face-to-face interaction with their key insurance decision makers. We also seek regular feedback from our insurance customers to help strengthen our customer relationships and improve the quality of our insurance operations.

Underwriting

Our underwriting process begins with our efforts to understand the specific risks and needs of an applicant. We conduct a comprehensive review on every new application and new group submission, in addition to an on-site visit to each new group considering applying with us for insurance coverage. Our underwriting process for new accounts incorporates our underwriting team, which includes our Medical Director. During this process, among other pertinent information, we review every application and submission to determine the applicant’s specific risks, such as:

•	the nature of the physician’s practice;

•	claims history, including the frequency and severity of claims reported;

•	medical specialty;

•	training;

•	board certification;

•	practicing territory;

•	disciplinary actions; and

•	hospital privileges.

Based on our evaluation of this information and on-site visits for group applicants, we determine the policy terms and pricing utilizing a rating model that applies specific factors for these risks. We then customize and tailor coverage and policy terms to address the specific needs of an applicant and insurance risks.

We utilize a consistent evaluation process for the approval of renewal policies that involves multiple levels of review before a policy is approved and issued. Every individual physician renewed is reviewed by our underwriting staff and medical director. Any physician group of three or more physicians applying for renewal undergoes this same underwriting review and is further reviewed by the president of API. Renewal policies are subject to a rating model that considers similar factors as those used for underwriting new policies.

Throughout the underwriting process, we leverage our management reporting technology and our management team’s expertise to tailor policy and coverage terms. Our exclusive focus on medical professional liability insurance, supported by over 30 years of experience, allows us to design new product offerings and modify existing policy provisions, such as coverage limits, prior acts coverage, deductibles and experience renewal incentives, to service the unique needs of our policyholders while managing risks insured by the Company.

Claims Management

Our claims department manages claims arising from insurance policies we have underwritten. Our claims management team is comprised of ten claims managers and three support staff and our claims managers average 14 years of claims management experience. We meet monthly with the physician advisory board to assess the medical standard of care and various strategies of defense and resolution for claims made against our policyholders. We utilize external defense counsel with experience in medical professional liability cases to consult with us on claims and to defend lawsuits based on claims. Our claims staff oversees external defense counsel’s defense strategy and execution.

All potential claims go through a process by which coverage is verified prior to the vice president of claims accepting and approving the opening of a claim file. Once a claim is opened, our claims consultant will review the medical information, type of injury, amount of damages, venue, other defendant exposure and other available information to recommend an initial claim reserve amount. The initial reserve is an estimate until more information is developed and is commonly set based on our experience with similar cases. Our goal is to have the appropriate case reserve set on the file no later than 18 months from the date the claim is first reported to us. As additional information is received, claims reserves are adjusted and any adjustment in excess of $100,000 must be approved by the vice president of claims. On a monthly basis, claims reserved at $150,000 or greater are presented to physicians on the advisory board to assess the medical standard of care and the defensibility of the case. The vice president of claims has authority to settle claims up to $175,000, with approval of the president of API required for settlements above that amount.

Loss Prevention Services

We provide our policyholders with risk management and patient safety services designed to help reduce the risk of incidence and severity of claims and improve defensibility in the event our insured is named in a lawsuit. These services also enhance our underwriting process by allowing us to better understand the risk management and patient safety practices utilized by our physician policyholders. These products and services include:

•

On-site practice assessments—We require on-site assessments of all physicians in which there are concerns with practice and other loss performance issues. We also provide proactive on-site assessments at the request of any of our policyholders.

•

Peer-to-peer training—We provide training by medical specialists to address specific practice concerns, emerging risk issues, standards of care, patient/physician communication, and other medical practice oriented topics.

•

On-line certified medical education training—We provide online courses that allow our policyholders to meet Texas Medical Board annual certified medical education requirements. Our on-line educational services include various medical/legal courses aimed at reducing risk and enhancing patient safety.

In addition, we provide a quarterly risk management and patient safety newsletter and offer an around the clock hotline for policyholders to discuss practice issues or concerns. We believe policyholders view our risk management services as value added services that differentiate us from many of our competitors.

Physician Advisory Board

We utilize an advisory services board composed primarily of practicing physicians to advise API on underwriting, claims management and other operational matters. Members of this advisory board are members of API Advisory, LLC (“API Advisor”), an entity owned by the nine persons who were API directors immediately prior to our acquisition of API. See “Material Relationships and Related Party Transactions – Advisory Services Agreement,” beginning on page 119.

The advisory board enables us to retain physician involvement in our insurance business, continue API’s philosophy of “physicians working for physicians” and ensure the provision of consulting services to API by experienced advisors with long-term relationships with us. The advisory directors meet concurrently with the API board of directors to provide physician perspectives and advice on matters coming before it. We believe that this advisory board enables us to demonstrate our commitment to understanding the insurance needs of physicians and other healthcare providers, more effectively manage our claims by gaining physician perspectives on standard of care and other issues, and more effectively underwrite and price our policies.

API Advisor provides up to nine persons to serve on the advisory board, which meets concurrently with the API board of directors. The advisory board provides advice and counsel to the API board on matters coming before the API board, but the advisory board members do not have the right to vote on matters brought before the API board. Members of the advisory board may also serve on the API board of directors or on one or more committees established by the API board of directors.

As of April 1, 2007, the members of the advisory services board were:

•	Duane K. Boyd, Jr,

•	Freddie L. Contreras, M.D.

•	Thomas Eades, M.D.

•	Michael L. Green, Jr., M.D.

•	Gregory M. Jackson, M.D. (API’s medical director)

•	Norris C. Knight, Jr., M.D.

•	William J. Peche, M.D.

•	Lawrence S. Pierce, M.D.

•	Richard S. Shoberg, M.D.

We may elect one or more directors of the advisory board to the API board of directors. These elected directors are currently:

•	Norris C. Knight, Jr., M.D.

•	William J. Peche, M.D.

•	Lawrence S. Pierce, M.D.

•	Richard S. Shoberg, M.D.

Also, upon the closing of our acquisition of API, Norris K. Knight, Jr. M.D. and William J. Peche, M.D. were added to the Company’s board of directors.

Investments

API has an investment strategy that is reviewed and approved by its board of directors annually. The primary goal of our investment strategy is to ensure that we have sufficient assets to meet our obligations to our policyholders, and our secondary goal is to provide investment income to API. The investment plan provides guidance on diversification, duration of the portfolio, sector allocation, and specific restrictions such as the size of investment in any one issue and limitations on the purchases of securities rated lower than “A” by Moody’s, Standard and Poor’s or a comparable rating institution, unless approved by an officer of the company.

API employs an investment strategy that emphasizes asset quality to minimize the credit risk of its investment portfolio and also matches fixed-income maturities to anticipated claim payments and expenditures or other liabilities. The amounts and types of investments that may be made by API are regulated under the Texas Insurance Code.

API utilizes APS Financial as its fixed-income advisor and also utilizes two outside managers to manage its equity portfolio. API’s board of directors reviews its investment managers’ performance and compliance with its investment guidelines on a quarterly basis.

API invests its assets primarily in fixed-maturity securities, which as of March 31, 2007 and December 31, 2006 comprised 94.7% and 92.7%, respectively, of total investments at market value. As of March 31, 2007 and December 31, 2006, the fair value of investments in fixed maturity securities was $145,354,000 and $129,529,000, respectively.

The fixed-income maturities consist predominately of investment grade U.S. government agency and non-agency collateralized mortgage obligations and U.S. government agency mortgage-backed bonds for the purpose of generating ample cash flow to meet claim funding requirements while maintaining a reasonable investment yield.

Equity securities comprised 4.5% and 4.7% of total investments at market value as of March 31, 2007 and December 31, 2006, respectively. As of March 31, 2007 and December 31, 2006, the fair value of investments in equity securities was $6,852,000 and $6,708,000, respectively.

The remainder of the investment portfolio consists of cash and highly liquid short-term investments.

The amortized cost and estimated fair values of investments in debt and equity securities at March 31, 2007 are as follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities:
U.S. treasury notes	$786	$6	$1	791
U.S. sponsored government agency mortgage-backed bonds	31,177	57	627	30,607
U.S. sponsored government agency collateralized mortgage obligations	51,824	105	927	51,002
Collateralized mortgage obligations	47,340	24	1,598	45,766
Corporate	2,226	—	43	2,183
Government tax-exempt bonds	15,237	—	232	15,005

Total fixed maturities	148,590	192	3,428	145,354
Equity securities	6,215	804	167	6,852

Total fixed maturities and equity securities	$154,805	$996	$3,595	$152,206

API accounts for its equity and fixed-income securities as available-for-sale. The majority of unrealized losses on the bonds were caused by increases in market interest rates and not due to changes in the credit worthiness of the issuer. All bonds with an unrealized loss over 12 months or more are investment grade securities. The majority of unrealized losses related to stocks are due to market fluctuations resulting from cyclical and other economic pressures. API’s management believes that these unrealized losses are temporary and that the fair value will recover to a level equal to or greater than API’s cost basis.

API’s entire fixed-income portfolio consists of securities rated “A” or higher from any of Standard & Poor’s, Moody’s or Fitch. The following table reflects the composition of API’s fixed-income portfolios by securities ratings categories of the issuers, as of March 31, 2007 (dollars in thousands). In cases where the rating agencies had a different rating assigned to a security the classification in the table used the lower rating.

Rating Category	Fair Value	Percentage
AAA / Aaa	$120,854	83%
AA / Aa	$10,432	7%
A / A	$14,068	10%

Total	$145,354	100%

Reinsurance

To limit possible underwriting losses, API reinsures its coverage risk between $250,000 and $1,000,000 per medical incident, primarily through certain domestic and international reinsurance companies and, for the 2007 treaty, share in 20% of the profits and losses generated in this reinsurance layer. API enters into reinsurance agreements whereby other insurance entities agree to assume a portion of the risk associated with the policies issued by API. In return, API agrees to pay a premium to the reinsurers. API utilizes reinsurance to provide for greater diversification of business, which allows management to control exposure to potential losses arising from large risks, and allows us to have additional capacity for growth. API remains responsible for the ultimate risk on its policies and would be responsible for losses and loss adjustment expenses should a reinsurer fail to pay its obligations. Reinsurance agreements are also subject to risk transfer analysis in order to be recognized as traditional reinsurance for GAAP or statutory accounting purposes. Risk transfer standards require that (a) the reinsurer assumes significant insurance risk (underwriting and timing risk) under the reinsured portions of the underlying insurance agreements; and (b) it is reasonably possible that the reinsurer may realize a significant loss from the transaction. Whether a reinsurance agreement involves risk transfer is determined by API, with assistance from its outside consulting actuaries, utilizing a comprehensive set of standards. API believes that all of its reinsurance agreements contain the appropriate risk transfer requirements.

API’s primary reinsurance treaty provides coverage for losses in excess of API’s retention of $250,000 on individual claims and beginning in 2002, $350,000 on multiple insured claims related to a single occurrence. The 2006 reinsurance contract provides for these same terms with API retaining 10% of the risk above our $250,000 and $350,000 retention levels. The 2007 reinsurance contract provides for the same terms with API retaining 20% of the risk above these levels. The reinsurance contracts for 2002 through 2007 contain variable premium ceding rates based on loss experience so that a portion of policyholder premium ceded to the reinsurers is variable on a retrospective basis. The variable premium contract is subject to a minimum and a maximum premium range to be paid to the reinsurers, depending on the extent of losses actually paid by the reinsurers. A provisional premium is paid during the initial policy year. The actual percentage rate ultimately ceded under these contracts will depend upon the development of ultimate losses ceded to the reinsurers under their treaties.

To the extent that estimates for unpaid losses and loss adjustment expenses change, the amount of variable reinsurance premiums may also change. The ceded premium estimates are based upon management’s estimates of ultimate losses and loss adjustment expenses and the portion of those losses and loss adjustment expenses that are allocable to reinsurers under the terms of the related reinsurance agreements. Given the uncertainty of the ultimate amounts of losses and loss adjustment expenses, these estimates may vary significantly from the ultimate outcome. In addition to the in-depth review of reserves for unpaid losses and loss adjustment expenses, on a semi-annual basis, we also have our outside consulting actuary review development in the reinsurance layer in excess of $250,000 retention for each open variable premium treaty year. We review these estimates and any adjustments necessary are reflected in the period in which the change in estimate is determined. Adjustment to the premiums ceded could have a material effect on our results of operations for the period in which the change is made.

In addition to an adjustment to premiums ceded, estimates of ultimate reinsurance ceded premium amounts compared to the amounts paid on a provisional basis give rise to a balance sheet asset, “Other amounts receivable under reinsurance contracts” or a balance sheet liability, “Funds held under reinsurance treaties”. Furthermore, each retrospective treaty requires a 24- or 36-month holding period before any premium adjustments or cash can be returned or paid.

For additional discussion regarding reinsurance please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Critical Accounting Policies and Estimates for API.”

Insurance Ratings

Many large medical professional liability insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the company from which they purchase insurance. API currently has not been assigned an A.M. Best rating and has operated in the Texas market for over 30 years without a rating.

We intend to use a portion of the net proceeds received by us in this offering to strengthen API’s capital and may pursue a favorable financial strength rating by A.M. Best or another qualified ratings agency. This involves submitting our financial information and relevant documents to the rating agency and meeting with the rating agency to discuss the Company operations and business strategy. The rating agency then performs an evaluation of API’s balance sheet strength, operating performance and business profile. The rating process is comprehensive and could take several months to complete.

Financial Services Operations

Through our Financial Services subsidiaries, we provide brokerage and investment services primarily to institutions and high net worth individuals, trading and analysis of syndicated bank loans and trade claims as well as management of fixed-income and equity assets for institutional and individual clients. We generally focus on niche markets within the financial industry where we can bring value to our customers by providing ideas, analysis, and liquidity to under-followed or specialized investment situations. In our trading operations, we primarily act in a riskless principal or agent capacity, and carefully manage the limited amount of proprietary positions we assume.

Our historical revenues from this segment were 59%, 52%, 54% and 52% of our total revenues for the three months ended March 31, 2007 and for the years ended December 31, 2006, 2005 and 2004, respectively. On a pro forma basis, as if the acquisition of API had occurred on January 1, 2006, total revenue and pre-tax earnings from our Financial Services segment would have contributed approximately 17% and 3% of our total revenues and pre-tax earnings before accounting for corporate overhead, respectively, for the year ended December 31, 2006, and approximately 21% and 11% of our total revenues and pre-tax earnings before accounting for corporate overhead, respectively, for the three months ended March 31, 2007.

Through our broker-dealer subsidiary, APS Financial, we focus on providing fixed-income sales and trading services targeted to institutional customers such as hedge funds, mutual funds, insurance companies, other money managers and high net worth individuals. We have established a focus on high yield corporate bonds where our four research analysts provide proprietary research and our 18 sales and trading personnel provide trading services to these and other clients. We typically focus on complex situations that are not well covered by other securities firms. We also provide trading services for other types of debt instruments requiring specialized knowledge and analytics, including mortgage and asset backed debt, municipal debt, investment grade corporate bonds, and structured debt. We clear trades through Southwest Securities, Inc. on a fully disclosed basis and we pay a fee based on the number and type of transactions executed. Our investment-banking group within our broker-dealer provides corporate finance and advisory services to our clients including arrangement of debt and equity financings, execution of sales, divestitures and acquisitions and other advisory services. APS Financial is a member of the National Association of Securities Dealers, Inc. (“NASD”), and the Securities Investor Protection Corporation (“SIPC”), and, in addition, is licensed in 44 states and the District of Columbia.

Asset Management, our investment advisory subsidiary, provides management services of fixed-income and equity assets for institutional and individual clients on a fee basis. We can provide complete investment accounting, portfolio analytics, and performance measurement as well as trade execution for managed accounts. Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.

APS Capital is our subsidiary dedicated to the trading and analysis of bank loans, trade claims and distressed private loan portfolios. Through APS Capital, we provide transaction services for trade claims and bank debt of institutions that are in distressed situations or have entered into bankruptcy. This affiliate does not trade in securities, and is not registered with the NASD or other regulatory body. We typically locate and match buyers and sellers of these instruments, rather than acquiring or selling the instruments directly for our own account. Our team of analysts, traders and legal personnel are experienced in all aspects of the distressed debt markets and the bankruptcy process.

We compete with other securities broker-dealers, financial advisory firms, investment banks and registered investment advisors, as well as commercial banks and thrift institutions. Competition in our Financial Services segment is principally based on the experience and relationships of our professionals, our ability to efficiently and effectively execute transactions, the price of our products and services, the quality and relevance of our research, our business reputation, and the strength of our customer relationships. Many of the institutions we compete with are very well known firms in our markets with much greater financial and personal resources than us.

In our investment banking activities, we compete with large, well-known investment banks as well as regional service providers who offer placement and advisory services to small- and middle-market companies. We compete for these investment banking assignments on the basis of our relationships with the issuers, potential investors, industry experience and transactional fees.

There is also significant competition in the financial services industry for qualified employees. We compete with other securities firms for investment bankers, sales representatives, securities traders, analysts and other professionals. Our ability to compete effectively depends on our ability to attract, retain and motivate qualified employees.

Legal Proceedings

We are involved in various claims and legal actions that arise in the ordinary course of our business. We believe the liabilities arising from these particular actions will not have a material adverse effect on our financial condition or results of operations.

We currently are party to litigation regarding disputes related to two bankruptcy trade claims. We believe that one of these matters is not material and due to the recent initiation of the second matter, at this point we are not able to accurately quantify potential liability or damages, if any, related to this matter, which involves an assertion that APS Capital failed to acquire trade claims held by a prospective trading partner. We believe that APS Capital is not liable to this prospective trading partner and we expect to vigorously defend our position.

Facilities

We lease approximately 32,954 square feet of office space in an office project at 1301 S. Capital of Texas Hwy., Suite C-300, Austin, Texas as our principal executive offices.

We also lease approximately 1,200 square feet of office space for our Insurance Services subsidiary at 5401 North Central Expressway, Suite 316, LB #B4, Dallas, Texas.

Employees

As of April 30, 2007, we employed, on a full time basis, approximately 105 persons.

Market for Common Equity and Related Stockholder Matters

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “AMPH.” The following table sets forth the range of the quarterly high and low bid prices for fiscal years 2005 and 2006, and the first quarter of 2007.

	Price Range of Common Stock
	High	Low	Dividends Paid
2005
First quarter	$13.24	$10.01	$—
Second quarter	13.80	9.25	—
Third quarter	13.30	11.50	0.25
Fourth quarter	13.25	11.37	—

2006
First quarter	$13.86	$12.15	$—
Second quarter	16.25	13.51	0.30
Third quarter	18.73	12.82	—
Fourth quarter	17.50	14.37	—

2007
First quarter	$18.55	$14.39	$—

As of April 30, 2007, there were approximately 4,660 holders of record of our common stock. On such date, the last reported sale price of our common stock was $17.04.

REGULATION

Insurance Services

State Regulation

General. We are regulated by insurance regulatory agencies in the states in which we conduct business, currently Texas and Arkansas. State insurance laws and regulations generally are designed to protect the interests of policyholders, consumers or claimants rather than shareholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and agents, establishing standards for reserve adequacy, protecting the disclosure of private consumer information, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates, prescribing the types and amounts of investments, restricting payments of dividends and distributions and reviewing proposed acquisitions of control of domestic or licensed insurers.

Required Licensing. API is organized under the laws of Texas and is authorized (licensed) in Texas and Arkansas to transact certain lines of property and casualty insurance, and has applied for licensure in Oklahoma. Insurance licenses are issued by state insurance regulators and may be of perpetual duration, or may require periodic renewal. We must apply for and obtain appropriate new licenses before we can expand into a new state on an admitted basis or offer new lines of insurance that require separate or additional licensing.

As an admitted insurer, in many cases, API must file premium rate schedules and policy or coverage forms for review and approval by the insurance regulators. In many states, rates and policy forms must be approved prior to use, and insurance regulators have broad discretion in judging whether an insurer’s rates are adequate, not excessive and not unfairly discriminatory. In some states, there has been deregulation, which may reduce or eliminate form and rate approval requirements in certain circumstances. The fact that our current business model involves sales through certain purchasing groups may lessen the rate filing and rate approval obligations of API in certain states.

Insurance Holding Company Laws. We operate as an insurance holding company and are subject to regulation in the State of Texas, where API is domiciled. These laws require API to register with the Texas Department of Insurance and furnish information about the operations of the companies held by us that may materially affect API’s operations, management or financial condition. These laws also provide that all transactions between API and us or any of our subsidiaries must be fair and reasonable. Transactions between insurance company subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to and prior approval or absence of disapproval by the applicable state insurance regulator generally is required for any material transaction. Transactions between API and us or any of our subsidiaries are currently, and after the completion of this offering will continue to be, subject to these regulatory requirements of notice and prior approval.

Payment of Dividends. State insurance laws restrict the ability of API to pay dividends or to make other payments to us. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of earned surplus, and the amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs.

In connection with the acquisition of API, we entered into an agreement with the Texas Department of Insurance that prohibits API from paying to us dividends or other distributions in respect of API’s capital stock in any calendar year unless and until we have first complied with our redemption and dividend payment obligations to the holders of our Series A redeemable preferred stock for that year. Our agreement with the Texas Department of Insurance also provides that, until all of the Series A redeemable preferred stock has been redeemed, API also will not make aggregate annual distributions to us in respect of API’s capital stock in excess of the lesser of 10% of API’s prior year-end policyholder statutory earned surplus or API’s prior year net income, and in no event may such distributions exceed API’s statutory earned surplus.

Following the redemption of all of the Series A redeemable preferred stock, API’s ability to pay dividends and distributions to us on its capital stock will continue to be subject to rules and regulations generally applicable to Texas insurance companies. Under those regulations, API may not pay an “extraordinary” dividend, which is defined as any dividend or distribution, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of statutory surplus as of the prior year end or (ii) statutory net income for such prior year, until thirty days after the Insurance Commissioner of the State of Texas has received notice of such dividend and has either (i) not disapproved such dividend within such thirty day period or (ii) approved such dividends within such thirty day period. In addition, API must provide notice to the Insurance Commissioner of all “ordinary” dividends and other distributions to shareholders within two business days after declaration and at least ten days prior to the proposed payment.

The regulatory dividend and distribution limitations described above are based on the statutory financial results of API as determined in accordance with statutory accounting principles, which differ from GAAP in various ways. Key differences relate to, among other things, deferred policy acquisition costs, limitations on deferred income taxes, admitted versus non-admitted reserves and differences in reserves. Insurance regulators can block payments to us from API that would otherwise be permitted without prior approval if the regulators determine that the payments (such as payments under our underwriting management agreements or payments for employee or other services) would be adverse to the interests of policyholders or creditors.

Change in Control. Many state insurance laws contain provisions, intended primarily for the protection of policyholders, that require advance approval by the state insurance commissioner of any change in control of an insurance company that is domiciled, or, in some cases, has such substantial business that it is deemed to be commercially domiciled, in that state. Before granting approval of an application to acquire control of an insurer, the state insurance commissioner will typically consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the applicant’s plans for the future operations of the insurer and any anti-competitive results that may arise from the consummation of the change in control. Generally, state statutes provide that control of an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting shares of the insurer or of any company that controls the insurer, although this presumption of control may be rebutted. Any person who acquires 10% or more of our voting shares without the prior approval of the Texas Department of Insurance will be in violation of the laws of the State of Texas, and may be subject to remedies, penalties and sanctions, including the suspension and revocation of API’s certificate of authority to engage in business, and injunctive action requiring the disposition or seizure of the common stock or prohibiting the voting of the common stock and other actions determined by the Texas Department of Insurance.

In addition, Texas insurance laws require that the Texas Department of Insurance be notified prior to any change in control of a non-domestic insurance company admitted to transact business in that jurisdiction. While these pre-notification statutes do not authorize the Texas Department of Insurance to disapprove the change in control, they do authorize issuance of cease and desist orders with respect to the non-domestic insurer if it is determined that some conditions, such as undue market concentration, would result from the change in control.

These requirements may discourage acquisition proposals and may delay or prevent transactions affecting the control of our common stock, including transactions, and, in particular, unsolicited transactions, that some or all of our shareholders may consider desirable. For information about other anti-takeover provisions applicable to the governance of the Company, see “Capital Stock—Anti-Takeover Considerations.”

Privacy Regulations. In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require financial institutions to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. The NAIC has adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states, including Texas, have now adopted provisions similar to those promulgated by the NAIC regarding the safeguarding of customer information.

We do not believe that we are subject to the privacy requirements of the Gramm-Leach-Bliley Act because although API would be deemed a “financial institution” under the Gramm-Leach-Bliley Act, we do not underwrite insurance for individuals who are purchasing coverage primarily for personal, family, or household purposes, but rather engage in insurance transactions for commercial, business, or professional needs. However, since the Gramm-Leach-Bliley Act does not preempt any state laws affording greater benefits than the Gramm-Leach-Bliley Act, we are subject to the financial privacy laws of certain states where we transact business.

Statutory Accounting Principles. Statutory accounting principles (“SAP”) is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s ability to pay all its current and future obligations to policyholders and creditors. SAP focuses on valuing the assets and liabilities of insurers in accordance with standards specified by the insurer’s domiciliary jurisdiction.

GAAP is designed to measure a business on a going-concern basis. It gives more consideration to the matching of revenue and expenses than SAP does and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimates made by the insurer. Shareholder’s equity represents both amounts currently available and amounts expected to become available over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.

The NAIC has established uniform statutory accounting principles. Regulators in Texas have adopted these principles, with certain modifications. SAP and related regulations determine the basis for measuring the amount of statutory surplus and statutory net income of API available to pay dividends.

Guaranty Association Assessments. The states in which API is licensed to transact business require property and casualty insurers doing business within that state to participate in guaranty associations. These associations are organized to pay benefits owed to policyholders and claimants pursuant to insurance policies issued by insurers that have become impaired or insolvent. Typically, a state assesses each licensed insurer an amount related to the licensed insurer’s proportionate share of premiums written by all licensed insurers in the state in the particular line of business in which the impaired or insolvent insurer was engaged. Some states permit licensed insurers to recover a portion of these payments through full or partial premium tax credits or, in limited circumstances, by surcharging future policyholders. In some states where full and partial premium tax credits are allowed, there have been legislative efforts to limit or repeal the tax offset provisions.

Although the amount and timing of future assessments are not predictable, such assessments under current state insurance regulations in which API is licensed are fully deductible from future premium taxes. API currently has $274,000 in guaranty fund assessment credits that are available to offset future premium taxes.

Insurance Regulatory Information System. The NAIC Insurance Regulatory Information System (“IRIS”) was developed to help state regulators identify companies that may require special attention. IRIS identifies thirteen key financial ratios and specifies “usual ranges” for each ratio. Insurers typically submit financial information about themselves to the NAIC annually, which in turn analyzes the data using the prescribed ratios. These ratios assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states.

Departures from the usual ranges of ratios may lead to inquiries from the insurance departments. Generally, regulators will begin to investigate or monitor an insurance company if three or more of its ratios fall outside the expected ranges. API had 3 unusual values outside the normal range of values establish by the NAIC for the year 2006.

The following unusual IRIS ratios are based on API’s statutory results:

•

NAIC Ratio #7—gross change in policyholder surplus: API had a ratio value of 53%, as compared to a normal range of -10% to +50%. This ratio measures the gross increase in the company’s statutory surplus available to meet policyholder obligations. API had an excellent year during 2006 and substantially increased its statutory surplus from operating profits. API’s statutory policyholder surplus increased by $15,762,000 from $29,789,000 to $45,551,000. Of this amount, $15,554,000 came from statutory net income after taxes during 2006, and $548,000 came from statutory surplus adjustments for unrealized gains, deferred tax items and non-admitted surplus items.

•

NAIC Ratio #8—net change in adjusted policyholder surplus: API had a ratio value of 53% as compared to the normal range of -10% to +50%. This ratio measures the net changes in the company’s statutory surplus. That is, net policyholder surplus excluding change in surplus due to surplus notes, capital paid in and transfers in or out of surplus due to contributions. This ratio for API is the same for gross and net surplus changes. API did not have any change in surplus from capital contributions or paid-in surplus. The ratio value for API is above the normal range due to the increase in profits from operations described above.

•

NAIC Ratio #12—two-year reserve development: API had a ratio of 43%, as compared to a normal range of up to 20%. This ratio measures the increase or decrease in incurred loss and loss adjustment expenses for prior years ending December 31, 2006 and 2005 relative to the beginning policyholder surplus as of January 1, 2005. The statutory incurred loss and loss adjustment expenses for the last two years for prior years ending December 31, 2006 and 2005 for API was $9,277,000 and statutory policyholder surplus as of January 1, 2005 was $21,237,000. API increased its estimated ultimate loss and loss adjustment expenses primarily for claims incurred for the 2003 accident year in each of the last two calendar years. During 2003, the State of Texas passed medical professional liability tort reform that placed liability caps on pain and suffering damages that could be awarded in lawsuits involving medical professional liability. During 2003, there was a substantial increase in the number of lawsuits filed for medical professional liability in Texas immediately before the change in the law took effect, allowing the filing of claims under the pre-tort reform rules. The majority of these cases have now been settled and during 2006 API began seeing a decrease in incurred prior year claim cost.

We are not aware of any effort to make API subject to increased regulatory scrutiny because of these ratios for the year ending December 31, 2006.

Risk-based Capital. In order to enhance the regulation of insurer solvency, the NAIC has adopted a formula and a model law to implement risk-based capital (“RBC”) requirements to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to assure that it has an acceptably low likelihood of becoming financially impaired. The RBC formula takes into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention such as supervision and rehabilitation, and culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. As of December 31, 2006, the RBC ratios for API are in excess of the minimum requirements that would require any regulatory or corrective action. The NAIC has set a “no action required level” if a company’s adjusted capital and surplus exceeds 200% of its RBC calculated surplus. Texas law requires certain trend testing if a company’s adjusted capital and surplus is less than 300% of its RBC calculated surplus. API had RBC calculated surplus of $5,886,000 and adjusted statutory capital and surplus of $45,551,000, or 774% of the minimum amount required as of December 31, 2006.

Market Conduct Examinations. The laws and regulations of the states where API operates include numerous provisions governing the marketplace activities of admitted insurers, including provisions governing the form and content of disclosure to consumers, product illustrations, advertising, sales and underwriting practices, complaint handling and claims handling. These provisions are enforced by the state insurance regulatory agencies through periodic market conduct examinations. No market conduct examinations of API have been performed by the Texas Department of Insurance since 1990 and API is unaware of any such exams contemplated at this time.

Financial Examinations. As part of the regulatory oversight process, state insurance departments conduct periodic examinations of the books, records, accounts, policy filings and business practices of insurers domiciled in their state, generally once every three to five years. These examinations generally are conducted in cooperation with the insurance departments of two or three other states or jurisdictions, representing each of the NAIC zones, under guidelines promulgated by the NAIC. An examination of API was conducted by representatives from the Texas Department of Insurance for the period beginning January 1, 2002 through the period ending December 31, 2004 and all findings were resolved.

Insurance Reserves. Under Texas law, API conducted its annual analysis of the sufficiency of its reserves as of December 31, 2006 and submitted its outside consulting actuarial opinion to the Texas Department of Insurance stating that the aggregate statutory reserves, when considered in light of the assets held with respect to those reserves, make adequate provisions for the associated contractual obligations and related expenses of the insurer.

Regulations of Investments. API is subject to laws and regulations that require diversification of its investment portfolios and limit the amount of investments in certain asset categories, such as below investment grade fixed-income securities, equity real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets (which are assets or portions thereof that are not permitted to be reported as admitted assets in an insurer’s annual statement prepared in accordance with SAP) for purposes of measuring surplus, and, in some instances, would require divestiture of such non-complying investments. We believe that the investments made by API comply with these applicable laws and regulations.

Broker/Agent Compensation. Recent investigations and legal actions brought by the New York State Attorney General and others relating to broker compensation practices, as well as other measures (such as proposed legislation) that have been taken to address some of the practices at issue in those investigations and actions, are likely to result in potentially far-reaching changes in industry broker compensation practices. Market practices are still evolving in response to these developments, and we cannot predict what practices the market will ultimately adopt or how these changes will affect our competitive standing with agents or on the commission rates that we pay to our agents.

Federal Regulation

General. In 1945, Congress enacted the McCarran-Ferguson Act, which declared the regulation of insurance to be primarily the responsibility of the individual states. The federal government generally does not directly regulate the insurance business, although repeal of the McCarran-Ferguson antitrust exemption is debated in the U.S. Congress from time to time. In addition, various federal legislation and administrative policies in several areas, including terrorism and financial transparency, do affect the insurance business.

Federal Initiatives. Congress has been considering a variety of proposals that would increase the level of federal involvement in insurance regulation. One such draft proposal—the State Modernization and Regulatory Transparency (“SMART”) Act—would use federal preemption and/or revenue penalties to induce states to adopt and conform to uniform regulatory standards. Congress has also considered and discussed so-called optional federal charter proposals. In general, such proposals would afford insurers the option to be regulated at the state level or at the federal level. It is possible that federal solvency and financial standards would preempt state standards in these areas. It is less clear whether and to what extent state market conduct and rate/form regulation would survive with respect to insurers holding federal charters. Accordingly, we are not able to predict the effect of these federal legislative initiatives on the level of competition API may face or on its results of operations.

USA PATRIOT Act. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain similar provisions. The Patriot Act increases obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions. To satisfy these obligations, financial institutions are required to implement and maintain internal practices, procedures and controls. We believe that we have appropriate internal practices, procedures and controls to enable us to comply with the provisions of the Patriot Act.

OFAC. The Treasury Department’s Office of Foreign Assets Control (OFAC) maintains various economic sanctions regulations against certain foreign countries and groups and prohibits “U.S. Persons” from engaging in certain transactions with certain persons or entities in or associated with those countries or groups. One key element of these sanctions regulations is a list of “Specifically Designated Nationals and Blocked Persons” (SDN List maintained by the OFAC). The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations and/or drug traffickers. OFAC’s regulations, among other things, prohibit insurers and others from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the sanctions regulations compliance has increased significantly since the terrorist attacks on September 11, 2001. We believe that we are in compliance with OFAC’s SDN List regulations. We currently have manual procedures and are investigating automated procedures to comply with OFAC’s SDN List regulations.

Financial Services

APS Financial and Asset Management are subject to extensive regulation under both federal and state laws. The SEC is the federal agency charged with administration of the federal securities and investment advisor laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally the NASD and the national securities exchanges. These self-regulatory organizations adopt rules (subject to approval by the SEC) which govern the industry and conduct periodic examinations of member broker-dealers. APS Financial is also subject to regulation by state and District of Columbia securities commissions.

The regulations to which APS Financial is subject cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, uses and safekeeping of customers’ funds and securities, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, may directly affect the method of operation and profitability of APS Financial and, accordingly, the Company. The SEC, self-regulatory organizations and state securities commissions may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of APS Financial and/or its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and shareholders of broker-dealers.

APS Financial, as a registered broker-dealer and NASD member organization, is required by federal law to belong to the SIPC. When the SIPC fund falls below a certain minimum amount, members are required to pay annual assessments in varying amounts not to exceed 0.5% of their adjusted gross revenues to restore the fund. The SIPC fund provides protection for customer accounts up to $500,000 per customer, with a limitation of $100,000 on claims for cash balances.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position(s)
Kenneth S. Shifrin	58	Chairman of the Board and Chief Executive Officer, Director
Timothy L. LaFrey	51	President and Chief Operating Officer, Director
William H. Hayes	59	Senior Vice President—Finance, Secretary and Chief Financial Officer
Maury L. Magids	43	Senior Vice President—Insurance
Thomas R. Solimine	49	Controller
Norris C. Knight, Jr., M.D. (1)	72	Director
Lew N. Little, Jr. (1)(2)(3)	50	Director
Jackie C. Majors (1)(2)(3)	73	Director
William J. Peche, M.D. (3)	70	Director
William A. Searles	64	Director
Cheryl L. Williams (1)(2)(3)	55	Director

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominating committee

Mr. Shifrin has been our chairman of the board since March 1990. He has been our chief executive officer since March 1989 and he was our president from March 1989 until April 2007. He was also our chief operating officer from June 1987 to February 1989. He has been a member of the board of directors since February 1987. From February 1985 until June 1987, Mr. Shifrin served as our senior vice president – finance and treasurer. Mr. Shifrin is a director of HealthTronics, Inc. He was vice chairman of HealthTronics, Inc. from November 2004 to March 2006, and served as the chairman of the board of Prime Medical Services, Inc. from 1989 until its merger into HealthTronics, Inc. in November 2004. He has also served as a director of FIC, a provider of life insurance and annuity products, since June 2003. Mr. Shifrin is a member of the World Presidents Organization.

Mr. LaFrey has been our president and chief operating officer as well as a director since April 2007. He previously served as a partner in the Austin office of Akin Gump Strauss Hauer & Feld LLP from April 1997 until April 2007, where his law practice focused on corporate governance, mergers and acquisitions, and debt and equity financings. Mr. LaFrey has extensive experience in the insurance, healthcare, technology and financial services industries. Prior to becoming an attorney, Mr. LaFrey, who also is a certified public accountant, was in the audit practice of KPMG Peat Marwick in Austin. He maintains memberships in the American Bar Association, The State Bar of Texas and the Travis County Bar Association. He also is a member of The American Institute of Certified Public Accountants, and the Texas Society of Certified Public Accountants, and is a member of the board of trustees of the Seton Healthcare System.

Mr. Hayes has been our senior vice president—finance since June 1995. Mr. Hayes was our vice president from June 1988 to June 1995 and was our controller from June 1985 to June 1987. He has been our secretary since February 1987 and our chief financial officer since June 1987. Mr. Hayes is a certified public accountant.

Mr. Magids has been our senior vice president—insurance services since June 2001 and has been president and chief operating officer of Insurance Services since November 1998. Mr. Magids joined the Company in October 1996. Mr. Magids is a certified public accountant and was with Arthur Andersen LLP from August 1986 until September 1996. Mr. Magids is also a member of the board of directors of the Texas Medical Liability Insurance Underwriting Association.

Mr. Solimine has been our Controller since June 1994. He has served as secretary of APS Financial since February 1995. From July 1989 to June 1994, Mr. Solimine served as our manager of accounting.

Dr. Knight has been a member of the board of directors since April 2007. He has been a member of API’s board of directors since 1978. He served as chairman of the API board of directors from 1998 to 2004 and since 2005. Dr. Knight has been in the private practice of orthopedic surgery since 1965 in Texarkana, Texas. He is a member of the Texas Orthopedic Association, American College of Surgeons, American Academy of Orthopedic Surgery and certified by the American Board of Orthopedic Surgeons. Dr. Knight is a staff member of Christus St. Michael’s Health System and Wadley Regional Medical Center in Texarkana.

Mr. Little has been a member of the board of directors since 2005. He has been chief executive officer of Harden Healthcare, LLC, an operator and manager of senior care facilities, since December 2001. Mr. Little was president of Capstar Partners, LLC, a private investment company, from February 2000 until joining Harden Healthcare. Prior to his association with Capstar, Mr. Little spent 18 years in the banking industry, most recently as president of Bank of America in Austin, Texas.

Mr. Majors has been a member of the board of directors since March 2003. He previously served on our board of directors from 1989 through 1993. Mr. Majors was a director and president of Prime Medical Services, Inc., a provider of lithotripsy services and a manufacturer of specialty vehicles for the transport of medical and broadcast/communications equipment from 1989 until his retirement in 1996. He was an independent business consultant from 1986 to 1989 and our vice president-merger and acquisitions from 1984 to 1986.

Dr. Peche has been a member of the board of directors since April 2007. He is a founder of API and served as a member of its board of directors since its formation in 1975. He served as chairman of API’s board of directors from 1992 to 1995 and as vice chairman from 1997 to 2001 and from 2005 to 2007. Dr. Peche is in private practice in San Antonio, Texas, with a specialty in obstetrics and gynecology. He has served as chairman of the Obstetrics-Gynecology department at Santa Rosa General Hospital and North Central Baptist Hospital. He is a member of the Bexar County Medical Society, Texas Medical Association and San Antonio Ob-Gyn Society.

Mr. Searles has been a member of our board of directors since 1989. He has been an independent business consultant since 1989. Before then, he spent 25 years with various Wall Street firms, the last ten years of which were with Bear Stearns (an investment banking firm) as an associate director/limited partner. He has served as chairman of the board of APS Investment Services, Inc., a wholly owned subsidiary, since May 1998.

Ms. Williams has been a member of our board of directors since December 2003. She has been a private investor and business consultant since 2002. She was chief financial officer of Prime Medical Services, Inc. from 1989 to 2002. Prior to that she held various finance and accounting positions in the data processing and aircraft industries.

Our directors generally serve one-year terms from the time of their election until the next annual meeting of shareholders or until their successors are duly elected and qualified.

Other Significant Employees

The following information is provided regarding certain of our other significant employees:

George Conwill has been the president and general principal of APS Financial for fifteen years, and the chairman of the board of directors of APS Financial since 1998. He is also the president and chief operating officer of APS Investment Services, Inc., and the president of Asset Management and APS Capital. Prior to his appointment as president, Mr. Conwill served as chief operating officer from 1992 to 1993. He also served as a trader for APS Financial from 1990 to 1993.

Vicky Gould has served as the vice president of claims for API since 1996. She came to the Company in 1991 as a claims adjuster. She has previously worked in a claims management capacity with Employers Casualty

Company, Transamerica, AIG and Clarendon National. She serves on the Legal and Claims Committee for Texas Alliance for Patient Access.

Gregory Jackson, MD has been an advisory director of API since April 1, 2007 and was a member of API’s board of directors from 1990 until April 1, 2007. He has served as API’s medical director since 1996. He is board certified in family practice and has been in San Antonio, Texas, since 1982. He is affiliated with numerous hospitals in the San Antonio area. He earned degrees from the University of Texas at Austin and his medical degree from the Universidad Autonoma de Tamaulipas, followed by an internship and residency at Baylor College of Medicine and Affiliated Hospitals in Houston.

Marc Zimmermann rejoined the Company in August 2003 as chief financial officer of API and has been a member of the board of directors of API since April 1, 2007. He had previously been with the Company from 1997 to 1998 as director of business development of API. Prior to rejoining us, he was with Jefferson Wells, a financial and technology consulting firm. From January 1992 through February 1997, he was employed by Arthur Andersen LLP. Mr. Zimmermann is a certified public accountant.

Our Board of Directors and Committees

Pursuant to our bylaws, our board of directors has, by resolution, fixed the number of directors at eight. All directors will hold office until our next annual meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

Our executive officers serve until the next annual meeting of its directors and until their successors are duly elected and qualified, or until their earlier, death, resignation or removal.

Our board of directors has established an audit committee, a compensation committee and a nominating committee. Our board of directors has adopted a written charter for the audit committee and the nominating committee current copies of which are available under the heading “Investor Relations” on our website, www.amph.com.

Audit Committee

Our board of directors has an audit committee that, during 2006, consisted of three directors, Mr. Little, Mr. Majors and Ms. Williams. Dr. Knight was appointed to the committee in April 2007. The chairperson of the committee is Ms. Williams. Our board has determined that each of the committee members is “independent” as defined in Rule 4200(a)(15) of the NASD Marketplace Rules. In addition, our board has determined that each of the committee members meet the independence standards set forth in Rule 10A-3(b)(1) of the Exchange Act. Our board has further determined that Ms. Williams is an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC. The audit committee held six meetings during 2006. Each Member of the committee attended all meetings. The audit committee meets with our independent auditors, reviews our financial statements and selects our independent auditors for each fiscal year.

The audit committee’s policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The audit committee has delegated pre-approval authority to Ms. Williams when expedition of services is necessary.

Compensation Committee

Our board has a compensation committee, which in 2006 consisted of three directors, Mr. Little, Mr. Majors and Ms. Williams, each of whom is “independent” directors as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The chairperson of the committee is Mr. Majors. The compensation committee held three meetings during 2006, with all members attending. The compensation committee recommends to the board the compensation of our executive officers and directors.

Nominating Committee

Our board of directors has a nominating committee that assists the board in identifying qualified individuals to become directors. During 2006 the committee consisted of three members, Mr. Little, Mr. Majors and Ms. Williams, each of whom is an “independent” director as defined in Rule 4200(a)(15) of the NASD Marketplace Rules. Dr. Peche was appointed to the committee in April 2007 and is also “independent” as defined in Rule 4200(a)(15) of the NASD Marketplace Rules. The chairperson of the committee is Mr. Majors. The nominating committee held one meeting in 2006, which Mr. Little, Mr. Majors and Ms. Williams all attended.

The nominating committee identifies nominees for our board of directors by first evaluating the current members of the board of directors who are willing to continue in service. Current members of the board of directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the board of directors with that of obtaining a new perspective. If any member of the board of directors does not wish to continue in service or if the nominating committee decides not to recommend a member for re-election, the nominating committee will identify the desired skills and experience of a new nominee in light of the criteria below. Research may be performed to identify qualified individuals. To date, the nominating committee has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although it may do so in the future if it considers doing so necessary or desirable.

The consideration of any candidate for service on our board of directors is based on the nominating committee’s assessment of the candidate’s professional and personal experiences and expertise relevant to our operations and goals. The committee evaluates each candidate on his or her ability to devote sufficient time to board activities to effectively carry out the work of the board of directors. The ability to contribute positively to the existing collaborative culture among board members is also considered by the committee. In addition, the committee considers the composition of the board as a whole, the status of the nominee as “independent” under Nasdaq’s listing standards and the rules and regulations of the SEC, and the nominee’s experience with accounting rules and practices. Other than the foregoing, there are no stated minimum criteria for director nominees, although the nominating committee may also consider such other factors as it may deem are in our and our shareholders’ best interests.

After completing its evaluation, the nominating committee makes a recommendation to the full board of directors as to the persons who should be nominated by the board, and the board determines the nominees after considering the recommendation and report of the nominating committee.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or has served during the past fiscal year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Compensation Discussion and Analysis

We compensate our executive officers primarily through a combination of base salary, annual incentive bonuses and long-term and deferred equity awards. The executive compensation is designed to be competitive with that of comparable companies and to align executive performance with the long-term interests of our shareholders.

Our total compensation philosophy and objectives are designed to:

•	Provide competitive total compensation opportunities that will attract, retain and motivate high-performing executives;

•	Align the compensation plans to our business strategies;

•	Compensate competitively and equitably;

•	Motivate high-quality performance; and

•	Align the financial interests of our executives and shareholders through stock-based incentives and by building executive ownership in us.

Elements of Executive Compensation. Our executive compensation program is designed to reflect the philosophy and objectives we have described above. Our compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and similar industries while taking into account our relative performance and our own strategic goals. Senior executives evaluate and set salaries for junior executives using similar criteria, with specific approval required of the president for new hires and for salary changes to executives reporting directly to subsidiary presidents. We also consider the pay of each executive officer relative to each other executive officer and relative to other members of the management team. Generally, that means that greater responsibility for overall Company performance will result in greater pay. While specific performances within the segments may occasionally skew the results, we expect the chief executive officer, Mr. Shifrin, and the president, Mr. LaFrey, to be compensated more than the heads of the two operating divisions, Mr. Magids and Mr. Searles, and we expect these division heads to be compensated more than Mr. Hayes and Mr. Solimine, who head support functions. We have designed the total compensation program to be consistent for our entire executive management team.

The compensation program consists of base salary, annual cash incentive compensation, stock option awards and deferred stock grants. Traditionally, base salary represents about 30-40%, and stock option awards and deferred stock grants represent about 10-20%, of compensation, with the rest consisting of cash incentive compensation. Our base salaries are designed to provide a part of a competitive total compensation package that will attract, retain and motivate high-performing executives. The incentive compensation program is designed to reinforce our pay for performance culture by making a significant portion of an executive’s compensation variable and based on company, business unit and individual performance. The incentive compensation program also aligns compensation with our short-term business strategies. Our stock option awards along with our deferred stock grants are designed to reinforce our pay for performance culture, align the financial interests of our executives and shareholders, align compensation with our intermediate and long-term business strategies and provide a significant equity component as part of the total compensation package

Our compensation committee performs at least annually a review of our executive officers’ compensation to determine whether the compensation provides adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives. In addition, on an annual basis, our compensation committee reviews and considers the individual performance of executives, the financial and operating performance of the divisions or departments managed by the executives, and our overall performance. In addition to any information specifically requested by the compensation committee, the chief executive officer provides the compensation committee with quantitative and qualitative information regarding his evaluation of company performance and on the specific performance of senior executives reporting directly to him. During the year, our compensation committee may consider compensation awards to executives for extraordinary performance. Historically, our compensation committee has performed this annual review in the first quarter of the year following the year reviewed, after audited results have been communicated.

— Base Salaries. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions.

Management and our compensation committee collaborate to determine the base salary of new executive employees, with our compensation committee making the final determination. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. For each individual executive, we also consider our needs for that officer’s skill set, the contribution that the officer has made or we believe will make, whether the executive officer’s skill set is easily transferable to other potential employers and other factors. We fix executive base salaries at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base compensation that is payable by companies that we believe to be our competitors and by other private and public companies with which we believe we generally compete for executives. To this end, we review proxy filings of our competitors and other similar companies, and from time to time access executive compensation surveys, including the Physician Insurers Association of America and the Robert Half salary surveys, and review them when making crucial executive officer hiring decisions and annually when we review executive compensation. Base salaries are then reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In 2006, based on the above criteria, no adjustments were made to the base salaries of Mr. Shifrin or Mr. Hayes or to the fee paid to Mr. Searles. Mr. Magids received a $75,000 increase to his base salary and a corresponding decrease from the first $75,000 of any incentive payment for which he would be eligible, and Mr. Solimine received an adjustment in his base salary of 4.8%.

— Annual Management Incentive Compensation. Our executive officers and mid-level management are eligible to participate in our annual incentive compensation program whereby participants may receive a cash bonus each year. We established this annual non-equity incentive compensation program in order to emphasize pay for performance. We believe this program helps focus our executive officers’ efforts in driving operating results that create shareholder value. Annual incentive compensation awards are based on the actual achievement of certain company and business division performance goals, including the achievement of certain thresholds of financial performance and certain business initiatives aimed at improving future earnings, which are determined prior to or shortly after the beginning of each year. The goals are communicated to our executive officers and are set so that the attainment of the targets is not assured and requires significant effort by our executives. All goals are also graduated, so that increasingly difficult effort and attainment above the minimum goal offers increased compensation.

Although performance objectives details vary between our Insurance Services, Financial Services and corporate segments, all executive incentive compensation awards for each segment are determined upon some combination of the following performance measures: net earnings growth; earnings per share growth; stock price growth; revenue growth; pre-tax income; and return on capital. Additional individual performance results may be awarded to our executive officers and mid-level management and these are measured by successful completion of major projects, client development, personal development or similar-type goals in which the employee played a major role. While we intend to tie individual performance to clearly articulated and objective measures, it is necessary, and at times prudent, for management to use a certain degree of discretion in evaluating individual results. When establishing our threshold performance incentive targets, the compensation committee reviews and discusses with both senior management and the full board of directors our business plan and its key underlying assumptions, expectations under then-existing and anticipated market conditions and the opportunity to generate shareholder value and then establishes the performance thresholds and targets for the year.

In 2006, at Insurance Services, Mr. Magids’ performance incentive targets were based on the pretax income of APS Insurance Services for that year. If pretax income was greater than $1,075,000, calculated before his incentive compensation, Mr. Magids would receive an incentive equal to 10% of the pretax, pre-incentive income above $1,075,000. If pretax income, calculated before Mr. Magids’ incentive compensation, was greater than $2,750,000, Mr. Magids would receive an additional incentive equal to 5% of the pretax, pre-incentive income above $2,750,000. Mr. Magids was also eligible for an additional 5% of pretax, pre-incentive income on a subjective basis. In 2006, total pretax, pre-incentive income of Insurance Services related to Mr. Magids’ incentive compensation was $4,200,000. At Investment Services, Mr. Searles and non-executive personnel participated in an incentive pool that began after Investment Services earned a minimum of a 30% return on capital for that year. After meeting this threshold, the total incentive pool was equal to approximately 36% of pretax, pre-incentive earnings for Investment Services. Mr. Searles was eligible to receive approximately 13% of this incentive pool, half of which was subjective. In 2006, pretax, pre-incentive income of Financial Services was $2,400,000. Mr. Shifrin, Mr. Hayes and Mr. Solimine participated in a corporate incentive plan that was based on 5% of the pretax, pre-incentive operating income of the Company, which in 2006 was $7,000,000. The pool also contained a subjective element of just less than that amount. No incentives were paid that did not fall within these defined parameters.

— Long-Term Incentives. We believe our executives should have an ongoing stake in our success. We also believe that our executives should have a portion of their total compensation, historically 10-20%, tied to stock price performance because stock-related compensation is directly tied to shareholder value. Specific awards in 2006 are discussed below under “—Stock Options” and “—Deferred Stock Grants.” Our long-term incentives are in the form of stock options and deferred stock grants. We use these incentives as a form of long-term compensation because we believe stock options and deferred stock grants more appropriately match the long-term incentive compensation with the creation of shareholder value by allowing the executives, in the case of stock options, to purchase the underlying common stock at the same price as the closing price per share on the date the option was granted.

— Stock Options. Our board of directors reviews and approves stock option awards to executive officers based upon our compensation committee’s assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. In 2006, the Company granted options for 5,000 shares to Mr. Solimine, with a grant date fair value of $21,450 and options for 25,000 shares to Mr. Magids, with a grant date fair value of $97,250. The vesting schedule for recent grants of stock options, determined by the compensation committee, traditionally has had options vest in two approximately equal annual installments beginning one year from the date of grant for directors and three approximately equal annual installments beginning one year from the date of grant for non-director employees. Stock options have historically been granted at about the same time that the year’s financial results are known. This has usually occurred in conjunction with a board meeting held late in the fourth quarter or early in the first quarter of the following year. Options have also historically been granted to directors upon their initial election to the board and to key employees upon their initial employment. The board considers whether material non-public information exists and does not grant options during such periods. Options are priced at the closing price on the date of grant.

— Deferred Stock Grants. Key executives, including the named executives, may receive a portion of their incentive compensation, typically 0-5%, in the form of deferred company stock. These executives may also receive deferred stock grants, with all deferred stock awards being determined by the committee. Under our Deferred Compensation Plan shares are earned in the year of award. Payout of the shares is subject to a schedule wherein shares become eligible for payout over five years, in equal annual amounts, following the grant. Upon reaching age 60, participants are then entitled to receive the eligible shares and the shares that become eligible each year thereafter. In the event that a participant terminates employment or resigns and signs a non-competition agreement, all of the shares granted become eligible and will be paid out in four equal annual installments beginning with the date of the non-competition agreement. In the event that a terminating participant does not sign a non-competition agreement or if a participant is terminated for cause, the participant will receive only the eligible shares and shares not yet eligible will be forfeited and allocated pro rata to the remaining participants. All shares granted are to be paid out in the event of the death or disability of the participant. In 2006, Mr. Shifrin received 4,300 shares, with an award date market value of $70,450, Mr. Hayes received 2,332 shares, with an award market value of $37,610, Mr. Solimine received 1,000 shares, with an award date market value of $15,900, and Mr. Searles received 1,361 shares, with an award date market value of $23,818.

— Perquisites. Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, group life, disability and accidental and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. Other perquisites, offered only to executive officers, include club dues and automobile allowances. Specifically, Mr. Shifrin and Mr. Magids are reimbursed for club dues amounting to annual 2006 totals of $2,300 and $5,854, respectively. Mr. Shifrin also receives a car allowance of $350 per month ($4,200 annually). Finally, executive officers and other employees may seek reimbursement for business related expenses in accordance with our business expense reimbursement policy. We do not view perquisites as a significant element of our comprehensive compensation structure but do believe that they can be used in conjunction with a base salary and incentive compensation to attract, motivate and retain individuals in a competitive environment.

Compensation from employee benefit plans is included in an employee’s taxable income to the extent that the fair value of life insurance exceeds $50,000. Employee reimbursement for expenses, including dues and automobile expenses, are only to the extent of business use and therefore are not included in their taxable income.

Executive Compensation Tables

Summary Compensation Table. Set forth below is information concerning aggregate cash compensation earned during 2006 by our chief executive officer, chief financial officer and each of our other most highly compensated executive officers who received in excess of $100,000 in Total Compensation during the last fiscal year, who we will refer to as our named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total ($)
Kenneth S. Shifrin	2006	349,992		—	70,450	10,127	465,500	(3)	—	14,192	910,261
Chairman and Chief Executive Officer

William H. Hayes	2006	150,000		—	37,610	5,656	114,000		—	7,692	314,958
Senior Vice President-Finance, Secretary and Chief Financial Officer

Thomas R. Solimine	2006	101,640		—	15,900	6,650	50,000		—	5,072	179,262
Controller

Maury L. Magids	2006	287,500		—	—	119,715	237,623		—	11,089	655,927
Senior Vice President-Insurance

William A. Searles	2006	108,000	(4)	—	39,718	6,095	125,837	(3)(5)	—	—	279,650
Chairman of the Board of APS Investment Services

(1)	These share amounts reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006 in accordance with SFAS No. 123(R) of stock options granted pursuant to our equity incentive plans and thus include amounts from options granted in and prior to 2006. Assumptions used in the calculation of the amounts are included in the footnotes to our audited financial statements for the year ended December 31, 2006 included in this Prospectus.
(2)	Consists of our matching contributions to our 401(k) plan and premiums paid for group life insurance in excess of $50,000 coverage with respect to such officer. For Mr. Shifrin, this amount also includes a car allowance of $4,200 ($350 per month) as well as club dues reimbursements of $2,300 for 2006. Mr. Magids received club dues reimbursements totaling $5,854 for 2006.
(3)	The amount shown includes $19,000 and $4,000 paid to Mr. Shifrin and Mr. Searles, respectively, under a 1999 incentive plan related to profits we realized upon the sale of our investment in HealthTronics, Inc.
(4)	Director’s fee for serving as chairman of APS Investment Services.
(5)	Non-discretionary incentive bonus based on APS Investment Services achieving specified levels of return on capital.

Grants of Plan-Based Awards. The following table provides information related to options granted to the named executive officers during 2006. We do not have any outstanding stock appreciation rights.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Options Awards (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Kenneth S. Shifrin	—	—	500,000	—	—	—	—	—	—	—	—
William H. Hayes	—	—	110,000	—	—	—	—	—	—	—	—
Thomas R. Solimine	11/29/06	—	50,000	—	—	—	—	—	5,000	15.90	21,450
Maury L. Magids	5/30/06	—	300,000	—	—	—	—	—	25,000	14.20	97,250
William A. Searles	—	—	200,000	—	—	—	—	—	—	—	—

(1)	The amounts shown represent the target amounts of annual performance-based cash incentive compensation that might have been paid to each named executive officer for 2006 performance. Threshold and maximum amounts as a percentage of base salary are not determinable because the performance-based cash incentive compensation programs applicable to these executives contain a discretionary component. Further, the objective portion of the awards is based on pre-tax income and has no cap. The actual amount paid for 2006 performance is shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table on page 110. These awards are described in further detail under “Compensation Discussion and Analysis” beginning on page 106.
(2)	These options were granted at the closing price on the date of grant. All of Mr. Magids’ options were vested at the date of grant. Mr. Solimine’s 5,000 options will vest on the anniversary of the date of grant over a three-year period in increments of 1,500 for each of the first two years and 2,000 for the third year.
(3)	The grant date fair value is calculated assuming a per share value of $3.89 and $4.29 for Mr. Magids and Mr. Solimine, respectively, arrived at by applying the Black-Scholes valuation method in accordance with SFAS No. 123(R), Accounting for Stock-Based Compensation. The assumptions used in determining the grant date fair values of these awards are set forth in Note 13 to the Company’s consolidated financial statements, which are included herein.

Outstanding Equity Awards at December 31, 2006.    The following table provides information regarding each unexercised stock option held by each of our named executive officers as of December 31, 2006.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)	(j)
Kenneth S. Shifrin	25,000	—	—	4.29	1/07/2008		—	—	—	—
	25,000	—	—	9.10	12/4/2008		—	—	—	—
	10,000	—	—	10.12	12/6/2009		—	—	—	—
	15,000	—	—	11.55	12/6/2010		—	—	—	—

William H. Hayes	7,000	—	—	4.29	1/07/2008		—	—	—	—
	14,000	—	—	9.10	12/4/2008		—	—	—	—
	5,000	—	—	11.55	12/6/2010		—	—	—	—

Thomas R. Solimine	13,000	—	—	9.10	12/4/2008		—	—	—	—
	5,000	—	—	10.12	12/6/2009		—	—	—	—
	5,000	—	—	11.55	12/6/2010		—	—	—	—
	—	5,000	—	15.90	11/29/2011		—	—	—	—

Maury L. Magids	15,000	—	—	4.39	3/27/2007	(1)	—	—	—	—
	25,000	—	—	4.29	1/7/2008		—	—	—	—
	13,000	7,000	—	9.60	1/14/2009		—	—	—	—
	5,000	—	—	10.12	12/6/2009		—	—	—	—
	25,000	—	—	14.20	5/30/2011		—	—	—	—

William S. Searles	5,000	—	—	9.10	12/4/2008		—	—	—	—
	5,000	—	—	10.12	12/6/2009		—	—	—	—
	10,000	—	—	11.55	12/6/2010		—	—	—	—

(1)	Mr. Magids exercised all options expiring on March 27, 2007 prior to that date.

The number of and the exercise price for each non-qualified option share (columns “b” and “e,” respectively) is determined by the compensation committee. The exercise price of a qualified incentive stock option has to be at least 100% of the fair market value of such shares on the date of grant of the option. Under our incentive plans, option grants are limited to a maximum of ten-year terms; however, the committee has issued all currently outstanding grants with five-year terms. The committee also determines vesting for each option grant and traditionally has had options vest in two approximately equal annual installments beginning one year from the date of grant for directors and three approximately equal annual installments beginning one year from the date of grant for non-director employees.

2006 Option Exercises.    The following table provides information related to options exercised by the named executive officers during 2006 and the number and the aggregate dollar amount realized by the named executive officer upon exercise of the stock options.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Kenneth S. Shifrin	75,000	819,000	—	—

William H. Hayes	—	—	—	—

Thomas R. Solimine	5,000	51,050	—	—
	1,000	7,900

Maury L. Magids	4,000	61,280	—	—

William A. Searles	5,000	52,250	—	—
	15,000	209,250
	10,000	66,450

Non-qualified Deferred Compensation Table for 2006.    The following table provides information on the non-qualified deferred compensation of the named executives in 2006, including:

—Deferral of Bonus.    Key executives, including the named executives, may receive a portion of their incentive compensation in the form of deferred company stock. These executives, as well as members of the board of directors, may also receive deferred stock grants, with all deferred stock awards being determined by the committee. Awards to non-employee members of the board of directors are included in the director compensation table.

Name	Executive Contributions in last FY ($)	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Kenneth S. Shifrin	—	70,450	43,292	—	313,728
William H. Hayes	—	37,610	17,946	—	138,528
Thomas R. Solimine	—	15,900	5,700	—	48,000
Maury L. Magids	—	—	38,984	—	222,768
William A. Searles (2)	—	39,718	11,114	—	99,936

(1)	Reflects Company contributions credited to the account of the named executive in 2006. Shares are earned in the year of award. Payout of the shares is subject to a schedule wherein shares become eligible for payout over five years, in equal annual amounts, following the grant (the “eligible shares”). Upon reaching age 60, participants are then entitled to receive the eligible shares and the shares that become eligible each year thereafter. In the event that a participant terminates employment or resigns and signs a non-competition agreement, all of the shares granted become eligible and will be paid out. In the event that a terminating participant does not sign a non-competition agreement or if a participant is terminated for cause, the participant will receive only the eligible shares and shares not yet eligible will be forfeited and allocated pro rata to the remaining participants. All shares granted are to be paid out in the event of the death or disability of the participant.
(2)	Related to service as a director.

Employment Agreements

Employment Agreements.    We have entered into employment agreements with Mr. Shifrin, Mr. LaFrey, Mr. Magids and Mr. Hayes. Each of these agreements provides for the payment of a base salary, eligibility for performance bonuses as determined by our board of directors, and such other benefits as are available to our other salaried employees. Mr. Shifrin’s agreement provides for a monthly salary, currently $33,333, and terminates August 1, 2010. Mr. LaFrey’s agreement, which commenced on April 16, 2007, provides for a monthly salary, currently $31,250, and terminates March 22, 2011. Mr. Magids’ agreement provides a monthly salary, currently $25,000, and terminates March 1, 2008. Mr. Hayes’ agreement provides for a monthly salary, currently $14,167, and terminates August 1, 2008. Mr. Searles has a similar Consulting Agreement, which provides for a monthly fee of $9,000 and terminates August 1, 2008. The agreements contain confidentiality and nonsolicitation provisions and are cancelable by us for cause, which includes conviction of a felony, material violation of the agreement or Company policies, or failure to carry out the duties of the position. Each of the agreements entitles the employee/director to receive lump-sum payments if any of the following triggering events occur: if the terms of employment are materially changed or in the event the agreements are terminated by us without cause or by the employee/director following a “change in control” of us, as defined in the agreements. These payments are calculated as the greater of (a) for Mr. Shifrin and Mr. LaFrey, four times and for Mr. Magids, Mr. Hayes and Mr. Searles, two times, their respective average annual cash compensation earned for the prior number of years used as the multiplier for each agreement, per above, or (b) the total cash compensation that would otherwise have been payable to them throughout the remainder of the term of their employment/consulting agreements assuming their current compensation, including the amount of any bonuses for the immediately preceding calendar year, would have remained the same throughout the remainder of the term of their employment/consulting agreements.

For example, if a triggering event under each of these employment agreements had taken place as of the last business day of 2006, Mr. Shifrin would have received a lump-sum payment of $3,146,152; Mr. Magids would have received a lump-sum payment of $1,100,873, Mr. Hayes would have received a lump-sum payment of $522,332 and Mr. Searles would have received a lump-sum payment of $554,463. Mr. LaFrey would not have received anything, as he was not employed by us in 2006.

Indemnity Agreements.    We have entered into indemnity agreements with our directors and certain of our officers. The agreements generally provide that, to the extent permitted by law, we must indemnify each such person for judgments, expenses, fines, penalties and amounts paid in settlement of claims that result from the fact that such person was our officer, director or employee. In addition, our articles of incorporation and certain of our subsidiaries’ articles of incorporation provide for certain indemnifications and limitations on director liability.

Compensation of Directors

Our board compensation consists of cash, common stock options and deferred common stock grants. Our non-employee directors receive a fee of $2,500 for each in-person board meeting, $400 for teleconference board meetings and $400 for each committee meeting they attend. The chairpersons of the audit committee and of the compensation committee each receive an annual stipend of $5,000 for serving in those capacities. Mr. Shifrin and Mr. LaFrey, our employee directors, do not receive any separate compensation for their services as directors. Members of our board of directors are reimbursed for some expenses in connection with attendance at board and committee meetings.

Directors are eligible to receive stock option grants under our 2005 Incentive and Non-Qualified Stock Option Plan, as amended (the “2005 Incentive Plan”). In 2006, no options were granted to any board member. Directors are also eligible to receive grants of our common stock under our Deferred Compensation Plan. In 2006, Mr. Shifrin was awarded 3,000 shares and Mr. Little, Mr. Majors, Mr. Searles and Ms. Williams were each awarded 1,000 shares. Pursuant to the acquisition of API, Dr. Knight and Dr. Peche received options to purchase 22,000 and 29,000 shares, respectively, of our common stock. These options have an exercise price of $13.94 and were fully vested as of the date of the grant.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Lew N. Little, Jr.	11,900	15,900	—	—	2,900	—	30,700
Jackie Majors	19,400	15,900	—	—	5,700	—	41,000
Cheryl Williams	19,400	15,900	—	—	5,700	—	41,000

(1)	Each of the three non-management board members received 1,000 shares in deferred common stock of the Company. At the date of grant, November 29, 2006, our common stock closed at $15.90.

Limitations of Liability; Indemnification of Directors and Officers

Article 2.02-1 of the Texas Business Corporation Act (the “TBCA”) provides that a Texas corporation shall have the power to indemnify anyone who was, is, or may become a defendant or respondent to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, or any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding, because such person is or was a director of the corporation, provided that (i) such person conducted himself in good faith, (ii) such person reasonably believed (A) that in the case of conduct in his official capacity as a director of the corporation that his conduct was in the corporation’s best interests and (B) in all other cases, that his conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of a criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that a director is not eligible for indemnification by a corporation. Additionally, a person shall be deemed to be liable in respect of any claim, issue or matter only after a court of competent jurisdiction adjudges the person liable and the person has exhausted all available appeals. We may not indemnify a director as described above for obligations resulting from a proceeding (i) in which such person is liable on the basis that he improperly received personal benefit, whether or not the benefit resulted from an action taken in his official capacity, or (ii) in which such person is found liable to the corporation (except that in such cases we may indemnify such director against reasonable expenses the director actually incurs in connection with the proceeding unless the director’s misconduct was willful, in which case we may not pay such indemnification).

A court may order indemnification even though the director did not meet certain of these conditions, if the court deems indemnification proper and equitable; provided, however, that if the court determines that the indemnified person is liable to the corporation or improperly received a personal benefit, the court-ordered indemnification cannot exceed the reasonable expenses that the indemnified party actually incurred in connection with the proceeding.

A corporation may provide indemnification as described above only if a determination of indemnification is made: (i) by a majority vote of directors who at the time of the vote are not named defendants or respondents in the proceeding, regardless of whether the directors not named defendants or respondents constitute a quorum; (ii) by a majority vote of a committee of the board of directors, if (A) the committee is designated by a majority vote of the directors who at the time of the vote are not named defendants or respondents in the proceeding, regardless of whether the directors not named defendants or respondents constitute a quorum, and (B) the committee consists solely of one or more of the directors not named as defendants or respondents in the proceeding; (iii) by special legal counsel selected by the board of directors or a committee of the board by vote as set forth in (i) and (ii); or (iv) by the shareholders in a vote that excludes the shares held by the directors who are named defendants or respondents in the proceeding.

A person may be indemnified by a corporation as previously described against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding, provided, that if such a person is found liable to the corporation or is liable on the basis that he or she improperly received a personal benefit, the indemnification shall be limited to reasonable expenses actually incurred by the person in connection with the proceeding and shall not be available in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

A corporation shall indemnify a director against reasonable expenses incurred by him in connection with the proceeding in which he is a named defendant or respondent because he is or was a director if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. In addition, if a director sues a corporation to recover indemnification in such a case, the court, upon ordering the corporation to pay indemnification, shall also award the director his expenses incurred in securing the indemnification. A corporation may pay, or reimburse a director for, the director’s reasonable expenses incurred because he or she was, is, or may become a defendant or respondent in a proceeding, in advance of any final disposition of the proceeding and without any determination that the director is entitled to such payment or reimbursement under the above-described standards after the corporation receives a written affirmation by the director of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under Article 2.02-1 of the TBCA and a written undertaking by or on behalf of the director (which must be an unlimited general obligation but that need not be secured, and that may be accepted without reference to the director’s financial ability to pay) to repay the amount paid or reimbursed if it is ultimately determined that the director has not met that standard or if it is ultimately determined that indemnification of the director against expenses incurred by such director in connection with that proceeding is prohibited under the standards enumerated above. Notwithstanding the above, a corporation may pay or reimburse a director for expenses incurred in connection with the director’s appearance as a witness or other participation in a proceeding at a time when the director is not a named defendant or respondent in the proceeding.

Article 2.02-1 of the TBCA permits the purchase and maintenance of insurance or another arrangement on behalf of directors, officers, employees and agents of the corporation against any liability asserted against or incurred by them in any such capacity or arising out of the person’s status as such, whether or not the corporation itself would have the power to indemnify any such officer or director against such liability; provided, that if the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the corporation would not have the power to indemnify the person only if the shareholders of the corporation have approved including coverage for the additional liability.

A corporation shall indemnify an officer against reasonable expenses incurred in connection with a proceeding in which the officer is a named defendant or respondent because he or she is or was an officer if he or she has been wholly successful, on the merits or otherwise, in the defense of the proceeding. In addition, if a director sues a corporation for indemnification in such a case, the court, upon ordering the corporation to pay indemnification, shall also award the officer expenses incurred in securing indemnification. Further, if a court determines that the officer is fairly and reasonably entitled to indemnification, the court may order the indemnification that the court determines is proper and equitable; provided that if the officer is found liable to the corporation or is found liable on the basis that he or she received an improper personal benefit, the indemnification shall be limited to reasonable expenses actually incurred by the officer in connection with the proceeding.

Any indemnification of, or advance of expenses to, a director must be reported in writing to shareholders with or before the notice or waiver of notice of the next shareholders’ meeting or before the next submission to shareholders of a consent to action without a meeting, and, in any case, within the twelve-month period immediately following such indemnification or advance.

A corporation may indemnify and advance expenses to officers, employees and agents to the same extent that it may indemnify, or advance expenses to, directors. However, a determination of eligibility for indemnification does not have to be made in accordance with the procedures described above in the case of employees or agents.

A corporation may indemnify and advance expenses to persons who are not or were not officers, employees or agents of the corporation but are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary for another entity to the same extent that it may indemnify and advance expenses to directors. Additionally, a corporation may indemnify and advance expenses to such persons and to an officer, employee or agent who is not a director to such further extent, consistent with law, as may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract or as permitted or required by common law.

Article IX of our restated articles of incorporation provides that, to the extent permitted by applicable law and by resolution or other proper action of our board of directors, we will indemnify its present and former directors and officers, its employees and agents and any other person serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, association, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding to which any such person is, or is threatened to be made, a party and which may arise by reason of the fact he is or was a person occupying any such office or position. In addition, we currently maintain directors and officers’ liability insurance.

Article XVI of our restated articles of incorporation provides that our directors shall not be liable to the Company or its shareholders for monetary damages for an act or omission in the director’s capacity as a director except for liability based upon (i) a breach of duty of loyalty to the Company or its shareholders, (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, (iv) an act or omission for which the director’s liability is expressly provided by statute, or (v) an act related to an unlawful stock repurchase or payment of a dividend.

In addition to the indemnifications provided by our restated articles of incorporation, we have entered into indemnity agreements with our officers and directors. The agreements generally provide that, to the extent permitted by law, we must indemnify each person for judgments, expenses, fines, penalties and amounts paid in settlement of claims that result from the fact that they were an officer, director or employee of the Company.

The preceding discussion of indemnification agreements, our restated articles of incorporation and Section 2.02-1 of the Texas Business Corporation Act is not intended to be exhaustive and is qualified in its entirety by the indemnity agreements, restated articles of incorporation and Section 2.02-1 of the Texas Business Corporation Act.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

The table below sets forth certain information as of April 30, 2007, on both a historical basis, and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus, regarding the amount and nature of the beneficial ownership of our common stock by (a) Kenneth S. Shifrin, our chairman and chief executive officer, who is the selling shareholder, (b) each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (c) each of our directors, (d) each of the named executive officers, and (e) all of our officers and directors as a group.

None of our officers or directors own any of our Series A redeemable preferred stock, and there is no beneficial owner of more than 5% of the outstanding shares of our Series A redeemable preferred stock.

Beneficial ownership has been determined in accordance with the applicable rules and regulations, promulgated under the Exchange Act. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 30, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The pre-offering percentage ownership is based on 4,826,355 shares of common stock issued and outstanding and the pro forma post offering percentage ownership is based on 6,826,355 shares of common stock issued and outstanding as of April 30, 2007. As of April 30, 2007, there were approximately 4,660 holders of record of our common stock.

	Pre-Offering		Pro Forma Post-Offering
Names and Addresses of Beneficial Owner	Amount and Nature of Beneficial Ownership (1) (2)	Percent of Class	Amount and Nature of Beneficial Ownership (1)(2)	Percent of Class
Kenneth S. Shifrin (3)	657,554	13.4%	557,554	8.1%
Timothy L. LaFrey (4)	—	*	—	*
Norris C. Knight, Jr. M.D.	23,062	*	23,062	*
Lew N. Little, Jr.	26,500	*	26,500	*
Jackie Majors	41,500	*	41,500	*
William J. Peche, M.D.	29,779	*	29,779	*
William A. Searles	20,000	*	20,000	*
Cheryl Williams	26,063	*	26,063	*
William H. Hayes	67,253	1.4%	67,253	1.0%
Maury L. Magids	98,000	2.0%	98,000	1.4%
Thomas R. Solimine	26,640	*	26,640	*

All officers and directors as a group (12 persons) (5)	1,071,711	20.6%	971,711	13.5%

*	Represents less than 1% of the outstanding shares of common stock at April 30, 2007.
(1)	Except as otherwise indicated, and subject to community property laws where applicable, each individual has sole voting and investment power with respect to all shares owned by such individual.
(2)	The number of shares of our common stock beneficially owned by our officers and directors includes the following number of shares subject to options that are presently exercisable or exercisable within 60 days after April 30, 2007: Mr. Shifrin, 75,000; Dr. Knight, 22,000; Mr. Little, 25,000; Mr. Majors, 37,500; Dr. Peche, 29,000; Mr. Searles, 20,000; Ms. Williams, 25,000; Mr. Hayes, 26,000; Mr. Magids, 75,000; Mr. Solimine, 23,000. The number of shares beneficially owned by all of our directors and officers as a group, including the above-named directors, includes 387,500 shares subject to options that are presently exercisable or exercisable within 60 days after April 30, 2007.
(3)	Mr. Shifrin is selling 100,000 of his shares pursuant to this offering.
(4)	Mr. LaFrey holds options to purchase 50,000 shares of our common stock, none of which are exercisable within 60 days after April 30, 2007.
(5)	Includes the president and chairman of the board, if any, of each of our consolidated subsidiaries.

MATERIAL RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Compensation arrangements and stock option grants to our executive officers and directors are described in this prospectus under the heading “Management.”

Terminated Attorney-in-Fact Agreement

Prior to our acquisition of API, we, through a subsidiary, acted as API’s attorney-in-fact which could have been viewed as an affiliated transaction. However, there was no ownership between the two entities. They had separate boards of directors and their duties to each other were based on a management agreement. Pursuant to the terms of this management agreement, we performed the administrative functions related to the operations of API. We, as the attorney-in-fact, received a management fee from API for providing these services. The management fee, which was calculated as a percentage of API’s direct gross earned premiums and statutory net income including contingent management fees, was $10,965,100, $11,038,400 and $10,608,800, in 2006, 2005 and 2004, respectively. Contingent management fees were also paid based on API’s financial performance. In addition to the management fees paid to us as attorney-in-fact, API received a reimbursement of commission expenses from us as the attorney-in-fact in the amount of $375,000 each year in 2006, 2005 and 2004. As of April 1, 2007, in connection with our acquisition of API, the management agreement between the attorney-in-fact and API was terminated and replaced with an inter-company management agreement.

Advisory Services Agreement

On April 1, 2007, API entered into an Advisory Services Agreement with API Advisory, LLC (“API Advisor”), an entity formed by the nine persons who were on API’s board of directors immediately prior to April 1, 2007. API Advisor is owned by those nine persons and we do not have any ownership in API Advisor. The Advisory Services Agreement allows API to retain physician involvement in its insurance business, continue its philosophy of physicians working for physicians and ensure the provision of consulting services to API by advisors with a strong working relationship of the company. Under the terms of the Advisory Services Agreement, API Advisor provides API with advisory and consulting services. Its relationship with API is that of an independent contractor, not an attorney-in-fact, subsidiary, partner or other type of relationship.

API Advisor provides up to nine persons to serve on an advisory board of directors of API, which meets concurrently with the API board of directors. The advisory board provides advice and counsel to the API board on matters coming before the API board, but advisory board members do not have the right to vote on matters brought before the API board. As of April 1, 2007, the members of the advisory services board were Norris C. Knight, Jr., M.D., Freddie L. Contreras, M.D., Thomas Eades, M.D., Michael L. Green, Jr., M.D., Lawrence S. Pierce, M.D., Richard S. Shoberg, M.D., William J. Peche, M.D., Gregory M. Jackson, M.D. and Duane K. Boyd, Jr. We may elect one or more directors of the advisory board to the API board of directors. Currently Norris C. Knight, Jr., M.D, Lawrence S. Pierce, M.D., Richard S. Shoberg, M.D. and William J. Peche, M.D. serve on the API board of directors. Also, upon the closing of our acquisition of API, Norris K. Knight, Jr. M.D. and William J. Peche, M.D. were added to our board of directors. API Advisor assigns members of the advisory board to participate on one or more committees formed by the API board of directors.

API compensates the members of the advisory board and the committees directly based on meeting attendance. Under the terms of the Advisory Services Agreement, initial compensation for the advisory directors is $2,500 for each board meeting attended in person and $250 per hour, if attended by telephone, respectively with the same rates applicable to each committee of the board. API Advisor also retains, compensates and provides a medical director to API. The medical director, currently Dr. Jackson, is subject to the operational authority of the chief executive officer and the API board of directors.

If terminated by API, prior to December 31, 2016, other than upon a default by API Advisor or mutual agreement of the parties, API Advisor and each member of the advisory board will receive a payment of $200,000 each upon the execution by such person of a non-compete agreement in favor of API.

We maintain customary officers and directors’ liability insurance with an endorsement naming the persons designated by API Advisor to provide advisory and consulting services to API as additional insureds thereunder, with respect to their services as advisory directors of API.

Bond Portfolio Management

APS Financial manages API’s bond portfolio within the investment guidelines established by API’s board of directors, provides advisory services on key investment decisions and manages API’s investment accounting services. API pays APS Financial standard markup fees on trades of bonds. Fees paid to APS for services were $306,000 and $121,000 for the quarters ending March 31, 2007 and 2006, respectively. Fees paid to APS Financial for these services were $755,400, $654,900 and $656,500 in 2006, 2005 and 2004, respectively.

APS Asset Management, Inc.

William A. Searles and George Conwill, the chairman of the board and president, respectively, of APS Investment Services, Inc., each own one percent of the outstanding capital stock of Asset Management, and the remainder is owned by APS Investment Services, Inc. Asset Management entered into a Stock Transfer and Shareholders Agreements with Mr. Searles and Mr. Conwill that provide for the repurchase of the shares of Asset Management upon each person’s death, disability or termination of employment.

Management believes that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and our officers, directors, principal shareholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.10 per shares, and 1,000,000 shares of preferred stock, par value $1.00 per share.

Common Stock

As of April 30, 2007, there were 4,826,355 shares of common stock outstanding that were held of record by approximately 4,660 shareholders. There will be 6,826,355 shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

As of April 30, 2007, approximately 149,500 shares of common stock are reserved for issuance pursuant to our Deferred Compensation Plan and approximately 644,000 shares of common stock are reserved for issuance pursuant to our 2005 Incentive Plan. Prior to the 2005 Incentive Plan, we granted options under our 1995 Incentive and Non-Qualified Stock Option Plan (the “1995 Incentive Plan”). The 1995 Incentive Plan provided for the issuance of 1,600,000 shares of common stock to our directors and key employees. As of April 30, 2007, 1,441,000 of the approved options under the 1995 Incentive Plan have been granted, 1,173,000 shares have been exercised, 268,000 shares are exercisable and 159,000 options have been cancelled.

The holders of our common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of our board of directors, subject to the preferential dividend rights of holders of our Series A mandatorily redeemable preferred stock and any other preferential dividend rights which may be granted to holders of any preferred stock authorized and issued by the Company. In the event of liquidation, each share of common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and any liquidation preference of any outstanding preferred stock. Each holder of our common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of shareholders, including the election of directors.

Holders of our common stock have no preemptive rights and have no right to convert their common stock into any other securities. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

On May 8, 2007, our board of directors declared a cash dividend on our common stock of $0.30 to holders of record as of May 18, 2007, which was paid on June 15, 2007.

Share Repurchase Program

We announced a share repurchase program on August 17, 2004, which authorized us to purchase up to an aggregate of $2 million of our common stock. On each of December 7, 2005 and June 30, 2006, our board of directors authorized an increase of additional increments of $2 million.

In 2005, 139,107 shares were purchased, 45,195 of which were purchased in open market transactions and 93,912 of which were purchased in private transactions. In 2006, 167,482 shares were purchased, all but 39,000 of which were purchased in open market transactions. As of April 30, 2007, we had purchased a total of approximately $4.7 million (350,389 shares) in common stock under our stock repurchase plan since its announcement. In January 2007, we purchased 2,301 shares; however, no additional shares were purchased during the remainder of the first quarter of 2007 because, in connection with the acquisition of API, we suspended our share repurchase program from the time we began to solicit votes in favor of the acquisition until April 1, 2007, the effective time of the acquisition, in accordance with applicable SEC regulations.

Our open market stock repurchases are made in reliance upon Rule 10b-18 of the Exchange Act safe harbor from certain market manipulation claims for purchases by an issuer of its own common stock. Under this rule, we may not open trading in our shares, may not trade in the last thirty minutes of the trading session, may bid no more than the current bid or last trade, and may purchase no more in a single day than 25% of the average daily trading volume for the last four calendar weeks, unless certain rules for larger block trades are followed. Our stock option plan allows us to accept shares owned by an optionee immediately prior to the exercise of an option in payment for the option exercise. Substantially all of the shares acquired in private transactions in 2005 and 2006 were acquired in this manner. Additionally, we consider unsolicited offers to sell shares back to us and make a decision on purchasing them based on the price and our business needs at the time of the offer. We give priority in our repurchases to shares offered in option exercises, followed by open market purchases and finally unsolicited offers from shareholders. We do not reissue any shares acquired in repurchases, instead canceling them upon acquisition.

We have suspended our share repurchase program during this offering, in accordance with applicable SEC regulations.

The following table reflects stock repurchases under the share repurchase program during 2006 and the first four months of 2007:

Period		Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that may yet be Purchased under Plans or Programs
Jan 1, 2006	– Jan 31, 2006	20,600	13.01	20,600	1,750,000
Feb 1, 2006	– Feb 28, 2006	12,856	12.86	12,856	1,585,000
Mar 1, 2006	– Mar 31, 2006	10,800	13.28	10,800	1,442,000
Apr 1, 2006	– Apr 30, 2006	6,500	14.80	6,500	1,346,000
May 1, 2006	– May 31, 2006	7,710	14.56	7,710	1,234,000
Jun 1, 2006	– Jun 30, 2006	82,431	14.62	82,431	2,029,000
Jul 1, 2006	– Jul 31, 2006	4,711	14.39	4,711	1,961,000
Aug 1, 2006	– Aug 31, 2006	11,402	14.34	11,402	1,797,000
Sep 1, 2006	– Sep 30, 2006	1,000	17.12	1,000	1,780,000
Oct 1, 2006	– Oct 31, 2006	3,087	15.75	3,087	1,731,000
Nov 1, 2006	– Nov 30, 2006	2,500	15.63	2,500	1,692,000
Dec 1, 2006	– Dec 31, 2006	3,885	15.93	3,885	1,630,000
Jan 1, 2007	– Jan 31, 2007	2,301	15.99	2,301	1,593,000
Feb 1, 2007	– Feb 28, 2007	—	—	—	1,593,000
Mar 1, 2007	– Mar 31, 2007	—	—	—	1,593,000
Apr 1, 2007	– Apr 30, 2007	14,700	17.03	14,700	1,343,000

2005 Incentive and Non-Qualified Stock Option Plan

We adopted, with shareholder approval, the 2005 Incentive Plan. The 2005 Incentive Plan provides for the issuance of options to purchase up to an aggregate of 650,000 shares of common stock to our directors, key employees and consultants and advisors. Options to purchase a total of 498,000 shares of our common stock were granted as of April 30, 2007, 492,000 of which are currently outstanding, 285,000 of which are currently exercisable and 6,000 of which were exercised.

The maximum number of shares of common stock with respect to which options may be granted to any individual during any calendar year is 150,000. If any option expires or terminates prior to its exercise in full, the shares of our common stock allocable to the unexercised portion of such option may again be available for option grants under the 2005 Incentive Plan. The plan is administered by an administrative body, referred to as the Committee, designated by our board of directors. The board may designate itself as the Committee or appoint two or more “non-employee” and “outside” directors, within the meaning of the federal securities laws and the Internal Revenue Code of 1986, as amended (the “Code”), to serve as the Committee. Participants under the 2005 Incentive Plan are selected by the Committee upon the recommendation of our management. All employees are eligible for selection to participate in the 2005 Incentive Plan. The Committee determines the number of shares underlying options granted to any individual under the plan, and options become exercisable in the manner and within the periods specified by the Committee in its discretion. The number and kind of shares subject to the 2005 Incentive Plan can be appropriately adjusted in the event of any change in the capital structure of the Company (such as a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock).

Options granted under the 2005 Incentive Plan may either be “incentive stock options,” as defined in Section 422 of the Code, or options that are not intended to be “incentive stock options.” Options may be granted only to our employees, directors and consultants and advisors. No options may be granted under the 2005 Incentive Plan later than April 6, 2015. Any options granted under the 2005 Incentive Plan must have an exercise period of no more than ten years.

The exercise price per share for each option may not be less than the fair market value on the date of grant, as defined in the 2005 Incentive Plan. The plan provides that payment of the exercise price may be made in cash, by delivery of already owned shares of our common stock, valued at its fair market value on the exercise date, or through such cashless exercise procedures that are deemed acceptable by the Committee. Proceeds received from exercised options are used for general corporate purposes. To the extent that the aggregate fair market value (determined as of the time an option is granted) of the common stock for which any employee may have incentive stock options vest in any calendar year exceeds $100,000, such excess incentive stock options will be treated as non-qualified options.

No options are assignable or transferable by the optionee except by will or by the laws of descent and distribution or by Committee approved transfer to a “family member” as defined in the 2005 Incentive Plan. Each option is exercisable during the lifetime of an optionee only by the optionee or the optionee’s guardian or legal representative.

Upon a “Change in Control” (as defined in the 2005 Incentive Plan), dissolution or liquidation, corporate separation or division or sale of substantially all assets of the Company, the Committee may provide for (1) the continuation of the then outstanding options (if we are the surviving corporation), (2) the assumption of the 2005 Incentive Plan and the then outstanding options by the surviving entity or its parent, (3) the substitution by the surviving entity or its parent of options with substantially similar terms as the then outstanding options, (4) the cancellation of outstanding options for a cash payment equal to the in-the-money value thereof or (5) the cancellation of outstanding options without payment of consideration. If exercisable options are cancelled without payment, the option holder would have the right to exercise such options before such cancellation. In connection with the alternatives described above, the Committee may in its discretion accelerate unexercisable options.

Our board of directors, subject to certain exceptions, may suspend, terminate or amend the 2005 Incentive Plan at its discretion.

The following stock option awards have been made under the 2005 Incentive Plan as of April 30, 2007: Mr. Shifrin, 35,000 shares; Mr. LaFrey, 50,000 shares; Mr. Magids, 35,000 shares; Mr. Hayes, 15,000 shares; Mr. Solimine, 10,000 shares; Mr. Searles, 22,000 shares; all executive officers as a group, 182,000 shares; all directors, who are not executive officers, as a group, 136,000 shares; and all employees, including current officers who are not executive officers, as a group, 73,000 shares. Also, in connection with the establishment of API’s Advisory Board, we issued options to purchase 148,000 shares of common stock to the directors of API immediately prior to the acquisition, which includes options granted to Dr. Knight and Dr. Peche.

No determination has been made with respect to future recipients of options under the 2005 Incentive Plan and it is not possible to specify the names or positions of the persons to whom options may be granted, or the number of shares, within the limitations of the 2005 Incentive Plan, to be covered by such options.

Under currently applicable provisions of the Code, an optionee will not be deemed to receive any income for federal income tax purposes upon the grant of any option under the 2005 Incentive Plan, nor will we be entitled to a tax deduction at that time. Upon the exercise of a non-incentive option, the optionee will be deemed to have received ordinary income in an amount equal to the difference between the exercise price and the market price of the shares on the exercise date. We will be allowed an income tax deduction equal to the excess of market value of the shares on the date of exercise over the cost of such shares to the optionee. No income will be recognized by the optionee at the time of exercise of an incentive stock option. If the stock is held at least one year following the exercise date and at least two years from the date of grant of the option, the optionee will realize a capital gain or loss upon sale, measured as the difference between the exercise price and the sale price. If both of these holding period requirements are not satisfied, ordinary income tax treatment will apply to the amount of gain at sale or exercise, whichever is less. If the actual gain exceeds the amount of ordinary income, the excess will be considered short-term or long-term capital gain depending on how long the shares are actually held. No income tax deduction will be allowed by us with respect to shares purchased by an optionee upon the exercise of an incentive stock option, provided such shares are held for the required periods as described above.

Under the Code, an option will generally be disqualified from receiving incentive stock option treatment if it is exercised more than three months following termination of employment. However, if the optionee is disabled, such statutory treatment is available for one year following termination. If the optionee dies while employed by us or within three months thereafter, the statutory time limit is waived altogether. In no event do these statutory provisions extend the rights to exercise an option beyond those provided by its terms.

Deferred Compensation Plan

We have participated in a Deferred Compensation Plan since December 2004, which enables us to have flexibility in compensating directors, key employees and consultants and advisors through ownership of our common stock. When shares granted become eligible for withdrawal by plan participants, we will purchase the shares in the open market or issue them from our authorized but not issued or outstanding shares of common stock. In 2006, a total of 16,079 shares were awarded, for which we recorded an expense of $260,000. In the first three months of 2007, 24,032 shares were awarded, for which we recorded an expense of $417,000.

Shareholder Rights Plan

We have adopted a shareholder rights plan that requires us to distribute one preferred share purchase right (a “Preferred Right”) as a dividend on each outstanding share of our common stock upon the occurrence of certain events. Shareholder rights plans such as this are commonly referred to as “poison pills.”

Each Preferred Right entitles the record holder to purchase from us, upon the occurrence of triggering events specified in the plan, one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $1.00 per share (a “Preferred Share”), at a price of $20 per one one-thousandth of a Preferred Share, subject to adjustment. Generally, each one one-thousandth of a Preferred Share will have rights at least as favorable as one share of our common stock. The rights to acquire the Preferred Shares will be exercisable upon the earlier of (a) the date specified by resolution of the board of directors following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of our outstanding common stock or (b) the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of our outstanding common stock. The objective of the rights plan is to reduce the risk of an unwanted takeover, which increases the likelihood that our shareholders will receive the long-term value of their investment.

The Preferred Rights expire on August 15, 2009, unless they are earlier redeemed or exchanged by the Company, as described in the shareholder rights plan.

Series A Redeemable Preferred Stock

Our board of directors has established and provided for the issuance of a series of preferred stock, designated as the “Series A redeemable preferred stock,” which consists initially of 10,500 authorized shares. The shares of Series A redeemable preferred stock were authorized and issued in connection with the API acquisition. As of April 30, 2007, there were approximately 10,198 shares of our Series A redeemable preferred stock, par value $1.00 per share, outstanding, that were held of record by approximately 2,300 shareholders.

Holders of Series A redeemable preferred stock are entitled to cumulative dividends thereon at the rate of 3% per annum payable on the remaining redemption value per share, in priority to the payments of dividends on the common shares. Holders of Series A redeemable preferred stock have no preemptive rights and have the same voting rights as the holders of our common stock. The shares are non-certificated and mandatorily redeemable. They will be redeemed ratably at $1 million per year, with all remaining outstanding shares being redeemed by December 31, 2016. In the event of any liquidation, the holders of Series A redeemable preferred stock receive an amount equal to the remaining redemption value plus accrued dividends before any distribution is made to the holders of our common stock. On May 8, 2007, our board declared its intention to make a payment to redeem, ratably, $1 million of our Series A redeemable preferred stock, together with the required cash dividend equal to 3% per annum per share of the outstanding redemption value of the Series A redeemable preferred stock, to holders of record as of May 18, 2007. The redemption and dividend payments were made on June 1, 2007.

Furthermore, in connection with the API acquisition, pursuant to its regulatory authority, the Texas Department of Insurance has required us to place $2.5 million into an escrow account with a bank, to remain in escrow until the aggregate remaining redemption and dividend obligation is less than the amount of such escrow balance. We have agreed that no early withdrawals will be made from this escrow account without prior approval from the Texas Department of Insurance.

Authorized Preferred Stock

Our charter documents allow our board of directors to create new series of preferred stock and to designate the rights and preferences of each series. Any new series of preferred stock issued by us would likely have dividend, liquidation, voting or other rights that are superior to the rights of our common shareholders.

Anti-Takeover Considerations

Certain anti-takeover provisions applicable to the governance of the Company, including the ability of our board of directors to create new series of preferred stock, could prevent or delay an acquisition of our business at a premium price or at all. Some of these provisions are contained in our articles of incorporation as well as in a shareholder rights plan adopted by the Company. Others are contained in the Texas statutory law governing corporations. These provisions may have the effect of delaying, making more difficult or preventing a change in control or acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with us.

Articles of Incorporation

Our articles of incorporation provide that we may not engage in certain business combinations with a corporation, subsidiary of a corporation, person or other entity which is the beneficial owner, directly or indirectly, of 20% or more of our outstanding voting shares unless either certain requirements are first satisfied or the transaction is approved by the affirmative vote of no less than two-thirds of the shares of our common stock present in person or by proxy at a meeting where at least 80% of our common shares are represented (in person or by proxy).

Shareholder Rights Plan

Under our shareholder rights plan described above, each outstanding share of common stock has attached to it one purchase right, referred to as a Preferred Right. Each Preferred Right entitles its holder to purchase from us a unit consisting of one one-thousandth of a share of Series A junior participating preferred stock at a price subject to adjustment. This could prevent or delay a change in control of the Company. The Preferred Rights expire on August 15, 2009, unless they are earlier redeemed or exchanged by the Company, as described in the shareholder rights plan.

Texas Anti-Takeover Law

Articles 13.01 through 13.08 of the Texas Business Corporations Act provide that a Texas corporation may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an “affiliated shareholder” (generally defined as the holder of 20% or more of the corporation’s voting shares) for a period of three years from the date such person became an affiliated shareholder unless (i) the business combination or purchase or acquisition of shares made by the affiliate shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or (ii) the business combination was approved by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder. Neither our articles of incorporation nor our bylaws contain any provision expressly providing that we will not be subject to the Texas anti-takeover statute. The Texas anti-takeover statute may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if such event(s) would be beneficial to our shareholders.

In addition to the Texas anti-takeover statute, Texas insurance laws also contain provisions that discourage acquisition proposals and may delay or prevent transactions affecting insurance companies. For more information, see “Business—Government Regulation—Insurance Services.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock and is referred to as the Transfer Agent.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “AMPH.” We will use our reasonable best efforts to cause the shares of common stock sold in this offering to be approved for listing on the Nasdaq Capital Market, subject to official notice of issuance.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

Circular 230 Notice

The tax discussion contained in this document is not given in the form of a covered opinion within the meaning of Circular 230 issued by the U.S. Secretary of the Treasury. Thus, we are required to inform you that you cannot rely upon any advice contained in this document for the purpose of avoiding U.S. federal tax penalties. The tax discussion contained in this document was written to support the promotion or marketing of the transactions or matters described in this document. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

General

The following summary discusses the material U.S. federal income and estate tax consequences of the ownership of our common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion assumes that a Non-U.S. Holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules that may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” individuals who are U.S. expatriates, and partnerships or other pass-through entities, that are subject to special treatment under the Code, are not described herein. Those individuals or entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income and estate tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the U.S. federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock should consult their tax advisors about their U.S. tax consequences.

As used herein, a Non-U.S. Holder of our common stock means a beneficial owner that is an individual, corporation, trust or estate other than (1) an individual citizen or resident of the United States, (2) a corporation or business entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) that is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons has the authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends

Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain Internal Revenue Service (the “IRS”), certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of our common stock who wishes to claim an exemption from, or reduction in, withholding under the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required (a) to complete IRS Form W-8BEN (or successor form) and certify under penalties of perjury that such holder is a Non-U.S. Holder and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy certain relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of our common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS on a timely basis.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (3) we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock. We believe we are not a U.S. real property holding corporation and we do not anticipate becoming one in the future.

An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

U.S. Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information for Reporting and Backup Withholding

Our company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless applicable certification requirements are met or such holder establishes another exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock paid within the United States or through certain U.S. related financial intermediaries, unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person), or the beneficial owner establishes another exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could reduce then prevailing market prices. Furthermore, since a substantial number of our shares are subject to a lock-up as described below, sales of substantial amounts of our common stock in the public market after the lock-ups expire could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, based on shares outstanding at April 30, 2007, we will have outstanding an aggregate of 6,826,355 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, and approximately 9,198 shares of Series A redeemable preferred stock. All of these shares are freely transferable without restriction or further registration under the Securities Act, except for shares held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, approximately 2 million shares of our common stock and approximately 10,198 shares of our Series A redeemable preferred stock issued in the API acquisition, which are subject to a lock-up agreement, and all of the common stock held by our directors and executive officers, which also are be subject to a lock-up arrangement as described below.

The outstanding shares subject to lock-up arrangements will be available-for-sale in the public market as follows:

•

1,982,499 additional shares will be eligible for sale upon the expiration of the lock-up agreement at the close of business on September 28, 2007 with respect to the shares issued in the API acquisition; and

•	584,211 additional shares will be eligible for sale upon the expiration of the 180-day lock-up agreements, with respect to our executives and directors.

Rule 144

Shares of our common stock that were issued without registration under the Act (“restricted securities”) or are held by an “affiliate” of ours (“control securities”) are not freely tradeable under the Securities Act and cannot be resold without registration under the Act or pursuant to Rule 144 promulgated thereunder.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including any affiliate of the Company, who beneficially owns restricted securities for a period of at least one year is entitled to sell within any three-month period shares equal in number to the greater of (i) 1% of the then outstanding shares of the same class of shares, or (ii) the average weekly trading volume of the same class of shares during the four calendar weeks preceding the filing of the required notice of sale with the SEC. The seller must also comply with the notice and manner of sale requirements of Rule 144, and there must be current public information available about the Company. In addition, any person (or persons whose shares must be aggregated) who is not, at the time of sale, nor during the preceding three months, an affiliate of the Company, and who has beneficially owned restricted shares for at least two years, can sell such shares under Rule 144 without regard to the notice, manner of sale, public information or the volume limitations described above. In addition, any affiliate of the Company may sell securities that are not restricted securities if the affiliate complies with the volume, notice and manner of sale restrictions of Rule 144.

Stock Options

In addition to the 6,826,355 shares of common stock outstanding immediately after this offering, as of April 30, 2007, there were outstanding options to purchase 760,000 shares of our common stock, of which approximately 153,100 are exerciseable prior to December 31, 2007 and not subject to a lock-up. The common stock that may be issued upon exercise of these options has been registered on Form S-8. Accordingly, shares of our common stock registered on such registration statement will be available-for-sale in the open market upon exercise by the holders, subject to vesting restrictions and contractual lock-up restrictions, as described below.

Lock-Up Agreements

API Acquisition

The shares of our common stock and Series A redeemable preferred stock issued in the API acquisition are subject to a 180-day lock-up period that commenced on April 1, 2007, during which time the common and preferred shares issued by us in the acquisition are being held in escrow such that the shares cannot be traded for 180 days. The lock-up period will expire at the close of business on September 28, 2007, after which these shares will be freely tradeable without restriction, except for shares held or acquired by an “affiliate.”

This Offering

In connection with this offering, all of our directors and executive officers, certain other officers and the selling shareholder of the company entered into lock-up agreements with the underwriters of this offering. Pursuant to these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of common stock may not, directly or indirectly offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Raymond James & Associates, Inc. for a period of 180 days from the date of this prospectus, other than 84,500 options exercisable into shares which are subject to the lock-up for 90 days from the date of this prospectus.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. Raymond James is acting as the representative of the underwriters. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase from us and the selling shareholder the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
Raymond James & Associates, Inc.	1,470,000
Morgan Keegan & Company, Inc.	630,000

Total	2,100,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to buy up to 315,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they each will purchase additional shares approximately in proportion to the amounts specified in the table above. Additional shares will be purchased from the Company only, and not pro rata with the selling shareholder.

Commissions and Discounts

The following table summarizes the underwriting discounts and commissions that we and the selling shareholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock. The underwriting fee is the difference between the price to the public and the amount the underwriters pay to us and the selling shareholder for the shares.

	Discounts and Commissions Per Share		Discounts and Commissions Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Paid by us	$0.99	$0.99	$1,980,000	$2,291,850
Paid by selling shareholder	$0.99	$0.99	$99,000	$99,000

The representative of the underwriters has advised us that the underwriters propose to offer the shares of our common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.10 per share. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $546,900 (excluding underwriting discounts and commissions). The selling shareholder will not pay any of the registration expenses. The selling shareholder may be deemed an “underwriter” within the meaning of the Securities Act and may be subject to certain statutory liabilities of the Securities Act.

Lock-up Agreements

We, all of our directors and executive officers, certain other of our officers and the selling shareholder have agreed that, without the prior written consent of Raymond James, we and they will not directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing. These restrictions generally expire 180 days after the date of this prospectus; provided, however, that the restrictions will expire 90 days after the date of this prospectus as to a total of 84,500 options to purchase shares.

The applicable restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the applicable restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Raymond James.

Raymond James, in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release our common stock and other securities from lock-up agreements, Raymond James will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Price Stabilization, Short Positions

Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase our common shares.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid, which occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

In connection with this offering, one or both of the underwriters may also engage in passive market making transactions in the common stock on the Nasdaq Capital Market. Passive market making consists of displaying bids on the Nasdaq Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of the net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Affiliations

Certain of the underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. Raymond James represented American Physicians Insurance Exchange in our acquisition of API and received approximately $237,500 in fees and expenses for those services.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

Akin, Gump, Strauss, Hauer & Feld, L.L.P. will provide us with an opinion as to the validity of the common stock offered under this prospectus.

Morris, Manning & Martin, LLP, Atlanta, Georgia, will pass upon certain legal matters related to this offering for the underwriters.

EXPERTS

The consolidated financial statements and schedule of American Physicians Service Group, Inc. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of American Physicians Insurance Exchange, now known as American Physicians Insurance Company, or API, as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included in this prospectus and the related financial statement schedules included elsewhere in this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov.

Copies of the our documents may also be obtained without charge from us on the internet at www.amph.com, under the “Investor Relations” section, or by contacting American Physicians Service Group, Inc., 1301 S. Capital of Texas Highway, Suite C-300, Austin, Texas 78746, (512) 328-0888.

(Schedules other than those listed are omitted for the reason that they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.)

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2007	December 31, 2006
	(In thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$4,827	$4,242
Cash—restricted	6,866	1,880
Trade receivables, net	51	1
Notes receivable—current	720	817
Management fees and other receivables	1,484	2,932
Deposit with clearing organization	501	501
Investment in available-for-sale fixed income securities—current	14,233	14,746
Net deferred income tax asset	117	129
Prepaid expenses and other	485	686

Total current assets	29,284	25,934

Notes receivable, less current portion	279	—
Property and equipment, net	520	556
Investment in available-for-sale securities:
Equity	3,824	4,403
Fixed income	881	1,890
Restricted fixed income	2,498	—
Net deferred income tax asset	1,844	1,192
Goodwill	1,247	1,247
Other assets	1,229	1,054

Total Assets	$41,606	$36,276

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS, continued

(unaudited)

(In thousands, except share data)	March 31, 2007	December 31, 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,302	$2,228
Accrued incentive compensation	533	2,279
Accrued expenses and other liabilities	2,077	1,920
Federal income tax payable	498	136
Deferred gain—current	258	124

Total current liabilities	10,668	6,687

Total liabilities	10,668	6,687

Minority interests	21	21
Commitments and contingencies

Shareholders’ Equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued or outstanding	—	—
Preferred stock, Series A redeemable, $1.00 par value, 10,500 shares authorized, none issued or outstanding	—	—
Common stock, $0.10 par value, shares authorized 20,000,000; 2,858,556 and 2,817,746 issued and outstanding at 03/31/07 and 12/31/06, respectively	286	282
Additional paid-in capital	9,432	7,944
Retained earnings	21,016	21,111
Accumulated other comprehensive income, net of taxes	183	231

Total shareholders’ equity	30,917	29,568

Total Liabilities and Shareholders’ Equity	$41,606	$36,276

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)	Three Months Ended March 31,
	2007	2006
Revenues:
Insurance services	$3,657	$3,655
Financial services	5,216	3,578

Total revenues	8,873	7,233

Expenses (Income):
Insurance services	3,823	2,754
Financial services	4,437	3,285
General and administrative	777	518
Gain on sale of assets	(5)	—

Total expenses	9,032	6,557

Operating income (loss)	(159)	676
Gain on investments	84	7
Loss on impairment of investment	(423)	—

Income (loss) from operations before,income taxes and minority interest	(498)	683
Interest income	334	197
Other income	19	6
Income tax expense (benefit)	(49)	323
Minority interests	(1)	1

Net income (loss)	$(95)	$562

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS, continued

(Unaudited)

(In thousands, except per share amounts)
	Three Months Ended March 31,
	2007	2006
Net income (loss) per common share

Basic:
Net income (loss)	$(0.03)	$0.20

Diluted:
Net income (loss)	$(0.03)	$0.19

Basic weighted average shares outstanding	2,822	2,762

Diluted weighted average shares outstanding	2,822	2,909

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2007	2006
Cash flows from operating activities:
Net income (loss)	$(95)	$562
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	86	106
Extinguishment of debt and other	77	108
Common stock awarded	915	102
Deferred compensation	540	23
Gain on sale of assets	(5)	—
Deferred gain on sale of building	—	(141)
Gain on investment	(9)	(7)
Impairment of investment	423	—
Excess tax benefits from stock-based compensation	(71)	—
Deferred income tax	(640)	139
Changes in operating assets and liabilities:
Trade receivables	(50)	(275)
Trading account securities	—	(90)
Income tax payable	433	(63)
Management fees & other receivables	1,448	2,201
Prepaid expenses & other assets	126	(344)
Deferred income	139	—
Trade payables	88	115
Other long-term assets	(198)	—
Accrued expenses & other liabilities	(1,612)	(604)

Net cash provided by operating activities	1,595	1,832
Cash flows used in investing activities:
Capital expenditures	(29)	(57)
Proceeds from the sale of available-for-sale equity and fixed income securities	6,590	2,741
Purchase of available-for-sale equity securities	(7,426)	(3,987)
Funds loaned to others	(275)	(243)
Collection of notes receivable	16	10

Net cash used in investing activities	(1,124)	(1,536)
Cash flows from (used in) financing activities:
Exercise of stock options	80	64
Purchase and cancellation of treasury stock	(37)	(577)
Excess tax benefits from stock-based compensation	71	3

Net cash provided by (used in) financing activities	114	(510)

Net change in cash and cash equivalents	585	(214)
Cash and cash equivalents at beginning of period	4,242	6,680

Cash and cash equivalents at end of period	$4,827	$6,466

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the three months ended March 31, 2007

(Unaudited)

(In thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Comprehensive Income (loss)	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total Shareholders’ Equity
Balance December 31, 2006	$282	$7,944	$21,111	$—	$231	$—	$29,568

Comprehensive income:
Net income (loss)	—	—	(95)	(95)	—	—	(95)
Other comprehensive income:
Unrealized loss on securities, net of taxes of ($25)	—	—	—	(48)	(48)	—	(48)

Comprehensive income:	—	—	—	$(143)	—	—	—

Stock options exercised	1	79	—	—	—	—	80
Stock options expensed	—	915	—	—	—	—	915
Tax benefit from exercise of stock options	—	71	—	—	—	—	71
Treasury stock purchases	—	—	—	—	—	(37)	(37)
Cancelled treasury stock	—	(37)	—	—	—	37	—
Stock awarded	3	460	—	—	—	—	463

Balance March 31, 2007	$286	$9,432	$21,016	$—	$183	$—	$30,917

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED

MARCH 31, 2007 AND 2006

(UNAUDITED)

1. GENERAL

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. The consolidated financial statements as of and for the three month period ended March 31, 2007 and 2006 reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Such adjustments consist of only items of a normal recurring nature. These consolidated financial statements have not been audited by our independent registered public accounting firm. The operating results for the interim periods are not necessarily indicative of results for the full fiscal year.

The notes to consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities Exchange Commission should be read in conjunction with this quarterly financial information. There have been no significant changes in the information reported in those notes other than from normal business activities.

2. MANAGEMENT’S ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONTINGENCIES

We are involved in various claims and legal actions that have arisen in the ordinary course of business. Management believes that any liabilities arising from these actions will not have a significant adverse effect on our financial condition or results of operations.

4. GAIN ON INVESTMENTS

The gain in 2007 represents the receipt of cash in payment for a note that had been written off as uncollectible in 2005 together with a gain of approximately $9,000 on the sale of an available-for-sale equity security. The gain in 2006 represents a small gain on the sale of an available-for-sale fixed income security.

5. LOSS ON IMPAIRMENT OF INVESTMENT

The loss recorded in the first quarter of 2007 represents a write-down of our investment in Financial Industries (“FIC”) common stock, having previously resolved that declines in FIC’s stock price will be considered to be “other than temporary” as defined in Statements of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, as amended. Our policy in regards to our investment in FIC is that we will record pretax charges to earnings should the common stock price on the last day of each interim or annual period fall below the adjusted cost basis of our investment in FIC. In the first three months of 2007, that charge totaled $423,000, calculated by multiplying the total number of FIC shares we own (385,000) by the change in our adjusted basis in FIC common stock at December 31, 2006 ($7.60 per share) and its fair market value at March 31, 2007 ($6.50 per share). While we continue to have the ability and the intent to hold the stock indefinitely, we concluded that the additional uncertainty created by FIC’s late SEC filings, together with the lack of its current financial information, dictated that the current quarter decline should be viewed as other than temporary. We will continue to monitor and evaluate the situation at FIC.

6. CASH—RESTRICTED

Restricted cash represents cash deposits advanced from customers for trade claim transactions that do not close by the end of the period. It occurs when a customer remits payment for a transaction by check instead of via wire transfer. As checks of this size normally take several business days to clear, we ask our customers to pay in advance for transactions expected to close in the near future. At the time of receipt, Cash—Restricted and Accounts Payable are increased for an equal amount as no part of this cash is ours until the transaction closes.

7. RESTRICTED AVAILABLE-FOR-SALE FIXED INCOME SECURITIES

As a result of the merger between us and American Physicians Insurance Exchange (“APIE”), the Texas Department of Insurance required that funds be set aside in an escrow account with a bank to remain until the aggregate remaining redemption obligation of our Series A redeemable preferred stock is less than the amount of the escrow balance, with no withdrawals to be made from this escrow account without prior approval from the Texas Department of Insurance. Accordingly, in March 2007 we set up an escrow account funded by the purchase of a fixed income security in March 2007 in the amount of $2,498,000 paying 5% interest and maturing in March 2008.

8. INVESTMENT IN AVAILABLE-FOR-SALE EQUITY SECURITIES

A portion of this balance sheet account is comprised of our investment in FIC common stock. As mentioned in Note 5 above, during the three months ended March 31, 2007, we recognized “other than temporary” impairment losses and, accordingly, our cost basis in the 385,000 shares of FIC common stock we own has been reduced from $7.60 per share at December 31, 2006 to $6.50 per share at March 31, 2007. The effect of any “other than temporary” impairment loss is to reclassify from accumulated other comprehensive income (loss) the unrealized loss to realized loss in the statement of operations. We classify all of these shares as securities available-for-sale and record temporary unrealized changes in their value, net of tax, in our balance sheet as part of Accumulated Other Comprehensive Income (Loss) in Stockholders’ Equity. Changes in their fair market value deemed to be “other than temporary” are charged to earnings in the period that the determination was made. No impairment charges were necessary for the three month period ended March 31, 2006.

9. INVESTMENT IN AVAILABLE-FOR-SALE FIXED INCOME SECURITIES

We have invested primarily in U.S. government-backed securities with maturities varying from one to two years, as well as three corporate bonds with Standard and Poor’s ratings of no lower than B.

10. OTHER LONG TERM ASSETS

In April 2007 we completed a strategic merger with APIE. The merger took effect on April 1, 2007. Until then, we accounted for this transaction consistent with Statement of Financial Standards No. 141, Business Combinations, whereby direct costs of the business combination are capitalized and become part of the total purchase price. As of March 31, 2007, we had capitalized a total of $931,000, comprised primarily of legal, accounting, auditing and tax consulting fees incurred by us related to this transaction.

11. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consists of the following:

	March 31 2007	December 31 2006
Commissions payable	$1,624,000	$1,239,000
Taxes payable	154,000	161,000
Vacation	170,000	170,000
401(k) plan matching	79,000	213,000
Other accrued liabilities	50,000	137,000

	$2,077,000	$1,920,000

12. NET INCOME (LOSS) PER SHARE

Basic income (loss) per share is based on the weighted average shares outstanding without any dilutive effects considered. Diluted income per share reflects dilution from all contingently issuable shares, such as options and convertible debt. A reconciliation of income (loss) and weighted average shares outstanding used in the calculation of basic and diluted income (loss) per share from operations follows:

	For the Three Months Ended March 31, 2007
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Net loss	$(95,000)	2,822,000	$(0.03)

Diluted EPS
Effect of dilutive securities	—	—

Net loss	$(95,000)	2,822,000	$(0.03)

	For the Three Months Ended March 31, 2006
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Net income	$562,000	2,762,000	$0.20

Diluted EPS
Effect of dilutive securities	—	147,000

Net income	$562,000	2,909,000	$0.19

13. SEGMENT INFORMATION

The Company’s segments are distinct by type of service provided. Comparative financial data for the three month period ended March 31, 2007 and 2006 are shown as follows:

	Three Months Ended March 31,
	2007	2006
Operating Revenue:
Insurance services	$3,657,000	$3,655,000
Financial services	5,216,000	3,578,000
Corporate	—	2,100,000

Total Segment Revenues	$8,873,000	$9,333,000

Reconciliation to Consolidated Statement of Operations:
Total segment revenues	$8,873,000	$9,333,000
Less: Intercompany dividends	—	(2,100,000)

Total Revenues	$8,873,000	$7,233,000

Operating Income (Loss)
Insurance services	$(166,000)	$901,000
Financial services	779,000	293,000
Corporate	(772,000)	(518,000)

Total segments operating income (loss)	(159,000)	676,000
Gain on investments	84,000	7,000
Loss on impairment of investment	(423,000)	—

Income (loss) from operations before interest, income taxes and minority interest	(498,000)	683,000
Interest income	334,000	197,000
Other gain	19,000	6,000
Income tax expense (benefit)	(49,000)	323,000
Minority interest	(1)	1

Net income (loss)	$(95,000)	$562,000

14. STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123 (R)). The standard amends SFAS 123, Accounting for Stock-Based Compensation, and concludes that services received from employees in exchange for stock-based compensation results in a cost to the employer that must be recognized in the financial statements. The cost of such awards should be measured at fair value at grant date.

On January 1, 2006 we adopted SFAS No. 123R. We use the Black-Scholes-Merton option-pricing model to determine the fair value of stock-based awards, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. We have elected the modified prospective transition method as permitted by SFAS No, 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. SFAS No. 123R requires that stock-based compensation be recorded for all new and unvested stock options expected to vest as the requisite service is rendered beginning January 1, 2006, the first day of our 2006 fiscal year. Stock-based compensation expense for awards granted on or before December 31, 2005, but unvested as of that date, is based on the grant date fair value as determined under the pro forma provisions of SFAS No. 123. For the three months ended March 31, 2007 we recorded compensation cost related to stock options of $915,000 and a related reduction in income taxes of $311,000. The compensation cost is the total fair value, at date of grant, of shares that vested during the three month period. No compensation costs were capitalized in the three month period ended March 31, 2007.

During the three month period ended March 31, 2007, 17,000 options were exercised with an intrinsic value of $209,000. We received proceeds of $80,000 from the exercise of these options during the three month period ended March 31, 2007. Based on unvested options outstanding at March 31, 2007 compensation costs to be recorded in future periods are expected to be recognized as follows: 2007, $299,000; 2008, $399,000; 2009, $170,000 and 2010, $14,000.

We have adopted, with shareholder approval, the “2005 Incentive and Non-Qualified Stock Option Plan” (“Incentive Plan”). The Incentive Plan provides for the issuance of up to 650,000 shares of common stock to our directors and key employees. A total of 498,000 of these options have been granted as of March 31, 2007 and 152,000 are available for grants. Of those granted, 6,000 shares have been exercised, 285,000 options are exercisable and 207,000 are not yet exercisable. The previous plan, the “1995 Incentive and Non-Qualified Stock Option Plan”, provided for the issuance of 1,600,000 shares of common stock to our directors and key employees. All of the approved options have been granted as of March 31, 2007, 1,173,000 shares have been exercised, 268,000 shares are exercisable and 159,000 options have been cancelled. Upon the exercise of an option we issue the shares from our authorized, but un-issued shares.

The exercise price for each non-qualified option share is determined by the Compensation Committee of the Board of Directors (“the Committee”). The exercise price of a qualified incentive stock option has to be at least 100% of the fair market value of such shares on the date of grant of the option. We made an exception to this pricing policy on the recent grants to our new advisory board members, as the price had been contractually agreed upon before the grant date. Under the Plans, option grants are limited to a maximum of ten-year terms; however, the Committee has issued all currently outstanding grants with five-year terms. The Committee also determines vesting for each option grant, traditionally vested over two years beginning one year from the date of grant for directors and vested over three years beginning one year from the date of grant for non-director employees.

Presented below is a summary of the stock options held by our employees and our directors and the related transactions for the three months ended March 31, 2007.

	Three Months Ended March 31, 2007
	Shares	Weighted Average Exercise Price
Balance at Beg. of Period	467,000	$9.96
Options granted	310,000	15.73
Options exercised	(17,000)	4.86
Options forfeited/expired	—	—

Balance at end of period	760,000	$12.42

Options exercisable	553,000	$10.74

The weighted average grant date fair value of Company stock options granted is $5.23 per option for the three months ended March 31, 2007. The fair value of the options was calculated using the Black-Scholes-Merton option pricing model with the following assumptions:

	Three months ended March 31, 2007
Expected option term:	3.7	years
Expected volatility	.319%
Expected dividend yield	1.73%
Risk-free rate of return	4.42%

The expected volatility assumptions we used are based on the historical volatility of our common stock over the most recent period commensurate with the estimated expected life of our stock options, such estimated life being based on the historical experience of our stock option exercises. The following table summarizes the Company’s options outstanding and exercisable options at March 31, 2007:

Stock Options Outstanding				Stock Options Exercisable
Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Average Remaining Contractual Life	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Average Remaining Contractual Life
760,000	$12.42	$3,964,000	3.6 yrs.	553,000	$10.74	$3,815,000	3.1 yrs.

(1)	Based on the $17.64 closing price of our stock at March 31, 2007.

15. ACQUISITION OF API

On April 1, 2007, we acquired all of the issued and outstanding stock of American Physicians Insurance Company (“API”), the stock company formed as a result of the demutualization of API, in a business combination which will be accounted for using the purchase method of accounting. The acquisition was done for the purpose of increasing shareholder value through greater financial strength and increased growth potential. Combining the revenues, assets and equity of the two entities should make us more visible in the public markets, increase our borrowing, buying, marketing and recruitment power, and enhance our ability to compete in a consolidating industry. Results of operations of API will be included with those of the Company commencing as of the acquisition date. The total purchase price was $45,140,000 and consisted of consideration of $35,000 in cash and 1,982,499 shares of the Company’s common stock, valued at an average closing price of $17.635, or $34,961,000 in aggregate, 10,197.95 shares of preferred stock valued at $9,179,000, plus costs to complete the acquisition of $ 965,000.

The foregoing purchase price allocation is of a preliminary nature and will be finalized upon the analysis of all relevant information related to the net assets acquired.

During the first quarter of 2007, we earned fees totaling $ 3,718,000 from API.

The purchase price will be allocated to the balance sheet of API as follows:

(In thousands)
ASSETS	3-31-07
Investments:
Fixed maturities available for sale, at fair value	$145,354
Equities securities, at fair value	6,851
Short-term investments	177
Other invested assets	1,671

Total investments	154,053

Cash and cash equivalents	9,910
Accrued investment income	793
Premium, maintenance fees and receivables	14,647
Other amounts receivable under reinsurance contracts	1,373
Reinsurance recoverables on paid & unpaid loss and loss adjustment expenses	26,950
Prepaid reinsurance premiums	311
Deferred policy acquisition costs	2,404
Deferred tax asset	4,807
Subrogation recoverables	412
Other assets	358

Total assets	$216,018

LIABILITIES AND SHAREHOLDERS’ EQUITY	3-31-07
Liabilities:
Reserve for losses and loss adjustment expenses	$116,227
Unearned premiums and maintenance fees	36,516
Reinsurance premiums payable	253
Funds held under reinsurance treaties	11,112
Amounts withheld or retained by the Exchange	1,360
Federal income taxes payable	2,263
Other liabilities	3,147

Total Liabilities	170,878
Purchase Price	45,140

Total	$216,018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

American Physicians Service Group, Inc.

Austin, Texas

We have audited the accompanying consolidated balance sheets of American Physicians Service Group, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2006. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Physicians Service Group, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

As discussed in Note 13 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (R), Share Based Payment.

BDO Seidman, LLP

Houston, Texas

March 26, 2007

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands)
	Year Ended December 31,
	2006	2005	2004
Revenues:
Insurance services	$15,555	$15,514	$15,316
Financial services	16,805	18,459	16,705

Total revenues	32,360	33,973	32,021

Expenses (Income):
Insurance services	11,262	10,262	9,968
Financial services	15,145	16,263	14,538
General and administrative	2,128	2,737	2,227
Gain on sale of assets	(29)	(134)	(56)

Total expenses, net	28,506	29,128	26,677

Operating income	3,854	4,845	5,344
Gain on investments (Note 6)	259	3,160	245
Loss on impairment of investments (Note 6)	(19)	(217)	(2,567)
Gain on extinguishment of debt	—	24	75

Income from operations before interest, income taxes, minority interests and equity in earnings of unconsolidated affiliates	4,094	7,812	3,097
Interest income	915	587	365
Other income	49	124	15
Interest expense	19	10	7
Income tax expense (Note 11)	1,839	3,039	1,317
Minority interests	6	14	1

Net income	$3,194	$5,460	$2,152

(In thousands, except per share amounts)
	Year Ended December 31,
	2006	2005	2004
Net income per common share:

Basic:
Net income	$1.15	$2.03	$0.85

Diluted:
Net income	$1.09	$1.86	$0.76

Basic weighted average shares outstanding	2,774	2,688	2,545

Diluted weighted average shares outstanding	2,933	2,931	2,838

See accompanying notes to condensed consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)
	December 31,
	2006	2005
ASSETS
Current Assets:
Cash and cash equivalents	$4,242	$6,231
Cash—restricted (Note 2)	1,880	449
Trade receivables, net	1	42
Notes receivable (Note 4)	817	599
Management fees and other receivables	2,932	3,192
Deposit with clearing organization	501	501
Investment in available-for-sale fixed income securities—current	14,746	9,662
Deferred income taxes	129	355
Prepaid expenses and other	686	632

Total current assets	25,934	21,663

Notes receivable, less current portion (Note 4)	—	326
Property and equipment, net (Note 7)	556	687
Investment in available-for-sale securities:
Equity	4,403	5,017
Fixed Income	1,890	3,584
Deferred income taxes	1,192	686
Goodwill	1,247	1,247
Other assets	1,054	295

Total assets	$36,276	$33,505

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONSOLIDATED BALANCE SHEETS, continued

(In thousands, except share data)
	December 31,
	2006	2005
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,228	$736
Accrued incentive compensation	2,279	2,595
Accrued expenses and other liabilities (Note 8)	1,920	1,912
Federal income tax payable	136	71
Deferred gain—current	124	469

Total current liabilities	6,687	5,783

Total liabilities	6,687	5,783

Minority interests	21	15
Commitments and contingencies (Note 10)

Shareholders’ Equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.10 par value, shares authorized 20,000,000; 2,817,746 and 2,784,120 issued and outstanding at 12/31/06 and 12/31/05, respectively (Note 18)	282	278
Additional paid-in capital	7,944	8,204
Retained earnings	21,111	18,737
Accumulated other comprehensive income, net of taxes	231	488

Total shareholders’ equity	29,568	27,707

Total liabilities, minority interest and shareholders’ equity	$36,276	$33,505

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net Income	$3,194	$5,460	$2,152
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	421	364	304
Amortization of loans and other	330	297	39
Common stock awarded	316	159	231
Minority interest in consolidated subsidiaries	6	14	1
Gain on sale of assets	(29)	(134)	(56)
Deferred gain on sale of building	(422)	(513)	(488)
Gain on investments	(259)	(3,160)	(245)
Impairment of investment	19	217	2,567
Excess tax benefits from stock-based compensation	—	708	589
Deferred income tax	(280)	(577)	744
Stock options expensed	226	—	—
Changes in operating assets and liabilities:
Trade receivables	41	(23)	(179)
Trading account securities	—	—	67
Income tax payable	65	(28)	1,602
Receivable from clearing organization	—	159	—
Deferred compensation	195	150	—
Management fees & other receivables	260	(1,377)	(746)
Prepaid expenses & other assets	(952)	(81)	(74)
Deferred income	106	—	—
Trade payables	61	21	66
Accrued expenses & other liabilities	(387)	208	(1,117)

Net cash provided by operating activities	2,911	1,864	5,457

Cash flows from investing activities:
Capital expenditures	(166)	(307)	(421)
Proceeds from the sale of available-for-sale equity and fixed income securities	11,669	8,503	1,116
Purchase of available-for-sale equity securities	(14,563)	(11,688)	(4,405)
Funds loaned to others	(264)	(810)	(620)
Collection of notes receivable	42	346	20

Net cash used in investing activities	(3,282)	(3,956)	(4,310)

Cash flows from financing activities:
Exercise of stock options	986	1,036	758
Purchase and cancellation of treasury stock	(2,388)	(1,715)	(703)
Excess tax benefits from stock-based compensation	604	—	—
Dividends paid	(820)	(671)	(518)

Net cash used in financing activities	(1,618)	(1,350)	(463)

Net change in cash and cash equivalents	(1,989)	(3,442)	684
Cash and cash equivalents at beginning of period	6,231	9,673	8,989

Cash and cash equivalents at end of period	$4,242	$6,231	$9,673

Supplemental information:
Cash paid for taxes, net of refunds	$1,168	$2,606	$(523)
Cash paid for interest	19	10	7

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)	Common Stock	Additional Paid-In Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total Shareholders’ Equity
Balance December 31, 2003	$245	$6,918	$12,314	$—	($371)	$—	$19,106
Comprehensive income:
Net income	—	—	2,152	2,152	—	—	2,152
Other comprehensive income, net of tax:
Unrealized gain on securities, net of reclassification adjustment (Note 21)	—	—	—	2,452	2,452	—	2,452

Comprehensive income	—	—	—	4,604	—	—	—

Treasury stock purchases	—	—	—	—	—	(703)	(703)
Retired treasury stock	(7)	(696)	—	—	—	703	—
Stock options exercised	25	733	—	—	—	—	758
Tax benefit from exercise of stock options	—	589	—	—	—	—	589
Dividend paid (per share—$0.20)	—	—	(518)	—	—	—	(518)
Deferred stock grants	2	229	—	—	—	—	231
Forgiveness of Uncommon Care Debt	—	146	—	—	—	—	146

Balance December 31, 2004	$265	$7,919	$13,948	$—	$2,081	$—	$24,213

Other comprehensive income, net of tax:	—	—	5,460	5,460	—	—	5,460
Unrealized gain on securities, net of reclassification adjustment (Note 21)	—	—	—	(1,593)	(1,593)	—	(1,593)

Comprehensive income	—	—	—	3,867	—	—	—

Treasury stock purchases	—	—	—	—	—	(1,715)	(1,715)
Stock options exercised	25	1,011	—	—	—	—	1,036
Tax benefit from exercise of stock options	—	708	—	—	—	—	708
Dividend paid (per share—$0.25)	—	—	(671)	—	—	—	(671)
Cancelled treasury stock	(14)	(1,701)	—		—	1,715	—
Forgiveness of Uncommon Care debt	—	(40)	—	—	—	—	(40)
Deferred stock grants	1	158	—	—	—	—	159
Deferred Compensation	1	149	—	—	—	—	150

Balance December 31, 2005	$278	$8,204	$18,737	—	$488	—	$27,707

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)	Common Stock	Additional Paid-In Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total Shareholders’ Equity
Balance December 31, 2005	$278	$8,204	$18,737	$—	$488	$—	$27,707

Comprehensive income:
Net income	—	—	3,194	3,194	—	—	3,194
Other comprehensive income, net of tax:
Unrealized gain on securities,	—	—	—	(257)	(257)	—	(257)

net of reclassification	—	—	—	2,937	—	—	—

adjustment (Note 21)	—	—	—	—	—	(2,388)	(2,388)
Stock options expensed	—	226	—	—	—	—	226
Stock options exercised	18	968	—	—	—	—	986
Tax benefit from exercise of stock options	—	604	—	—	—	—	604
Dividend paid (per share—$0.30)	—	—	(820)	—	—	—	(820)
Cancelled treasury stock	(16)	(2,372)	—	—	—	2,388	—
Deferred stock grants	2	314	—	—	—	—	316

Balance December 31, 2006	$282	$7,944	$21,111	—	$231	—	$29,568

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

We, through our subsidiaries, provide financial services that include brokerage and asset management services to individuals and institutions, and insurance services that consist of management services for a medical malpractice insurance company. The financial services business has clients nationally. Insurance management is a service provided primarily in Texas, but is available to clients nationally. During the three years presented in the consolidated financial statements, financial services generated 52%, 54% and 52% of total revenues and insurance services generated 48%, 46% and 48% in 2006, 2005 and 2004, respectively.

(b) Management’s Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our subsidiary companies more than 50% owned. Investments in affiliated companies and other entities, in which our investment is less than 50% of the common shares outstanding and where we exert significant influence over operating and financial policies, are accounted for using the equity method. Investments in other entities in which our investment is less than 20%, and in which we do not have the ability to exercise significant influence over operating and financial policies, are accounted for using the cost method. In the event that we retain sufficient risk of loss in a disposed subsidiary to preclude us from recognizing the transaction as a divestiture, we would continue to consolidate the subsidiary as an entity in which we have a variable interest under the guidance of Financial Accounting Standards Board Interpretation No. 46 Revised, Consolidation of Variable Interest Entities, or FIN 46R.

All significant intercompany transactions and balances have been eliminated from the accompanying consolidated financial statements.

(d) Revenue Recognition

Our investment services revenues related to securities transactions are recognized on a trade date basis. Asset management revenues are recognized monthly based on the amount of funds under management.

Our insurance services revenues related to management fees are recognized monthly as a percentage of the earned insurance premiums of the managed company. The profit sharing component of the management services agreement is recognized when it is reasonably certain that the managed company will have an annual profit, generally in the fourth quarter of each year.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

(e) Marketable Securities

Our investments in debt and equity securities are classified in three categories and accounted for as follows:

Classification	Accounting
Held-to-maturity	Amortized cost

Trading securities	Fair value, unrealized gains and losses included in earnings

Available-for-sale	Fair value, unrealized gains and losses excluded from earnings and reported in equity as a component of accumulated other comprehensive income, net of applicable income taxes. Realized gains and losses are included in earnings.

We have included our marketable securities, held as inventory at our broker/dealer, in the trading securities category. We have included investments in marketable securities not held as inventory at our broker/dealer in the available-for-sale securities category.

We account for our equity and fixed income securities as available-for-sale. In the event a decline in fair value of an investment occurs, management may be required to determine if the decline in market value is other than temporary. Management’s assessments as to the nature of a decline in fair value are based on the quoted market prices at the end of a period, the length of time an investment’s fair value has been in decline and our ability and intent to hold the investment. If the fair value is less than the carrying value and the decline is determined to be other than temporary, an appropriate write-down is recorded against earnings.

(f) Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets (3 to 5 years). Leasehold improvements are amortized using the straight-line method over the life of the lease or their expected useful life, whichever is shorter.

(g) Long-Lived Assets

Long-lived assets, principally property and equipment, are reviewed for impairment annually at year-end or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized if there is a difference between the fair value and carrying value of the asset. Current management analysis indicates that there is no impairment of long-lived assets.

Investments are evaluated for impairment in the event of a material change in the underlying business. Such evaluation takes into consideration our intent and time frame to hold or to dispose of the investment and takes into consideration available information, including recent transactions in the stock, expected changes in the operations or cash flows of the investee, or a combination of these and other factors. Management’s evaluation of our investments resulted in impairment charges in 2006, 2005 and 2004, as described in Note 6 to these consolidated financial statements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

(h) Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. We account for goodwill and other intangible assets according to the Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, which addresses financial accounting and reporting matters for acquired goodwill and other intangible assets. Under the provision of SFAS No. 142, goodwill is not amortized, but is evaluated annually for impairment or more frequently if circumstances indicate that impairment may exist. The goodwill valuation is largely influenced by projected future cash flows and, therefore, is significantly impacted by estimates and judgments.

We amortize other identifiable intangible assets on a straight-line basis over the periods expected to be benefited. The components of these other intangible assets, recorded in Other Assets in the accompanying consolidated balance sheets, consist primarily of a non-compete agreement.

(i) Allowance for Doubtful Accounts

When applicable, we record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. Management analyzes historical collection trends and changes in its customers’ payment patterns, customer concentration and credit worthiness when evaluating its allowance for doubtful accounts. If our actual collections experience changes, revisions to our allowance may be required. We have a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customers’ credit standing or rating could have a material affect on our results of operations in the period in which such changes or events occur. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets to the extent realization is not judged to be more likely than not.

(k) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity date at purchase of 90 days or less. We deposit our cash and cash equivalents with high credit quality institutions. Periodically such balances may exceed applicable FDIC insurance limits. Management has assessed the financial condition of these institutions and believes the possibility of credit loss is minimal.

(l) Notes Receivable

Notes receivable are recorded at cost, less allowances for doubtful accounts when deemed necessary. Management, considering current information and events regarding the borrowers’ ability to repay their obligations, considers a note to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan receivable is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

the note’s effective interest rate. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense. The present value of the impaired loan will change with the passage of time and may change because of revised estimates of cash flows or timing of cash flows. Such value changes are reported as bad debt expense in the same manner in which impairment initially was recognized. No interest income is accrued on impaired loans. Cash receipts on impaired loans are recorded as reductions of the principal amount.

(m) Stock-Based Compensation

At December 31, 2006, we had stock-based employee compensation plans, which are described more fully in Notes 12 and 13. On January 1, 2006 we adopted SFAS No. 123(R), Share-Based Payment, a revision of the earlier SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 (R) had concluded that services received from employees in exchange for stock-based compensation results in a cost to the employer that must be recognized in the financial statements at fair value. For the year ended December 31, 2006 we calculated stock-based compensation using the intrinsic value method. We estimate the fair value of stock option awards on the date of grant utilizing a modified Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. However, certain assumptions used in the Black-Scholes model, such as expected term, can be adjusted to incorporate the unique characteristics of our stock option awards. Option valuation models require the input of somewhat subjective assumptions including expected stock price volatility and expected term. We believe it is unlikely that materially different estimates for the assumptions used in estimating the fair value of stock option granted would be made based on conditions suggested by actual historical experience and other data available at the time estimates were made. Restricted stock awards are valued at the price of our common stock on the date of grant. We have elected the modified prospective transition method as permitted by SFAS No, 123(R) and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123(R). SFAS No. 123(R) requires that stock-based compensation be recorded for all new and unvested stock options expected to vest as the requisite service is rendered beginning January 1, 2006. Stock-based compensation expense for awards granted on or before December 31, 2005, but unvested as of that date, is based on the grant date fair value as determined under the pro forma provisions of SFAS No. 123.

Prior to the adoption of SFAS No. 123(R) on January 1, 2006, we accounted for stock options under the disclosure-only provision of SFAS No. 123, but applied APB Option No. 25, “Accounting for Stock Issued to Employees”, in accounting for our stock option plans. No compensation expense was recognized for the years ended December 31, 2005 and 2004 under the provisions of APB No. 25. If we had elected to recognize compensation expense for options granted based on their fair values at the grant dates, consistent with Statement 123, net income and earnings per share would have changed to the pro forma amounts indicated below:

	Year Ended December 31
	2005	2004
Net income as reported	$5,460,000	$2,152,000
Deduct: Total additional stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(421,000)	(550,000)

Pro forma net income	$5,039,000	$1,602,000

Net income per share
Basic—as reported	$2.03	$0.85

Basic—pro forma	$1.87	$0.63

Diluted—as reported	$1.86	$0.76

Diluted—pro forma	$1.72	$0.56

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

The stock-based employee compensation expense above was determined using the Black Scholes option-pricing model with the following assumptions:

	2005		2004
Risk-free interest rate	4.33%		3.03%
Expected holding period	3.6	years	3.8	years
Expected volatility	.363		.429
Expected dividend yield	2.15%		-0-

For the year ended December 31, 2006 we recorded compensation cost related to stock options of $225,000 and a related reduction in income taxes of $77,000. The compensation cost is the total fair value, at date of grant, of shares that vested during the year.

The effect of adopting SFAS No 123(R) on selected reported items is as follow:

	2006
	As Reported	Impact of SFAS No. 123R
Income before income taxes	$5,033,000	$225,000
Net income	3,194,000	148,000
Basic earnings per share	$1.15	$.05
Diluted earnings per share	$1.09	$.05
Cash flows used in financing activities	$1,618,000	$604,000

(n) Recently Issued Accounting Pronouncements

In February, 2006 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. SFAS 155 becomes effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. We do not expect the adoption of this standard to have a material effect on our financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact this interpretation will have on our results from operations or financial position.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards, or SFAS No. 157, “Accounting for Fair Value Measurements”, effective for fiscal years

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

beginning after November 15, 2007. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements.

Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. We do not expect the adoption of this standard to have a material effect on our financial position, results of operations or cash flows.

(o) Reclassification

Certain reclassifications have been made to amounts presented in 2005 and 2004 to be consistent with the 2006 presentation.

(2) CASH—RESTRICTED

Restricted cash represents cash deposits advanced from customers for trade claim transactions that do not close by the end of the period. It occurs when a customer remits payment for a transaction by check instead of via wire transfer. As checks of this size normally take several business days to clear, we ask our customers to pay in advance for transactions expected to close in the near future. At the time of receipt, Cash—Restricted and Accounts Payable are increased for an equal amount as no part of this cash is ours until the transaction closes.

(3) MANAGEMENT FEES AND OTHER RECEIVABLES

Management fees and other receivables consist of the following:

	December 31,
	2006	2005
Management fees receivable	$2,672,000	$2,723,000
Accrued interest receivable	197,000	125,000
Other receivables	63,000	344,000

	$2,932,000	$3,192,000

We earn management fees by providing management services to American Physicians Insurance Exchange (“APIE”) under the direction of APIE’s Board of Directors. APIE is a reciprocal insurance exchange, which is wholly-owned by its subscriber physicians. Subject to the direction of APIE’s Board, and subject to a management services agreement, APS Facilities Management, Inc., or FMI, sells and issues medical insurance policies, investigates, settles and defends claims, and otherwise manages APIE’s day to day operations. The management agreement with FMI obligates APIE to pay management fees to FMI based on a percentage of APIE’s earned premiums before payment of reinsurance premiums. In addition, the management agreement provides that any profits, as defined, of APIE will be shared equally with FMI (profit sharing) so long as the total amount does not exceed 3% of earned premiums. Management fees attributable to profit sharing were $1,994,000, $2,007,000, and $1,929,000 for the years ended December 31, 2006, 2005 and 2004, respectively. We earned total management fees and other related income of $15,555,000, $15,514,000 and $15,316,000, including expense reimbursements, principally for our independent agents’ commissions, of $4,646,000, $4,376,000 and $4,482,000, for the years ended December 31, 2006, 2005 and 2004, respectively, related to these agreements.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

The summarized financial information for APIE as of and for the year ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
	(unaudited)	(unaudited)	(unaudited)
Invested assets	$139,625,000	$113,233,000	$97,874,000
Other assets	65,765,000	61,600,000	47,854,000

Total Assets	$205,390,000	$174,833,000	$145,728,000

Liabilities	$170,494,000	$155,591,000	$133,827,000
Members’ equity	34,896,000	19,242,000	11,901,000

Total liabilities and surplus	$205,390,000	$174,833,000	$145,728,000

Total revenue	$77,331,000	$69,866,000	$69,313,000
Net income	$15,929,000	$9,031,000	$5,815,000

Other receivables in 2006, 2005 and 2004 are primarily from our brokerage and investment advisory services and are principally comprised of commissions earned by our brokers for trades in the last week of December 2006, 2005 and 2004.

(4) NOTES RECEIVABLE

Notes receivable consist of the following:

	December 31,
	2006	2005
FemPartners, Inc. (Formerly due from Syntera HealthCare Corporation)
Originally due September 1, 2004, the note has been amended three times since December 2003. Each amendment has extended the note and modified the payment terms. The current amendment calls for payments of interest plus principal of $10,000, quarterly, through 2007. The note is scheduled to be repaid in full in 2007 in three quarterly payments. The note contains an acceleration clause in the event that FemPartners conducts an initial public offering or other public sale.	$350,000	$390,000

Alianza Alianza identifies under-payments from insurance companies to medical providers and recovers the additional amounts. Alianza is expected to make loan payments totaling of $132,000 by May 31, 2007. The remaining $185,000 is to be paid from a guaranteed final payment at the conclusion of an arbitration hearing to be held no later than August 31, 2007.	317,000	301,000

Employees

Forgivable loans receivable are periodically made to non-officer employees (brokers of APS Financial), primarily as employment retention inducements. Employee notes receivable at December 31, 2006 consisted of two notes of $119,000 and $25,000, which are being amortized as earned monthly through December 2007 and June 2007, respectively, provided the employees remain with us; and notes totaling $14,000 due currently. The total amount amortized is charged to salaries expense in the period in which the loan was amortized.

Forgivable loans receivable at December 31, 2005 consisted of three notes of $73,000, $86,000, and $75,000, which are being amortized as earned through May 2006, December 2006, and June 2007, respectively, provided the employees remain with us; and a note for $8,000 due currently.

	158,000	242,000

	825,000	933,000
Less current portion and allowance for doubtful accounts of $8,000 and $8,000 in 2006 and 2005, respectively.	(825,000)	(607,000)

Long term portion	$0	$326,000

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

(5) FAIR VALUE OF FINANCIAL INSTRUMENTS

For financial instruments the estimated fair value equals the carrying value as presented in the consolidated balance sheets. Fair value estimates, methods and assumptions are set forth below for our financial instruments.

Notes Receivable

The fair value of notes has been determined using discounted cash flows based on our management’s estimate of current interest rates for notes of similar credit quality. The carrying value of notes receivable approximates their fair value.

Management Fees and Other Receivables

Management fees are billed to APIE who pays in full within two weeks of notice. Through the course of our management relationship with APIE there has never been any write-offs of balances owed or other collection issues. As such, management has determined that there is no need for a reserve against the receivable balance. Therefore, the carrying value and the fair value of the receivable are the same.

Deposit with Capital Organization

The carrying amounts approximate fair value because the funds can be withdrawn on demand and there is no unanticipated credit concern.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the aforementioned estimates.

(6) MARKETABLE SECURITIES

The following table summarizes by major security type the cost, fair market value, and unrealized gains and losses of the investments that we have classified as available-for-sale:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006

Governmental obligations	$15,934,000	$11,000	$(19,000)	$15,926,000
Corporate obligations	682,000	28,000	—	710,000
Equity securities	4,073,000	330,000	—	4,403,000

Total	$20,689,000	$369,000	$(19,000)	$21,039,000

December 31, 2005

Governmental obligations	$12,418,000	$12,000	$(60,000)	$12,370,000
Corporate obligations	888,000	1,000	(13,000)	876,000
Equity securities	4,217,000	800,000	—	5,017,000

Total	$17,523,000	$813,000	$(73,000)	$18,263,000

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

Amounts reflected in the table above include equity securities of HealthTronics with a fair value of $348,000 and $1,095,000 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, amounts also include equity securities of Financial Industries Corporation (“FIC”) with a fair value of $2,926,000 and $3,196,000, respectively.

Maturities of fixed income securities were as follows at December 31, 2006:

	Cost	Fair Value
Due within one year	$14,762,000	$14,746,000
Due after one year	1,854,000	1,890,000

Total	$16,616,000	$16,636,000

HealthTronics is the largest provider of lithotripsy (a non-invasive method of treating kidney stones) services in the United States and is an international supplier of specialty vehicles for the transport of high technology medical, broadcast/communications and homeland security equipment. Through selling of shares since our initial investment of 3,540,000 shares in 1989, our holdings of common stock at December 31, 2006 stood at 52,000 or less than 1% of the common stock outstanding. We account for HealthTronics as an available-for-sale equity security and record changes in its value, net of tax, in our balance sheet as part of “accumulated other comprehensive income.”

Financial Industries Corporation (“FIC”) is a holding company primarily engaged in the life insurance business through ownership of several life insurance companies. In June 2003, we purchased from FIC and the Roy F. and Joann Mitte Foundation, 339,879 shares of FIC’s common stock as an investment. Earlier in 2003 we had purchased 45,121 FIC shares in the open market. The 385,000 shares represented an approximate cost of $5,647,000, which was all sourced from our cash reserves. During 2004, the value of our investment in FIC had declined significantly. In October 2004, we determined that this decline in market price was “other than temporary” as defined in Statements of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, as amended. Consequently, we recorded pretax charges to earnings totaling $2,567,000 in 2004. These charges reduced our cost basis in FIC from $5,647,000, or $14.67 per share, to $3,080,000, or $8.00 per share which was equal to the quoted market price of FIC shares on December 31, 2004. During 2005 and 2006, we took additional pretax charges to earnings totaling $135,000 and $19,000, respectively, further reducing our cost basis in FIC to $2,926,000, or $7.60 per share. While we currently continue to have the ability and the intent to hold the stock indefinitely, we concluded that the additional uncertainty created by FIC’s late filings, together with the lack of its current financial information, dictated that the declines should be viewed as other than temporary. Although FIC has now filed its 2004 and 2005 Forms10-K it is still delinquent in filing its 2006 Forms 10-Q and thus continues to be de-listed on the NASDAQ Stock Market.

We will continue to monitor and evaluate the situation at FIC and further determine if changes in fair market value of the investment are temporary or “other than temporary”

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

The following table summarizes our recognized gains and losses on investments. Costs on assets sold were determined on the basis of specific identification.

	Year ended December 31,
	2006	2005	2004
Proceeds from sales	$11,669,000	$8,503,000	$1,116,000
Gain on investments, net	259,000	3,160,000	245,000
Loss on impairment of investments	(19,000)	(217,000)	(2,567,000)

Net gains (losses)	$240,000	$2,943,000	$(2,322,000)

(7) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2006	2005
Equipment	$952,000	$1,289,000
Furniture	543,000	647,000
Software	825,000	783,000
Leasehold improvements	231,000	332,000

	2,551,000	3,051,000

Accumulated depreciation and amortization	(1,995,000)	(2,364,000)

	$556,000	$687,000

Property and equipment are stated at cost. Depreciation and amortization expense of $297,000, $239,000 and $181,000 in 2006, 2005 and 2004, respectively, is computed principally on the straight-line method over the estimated useful lives of the assets. The useful lives for equipment ranges from three to five years, furniture ranges from five to seven years, software is depreciated over three years, and leasehold improvements are amortized over the life of the lease or their expected useful life, whichever is shorter.

(8) ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following as of December 31:

	2006	2005
Commissions payable	$1,239,000	$1,258,000
Taxes payable	161,000	219,000
401(k) plan matching	213,000	208,000
Vacation payable	170,000	161,000
Other	137,000	66,000

	$1,920,000	$1,912,000

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

(9) DEFERRED GAIN

In November 2001 we sold all of the remaining 46,000 square feet of condominium space we owned in an office project located in Austin, Texas to our former affiliate, HealthTronics. In conjunction with the sale we leased back approximately 23,000 square feet that housed our operations prior to the sale. Gain on the sale amounted to approximately $5.1 million, of which $1.9 million was recognized in 2001 and the balance of the gain was deferred. Deferred income of approximately $2.4 million related to our continuing involvement in 50% of the useable space was recorded and was recognized monthly over the five-year lease term that ended in September 2006. Income recognition related to this deferral was $422,000 in 2006, $513,000 in 2005 and $488,000 in 2004. In addition, 15% of the gain ($0.76 million) related to our then 15% ownership in the purchaser was deferred as we accounted for HealthTronics using the equity method of accounting through the year ended December 31, 2001. We reduced our investment in HealthTronics and subsequently recognized a proportionate percentage of the deferred gain, amounting to $30,000, $134,000 and $56,000 in 2006, 2005 and 2004, respectively. Recognition of the deferred gains were recorded as a reduction of rent expense in operating expenses in the accompanying consolidated financial statements.

(10) COMMITMENTS AND CONTINGENCIES

Rental expenses under all operating leases were $1,416,000, $1,133,000, and $1,098,000, for the years ended December 31, 2006, 2005 and 2004, respectively. Future minimum payments for leases that extend for more than one year through 2011 were $770,000; $687,000; $664,000; $643,000, and $662,000 for 2007, 2008, 2009, 2010 and 2011, respectively.

We are involved in various claims and legal actions that have arisen in the ordinary course of business. Management believes that any liabilities arising from these actions will not have a significant adverse effect on our consolidated financial condition or results of operations or cash flows.

(11) INCOME TAXES

Income tax expense consists of the following:

	Year Ended December 31,
	2006	2005	2004
Operations:
Federal
Current	$1,186,000	$2,577,000	$1,049,000
Tax benefit of stock options	604,000	708,000	589,000
Deferred	(99,000)	(446,000)	(505,000)
State-Current	148,000	200,000	184,000

Total from Operations	$1,839,000	$3,039,000	$1,317,000

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

A reconciliation of expected income tax expense computed by applying the United States federal statutory income tax rate of 34% to earnings from continuing operations before income taxes to tax expense from operations in the accompanying consolidated statements of income follows:

	Year Ended December 31,
	2006	2005	2004
Expected federal income tax expense from operations	$1,712,000	$2,889,000	$1,179,000
State taxes	98,000	132,000	121,000
Other, net	29,000	18,000	17,000

	$1,839,000	$3,039,000	$1,317,000

Effective tax rate	37%	36%	38%

The tax effect of temporary differences that gives rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

	Year Ended December 31,
	2006	2005
Current deferred tax assets:
Accrued expenses	$110,000	$334,000
Allowance for doubtful accounts	19,000	21,000

Total current deferred tax asset	129,000	355,000

Non-current deferred tax assets (liabilities):
Write-off of investment in excess of tax loss	925,000	946,000
Deferred compensation and stock options	380,000	—
Sales/Leaseback deferred income	6,000	159,000
Investment in available-for-sale securities	(64,000)	(175,000)
Market value allowance on investments	(119,000)	(251,000)
Other	198,000	168,000
Tax depreciation in excess of book	(134,000)	(161,000)

Total non-current net deferred tax asset	1,192,000	686,000

Net deferred tax asset	$1,321,000	$1,041,000

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences at December 31, 2006.

(12) EMPLOYEE BENEFIT PLANS

We have an employee benefit plan qualifying under Section 401(k) of the Internal Revenue Code for all eligible employees. Employees become eligible upon meeting certain service and age requirements. Employee deferrals may not exceed $15,000 in 2006 unless participant is over age 50, in which case the maximum deferral

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

is $20,000. We may, at our discretion, contribute up to 200% of the employees’ deferred amount. For the years ended December 31, 2006, 2005 and 2004 our contributions aggregated $213,000, $208,000 and $170,000, respectively.

In December 2004, the Board of Directors approved the “American Physicians Service Group, Inc. Affiliate Group Deferred Compensation Master Plan” (“Deferred Compensation Plan”), a non-qualified compensation plan designed to give us more flexibility in compensating key employees and directors through ownership of our common stock. The adoption of the Deferred Compensation Plan was approved by our shareholders at the 2005 Annual Meeting. Under the Deferred Compensation Plan we may elect to defer a portion of an employee’s incentive compensation or director’s board compensation in the form of a deferred stock grant. Shares become eligible for withdrawal with the passage of time and participants may withdraw eligible shares upon attaining the age of sixty or upon leaving our service. Plan participants may withdraw all shares granted to them ratably over four years, provided they have entered into a non-competition agreement with us. We plan for this to be an unfunded plan. Shares to be withdrawn will be purchased in the open market or issued from the authorized shares. In 2006, a total of 13,500 shares were awarded, for which we recorded an expense of $215,000. Of the 150,000 shares authorized under the Deferred Compensation Plan, 69,000 shares have been granted and 81,000 shares remain available for grant. Shares granted are included in shares outstanding and are a component of basic shares outstanding in calculating earnings per share.

(13) STOCK OPTIONS

We have adopted, with shareholder approval, the “2005 Incentive and Non-Qualified Stock Option Plan” (“Incentive Plan”). The Incentive Plan provides for the issuance of options to purchase up to 350,000 shares of common stock to our directors and key employees. A total of 188,000 of these options have been granted as of December 31, 2006 and 162,000 are available for grants. Of those granted, 6,000 shares have been exercised, 132,000 options are exercisable and 50,000 are not yet exercisable. The previous plan, “1995 Incentive and Non-Qualified Stock Option Plan”, provided for the issuance of 1,600,000 shares of common stock to our directors and key employees. All of the approved options have been granted as of December 31, 2006, 1,157,000 shares have been exercised, 267,000 shares are exercisable, 17,000 are not yet exercisable and 159,000 options have been cancelled. Upon the exercise of an option we issue the shares from our authorized, but unissued shares.

The exercise price for each non-qualified option share is determined by the Compensation Committee of the Board of Directors (“the Committee”). The exercise price of a qualified incentive stock option has to be at least 100% of the fair market value of such shares on the date of grant of the option. Under the Plans, option grants are limited to a maximum of ten-year terms; however, the Committee has issued all currently outstanding grants with five-year terms. The Committee also determines vesting for each option grant and traditionally has had options vest in three approximately equal annual installments beginning one year from the date of grant.

During the year ended December 31, 2006, 180,000 options were exercised with an intrinsic value of $1,797,000. We received proceeds of $986,000 from the exercise of these options and received a federal income tax reduction of $604,000. The total fair value of shares vesting during the year ended December 31, 2006, was $225,000. As of December 31, 2006, there was $189,000 of unrecognized compensation cost related to non-vested shares under the Incentive Plan, which is expected to be recognized over a weighted-average period of 1.9 years.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

Prior to the adoption of SFAS No. 123(R) on January 1, 2006, we accounted for stock options under the disclosure-only provision of SFAS No. 123, but applied APB Option No. 25, “Accounting for Stock Issued to Employees”, in accounting for our stock option plans. No compensation expense was recognized for the years ended December 31, 2005 and 2004 under the provisions of APB No. 25. If we had elected to recognize compensation expense for options granted based on their fair values at the grant dates, consistent with Statement 123, net income and earnings per share would have changed to the pro forma amounts indicated below.

	Year Ended December 31
	2005	2004
Net income as reported	$5,460,000	$2,152,000

Deduct: Total additional stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(421,000)	(550,000)

Pro forma net income	$5,039,000	$1,602,000

Net income per share
Basic—as reported	$2.03	$0.85

Basic—pro forma	$1.87	$0.63

Diluted—as reported	$1.86	$0.76

Diluted—pro forma	$1.72	$0.56

The stock-based employee compensation expense above was determined using the Black Scholes option-pricing model with the following assumptions:

	2005	2004
Risk-free interest rate	4.33%	3.03%
Expected holding period	3.6 years	3.8 years
Expected volatility	.363	.429
Expected dividend yield	2.15%	-0-

For the year ended December 31, 2006 we recorded compensation cost related to stock options of $225,000 and a related reduction in income taxes of $77,000. The compensation cost is the total fair value, at date of grant, of shares that vested during the year.

The effect of adopting SFAS No 123(R) on selected reported items is as follows:

	2006
	As Reported	Impact of SFAS No 123(R)
Income before income taxes	$5,033,000	$225,000
Net income	3,194,000	148,000
Basic earnings per share	$1.15	$.05
Diluted earnings per share	$1.09	$.05
Cash flows used in financing activities	$1,618,000	$604,000

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

Presented below is a summary of the stock options held by our employees and our directors and the related transactions for the year ended December 31, 2006.

	Years Ended December 31,
	2006		2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance at January 1	573,000	$7.92	721,000	$6.04	815,000	$4.49
Options granted	75,000	14.85	113,000	11.60	146,000	9.93
Options exercised	(180,000)	5.49	(251,000)	4.13	(240,000)	3.16
Options forfeited/expired	(1,000)	9.60	(10,000)	9.10	—	—

Balance at December 31	467,000	$9.96	573,000	$7.92	721,000	$6.04

Options exercisable	399,000	$9.32	483,000	$7.96	389,000	$5.80

	Weighted Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value (1)
Balance at 12-31-2004	3.1	$3,136,000

Exercisable at 12-31-2004	3.0	$1,786,000

Balance at 12-31-2005	3.0	$2,510,000

Exercisable at 12-31-2005	3.0	$2,960,000

Balance at 12-31-2006	2.8	$2,817,000

Exercisable at 12-31-2006	2.6	$2,664,000

(1)	Based on the $16.00, $12.30 and $10.39 closing price of our stock on December 31, 2006, 2005 and 2004, respectively.

The weighted average grant-date fair value of Company stock options granted is $4.06 per option for the year ended December 31, 2006. The fair value of the options was calculated using the Black-Scholes-Merton option pricing model with the following assumptions:

	Year Ended December 31, 2006
	Range	Weighted Average
Expected volatility	33.8%-35.4%	34.5%
Expected dividend yield	1.85%-2.11%	1.96%
Expected option term	3.7 years	3.7 years
Risk-free rate of return	4.47%-4.72%	4.59%
Expected annual forfeiture rate	0-4%	2.53%

The expected volatility assumptions we used are based on the historical volatility of our common stock over the most recent period commensurate with the estimated expected life of our stock options, such estimated life being based on the historical experience of our stock option exercises. The risk-free rate of return is based, at the date of grant, on the yield of U.S. Treasury securities maturing within the expected life of the option.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

(14) REPURCHASE OF MINORITY INTEREST

On October 1, 2003 we purchased for $2,050,000 cash the 20% interest in APS Insurances Services, Inc., which was owned by FPIC Insurance Group, Inc. (“FPIC”). We believe the acquisition provided us more control over operating decisions and improved our earnings and return on capital with minimal risk. As a result of this transaction, we now own a 100% interest in APS Insurance Services. Prior to our repurchase of the minority interest, we consolidated the assets, liabilities and operations of APS Insurance Services and recorded 20% of its after tax net income as minority interest. As a part of the purchase agreement we maintained an agreement with FPIC that limits them from competing with us in Texas through February 2007. The Company has assigned a value of $410,000 to this non-compete agreement based on a determination by an outside consulting firm. The agreement is being amortized on the straight-line method through its expiration in February, 2007.

The total cost of the acquisition was $2,050,000 and was allocated to the 20% interest acquired in APS Insurance Services based on the fair values of its net assets on the date of acquisition, in accordance with the purchase method of accounting for business combinations.

A summary of the purchase price allocation for this transaction is as follows:

Purchase price of 20% interest	$2,050,000
Basis of recorded minority interest	(393,000)
Allocated to non-competition agreement	(410,000)

Excess of purchase price over assets acquired (goodwill)	$1,247,000

Other intangible assets as of December 31, 2006 and 2005, subject to amortization expense, contains the following:

For the year ended December 31, 2006	Gross Carrying Amount	Accumulated Amortization	Net
Non-compete	$410,000	$390,000	$20,000
Managing general agent license	160,000	42,000	118,000

Total	$570,000	$432,000	$138,000

For the year ended December 31, 2005	Amount	Amortization	Net
Non-compete	$410,000	$270,000	$140,000
Managing general agent license	160,000	38,000	122,000

Total	$570,000	$308,000	$262,000

We assume no residual value and estimate annual amortization expense over the remaining life of the non-compete agreement and managing general agent license to be as follows:

	Year	Amount
Non-compete agreement	2007	$20,000
Managing general agent license	2007	$4,000

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

(15) INVESTMENT IN UNCONSOLIDATED AFFILIATES

We recorded $0 and $24,000 in 2006 and 2005, respectively, as gain on forgiveness of debt. The 2005 gain represents that amount of liability that was released in the respective periods by participants in our loan to a former affiliate, net of any interest due them for prior period payments made by that affiliate. Due to poor operating results, Uncommon Care was in default and not making scheduled payments under its loan agreement with us in which the participations had been sold. As a result, the loan participants released us from any obligations under the participation agreements. The $24,000 recorded in 2005 represents the final loan obligation to be released. No gains, therefore, were recorded in 2006.

(16) SEGMENT INFORMATION

Our segments are distinct by type of service provided. Each segment has its own management team and separate financial reporting. Our Chief Executive Officer allocates resources and provides overall management based on the segments’ financial results.

Our insurance services segment includes financial management for an insurance company that provides professional liability insurance to doctors.

Our financial services segment includes brokerage and asset management services to individuals and institutions.

Corporate is the parent company and derives its income from interest, investments and dividends paid by the other segments.

	2006	2005	2004
Operating Revenues
Insurance services	$15,555,000	$15,514,000	$15,316,000
Financial services	16,805,000	18,459,000	16,705,000
Intercompany dividends	4,438,000	1,600,000	4,760,000

	$36,798,000	$35,573,000	$36,781,000

Reconciliation to Consolidated Statements of Operations:
Total segment revenues	36,798,000	35,573,000	36,781,000
Less: intercompany dividends	(4,438,000)	(1,600,000)	(4,760,000)

Total Revenues	$32,360,000	$33,973,000	$32,021,000

Operating Income (Loss):
Insurance services	4,293,000	5,252,000	5,348,000
Financial services	1,660,000	2,196,000	2,167,000
Other	2,339,000	(1,003,000)	2,589,000

	$8,292,000	$6,445,000	$10,104,000

Reconciliation to Consolidated Statements of Operations:
Total segment operating profit	$8,292,000	$6,445,000	$10,104,000
Less: intercompany dividends	(4,438,000)	(1,600,000)	(4,760,000)

Operating income	3,854,000	4,845,000	5,344,000
Gain (loss) on investments, net	240,000	2,943,000	(2,322,000)
Gain on extinguishment of debt	—	24,000	75,000

Income from operations before interest, income taxes, minority interests and equity in gain and loss of unconsolidated affiliates	4,094,000	7,812,000	3,097,000
Interest income	915,000	587,000	365,000
Other income	49,000	124,000	15,000
Interest expense	19,000	10,000	7,000
Income tax expense	1,839,000	3,039,000	1,317,000
Minority interests	6,000	14,000	1,000

Net income	$3,194,000	$5,460,000	$2,152,000

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
Identifiable assets:
Insurance services;
Intangible assets	$1,267,000	$1,387,000	$1,507,000
Other	4,358,000	5,033,000	4,526,000
Financial services	7,027,000	6,061,000	5,106,000
Corporate:
Investment in available for sale securities	21,039,000	18,263,000	14,320,000
Other	2,585,000	2,761,000	4,984,000

	$36,276,000	$33,505,000	$30,443,000

Capital expenditures:
Insurance Services	$84,000	$187,000	$362,000
Financial Services	40,000	47,000	10,000
Corporate	42,000	73,000	49,000

	$166,000	$307,000	$421,000

Depreciation/amortization expenses:
Insurance Services	$325,000	$274,000	$217,000
Financial Services	28,000	28,000	27,000
Corporate	68,000	62,000	60,000

	$421,000	$364,000	$304,000

During the years ended December 31, 2006, 2005 and 2004 a single customer represented 48% ($15,555,000), 46% ($15,514,000) and 48% ($15,316,000) of our consolidated revenues.

At December 31, 2006, 2005, and 2004 we had long-term contracts with that customer and were therefore not vulnerable to the risk of a near-term severe impact from a reasonably possible loss of the revenue. However, should that customer default or be unable to satisfy its contractual obligations, there would be a material adverse effect on our financial condition and results of operations.

Operating income (loss) is operating revenues less related expenses and is all derived from domestic operations. Identifiable assets are those assets that are used in the operations of each business segment (after elimination of investments in other segments). Corporate assets consist primarily of cash and cash equivalents, notes receivable, investments in available-for-sale securities, investments in affiliates and intangible assets.

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

(17) NET INCOME PER SHARE

Basic income per share are based on the weighted average shares outstanding without any dilutive effects considered. Diluted earnings per share reflects dilution from all contingently issuable shares, including options. A reconciliation of income and average shares outstanding used in the calculation of basic and diluted earnings per share from continuing and discontinued operations follows:

	For the Year Ended December 31, 2006
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income from operations	$3,194,000
Basic EPS:
Income available to common stockholders	3,194,000	2,774,000	$1.15

Effect of dilutive securities	—	159,000

Diluted EPS:
Income available to common stockholders	$3,194,000	2,933,000	$1.09

	For the Year Ended December 31, 2005
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income from operations	$5,460,000
Basic EPS:
Income available to common stockholders	5,460,000	2,688,000	$2.03

Effect of dilutive securities	—	243,000

Diluted EPS:
Income available to common stockholders	$5,460,000	2,931,000	$1.86

	For the Year Ended December 31, 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income from operations	$2,152,000
Basic EPS:
Income available to common stockholders	2,152,000	2,545,000	$0.85

Effect of dilutive securities	—	293,000

Diluted EPS:
Income available to common stockholders	$2,152,000	2,838,000	$0.76

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

(18) SHAREHOLDERS’ EQUITY

The following table presents changes in shares outstanding for the period from December 31, 2004 to December 31, 2006:

	Common Shares Outstanding	Treasury Stock
Balance December 31, 2003	2,454,667
Options excercised	240,200	—
Treasury stock purchases	—	70,495
Treasury stock retirements	(70,495)	(70,495)

Balance December 31, 2004	2,624,372	—

Options excercised	251,000	—
Deferred compensation	47,855	—
Treasury stock purchases	—	139,107
Treasury stock retirements	(139,107)	(139,107)

Balance December 31, 2005	2,784,120	—

Options excercised	180,000	—
Deferred Compensation	21,108	—
Treasury stock purchases	—	167,482
Treasury stock retirements	(167,482)	(167,482)

Balance December 31, 2006	2,817,746	—

(19) SUPPLEMENTAL CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter to quarter comparisons of results of operations have been and may be materially impacted by bond market conditions and whether or not there are profits at the medical malpractice insurance company which we manage and whose profits we share. We believe that the historical pattern of quarterly sales and income as a percentage of the annual total may not be indicative of the pattern in future years. The following tables set forth selected quarterly consolidated financial information for the years ended December 31, 2006, 2005 and 2004:

	(In thousands, except per share data)
2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$7,233	$7,975	$6,769	$10,383
Net Income	562	598	409	1,625
Basic net income per share:	$0.20	$0.22	$0.15	$0.58
Diluted income per share:	$0.19	$0.21	$0.14	$0.56

2005
Revenues	$6,662	$7,033	$9,182	$11,096
Net Income	853	1,367	1,395	1,845
Basic net income per share:	$0.32	$0.51	$0.52	$0.67
Diluted income per share:	$0.30	$0.48	$0.48	$0.64

2004
Revenues	$7,290	$7,295	$7,593	$9,843
Net Income	694	689	(834)	1,603
Basic net income per share:	$0.28	$0.28	$(0.32)	$0.62
Diluted income per share:	$0.25	$0.25	$(0.32)	$0.58

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

Results for the fourth quarter of 2006, 2005 and 2004 include profit sharing with APIE totaling $1,994,000, $2,007,000 and $1,929,000, respectively.

(20) CONCENTRATION OF CREDIT RISK

Marketable securities

As of December 31, 2006 we owned marketable securities of FIC with a combined fair market value of $2,926,000, or approximately 9% of our total assets. An event having a material adverse effect on FIC, and resulting in a devaluation of their securities, could also have a material adverse effect on our results of operations.

Geographic concentration of insurance services

Most of the managed insurance company’s business is concentrated in Texas. Regulatory or judicial actions in that state that affected rates, competition or tort law could have a significant impact on the insurance company’s business. Consequently, our insurance management business, which is based on the premiums and profitability of the managed company, could be adversely affected.

Financial market concentration of investment services

Investment Services derives most of its revenue through commissions earned on the trading of fixed-income securities. Should conditions reduce the market’s demand for fixed-income products, and should Investment Services be unable to shift it emphasis to other financial products, it could have a material adverse impact on our financial condition and results of operations.

(21) OTHER COMPREHENSIVE INCOME

The following chart discloses the reclassification adjustments for gains and losses included in net income during the years ended December 31:

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
2006
Unrealized holding losses arising during the period	$(257)	$87	$(170)
Reclassification adjustment for gains included in net income	(132)	45	(87)

Net unrealized losses on securities	$(389)	$132	$(257)

2005
Unrealized holding gains arising during the period	$254	$(87)	$167
Reclassification adjustment for gains included in net income	(2,667)	907	(1,760)

Net unrealized losses on securities	$(2,413)	$820	$(1,593)

2004
Unrealized holding gains arising during the period	$1,393	$(474)	$919
Reclassification adjustment for losses included in net income	2,322	(789)	1,533

Net unrealized gains on securities	$3,715	$(1,263)	$2,452

AMERICAN PHYSICIANS SERVICE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2006, 2005 AND 2004

(22) PLANS FOR A STRATEGIC MERGER

On June 5, 2006 we announced plans for a strategic merger with APIE. Both our and APIE’s boards of directors voted to approve the transaction subject to approval by the Texas Department of Insurance, necessary filings with the SEC and the approval of our shareholders and subscriber-policyholders of APIE. The original purchase price was $33 million, comprised of approximately 1.7 million shares of APS common stock to be issued to the policyholders of APIE and the conversion of approximately $10.4 million of APIE obligations into mandatorily redeemable APS preferred stock. On August 24, 2006, we announced that we agreed to an increase in the purchase price of APIE, which was also approved by APIE. The revised purchase price is $39 million; comprised of approximately 2.0 million shares of APS common stock issued to the policyholders of a APIE and the conversion of approximately $10.4 million of APIE obligations into mandatorily redeemable APS preferred stock. The preferred stock has a 3% annual dividend and must be redeemed at the rate of not less than $1 million per year until December 31, 2016 at which time it must have been fully redeemed. At a special meeting of shareholders held March 22, 2007, the shareholders of APS approved the issuance of common and preferred shares of APS for the acquisition of APIE. APIE subscribers also approved the transaction on the same day. The acquisition is set to close effective April 1, 2007. As the acquirer, we will account for this transaction consistent with the Statement of Financial Standards No. 141, “Business Combinations”, whereby direct costs of the business combination are capitalized and become part of the total purchase price.

(23) LINE OF CREDIT

In April 2006, we renewed a $3.0 million line of credit that was originally established in November 2003 with PlainsCapital Bank. The loan calls for interest payments only to be made on any amount drawn until April 15, 2007, when the entire amount of the note, principal and interest then remaining unpaid, shall be due and payable. At December 31, 2006, there were no draws taken against this line of credit. We are in compliance with the covenants of the loan agreement, including requirements for a minimum of $5.0 million of unencumbered liquidity and a minimum 2 to 1 net worth ratio.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

AMERICAN PHYSICIANS SERVICE GROUP, INC. AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(in thousands)	Balance at Beginning of Year	Costs and Expenses	Deductions	Balance at End of Year
Allowance for Doubtful Accounts
2006	$19	$—	$11	$8

2005	$14	$16	$11	$19

2004	$—	$47	$33	$14

AMERICAN PHYSICIANS INSURANCE EXCHANGE

CONDENSED BALANCE SHEETS

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Unaudited)

	March 31, 2007	December 31, 2006(1)
ASSETS
INVESTMENTS:
Fixed maturities available for sale—at fair value	$145,353,833	$129,528,595
Equity securities—at fair value	6,851,569	6,707,793
Short-term investments	177,197	2,421,630
Other invested assets	1,165,602	1,142,559

Total investments	153,548,201	139,800,577
Cash and cash equivalents	9,909,744	4,782,626
Accrued investment income	793,115	705,802
Premium and maintenance fees receivable	14,647,209	16,492,668
Other amounts receivable under reinsurance contracts	1,372,445	8,725,523
Reinsurance recoverables on unpaid loss and loss adjustment expenses	29,402,326	28,393,517
Reinsurance recoverables on paid loss and loss adjustment expenses	282,752	97,758
Prepaid reinsurance premiums	311,155	329,461
Deferred policy acquisition costs	2,404,300	2,545,189
Deferred tax asset	4,807,234	3,831,867
Subrogation recoverables	504,687	509,427
Other assets	358,424	103,478

TOTAL	$218,341,592	$206,317,893

LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Reserve for losses and loss adjustment expenses	$116,227,495	$110,089,097
Unearned premiums and maintenance fees	36,515,552	39,785,910
Reinsurance premiums payable	253,167	45,279
Funds held under reinsurance treaties	11,111,925	4,003,205
Amounts withheld or retained by the Exchange	1,360,110	2,464,306
Refundable subscriber deposits	10,197,950	10,226,799
Federal income taxes payable	2,263,259	652,758
Other liabilities	3,146,794	4,332,510

Total liabilities	181,076,252	171,599,864

CONTINGENCIES
MEMBERS’ EQUITY:
Retained earnings	38,954,874	36,342,332
Accumulated other comprehensive loss, net of deferred tax benefit of $953,869 and $695,193	(1,689,534)	(1,624,303)

Total members’ equity	37,265,340	34,718,029

TOTAL	$218,341,592	$206,317,893

(1)	Derived from audited financial statements.

See notes to condensed financial statements.

AMERICAN PHYSICIANS INSURANCE EXCHANGE

CONDENSED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (Unaudited)

	Three Months Ended March 31,
	2007	2006
REVENUES:
Gross premiums and maintenance fee written—direct and assumed	$15,465,599	$20,114,565
Premiums ceded	(2,406,612)	(2,777,258)
Change in unearned premiums and maintenance fees	3,252,054	293,224

Net premiums and maintenance fees earned	16,311,041	17,630,531
Investment income, net of investment expenses	1,791,029	1,451,262
Realized capital gains—net	126,124	102,130

Total revenues	18,228,194	19,183,923

EXPENSES:
Losses and loss adjustment expenses	10,934,099	12,152,532
Other underwriting expenses	3,214,625	3,206,519
Net change in deferred acquisition costs	140,890	(38,252)

Total expenses	14,289,614	15,320,799

INCOME FROM OPERATIONS	3,938,580	3,863,124

FEDERAL INCOME TAX EXPENSE (BENEFIT):
Current	2,266,281	1,607,357
Deferred	(940,243)	(161,994)

Total federal income tax expense	1,326,038	1,445,363

NET INCOME	$2,612,542	$2,417,761

See notes to condensed financial statements.

AMERICAN PHYSICIANS INSURANCE EXCHANGE

CONDENSED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE THREE MONTHS

ENDED MARCH 31, 2007 (Unaudited)

	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
BALANCE—January 1, 2006	$(1,349,490)	$20,591,546	$19,242,056
Net income	—	15,750,786	15,750,786
Other comprehensive income (loss)—net of tax	(274,813)	—	(274,813)

BALANCE—December 31, 2006	$(1,624,303)	$36,342,332	$34,718,029

Net income	—	2,612,542	2,612,542
Other comprehensive income (loss)—net of tax	(65,231)	—	(65,231)

BALANCE—March 31, 2007	$(1,689,534)	$38,954,874	$37,265,340

See notes to condensed financial statements.

AMERICAN PHYSICIANS INSURANCE EXCHANGE

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (Unaudited)

	Three Months Ended March 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,612,542	$2,417,761
Adjustments to reconcile net income to cash provided by operating activities:
Amortization and accretion of investments	(61,528)	66,204
Net realized gains on investments	(126,124)	(102,130)
Deferred policy acquisition costs—net of related amortization	140,890	(38,252)
Deferred income tax benefit	(940,243)	(161,994)
Changes in operating assets and liabilities:
Premium and maintenance fee receivables—net	1,845,459	(724,413)
Accrued investment income	(87,313)	(35,546)
Other amounts receivable under reinsurance contracts	7,353,078	2,267,798
Reinsurance recoverables on unpaid loss and loss expenses	(1,008,809)	(1,931,936)
Reinsurance recoverables on paid loss and loss expenses	(184,994)	96,559
Other assets	(231,903)	1,553,375
Reinsurance payables	207,888	(151,343)
Losses and loss adjustment expenses	6,138,398	7,903,413
Unearned premiums and maintenance fees	(3,270,358)	(395,454)
Federal income taxes payable/recoverable	1,610,501	317,510
Other liabilities	3,321,152	(525,802)

Net cash provided by operating activities	17,318,636	10,555,750

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale and maturities of investments	3,532,217	3,707,769
Purchases of investments	(17,939,319)	(9,701,491)
Change in short-terms	2,244,433	95,042

Net cash used in investing activities	(12,162,669)	(5,898,680)

CASH FLOWS FROM FINANCING ACTIVITIES—Subscriber deposits refunded	(28,849)	(110,322)

NET CHANGE IN CASH AND CASH EQUIVALENTS	5,127,118	4,546,748
CASH AND CASH EQUIVALENTS—Beginning of year	4,782,626	3,515,844

CASH AND CASH EQUIVALENTS—End of year	$9,909,744	$8,062,592

SUPPLEMENTAL INFORMATION—Cash paid (received) for:
Federal income taxes paid	$—	$1,200,000
Federal income tax refunds received	$—	$—

See notes to condensed financial statements.

AMERICAN PHYSICIANS INSURANCE EXCHANGE

NOTES TO CONDENSED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (Unaudited)

1. NATURE OF OPERATIONS

American Physicians Insurance Exchange (“APIE” or the ”Exchange”) is a reciprocal insurance exchange. The Exchange was organized in the State of Texas on November 23, 1975, and commenced operations on June 1, 1976. APIE is licensed as a multiple-line insurer under the provisions of the Texas Insurance Code.

A reciprocal insurance exchange is an organization under which policyholders (members) effectively “exchange” insurance contracts and thereby insure each other and become members of the Exchange. The Exchange is managed by its attorney-in-fact, APS Facilities Management, Inc. (“FMI”), subject to the direction of the Exchange’s board of directors.

APIE principally writes professional liability insurance coverage for physician groups, individual physicians and other healthcare providers in the states of Texas (99%) and Arkansas (1%). Most of the Exchange’s coverage is written on a “claims-made and reported” basis. The coverage is provided only for claims that are first reported to the Exchange during the insured’s coverage period and that arise from occurrences during the insured’s coverage period. The Exchange also makes extended or “tail” coverage available for purchase by policyholders in order to cover claims that arise from occurrences during the insured’s coverage period, but that are first reported to the Exchange after the insured’s coverage period and during the term of the applicable tail coverage.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements include the accounts and operations of American Physicians Insurance Exchange. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. For example, the timing and magnitude in determining the claim losses incurred by our insurance operations due to the estimation process inherent in determining the liability for losses and loss adjustment expenses can be relatively more significant to results of interim periods than to results for a full year. The accompanying condensed financials statements should be read in conjunction with the December 31, 2006 audited financial statements and notes thereto.

New Accounting Standards

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. SFAS 155 becomes effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption did not have a material effect on the Exchange’s financial position, results of operations or cash flows.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 is effective in the first quarter of fiscal 2007. The adoption of FIN No. 48 did not have a material effect on the Exchange’s results of operations, financial position or cash flows.

3. PLAN OF CONVERSION AND PLAN OF MERGER

American Physicians Service Group, Inc. (“APSG”) (NASDAQ: AMPH) is the parent company for the wholly-owned APS Facilities Management, Inc. (“FMI”) who manages the Exchange under an attorney-in-fact contractual arrangement. The Exchange’s Board of Directors on June 1, 2006 adopted and approved a plan of conversion and merger agreement with APSG and authorized the execution of these documents. The APIE board of directors has agreed on a merger transaction in which, immediately after APIE converts from a Texas reciprocal insurance exchange to a Texas stock insurance company and changes its name to American Physicians Insurance Company (“APIC”), a newly formed, wholly owned subsidiary of APSG will merge into APIC, with APIC becoming a wholly owned subsidiary of APSG.

The TDI issued a Consent Order dated January 26, 2007, which places some conditions for the conversion and merger to occur. The Securities and Exchange Commission declared the Company’s joint registration and proxy statement effective on February 1, 2007. On March 22, 2007, a special meeting of APIE subscribers was held approving this transaction and APSG shareholders also approved the merger on the same day. This transaction closed effective April 1, 2007.

4. INVESTMENTS

The amortized cost and estimated fair values of investments in debt securities at March 31, 2007 and December 31, 2006 are as follows (in thousands):

March 31, 2007	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities:
U.S treasury notes	$786	$6	$1	$791
U.S government agency mortgage-backed bonds	31,177	57	627	30,607
U.S. government agency collateralized mortgage obligations	51,824	105	927	51,002
Collateralized mortgage obligations	47,340	24	1,598	45,766
Corporates	2,226	—	43	2,183
Government tax-exempt bonds	15,237	—	232	15,005

Total fixed maturities	148,590	192	3,428	145,354
Equity securities	6,215	804	167	6,852

Total fixed maturities and equity securities	$154,805	$996	$3,595	$152,206

December 31, 2006	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities:
U.S treasury notes	$780	$10	$—	$790
U.S government agency mortgage-backed bonds	24,451	41	596	23,896
U.S. government agency collateralized mortgage obligations	43,532	55	1,002	42,585
Collateralized mortgage obligations	47,548	31	1,586	45,993
Corporates	2,226	—	44	2,182
Government tax-exempt bonds	14,295	—	212	14,083

Total fixed maturities	132,832	137	3,440	129,529
Equity securities	5,903	967	162	6,708

Total fixed maturities and equity securities	$138,735	$1,104	$3,602	$136,237

The decreases in gross unrealized losses from $3,440,000 at December 31, 2006 to $3,428,000 at March 31, 2007 in fixed maturity investments are primarily the result of falling interest rates. The fixed maturity investments are all investment grade securities. The Exchange has the ability and intent to hold securities with unrealized losses until they recover their value, which may be maturity. As of March 31, 2007 and December 31, 2006, there have been no impairments in value or write-downs for these securities. In the future, information may come to light or circumstances may change that would cause the Exchange to write-down or sell these securities and incur a realized loss.

Gross realized gains and losses on fixed maturity and equity securities for the three months ended March 31, 2007 and 2006 were as follows (in thousands):

	Three Months ended
	March 31, 2007	March 31, 2006
Realized gains (losses):
Fixed maturities:
Gross realized gains	$—	$2
Gross realized losses	—	—

Net realized gains (losses)	—	2

Equities:
Gross realized gains	129	103
Gross realized losses	(3)	(3)

Net realized gains (losses)	126	100

Total net realized gains	$126	$102

The major categories of the Exchange’s net investment income are summarized for the three months ended March 31, 2007 and 2006, as follows (in thousands):

	Three Months Ended
	March 31, 2007	March 31, 2006
Investment income:
Fixed maturities	$1,731	$1,376
Equity securities	26	19
Short-term investments and other	83	56
Finance charges on premiums receivable	37	114
Structured annuity	23	22

Total investment income	1,900	1,587
Investment expense	(109)	(136)

Net investment income	$1,791	$1,451

In accordance with SFAS No. 115, Accounting for Certain Investments In Debt and Equity Securities, the Exchange evaluates its investment securities on at least a quarterly basis for declines in market value below cost for the purpose of determining whether these declines represent other than temporary declines. A decline in the fair value of a security below cost judged to be other than temporary is recognized as a loss in the current period and reduces the cost basis of the security. In subsequent periods, the Exchange measures gain or loss or decline in value against the adjusted cost basis of the security. The following factors are considered in determining whether an investment decline is “other than temporary”:

•	The extent to which the market value of the security is less than its cost basis,

•	The length of time for which the market value of the security is less than its cost basis,

•

The financial condition and near-term prospects of the security’s issuer, taking into consideration the economic prospects of the issuer’s industry and geographical region, to the extent that information is publicly available and

•	The Exchange’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The following two tables reflect securities whose fair values were lower than the related cost basis at March 31, 2007 and December 31, 2006, respectively (in thousands). However, these declines in value were not deemed to be “other than temporary”. The tables show the fair value and the unrealized losses, aggregated by investment category and category of duration that individual securities have been in a continuous unrealized loss position. For the first three months ended March 31, 2007, and for the year end December 31, 2006 the Exchange did not record any impairments for other than temporary declines of investments.

	Less Than 12 Months		12 Months or More		Total
March 31, 2007:	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. treasury notes	$—	$—	$65	$1	$65	$1
U.S. government agency mortgage-backed bonds	9,092	91	16,266	536	25,358	627
U.S. government agency collateralized mortgage obligations	10,848	203	25,717	724	36,565	927
Collateralized mortgage obligations	5,811	319	34,559	1,279	40,370	1,598
Corporate bonds	2,183	43	—	—	2,183	43
Government tax-free bonds	15,005	232	—	—	15,005	232

Total Bonds	42,939	888	76,607	2,540	119,546	3,428
Equity Securities	1,373	112	538	55	1,911	167

Total temporarily impaired securities	$44,312	$1000	$77,145	$2,595	$121,457	$3,595

	Less Than 12 Months		12 Months or More		Total
December 31, 2006:	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. treasury notes	$65	$—	$—	$—	$65	$—
U.S. government agency mortgage-backed bonds	2,250	9	16,356	587	18,606	596
U.S. government agency collateralized mortgage obligations	8,209	114	25,166	888	33,375	1,002
Collateralized mortgage obligations	7,591	227	33,231	1,359	40,822	1,586
Corporate bonds	2,182	44			2,182	44
Government tax-free bonds	14,083	212			14,083	212

Total Bonds	34,380	606	74,753	2,834	109,133	3,440
Equity Securities	1,267	117	371	45	1,638	162

Total temporarily impaired securities	$35,647	$723	$75,124	$2,879	$110,771	$3,602

The majority of the unrealized losses on the fixed maturities were caused by increases in market interest rates and not due to changes in the credit worthiness of the issuer. All fixed maturities with an unrealized loss over 12 months or more are investment grade securities. The majority of the unrealized losses related to stocks are due to market fluctuations resulting from cyclical and other economic pressures. As of March 31, 2007, management believes that these unrealized losses are temporary and that the fair value will recover to a level equal to or greater than the Exchange’s cost basis. In addition, as of March 31, 2007, the Exchange had the ability and intent to hold these investments until there is a recovery in fair value, which may be maturity for the applicable securities.

At March 31, 2007 and December 31, 2006, investments with a fair market value of $1,045,800, and $1,106,900, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

5. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE RESERVES

The reserve for unpaid losses and loss adjustment expenses represent the estimated liability for unpaid claims reported to the Exchange, plus claims incurred but not reported (“IBNR”) and the related estimated loss adjustment expenses. The reserve for losses and loss adjustment expenses is determined based on the Exchange’s actual experience, available industry data and projections as to future claims frequency, severity, inflationary trends and settlement patterns.

The Exchange writes medical malpractice insurance policies which have a lengthy period for reporting a claim (tail coverage) and a long process of litigating a claim through the courts and whose risk factors expose its reserves for loss and loss adjustment expenses to significant variability. These conditions subject the Exchange’s open reported claims and incurred but not reported claims to increases due to inflation, changes in legal proceedings, and changes in the law. While the anticipated effects of inflation is implicitly considered when estimating reserves for loss and loss adjustment expenses, the increase in average severity of claims is caused by a number of factors. Future average severities are projected based on historical trends adjusted for changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual experience and are modified as necessary to reflect any changes in the development of ultimate losses and loss adjustment expenses to the Exchange. These specific risks, combined with the variability that is inherent in any reserve estimate, could result in significant adverse deviation from the Exchange’s carried reserve amounts. Settlement of the Exchange’s claims is subject to considerable uncertainty. The Exchange’s management believes the reserves for loss and loss adjustment expenses are reasonably stated for all obligations of the Exchange as of March 31, 2007 and December 31, 2006.

The following table reflects the activity in the liability for reserve for losses and loss adjustment expenses showing the changes for the twelve month periods beginning January 1, 2006 and ending December 31, 2006 and the three month period ending March 31, 2007 (in thousands):

	March 31, 2007	December 31, 2006
Reserve for losses and loss adjustment expenses—January 1	$110,089	$95,372
Less reinsurance recoverable on paid losses and unpaid losses	28,491	27,850

Net balance—January 1	81,598	67,522

Incurred—net of reinsurance—related to:
Current years	10,886	43,431
Prior years	48	(4,461)

Net incurred	10,934	38,970

Paid—net of reinsurance—related to:
Current years	620	4,820
Prior years	5,370	20,074

Net paid	5,990	24,894

Net balance—March 31 and December 31	86,542	81,598
Plus reinsurance recoverable on paid losses and unpaid losses	29,685	28,491

Reserve for losses and loss adjustment expenses—March 31 and December 31	$116,227	$110,089

Incurred—net of reinsurance for the current years relates to incurred loss and loss adjustment expense related to premium earned in that period, also referred to as accident year. Incurred—net of reinsurance for the prior years represents the total net change in estimates charged or credited to earnings in the current year with respect to liabilities that originated and were established in prior years. As noted in the table above, for the quarter ended March 31, 2007, our current accident year loss and loss adjustment expenses totaled $10,886,000. In addition, we incurred additional allocated loss adjustment expenses of $48,000 for prior year development primarily as a result of additional allocated loss adjustment expenses for prior year open claims.

During 2006, our current accident year loss and loss adjustment expenses increased as a result of the increase in the number of claims filed in 2006 and the growth in the number of policyholders as compared to prior year’s levels. The favorable development of prior-year claims during 2006 was the result of a reevaluation of all our open claims and trend assumptions. During 2003, tort reform was passed in Texas effecting medical professional liability insurance, which caused a significant increase in claims filed that year. The full impact of those claims was not fully known at that time. The favorable development of prior-year claims of $4,461,000 was primarily the result of 2004 and 2005 report year loss severity falling below prior expectations. Additionally, the number of claims closed with indemnity for the 2004 and 2005 report years developed favorably relative to prior estimates.

6. REINSURANCE AGREEMENTS

Reinsurance Ceded—Certain premiums are ceded to other insurance companies under various reinsurance agreements. These reinsurance agreements provide the Exchange with increased capacity to write additional risk and the ability to write specific risk within its capital resources and underwriting guidelines. The Exchange enters into reinsurance contracts, which provide coverage for losses in excess of the Exchange’s retention of $250,000 on individual claims and beginning in 2002 through 2005, $350,000 on multiple insured claims related to a single occurrence. The 2006 and 2007 reinsurance treaties provide for these same terms with the Exchange retaining an additional 10% of the aforementioned retention levels for 2006 and 20% for 2007. The reinsurance contracts for 2002 through 2007 contain variable premium ceding rates based on loss experience. The ceded premium charged under these contracts will depend upon the development of ultimate losses ceded to the reinsurers under their retrospective treaties. Estimates of ultimate reinsurance ceded premium amounts compared to the amounts paid on a provisional basis are reviewed by treaty year, with each treaty year giving rise to either an asset or liability on the balance sheet. For the three months ended March 31, 2007 and March 31, 2006, the Exchange did not record any changes to net development. Additionally, each treaty year requires a 24 or 36-month holding period before any cash can be returned or paid. During the three months ending March 31, 2007, the exchange received a net payment of $13.8 million from its reinsurers at the expiration of the 2003 treaty year 36-month holding period and the 2004 treaty year 24-month holding period which included a premium adjustment to the reinsurers of $469,000 for the 2002 treaty year. These reinsurance receipts were recorded either as an asset or liability pending the ultimate outcome of claims paid in the reinsurance layer. As a result, at March 31, 2007, the Exchange had an asset (Other Amounts Receivable Under Reinsurance Contracts) of $1,372,400 and a liability (Funds Held Under Reinsurance Treaties) of $11,111,900.

7. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

The Exchange’s management contract with its attorney-in-fact, FMI, is treated as an affiliated transaction. However, there is no ownership between the two entities. They have separate boards of directors and their duties to each other are based on the management contract. Transactions with parties related to FMI are also treated as affiliated transactions. American Physicians Insurance Agency, Inc. (“APIA”), and APS Financial Corporation (“APS”) are considered affiliates of FMI through common ownership.

FMI serves as the attorney-in-fact for the Exchange. In accordance with the terms of a management agreement, FMI performs the administrative functions related to the operations of the Exchange. FMI receives a management fee from the Exchange for providing these services. The management fee, which is calculated as a percentage of the direct gross earned premiums and statutory net income including contingent management fees of the Exchange, were $2,728,100 and $2,898,000 for the three months ended March 31, 2007 and 2006, respectively. Contingent management fees are based upon the financial performance of the Exchange. The

Exchange recorded amounts payable to affiliates of $1,212,200 and $2,672,900 as of March 31, 2007 and December 31, 2006, respectively, and are included in other liabilities in the balance sheets.

In addition to the management fees paid to FMI, the Exchange received reimbursement of commission expenses from FMI in the amount of $93,750 and $375,000 for the three months ended March 31, 2007 and 2006, respectively.

APS manages the bond portfolio within the investment guidelines established by the board of directors, provides advisory services on key investment decisions and manages accounting services for the Exchange. The Exchange pays APS standard markup fees on trades of fixed-income securities.

8. COMMITMENTS AND CONTINGENCIES

The Exchange is named as a defendant in various legal actions primarily arising from claims made under insurance policies and contracts. These actions are considered by the Exchange in estimating the loss and loss adjustment expense reserves. The Exchange’s management believes that the resolution of these actions will not have a material adverse effect on the Exchange’s financial position or results of operations. There are no other material commitments or contingencies as of March 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

American Physicians Insurance Exchange

Austin, Texas

We have audited the accompanying balance sheets of American Physicians Insurance Exchange (the "Exchange") as of December 31, 2006 and 2005, and the related statements of income, members' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index. These financial statements and financial statement schedules are the responsibility of the Exchange's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Exchange is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of American Physicians Insurance Exchange as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Dallas, Texas

April 20, 2007

AMERICAN PHYSICIANS INSURANCE EXCHANGE

BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Investments:
Fixed maturities available for sale—at fair value	$129,528,595	$106,118,180
Equity securities—at fair value	6,707,793	5,153,180
Short-term investments	2,421,630	798,599
Other invested assets	1,142,559	1,162,835

Total investments	139,800,577	113,232,794
Cash and cash equivalents	4,782,626	3,515,844
Accrued investment income	705,802	456,372
Premium and maintenance fees receivable	16,492,668	13,703,089
Other amounts receivable under reinsurance contracts	8,725,523	6,802,295
Reinsurance recoverables on unpaid loss and loss adjustment expenses	28,393,517	27,588,622
Reinsurance recoverables on paid loss and loss adjustment expenses	97,758	261,750
Prepaid reinsurance premiums	329,461	507,247
Deferred policy acquisition costs	2,545,189	2,506,057
Deferred tax asset	3,831,867	3,221,185
Subrogation recoverables	509,427	1,587,957
Federal income taxes receivable		515,752
Other assets	103,478	933,628

TOTAL	$206,317,893	$174,832,592

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Reserve for losses and loss adjustment expenses	$110,089,097	$95,371,649
Unearned premiums and maintenance fees	39,785,910	40,698,631
Reinsurance premiums payable	45,279	669,578
Funds held under reinsurance treaties	4,003,205	1,521,225
Amounts withheld or retained by the Exchange	2,464,306	3,333,856
Refundable subscriber deposits	10,226,799	10,567,520
Federal income taxes payable	652,758
Other liabilities	4,332,510	3,428,077

Total liabilities	171,599,864	155,590,536

Contingencies (Note 12)
Members’ Equity:
Retained earnings	36,342,332	20,591,546
Accumulated other comprehensive loss, net of deferred tax benefit of $874,625 and $695,193	(1,624,303)	(1,349,490)

Total members’ equity	34,718,029	19,242,056

TOTAL	$206,317,893	$174,832,592

See notes to financial statements.

AMERICAN PHYSICIANS INSURANCE EXCHANGE

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

	2006	2005	2004
REVENUES:
Gross premiums and maintenance fees written—direct and assumed	$74,833,286	$79,301,001	$84,570,995
Premiums ceded	(4,708,832)	(12,884,812)	(12,878,126)
Change in unearned premiums and maintenance fees	734,932	(2,233,640)	(7,076,744)

Net premiums and maintenance fees earned	70,859,386	64,182,549	64,616,125
Investment income, net of investment expenses of $361,700 in 2006 and $520,400 in 2005, and $301,300 in 2004	6,466,386	5,131,170	4,088,778
Realized capital gains—net	5,657	552,460	608,284

Total revenues	77,331,429	69,866,179	69,313,187

EXPENSES:
Losses and loss adjustment expenses	38,969,871	43,976,005	48,654,932
Other underwriting expenses	14,252,657	12,767,518	12,102,544
Net change in deferred acquisition costs	(39,132)	(96,149)	(680,890)

Total expenses	53,183,396	56,647,374	60,076,586

Income from operations	24,148,033	13,218,805	9,236,601

FEDERAL INCOME TAX EXPENSE (BENEFIT):
Current	8,828,499	4,309,247	3,624,566
Deferred	(431,252)	(120,968)	(203,344)

Total federal income tax expense	8,397,247	4,188,279	3,421,222

NET INCOME	$15,750,786	$9,030,526	$5,815,379

See notes to financial statements.

AMERICAN PHYSICIANS INSURANCE EXCHANGE

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Accumulated Other Comprehensive Income	Retained Earnings	Total
BALANCE—January 1, 2004	$158,074	$5,745,642	$5,903,716
Net income		5,815,378	5,815,378
Other comprehensive income—net of tax	181,688		181,688

BALANCE—December 31,2004	339,762	11,561,020	11,900,782
Net income		9,030,526	9,030,526
Other comprehensive income (loss)—net of tax	(1,689,252)		(1,689,252)

BALANCE—December 31, 2005	(1,349,490)	20,591,546	19,242,056
Net income		15,750,786	15,750,786
Other comprehensive income (loss)—net of tax	(274,813)		(274,813)

BALANCE—December 31, 2006	$(1,624,303)	$36,342,332	$34,718,029

See notes to financial statements.

AMERICAN PHYSICIANS INSURANCE EXCHANGE

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$15,750,786	$9,030,526	$5,815,379
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization and (accretion) of investments	(185,351)	(65,935)	274,563
Net realized gains on investments	(5,657)	(552,460)	(608,284)
Deferred policy acquisition costs—net of related amortization	(39,130)	(96,149)	(680,890)
Deferred income tax benefit	(431,252)	(120,968)	(203,344)
Changes in operating assets and liabilities:
Premium and maintenance fee receivables—net	(2,789,579)	1,267,976	(4,617,380)
Accrued investment income	(249,430)	(72,159)	(89,400)
Other amounts receivable under reinsurance contracts	(1,923,228)	(1,842,877)	(1,617,734)
Reinsurance recoverables on unpaid loss and loss adjustment expenses	(804,895)	(16,957,372)	3,901,915
Reinsurance recoverables on paid loss and loss adjustment expenses	163,992	310,078	(125,342)
Other assets	2,096,041	(5,645)	1,806,956
Reinsurance payables	(624,299)	(2,970,433)	3,375,126
Losses and loss adjustment expenses	14,717,448	25,927,147	5,731,847
Unearned premiums and maintenance fees	(912,721)	2,353,113	7,310,292
Federal income taxes payable/recoverable	1,168,510	(2,456,314)	1,283,461
Other liabilities	2,516,862	(1,082,602)	1,087,905

Net cash provided by operating activities	28,448,097	12,665,926	22,645,070

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale and maturities of investments	37,726,616	24,993,616	35,059,650
Purchases of investments	(62,944,179)	(43,079,756)	(54,495,419)
Change in short-term investments	(1,623,031)	785,816	(1,297,535)

Net cash used in investing activities	(26,840,594)	(17,300,324)	(20,733,304)

CASH FLOWS FROM FINANCING ACTIVITIES:
Subscriber deposits refunded	(340,721)	(433,613)	(460,232)

Net cash used in financing activities	(340,721)	(433,613)	(460,232)

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,266,782	(5,068,011)	1,451,534

CASH AND CASH EQUIVALENTS—Beginning of year	3,515,844	8,583,855	7,132,321

CASH AND CASH EQUIVALENTS—End of year	$4,782,626	$3,515,844	$8,583,855

SUPPLEMENTAL INFORMATION:
Federal income taxes paid	$7,700,000	$6,855,408	$2,450,596

Federal income tax refunds received	$(122,605)	$—	$(109,491)

See notes to financial statements.

AMERICAN PHYSICIANS INSURANCE EXCHANGE

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1. NATURE OF OPERATIONS

American Physicians Insurance Exchange (“APIE” or the “Exchange”) is a reciprocal insurance exchange. The Exchange was organized in the State of Texas on November 23, 1975, and commenced operations on June 1, 1976. APIE is licensed as a multiple-line insurer under the provisions of the Texas Insurance Code.

A reciprocal insurance exchange is an organization under which policyholders (members) effectively “exchange” insurance contracts and thereby insure each other and become members of the Exchange. The Exchange is managed by its attorney-in-fact, APS Facilities Management, Inc. (“FMI”), subject to the direction of the Exchange’s board of directors.

APIE principally writes professional liability insurance coverage for physician groups, individual physicians and other healthcare providers in the states of Texas (99%) and Arkansas (1%). Most of the Exchange’s coverage is written on a “claims-made and reported” basis. The coverage is provided only for claims that are first reported to the Exchange during the insured’s coverage period and that arise from occurrences during the insured’s coverage period. The Exchange also makes extended or “tail” coverage available for purchase by policyholders in order to cover claims that arise from occurrences during the insured’s coverage period, but that are first reported to the Exchange after the insured’s coverage period and during the term of the applicable tail coverage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of GAAP financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included in the accompanying financial statements are the reserve for losses and loss adjustment expenses, provision for federal income taxes, reinsurance premiums recoverable/payable, and premiums ceded. The significant accounting policies followed by the Exchange are summarized below:

Investments—The Exchange classifies all of its investments in bonds or fixed maturity investments as available-for-sale. Investments classified as available-for-sale are reported at fair value, and unrealized gains and losses on such available-for-sale securities are excluded from earnings and included, net of related income tax effects, in equity as a component of accumulated other comprehensive income (loss) until realized. Amortization of premium and accretion of discount are included in net investment income.

All single class and multi-class mortgage-backed and collateralized mortgage obligations (“CMOs”) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the prospective method. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is “other than temporary”, the cost basis of the security is written down to the undiscounted estimated future cash flows.

Investments in equity securities are carried at fair value based on publicly quoted markets. The change in fair value of common stocks, net of related tax effects, is recorded as a component of accumulated other comprehensive income (loss).

Net realized gains or losses on investments sold are determined by the specific identification method and are recorded on the trade date. If it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the fair value at the time such determination is made. Bonds are considered impaired if it is probable that the Exchange will be unable to collect all amounts due according to the contractual terms of the security in effect at the date of acquisition of the bond. Common stocks are considered to be impaired if the decline in fair value of the stock is considered other-than-temporary. Impairment charges are recorded as realized losses in the period determined.

The Exchange owns a structured annuity which is classified as an other invested asset. During 1985, the Exchange purchased a structured annuity to settle a claim. Under the terms of the structured annuity, upon the death of the claimant, payments under the terms of the structured annuity are payable to the Exchange. As of December 31, 2006, the Exchange expects to receive future payments totaling $3,550,000 through 2043.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less.

Premiums and Maintenance Fees Receivable—The Exchange allows its policyholders to pay their premiums and maintenance fees in installments, recording the policy premium and maintenance fees in full at issue and collecting the premium over the policy term. Some of these receivables may not be collected due to policy cancellations or nonpayment by the policyholder. The Exchange records an allowance for doubtful premiums and maintenance fees that are past due. As of December 31, 2006 and 2005, the Exchange did not have any accounts over 90 days past due and management has determined that no allowance was necessary.

Reinsurance—The Exchange enters into reinsurance agreements whereby other insurance entities agree to assume a portion of the risk associated with the policies issued by the Exchange. In return, the Exchange agrees to pay a premium to the reinsurers. The Exchange utilizes reinsurance to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth.

The reinsurance recoveries recorded on the balance sheet include separate amounts for paid and unpaid reinsurance recoverables. The paid portion represents current receivables since they are for claims already paid. The unpaid reinsurance recoverable are the estimated amount of future loss payments that will be recoverable from reinsurers, and represent the portion of losses incurred during the period that are estimated to be allocable to reinsurers. Premiums ceded are the estimated premiums that will be due to reinsurers with respect to premiums earned and losses incurred during the period.

These estimates are based upon management’s estimates of ultimate losses and loss adjustment expenses and the portion of those losses and loss adjustment expenses that are allocable to reinsurers under the terms of the related reinsurance agreements. Given the uncertainty of the ultimate amounts of losses and loss adjustment expenses, these estimates may vary significantly from the ultimate outcome. Management regularly reviews these estimates and any adjustments necessary are reflected in the period in which the change in estimate is determined. Adjustment to the estimated reinsurance recoverable balance could have a material effect on the Exchange’s results of operations for the period in which the change is made.

Reinsurance contracts do not relieve the Exchange from its obligations to policyholders. The Exchange continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Any amount found to be uncollectible is written off in the period in which the uncollectible amount is identified. The Exchange requires letters of credit from any reinsurance company that does not meet certain regulatory requirements, and or credit ratings. As of December 31, 2006 and 2005, all of the Exchanges reinsurance contracts were with companies in strong financial condition, and management felt there was not any need to establish an allowance for uncollectible reinsurance recoverable.

Deferred Policy Acquisition Costs—The costs of acquiring and renewing insurance business that vary with and are directly related to the production of such business are deferred and amortized ratably over the period the related premiums are earned. Such costs include commissions, premium taxes, and certain underwriting and policy issuance costs. Deferred acquisition costs are recorded net of ceding commissions and are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed in the period the determination is made.

Subrogation Recoverable—A portion of the insurance claims settled by the Exchange are recoverable from third parties. The Exchange estimates the amount of the subrogation using a “case-basis” method. The recoverable amounts are reported net of an allowance for doubtful accounts.

Reserve for Losses and Loss Adjustment Expenses—Loss and loss adjustment expense reserves represent management’s best estimate of the ultimate cost of all reported and unreported losses incurred. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes the reserves for losses and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in income in the period the need for an adjustment is determined. The effects of inflation are implicitly considered in the reserving process and are part of the recorded reserve balance. Ceded reserves for loss and loss adjustment expenses are included within reinsurance recoverables on unpaid loss and loss adjustment expenses. Additionally, the Exchange writes insurance coverage with claim deductibles for which the policyholder is liable. The Exchange pays all loss and loss adjustment expenses upfront in the process of litigating and settling claims against its policyholders. The deductible portion is then invoiced to the policyholder for collection. The Exchange is at risk of the policyholder defaulting on paying the deductible to the Exchange. The Exchange mitigates this risk by requiring letters of credit and escrow balances on any accounts with large deductibles therefore no allowance for doubtful accounts is needed. The Exchange also invoices and collects a majority of the deductibles prior to final settlement of a claim.

Death, Disability, and Retirement Reserves—The Exchange has established a death, disability, and retirement reserve for policyholders, which is intended to set aside a portion of the policy premium to account for the coverage provided for the extended reporting period or tail coverage offered by the Exchange upon the death and/or disability and/or retirement of a policyholder which is provided at no additional cost to the policyholder. The death, disability and retirement reserve is included in unearned premiums.

Funds Held or Retained by the Exchange—The Exchange records as a liability funds received but not earned in advance of the policy coverage period. Additionally, the exchange holds certain funds under escrow agreements related to certain high-deductible policies. These escrow accounts will be held until all claims incurred under the agreement are settled.

Refundable Subscriber Deposits—The Exchange was initially capitalized by contributions from the policyholders. While no new deposits have been required since 1992, the exchange has an obligation to repay these amounts and has classified these as a liability. As more fully described under new accounting standards, Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity has been adopted. Additionally, see Note 8 for more complete information.

Revenue Recognition—The Exchange issues policies written on a claims-made basis. A claims-made policy provides coverage for claims reported during the policy year. The Exchange charges both a base premium and a premium maintenance fee. Policies are written for a one-year term and premiums and maintenance fees are earned on a pro rata basis over the term of the policy. Premium maintenance fees are charged to offset the costs incurred by the Exchange to issue and maintain policies. Unearned premiums and maintenance fees are determined on a monthly pro rata basis. Upon termination of coverage, members may purchase an extended reporting period (tail) endorsement for additional periods of time. These extended reporting period coverage endorsement premiums are earned when written.

Income Taxes—The Exchange computes income taxes utilizing the asset and liability method. The Exchange recognizes current and deferred income tax expense, which is comprised of estimated provisions for Federal income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to the deferred tax assets will not be realized. The Exchange has not established a valuation allowance because it believes it is more likely than not the Exchange’s deferred tax assets will be fully recovered.

Fair Values of Financial Instruments—Fair value for cash, short-term investments, receivables and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments. The fair value of the structured annuity is based upon the present value of the future payments discounted at current market interest rates for annuities.

Concentration of Credit Risk—Financial instruments subject the Exchange to concentration of credit risk. These risks occur principally with fixed-maturity investments. Concentration of credit risk with respect to fixed maturities, are limited by the volume of such investments and their distribution across different issues and geographic areas.

The Exchange also has exposure to concentration of credit risk with its ceded reinsurance agreements. Ceded reinsurance is placed with a number of individual companies and also syndicates associated with Lloyd’s of London to minimize the concentration of credit risk. A majority of the Exchange’s reinsurance agreements are with companies that are rated A- or better by A.M. Best. Less than 1% of the recoverables are with reinsurance companies lower rated or not licensed in Texas and as such these reinsurance companies have issued the Exchange letters of credit.

Accounting Standards

In November 2005, the FASB issued Staff Position No. FSP 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1 and 124-1”). FSP 115-1 and 124-1 supersedes Emerging issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments and amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, SFAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations and Accounting Principles Board No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP 115-1 and 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. FSP 115-1 and 124-1 also includes provision for accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 is effective for periods beginning after December 15, 2005, with earlier adoption permitted. The Company adopted FSP 115-1 and 124-1 during the fiscal quarter ended December 31, 2005. The adoption of FSP 115-1 and 124-1 did not have a material effect on the Exchange’s financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 is effective in the first quarter of fiscal 2007. Management does not believe that the impact that FIN No. 48 will have a material effect on the results of its operations, financial position or cash flows.

In February, 2006 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. SFAS 155 becomes effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. We do not expect the adoption of this standard to have a material effect on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early application is encouraged, provided that the reporting entity has not yet issued financial statements for an interim period within that fiscal year. We estimate that the initial application of SFAS No. 157 will not be material.

Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, was issued in February, 2007. This Statement permits entities to choose to measure certain financial assets and liabilities at fair value which are otherwise measured on a different basis in existing literature. Additional disclosures are required. It is effective for APIE, if elected, as of January 1, 2008. Early adoption is permitted with several constraints. APIE is currently evaluating the impact of this Statement.

Statutory Accounting—The Exchange is required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare statutory financial statements differ from GAAP. Statutory net income was $15,554,300, $8,704,700 and $4,296,200 for the years ended December 31, 2006, 2005 and 2004, respectively. The Exchange’s surplus on a statutory basis was $45,551,200 and $29,789,100 at December 31, 2006 and 2005, respectively. Additionally under statutory accounting refundable subscriber deposits collected from current and former policyholders are treated as a component of surplus. Under GAAP, these refundable subscriber deposits are treated as liabilities of the Exchange (see Note 8).

3. INVESTMENTS

The amortized cost and estimated fair values of investments in debt and equity securities at December 31, 2006 and 2005, are as follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2006
Fixed maturities:
U.S. treasury notes	$780	$10	$—	$790
U.S. sponsored government agency mortgage-backed bonds	24,451	41	596	23,896
U.S. sponsored government agency collateralized mortgage obligations	43,532	55	1,002	42,585
Collateralized mortgage obligations	47,548	31	1,586	45,993
Corporates	2,226	—	44	2,182
Government tax-exempt bonds	14,295	—	212	14,083

Total fixed maturities	132,832	137	3,440	129,529

Equity securities	5,903	967	162	6,708

Total fixed maturities and equity securities	$138,735	$1,104	$3,602	$136,237

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2005
Fixed maturities:
U.S. treasury notes	$522	$19	$3	$538
U.S. sponsored government agency mortgage-backed bonds	19,515	1	568	18,948
U.S. sponsored government agency collateralized mortgage obligations	44,567	—	1,163	43,404
Collateralized mortgage obligations	44,322	20	1,114	43,228

Total fixed maturities	108,926	40	2,848	106,118
Equity securities	4,390	814	51	5,153

Total fixed maturities and equity securities	$113,316	$854	$2,899	$111,271

A summary of the amortized cost and fair value of the Exchange’s investments in fixed maturities at December 31, 2006, by contractual maturity, is as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Fixed maturities available for sale:
Due one year or less	$—	$—
Due after one year though five years	301	302
Due after five years through ten years	12,098	11,932
Due after ten years	4,903	4,822

	17,302	17,056

Mortgage-backed securities	115,530	112,473

Total	$132,832	$129,529

Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of investments in debt securities in 2006, 2005, and 2004 were $20,397,600, $2,580,800 and $4,533,300, respectively. Gross gains of $0, $22,500 and $32,500 and gross losses of $377,000, $0 and $0 were realized in 2006, 2005, and 2004, respectively.

In accordance with SFAS No. 115, Accounting for Certain Investments In Debt and Equity Securities, the Exchange evaluates its investment securities on at least a quarterly basis for declines in market value below cost for the purpose of determining whether these declines represent “other than temporary” declines. A decline in the fair value of a security below cost judged to be “other than temporary” is recognized as a loss in the current period and reduces the cost basis of the security. In subsequent periods, the Exchange measures gain or loss or decline in value against the adjusted cost basis of the security. The following factors are considered in determining whether an investment decline is other than temporary:

•	The extent to which the market value of the security is less than its cost basis,

•	The length of time for which the market value of the security is less than its cost basis,

•

The financial condition and near-term prospects of the security’s issuer, taking into consideration the economic prospects of the issuer’s industry and geographical region, to the extent that information is publicly available and

•	The Exchange’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The following two tables reflect securities whose fair values were lower than the related cost basis at December 31, 2006 and 2005, respectively (in thousands). However, these declines in value were not deemed to be “other than temporary”. The tables show the fair value and the unrealized losses, aggregated by investment category and category of duration that individual securities have been in a continuous unrealized loss position. During 2006, 2005 and 2004 the Exchange did not record any impairments for other than temporary declines of investments.

	Less Than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
2006
U.S. treasury notes	$65	$—	$—	$—	$65	$—
U.S. government agency mortgage-backed bonds	2,250	9	16,356	587	18,606	596
U.S. government agency collateralized mortgage obligations	8,209	114	25,166	888	33,375	1,002
Collateralized mortgage obligations	7,591	227	33,231	1,359	40,822	1,586
Corporate bonds	2,182	44	—	—	2,182	44
Government tax-free bonds	14,083	212	—	—	14,083	212

Total Bonds	34,380	606	74,753	2,834	109,133	3,440

Common Stocks	1,267	117	371	45	1,638	162

Total temporarily impaired securities	$35,647	$723	$75,124	$2,879	$110,771	$3,602

	Less Than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
2005
U.S. treasury notes	$281	$3	$—	$—	$281	$3
U.S. government agency mortgage-backed bonds	4,087	95	14,465	473	18,552	568
U.S. government agency collateralized mortgage obligations	26,713	597	16,690	566	43,403	1,163
Collateralized mortgage obligations	24,912	753	15,373	361	40,285	1,114

Total Bonds	55,993	1,448	46,528	1,400	102,521	2,848

Common Stocks	1,144	41	202	10	1,346	51

Total temporarily impaired securities	$57,137	$1,489	$46,730	$1,410	$103,867	$2,899

The majority of the unrealized losses on the bonds were caused by increases in market interest rates and not due to changes in the creditworthiness of the issuer. All bonds with an unrealized loss over 12 months or more are investment grade securities. The majority of the unrealized losses related to stocks are due to market fluctuations resulting from cyclical and other economic pressures. As of December 31, 2006, management believes that these unrealized losses are temporary and that the fair value will recover to a level equal to or greater than the Exchange’s cost basis. In addition, at year end, the Exchange had the ability and intent to hold these investments until there is a recovery in fair value, which may be maturity for the applicable securities.

At December 31, 2006, the carrying value of the fixed maturities was $129,529,000, representing 92.8% of the total investment portfolio. The net unrealized position associated with the fixed maturity portfolio included $3,303,000 in unrealized losses consisting of 0.6% U.S. treasury notes, 18.4% U.S. government agency mortgage-back bonds, 32.9% U.S. government agency mortgage-back CMOs, 35.5% non-government backed CMOs, 1.7% corporates and 10.9% government tax-exempt bonds. Gross unrealized losses in any single issuer were less than 0.2% of the carrying value of the total fixed maturity portfolio. There were 128 single issuers in the fixed maturity portfolio and 17 issuers in the equity portfolio in an unrealized loss position as of December 31, 2006.

The following tables summarize fixed maturity and equity securities in an unrealized loss position at December 31, 2006 and 2005, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (in thousands).

	2006		2005
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
Fixed maturity securities:
0–6 months	$28,443	$522	$46,777	$1,057
7–12 months	5,937	84	22,490	642
13–24 months	38,154	1,464	15,482	524
Greater than 24 months	36,599	1,370	17,772	625

Total fixed maturity securities	109,133	3,440	102,521	2,848

Equity securities:
0–6 months	741	60	677	29
7–12 months	526	57	664	21
13–24 months	348	44	5	1
Greater than 24 months	23	1	—	—

Total equity securities	1,638	162	1,346	51

Total fixed maturity and equity securities	$110,771	$3,602	$103,867	$2,899

Gross realized gains and losses on fixed maturity and equity securities were as follows (in thousands):

	2006	2005	2004
Realized gains (losses):
Fixed maturities:
Gross realized gains	$10	$27	$32
Gross realized losses	(377)	—	—

Net realized gains (losses)	(367)	27	32

Equities:
Gross realized gains	433	586	585
Gross realized losses	(60)	(61)	(9)

Net realized gains (losses)	373	525	576

Total net realized gains	$6	$552	$608

The major categories of the Exchange’s net investment income are summarized at December 31, 2006, 2005 and 2004, as follows (in thousands):

	2006	2005	2004
Investment income:
Fixed maturities	$6,129	$4,785	$3,495
Equity securities	90	44	47
Short-term investments and other	236	143	96
Finance charges on premiums receivable	283	589	668
Structured annuity	90	90	84

Total investment income	6,828	5,651	4,390
Investment expense	(362)	(520)	(301)

Net investment income	$6,466	$5,131	$4,089

At December 31, 2006 and 2005, investments with a fair market value of $1,037,200 and $1,048,700, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

4. OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) shown in the statement of members’ equity is comprised of net unrealized gains (losses) on securities available for sale, net of taxes. The components of other comprehensive income (loss) at December 31, 2006, 2005 and 2004, (in thousands) are as follows:

	2006	2005	2004
Unrealized holdings gains (losses) before taxes	$(438)	$(2,117)	$684
Tax (expense) benefit	174	719	(232)

Net gain (loss) after tax	(264)	(1,398)	452

Less reclassification adjustments for gains included in net income	16	442	409
Tax expense	(5)	(151)	(139)

Other comprehensive income (loss)—net of tax	$(275)	$(1,689)	$182

5. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE RESERVES

The reserve for unpaid losses and loss adjustment expenses represent the estimated liability for unpaid claims reported to the Exchange, plus claims incurred but not reported (“IBNR”) and the related estimated loss adjustment expenses. The reserve for losses and loss adjustment expenses is determined based on the Exchange’s actual experience and available industry data.

The Exchange writes medical malpractice policies which have a lengthy period for reporting a claim (tail coverage) and a long process of litigating a claim through the courts and whose risk factors expose its reserves for loss and loss adjustment expenses to significant variability. These conditions subject the Exchange’s open reported claims and incurred but not reported claims to increases due to inflation, changes in legal proceedings, and changes in the law. While the anticipated effects of inflation is implicitly considered when estimating reserves for loss and loss adjustment expenses, the increase in average severity of claims is caused by a number of factors. Future average severities are projected based on historical trends adjusted for changes in underwriting standards, policy provisions and general economic trends. Those anticipated trends are monitored based on actual experience and are modified as necessary to reflect any changes in the development of ultimate losses and loss adjustment expenses to the Exchange. These specific risks, combined with the variability that is inherent in any reserve estimate, could result in significant adverse deviation from the Exchange’s carried net reserve amounts. Settlement of the Exchange’s claims is subject to considerable uncertainty. Actual developments will likely vary, perhaps significantly, from the current estimated amounts reflected in the accompanying financial statements. The Exchange’s management estimated the reserve for losses and loss adjustment expenses with the assistance of its independent actuaries. Management believes the reserve for losses and loss adjustment expenses are reasonably stated for all obligations of the Exchange as of December 31, 2006 and 2005.

Activity in the reserves for losses and loss adjustment expenses for the years ended December 31, 2006, 2005 and 2004, are summarized as follows (in thousands):

	2006	2005	2004
Reserve for loss and loss adjustment expenses—January 1	$95,372	$69,445	$63,713
Less reinsurance recoverable on paid losses and unpaid losses	27,850	11,203	14,980

Net balance—January 1	67,522	58,242	48,733

Incurred—net of reinsurance—related to:
Current years	43,431	28,261	29,305
Prior years	(4,461)	15,715	19,350

Net incurred	38,970	43,976	48,655

Paid—net of reinsurance—related to:
Current years	4,820	4,062	4,181
Prior years	20,074	30,634	34,965

Net paid	24,894	34,696	39,146

Net balance—December 31	81,598	67,522	58,242
Plus reinsurance recoverable on paid losses and unpaid losses	28,491	27,850	11,203

Reserve for loss and loss adjustment expenses—December 31	$110,089	$95,372	$69,445

The estimates used in establishing these reserves are continually reviewed and updated and any resulting adjustments are reflected in current operations. Due to the nature of insurance risks written, including the impact of changes in claims severity, frequency and other factors, the reserves established for losses and loss adjustment expenses may be more or less than the amount ultimately paid upon settlement of the claims.

Incurred—net of reinsurance for the current years depicts loss and loss adjustment expense incurred during that year and related to premium earned in that period, also referred to as accident year. Incurred—net of reinsurance for the prior years represents the total of payments and net change in reserve estimates charged or credited to earnings in the current year with respect to liabilities that originated and were established in prior years. As noted in the table above, we decreased our incurred loss and loss adjustment expense for prior year development by $4,461,000 for the year ended December 31, 2006. For the years ended December 31, 2005 and 2004, we increased our incurred loss and loss adjustment expense for prior year development by $15,715,000 and $19,350,000, respectively.

During 2006, APIE’s current accident year loss and loss adjustment expenses increased as a result of the increase in the number of claims filed in 2006 and the growth in the number of policyholders as compared to prior year’s levels. The favorable development of prior-year claims during 2006 was the result of the Exchange reevaluating all its open claims and trend assumptions. During 2003, tort reform was passed in Texas effecting medical liability insurance, which caused a significant increase in claims filed. The full impact of those claims was not fully known at that time. The favorable development of prior-year claims of $4,461,000 was primarily the result of 2004 and 2005 report year loss severity falling below expectations. Additionally, the total number of claims closed with indemnity for the 2004 and 2005 report years were less than prior estimates.

During 2005, the Exchange continued to review the impact of tort reform and while current accident year reported claims were substantially lower, loss costs and legal expenses on prior-year claims continued to trend significantly higher. The Exchange determined that the effect of tort reform not only increased the number of claims reported in 2003, but also increased the cost of litigating remaining open cases for other open prior accident years as well. As a result, during 2005, the Exchange continued to increase incurred loss and loss adjustment expense reserves related to prior accident years by $15,715,000. The net incurred increase in claim estimates related to prior years did not result in any direct accrual of additional premiums nor did it result in any additional ceded premiums during 2005 and 2004.

During 2004, after careful evaluation of open claims and trend assumptions, the Exchange determined that the length of time needed to litigate 2003 pre-tort reform claims would continue to increase due to the potential financial impact of these claims in relation to post-tort reform claims. As a result, the Exchange increased the estimate for ultimate losses and loss adjustment expenses for claims incurred in 2003 and prior years by $19,350,000.

6. DEFERRED POLICY ACQUISITION COSTS

Underwriting and insurance costs directly related to the production of new and renewal premiums are considered as acquisition costs and are capitalized and amortized to expense over the period in which the related premiums are earned.

A summary of deferred acquisition costs deferred and amortized for the years ended December 31, 2006, 2005 and 2004, is as follows (in thousands):

	2006	2005	2004
Balance—beginning of year	$2,506	$2,410	$1,729
Costs deferred	5,509	5,362	5,447
Costs amortized	(5,470)	(5,266)	(4,766)

Balance—end of year	$2,545	$2,506	$2,410

7. REINSURANCE AGREEMENTS

Reinsurance Ceded—Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. These reinsurance agreements provide the Exchange with increased capacity to write additional risk and the ability to write specific risk within its capital resources and underwriting guidelines. The Exchange enters into reinsurance contracts, which provide coverage for losses in excess of the Exchange’s retention of $250,000 on individual claims and beginning in 2002, $350,000 on multiple insured claims related to a single occurrence. The 2006 reinsurance contract provides for these same terms with APIE retaining an additional 10% of the risk above the aforementioned retention levels The reinsurance contracts for 2002 through 2006 contain variable premium ceding rates based on loss experience. The ceded premium charged under these contracts will depend upon the development of ultimate losses ceded to the reinsurers under the retrospective treaties. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in income in the period the need for an adjustment is determined. For the year ended December 31, 2006, the Exchange recorded favorable net development reducing ceded premiums by $7,743,000. Estimates of ultimate reinsurance ceded premium amounts compared to the amounts paid on a provisional basis, give rise to an asset or liability on the balance sheet. As of December 31, 2006, the Exchange had an asset of $8,725,500 and a liability of $4,003,200. As of December 31, 2005, the Exchange had an asset of $6,802,300 and a liability of $1,521,200

The Exchange has also entered into reinsurance agreements relating to its non-standard policies, legal defense endorsements, and certain dental policies. Reinsurance premiums ceded under these reinsurance agreements are $664,600, $1,144,200 and $798,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Losses incurred were $502,600, $445,909 and $253,093 for 2006, 2005 and 2004, respectively.

Unsecured reinsurance recoverables at December 31, 2006, that exceeded 10% of total reinsurance on paid and unpaid loss and loss adjustment expenses are summarized as follows (in thousands):

Transatlantic Reinsurance	$4,550
Swiss Reinsurance	16,897

The Exchange requires letters of credit from any reinsurance company that does not meet certain regulatory requirements, and/or credit ratings. As of December 31, 2006, all of the Exchange’s reinsurance contracts were with companies in strong financial condition, and Management felt there was not any need to establish an allowance for doubtful reinsurance recoverable.

Total losses and loss adjustment expenses incurred by the Exchange under reinsurance agreements was $1,576,000, $20,723,000, and $(1,669,000) for the years ended December 31, 2006, 2005 and 2004, respectively.

The effect of reinsurance on premiums written and earned is as follows (in thousands):

	2006		2005		2004
	Written	Earned	Written	Earned	Written	Earned
Direct premium and maintenance fees including converted surplus deposits	$74,833	$75,746	$79,301	$76,948	$84,571	$77,027
Ceded	(4,709)	(4,887)	(12,885)	(12,765)	(12,878)	(12,411)

Net premiums	$70,124	$70,859	$66,416	$64,183	$71,693	$64,616

Reinsurance Assumed—The Exchange had assumed reinsurance liabilities on medical professional liability policies written by other insurance companies in the state of Texas. In the course of assuming this business, the Exchange has established letters of credit for the benefit of those ceding companies in the amount of $3.0 million and pledged assets in the amount of $3.2 million to secure those letters of credit as of December 31, 2006. Losses and loss adjustment expenses assumed were $1,011,900, $1,262,700 and $6,259,900 for 2006, 2005 and 2004, respectively. Reserves for losses and loss adjustment expenses assumed were $926,100 and $2,228,900 at December 31, 2006 and 2005, respectively.

8. REFUNDABLE SUBSCRIBER DEPOSITS

From inception of the Exchange through March 1992, as periodically determined and approved by the Exchange’s board of directors, eligible physicians desiring to purchase insurance through the Exchange were required to make a refundable subscriber deposit. For refundable deposits made to the Exchange prior to January 1, 1987, interest was accrued on the outstanding balance. Effective January 1, 1989, accrual of interest on refundable deposits was suspended by the Exchange’s board of directors. Refundable deposits made subsequent to January 1, 1987, were non-interest bearing. As of December 31, 2006 and 2005, the Exchange had surplus deposits of $10,226,800 and $10,567,500, respectively, which included accrued interest of $38,000 and $45,600, respectively. These deposits, are included in the accompanying financial statements as a liability in accordance with SFAS No. 150.

The Exchange requested authorization from the TDI to refund Subscriber Deposits for individuals who are no longer active policyholders. The TDI has authorized partial pro rata distributions to former subscribers. The Exchange’s Board of Directors elected not to authorize distributions in 2006. The Exchange’s Board of Directors elected to authorize maximum distributions of $200,000 for 2005. The Board of Directors may elect to continue to refund up to $200,000 per year in the future contingent on specific TDI requirements. The TDI has authorized the Exchange to return full subscriber deposits to active policyholders upon death, disability, or retirement. Total refunds made in 2006, 2005 and 2004 were $73,700, $324,900 and $245,100, respectively.

Beginning in 1991, physicians who were previously members of the Exchange and subsequently return are allowed to apply their current refundable deposits against current premiums and to satisfy any current and future subscriber deposit requirements. The Exchange continues to allow existing subscribers to convert their refundable deposits in this manner. The amounts of such conversions were $267,100, $108,800 and $215,100 during 2006, 2005 and 2004, respectively, and are included in gross premiums and maintenance fees written.

9. MANAGEMENT AGREEMENTS

FMI serves as the attorney-in-fact for the Exchange. In accordance with the terms of a management agreement, FMI performs the administrative functions related to the operations of the Exchange. FMI receives a management fee from the Exchange for providing these services. The management fee, which is calculated as a percentage of the direct gross earned premiums and statutory net income including contingent management fees of the Exchange, were $10,965,100, $11,038,400 and $10,608,800, in 2006, 2005 and 2004, respectively. Contingent management fees are based upon the financial performance of the Exchange. The Exchange recorded amounts payable to affiliates of $2,672,900 and $2,723,200 as of December 31, 2006 and 2005, respectively, and are included in other liabilities in the balance sheets. Management fees were allocated as follows in the accompanying statements of operations (in thousands):

	2006	2005	2004
Allocation of Management Fees
Loss and loss adjustment expense	$4,278	$4,592	$5,029
Other underwriting expenses	6,451	6,041	5,415
Investment expenses	236	405	165

Total management fees	$10,965	$11,038	$10,609

10. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

The Exchange’s management contract with its attorney-in-fact, FMI, is treated as an affiliated transaction. However, there is no ownership between the two entities. They have separate boards of directors and their duties to each other are based on the management contract. Transactions with parties related to FMI are also treated as affiliated transactions. American Physicians Insurance Agency, Inc. (“APIA”), and APS Financial Corporation (“APS”) are considered affiliates of FMI through common ownership.

In addition to the management fees paid to FMI described in Note 9, the Exchange received reimbursement of commission expenses from FMI in the amount of $375,000 each year in 2006, 2005 and 2004, respectively.

APS manages the bond portfolio within the investment guidelines established by the Exchange’s Board of Directors, provides advisory services on key investment decisions and manages investment accounting services for the Exchange. The Exchange pays APS standard markup fees on trades of bonds. Fees paid to APS for services were $755,400, $654,900 and $656,500 for 2006, 2005 and 2004, respectively.

11. INCOME TAXES

The components of the income tax expense (benefit) reported in the statements of operations at December 31, 2006, 2005 and 2004, are summarized as follows (in thousands):

	2006	2005	2004
Current	$8,828	$4,309	$3,624
Deferred	(431)	(121)	(203)

Total taxes incurred	$8,397	$4,188	$3,421

The income tax benefit incurred and change in deferred income tax for the year ended December 31, 2006, 2005 and 2004 differs from the amount computed by applying the federal statutory rate of 35% for 2006 and 34% for 2005 and 2004 to income before income tax as follows (in thousands):

	2006	2005	2004
Computed expected expense	$8,452	$4,495	$3,141
Dividends received deduction	(19)	(13)	(14)
Adjustments to prior years’ taxes	(9)	(55)
Section 835 election expense (recovery)		(248)	248
Change in effective tax rate	(74)	—	—
Other income tax adjustments	(29)	9	46

Total income tax expense	$8,397	$4,188	$3,421

The Exchange filed its 2004 tax return with an 835 election which allowed it to consolidate its tax return with its attorney-in fact management company (“FMI”). This election had an unfavorable impact in 2004 on the Exchange’s income. The Exchange petitioned the Internal Revenue Service to discontinue the 835 election and was granted permission to do so in 2005 effective for the 2004 and future tax years.

The main components of deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005, are as follows (in thousands):

	2006	2005
Deferred tax assets:
Reserve for losses and loss adjustment expenses	$1,793	$1,486
Unearned premiums and maintenance fees	2,431	2,337
Guarantee fund assessment	95	—
Net unrealized losses on investments	874	695

Total deferred tax assets	5,193	4,518

Deferred tax liabilities:
Bond discount accumulated	71	50
Structured annuity contract	400	395
Deferred acquisition costs	891	852

Total deferred tax liabilities	1,362	1,297

Net deferred tax asset	$3,831	$3,221

At December 31, 2006, the Exchange did not have any unused net operating loss carryforward to offset future taxable income. The Exchange has recorded income tax expense that will be available for recovery in the event of future net losses. The amount of federal income taxes incurred in the current and prior years that will be available for recovery in the event of future net losses is $8,922,000, $4,551,100 and $3,327,800 for 2006, 2005 and 2004, respectively.

The Exchange is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Exchange will have sufficient taxable income or carry-back potential plus feasible tax strategies to realize the net deferred tax asset and, therefore, no such valuation allowance has been established.

12. CONTINGENCIES

Various lawsuits against the Exchange have arisen in the normal course of the Exchange’s business. It is management’s opinion that liabilities, if any, arising from these claims will not have a significant adverse effect on the financial position, results of operations or cash flows of the Exchange.

13. FAIR VALUE DISCLOSURES

The Exchange’s financial instruments consist of cash, short-term investments, fixed maturities, equity securities, a structured annuity and refundable subscriber deposits. The carrying amount for cash, short-term investments, fixed maturity securities and equity securities approximate their fair value. The fair value of investments in fixed maturities and equity investments are estimated based on bid prices published in financial newspapers or bid quotations received from security dealers. The fair value of the structured annuity is based upon the present value of the future payments discounted at current market rates for annuities. The fair value for refundable subscriber deposits approximates carrying value.

	2006		2005
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Fixed maturities securities	$129,529	$129,529	$106,118	$106,118
Equity securities	6,708	6,708	5,153	5,153
Structured annuity (other invested assets)	1,143	1,651	1,163	1,694
Refundable subscriber deposits	10,227	10,227	10,568	10,568

14. SUBSEQUENT EVENTS

American Physicians Service Group, Inc. (“APSG”) (NASDAQ: AMPH) is the parent company for the wholly-owned APS Facilities Management, Inc. (“FMI”) which manages the Exchange under an attorney-in-fact contractual arrangement. The Exchange’s board of directors on June 1, 2006 adopted and approved a plan of conversion and merger agreement with APSG and authorized the execution of these documents. The APIE board of directors agreed on a merger transaction in which, immediately after APIE converts from a Texas reciprocal insurance exchange to a Texas stock insurance company and changes its name to American Physicians Insurance Company (“APIC”), a newly formed, wholly owned subsidiary of APSG will merge into APIC, with APIC becoming a wholly owned subsidiary of APSG.

The TDI issued a consent order dated January 26, 2007, which placed some conditions for the conversion and merger to occur. All required conditions were met. The Securities and Exchange Commission declared the Company’s joint registration and proxy statement effective on February 1, 2007. On March 22, 2007, a special meeting of APIE subscribers was held approving this transaction and APSG shareholders also approved the merger on the same day. This transaction closed effective April 1, 2007.

2. FINANCIAL STATEMENT SCHEDULES

(Schedules other than those listed are omitted for the reason that they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.)

AMERICAN PHYSICIANS INSURANCE EXCHANGE

SCHEDULE I—SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS

IN RELATED PARTIES

DECEMBER 31, 2006

	Cost or Amortized Cost	Fair Value	Amount Which is Presented in the Balance Sheet
In thousands
Type of Investment
Fixed Maturities:
U.S. Treasury notes	$780	$790	$790
U.S. government agency mortgage-backed bonds	24,451	23,896	23,896
U.S. government agency	43,532	42,585	42,585
Collateralized mortgage obligations	47,548	45,993	45,993
Corporate	2,226	2,182	2,182
Government tax-exempt bonds	14,295	14,083	14,083

Total fixed maturities	$132,832	$129,529	$129,529
Equity securities:
Available-for-sale	5,903	6,708	6,708
Short-term investments	2,422	2,422	2,422
Other invested assets	1,143	1,651	1,143

Total investments	$142,300	$140,310	$139,802

AMERICAN PHYSICIANS INSURANCE EXCHANGE

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
In thousands
Deferred policy acquisition costs	$2,545	$2,506	$2,410
Reserve for losses and loss adjustment expenses	110,089	95,372	69,445
Unearned premiums and maintenance fees	39,786	40,699	38,346
Net premiums and maintenance fees earned	70,859	64,183	64,616
Net investment income and net realized capital gains	6,472	5,683	4,697
Net losses and loss adjustment expenses—current year	43,431	28,261	29,305
Net losses and loss adjustment expenses—prior years	(4,461)	15,715	19,350
Underwriting, acquisition and insurance expenses:
Amortization of deferred policy acquisition costs	5,470	5,266	4,766
Other underwriting, acquisition and insurance expenses	14,253	12,768	12,103
Net premiums and maintenance fees written	74,833	79,301	84,571

AMERICAN PHYSICIANS INSURANCE EXCHANGE

SCHEDULE IV—REINSURANCE

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Continuing Operations
	2006	2005	2004
In thousands
Property and Casualty
Premiums earned	$75,568	$77,067	$77,494
Premiums ceded	(4,709)	(12,884)	(12,878)
Premiums assumed	—	—	—

Total net premiums earned	$70,859	$64,183	$64,616

Percentage of amount assumed to net	0.00%	0.00%	0.00%

GLOSSARY OF SELECTED INSURANCE TERMS

Except as otherwise specified or as the context may otherwise require, the following terms used herein shall have the meanings assigned to them below. All terms in the singular shall have the same meanings when used in the plural and vice versa.

Accident year	The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid.

Actuary or actuarial firm	A person or firm that conducts various statistical studies used to evaluate risks, the adequacy of premium charged therefor and the adequacy of provisions made for losses and loss adjustment expenses.

Admitted assets

Admitted assets are those assets that are permitted or admitted by the National Association of Insurance Commissioners or by the rules of a given state. Nonadmitted assets are those that are specifically identified by the National Association of Insurance Commissioners or the rules of a given state as nonadmitted or not identified as admitted. The assets deemed as nonadmitted are accorded limited or no value and are charged off directly to policyholders’ surplus under SAP.

Admitted insurer or admitted company	An insurer that has received a license or certificate of authority from a state regulatory authority to transact an insurance business in that state.

Agent

An individual or firm that represents an insurer under a contractual agreement for the purpose of selling insurance. There are two types of agents: independent agents, who represent one or more insurance companies but are not employed by those companies and are paid on commission, and exclusive or captive agents, who by contract are required to represent or favor only one insurance company and are either salaried or work on commission. Insurance companies that use employee or captive agents are called direct writers. Agents are compensated by the insurance company whose products they sell. By definition, with respect to a given insurer, an agent is not a broker.

A.M. Best	A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.

Assume	To accept all or part of a ceding company’s insurance or reinsurance on a line of business, risk or exposure.

Broker

An intermediary between a customer and an insurance company. Brokers typically search the market for coverage appropriate to their clients and they usually sell commercial, not personal, insurance. Brokers are compensated by the insureds on whose behalf they are working. With respect to a given insurer, a broker is not an agent.

Case reserve	Loss reserve established with respect to an individual reported claim as established by an insurer’s claim department.

Cede; ceding company	When a company reinsures some or all of its liability with another insurer, it “cedes” business and is referred to as the “ceding company.”

Ceded premiums	The amount of premiums written that are ceded to reinsurers.

Claim	Request by an insured or reinsured for indemnification by an insurance company or a reinsurance company for loss incurred from an insured or reinsurer peril or event.

Claims-made policy or claims-made basis

A policy that provides coverage to the insured only for claims asserted during the term of the policy and only if the claim was reported to the insurer during a reporting period specified in the policy. Under a claims-made policy, an insured event becomes a liability when the event is first reported to the insurer.

Combined ratio

The sum of the expense ratio and the loss ratio, based on consolidated financial information prepared in accordance with either SAP or GAAP. A combined ratio on a GAAP or SAP basis below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio on a GAAP or SAP basis over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Commission	The fee paid to an agent, broker or program administrator for placing insurance which is generally a percentage of the premium.

Damages; Economic and Non-economic

Monies awarded to a plaintiff or claimant. Economic damages are intended to compensate a plaintiff or claimant for quantifiable past and future losses, such as lost wages and/or medical costs. Non-economic damages are those awarded separately and apart from economic damages, that are intended to compensate the claimant or plaintiff for non-quantifiable losses such as pain and suffering or loss of consortium.

Deferred acquisition costs

The costs that vary with and are primarily related to the acquisition of new and renewal insurance policies including commissions and certain other underwriting expenses. These costs are capitalized and charged to expense under GAAP in proportion to premium revenue earned.

Excess of loss treaty

Treaty for reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called an “attachment level” or “retention.” Excess of loss reinsurance coverage may be written in layers, in which a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer’s insolvency.

Expense ratio

Based on consolidated financial information prepared in accordance with either SAP or GAAP, the ratio of underwriting expenses to net premiums written. If determined under GAAP, the ratio of underwriting expenses, adjusted for deferred acquisition costs, to net premiums earned.

Experience renewal credits	Premium credits provided to policyholders at renewal based on loss experience.

Frequency	Number of times a loss occurs per unit of risk or exposure. One of the criteria used in calculating premium rates.

Gross premiums written	The total premiums for insurance written and reinsurance assumed during a specified period, before the effect of ceded reinsurance.

Guaranty funds

State-regulated mechanisms that are financed by assessing insurers doing business in the respective states. These funds are maintained by contributions of companies operating in a particular state in proportion to their business written in the state. Should insolvencies occur, these funds are available to meet some or all of the insolvent insurer’s obligations to policyholders.

Hard market

The portion of the market cycle of the property and casualty insurance industry characterized by constricted industry capital and underwriting capacity, increasing premium rates and, typically, enhanced underwriting performance.

IBNR; Incurred but not reported (IBNR)

Actuarially estimated liability for future payments on losses and loss adjustment expenses which have already occurred but have not been reported. Insurance Companies regularly adjust reserves for such losses and loss adjustment expenses as new information becomes available.

Incurred losses	Losses covered by the insurer within a fixed period, whether or not adjusted or paid during the same period, plus changes in the estimated value of losses from prior periods.

Indemnity	See Loss; losses.

Insurance Regulatory Information Systems; IRIS	Regulators often use financial ratios to measure insurer’s financial strength. IRIS ratios are developed by the NAIC and each individual state insurance department chooses how to use IRIS ratios.

Limits	The maximum amount payable under an insurance policy for a covered loss.

Line of business	A general classification referring to a type of insurance, such as D&O, E&O and Medical Professional Liability.

Long tail	Insured risks that by their nature have a relatively longer claims reporting, loss and settlement history than risks that result in claims that may take less time to discover or to assess. With a long tail line of business, there is a long period of time between collecting premiums and the ultimate payment of losses. As a result, the insurer is exposed to claims for a number of years, which leads to difficulty in estimating the likely aggregate cost of such claims. Medical professional liability insurance is considered a long tail line of insurance.

Loss; losses

An occurrence that is the basis for submission or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy. Payment of a Loss is also referred to as Indemnity.

Loss adjustment expenses (LAE)	The expenses of settling claims, including legal and other fees, and the portion of general expenses allocated to claim settlement costs.

Loss and LAE reserves

Liabilities established by insurers to reflect the estimated cost of claims payments and loss adjustment expenses that the insurer will ultimately be required to pay in respect of insurance it has written. Reserves are established for losses and for LAE, and consist of case reserves and IBNR reserves.

Loss development; favorable or unfavorable

Increases or decreases in losses and LAE greater than or less than estimated loss and LAE experience over a given period of time as the policy or accident year matures. Favorable development represents decreases in losses and LAE estimates and is also known as redundancy in reserves. Unfavorable development represents increases in losses and LAE estimates and is also known as deficiency in reserves.

Loss ratio

The ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned based on consolidated financial information prepared in accordance with GAAP or SAP. Unless otherwise indicated, loss ratio refers to calendar year loss ratio. This ratio helps measure the insurance company’s underwriting profitability or loss experience.

Maintenance fees	Term specific to API. API charges both a base premium and a premium maintenance fee. Premium maintenance fees are charged to offset costs incurred by API to issue and maintain polices.

Medical malpractice	An act or omission by a health care provider that falls below a recognized standard of care.

Medical professional liability insurance

Professional liability coverage for physicians and other healthcare providers, as individual practitioners or as members of practice groups, and for hospitals and other medical facilities. Coverage takes the form of defending the insured against liability suits, whether meritorious or not, and paying on behalf of the insured damages up to the limits of the policy. Medical professional liability insurance generally covers medical malpractice claims.

National Association of Insurance Commissioners

Generally, referred to as the NAIC. A voluntary organization of state insurance officials that promulgates model laws regulating the insurance industry, values securities owned by insurers, develops and modifies insurer financial reporting statements and insurer performance criteria, and performs other services with respect to the insurance industry.

Net premiums and maintenance fees earned

The portion of net premiums and maintenance fees written that is recognized for accounting purposes as income during a period. Equal to net premiums and maintenance fees written plus the change in net unearned premiums and maintenance fees during the period.

Net premiums and maintenance fees written	Gross premiums and maintenance fees written for a given period less premiums and maintenance fees ceded to reinsurers during such period.

Non-admitted assets

Certain assets or portions thereof that are not permitted to be reported as admitted assets in an insurer’s annual statement prepared in accordance with SAP. As a result, certain assets such as furniture and fixtures which normally would be accorded value in the financial statements of non-insurance corporations are accorded no value and thus reduce the reported statutory policyholders surplus of the insurer.

Occurrence coverage

Coverage, in liability insurance, for harm suffered by others because of events occurring during the term of a policy, regardless of when a claim is actually made. Under an occurrence policy the insured event becomes a liability when the event takes place. Occurrence policies increase insurers’ exposure to unknown future liabilities.

Policy	A written contract for insurance between an insurance company and policyholder stating details of coverage.

Policyholder (or statutory) surplus	Total admitted assets less total liabilities (including loss and LAE reserves), as determined in accordance with SAP.

Premium	The price of an insurance policy; typically charged annually.

Premiums earned	That portion of property and casualty premiums written that applies to the expired portion of the policy term. Earned premiums are recognized as revenues under both SAP and GAAP.

Primary insurer

An insurance company that issues insurance policies to the public generally as distinguished from a reinsurer that provides coverage to other insurers. Where insurance is written in layers, the insurer(s) providing the first layer of coverage are sometimes referred to as the “primary insurer(s).” In the reinsurance context, the ceding insurer is sometimes referred to as the “primary insurer.”

Premium tax	A state tax on premiums for policies issued in the state, paid by insurers.

Prior acts coverage

An additional coverage for claims-made policies, optionally made available by an insurer, that covers an insured for claims that occurred, but were not reported prior to the inception date, or retroactive date, of the policy. Sometimes called “Nose Coverage.”

Purchasing groups

A purchasing group is a non-profit corporation that has as one of its purposes the purchase of liability insurance on a group basis and obtains coverage only for its group members who are physicians in similar or related specialties with respect to medical professional liability.

Rating agencies

These agencies assess insurers’ financial strength and viability to meet claims obligations. Some of the factors considered include company earnings, capital adequacy, operating leverage, liquidity, investment performance, reinsurance programs, and management ability, integrity and experience. A high financial rating is not the same as a high consumer satisfaction rating.

Rates	Amounts charged per unit of insurance or reinsurance. Rates are based primarily on historical loss experience for similar risks and may be regulated by state insurance departments.

Reinsurance

The practice whereby one insurer, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another insurer, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance which the reinsured has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company. Reinsurers do not pay policyholder claims, rather they reimburse the reinsured for claims paid.

Reinsurance treaty	Reinsurance agreement between the ceding company and the reinsurer which stipulates the terms of the reinsurance for the insurance business.

Reinsurer

Insurer (known as the reinsurer or assuming company) that agrees to indemnify another insurer (known as the reinsured or ceding company) against all or part of a loss which the latter may incur under a policy or policies it has issued.

Reserves

Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related loss adjustment expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses, for loss adjustment expenses and for unearned premiums. Loss reserves consist of case reserves and IBNR reserves. Unearned premium reserves constitute reserves for the portion of premium paid in advance for the unexpired portion of the contract term of an insurance or reinsurance contract as of a certain date. See also “Loss and LAE Reserves.”

Retention

In the context of reinsurance, the amount or portion of risk which an insurer retains or assumes for its own account. Losses, or a portion thereof, in excess of the retention level are paid by the reinsurer. In quota share or proportional reinsurance, the retention may be a percentage of the original policy’s limit. In excess of loss reinsurance, the retention may be a dollar amount of loss, a loss ratio or a percentage of loss. In the context of direct insurance, the amount of covered loss that the policyholder must retain for the policyholder’s own account, above which the insurer’s coverage obligations apply.

Risk-based capital (RBC) requirement

A tool used by insurance regulators to analyze an insurance company’s total adjusted capital, taking into consideration the risks associated with the company’s particular assets, the risk that losses will be worse than expected, the company’s exposure to interest rate risk and other business risks. The NAIC’s RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the level of surplus falls below a minimum amount as determined under the model law.

Risk management, loss prevention

Procedures intended to minimize financial losses and the adverse effect of a possible financial loss by (1) identifying potential sources of loss; (2) measuring the financial consequences of a loss occurring; and (3) using controls to minimize actual losses or their financial consequences.

Risk retention groups

An entity organized for the primary purpose of assuming and spreading all or a portion of the liability exposure of its group members, is chartered and licensed as a liability insurer in at least one state, and whose members are engaged in similar or related business or activities.

Severity	The average claim or loss cost, statistically determined by dividing dollars of losses by the number of claims.

Short tail

Insured risks that by their nature have a relatively shorter claims reporting, loss and settlement than risks that result in claims that take more time to discover or to access. With a short tail line of business, there is a shorter period of time between collecting premiums and ultimate payment of losses.

Soft market

The portion of the market cycle of the property and casualty insurance industry characterized by heightened premium rate competition among insurers, increased underwriting capacity and, typically, depressed underwriting performance.

Statutory accounting principles (SAP)

Those accounting principles and practices which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting. The principal differences between SAP and GAAP as they relate to the financial statements of DPUI’s insurance company subsidiaries are: (a) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (b) certain assets are not admitted for purposes of determining policyholders’ surplus under SAP, (c) the classification and carrying amounts of investments in certain securities are different under SAP and GAAP and (d) the criteria for providing asset valuation allowances and the methodologies used to determine the amount thereof are different under SAP and GAAP.

Statutory net income	Net income based on SAP.

Statutory earned surplus	The retained earnings of an insurer, as determined under SAP less dividends.

Submission

An application for insurance coverage received by a primary insurer from a prospective policyholder or by a broker on behalf of such prospective policyholder for consideration of issuance of an insurance policy by that insurer.

Tail	Time period between the occurrence of a loss and the time it is settled by the insurer.

Tail coverage; extended reporting endorsement

Liability insurance that extends beyond the end of a policy period of the insurance policy written on a claims-made basis. Also known as a “tail policy” or “tail coverage.” Provides protection for future claims filed after a claims-made policy has lapsed. Typically requires payment of an additional premium, the “tail premium.” Tail coverage may also be granted if the insured becomes disabled, dies or permanently retires from the covered occupation (i.e., the practice of medicine in medical liability policies).

Underwriting	The process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums, terms and conditions.

Underwriting capacity

The maximum amount than an insurance company can or is willing to write. The limit is determined by the company’s policyholders’ statutory surplus and the company’s underwriting guidelines. Reinsurance serves to increase a company’s capacity by reducing its net exposure from particular risks.

Underwriting expenses	The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profit (loss);

The profit or loss of an insurance company’s operations prior to inclusion of investment income or loss and gains or losses from sale of invested assets. Represents that amount by which returned premiums and maintenance fees exceed claim and expense.

Unearned premiums	The portion of a premium representing the unexpired portion of the policy term as of a certain date.

Variable premium contracts

These reinsurance contracts are subject to a minimum and maximum premium range to be paid to the reinsurers, depending on the extent of losses and loss adjustment expenses actually paid to the reinsurer. The actual percentage rate ultimately ceded under these contracts will depend upon the development of ultimate losses and loss adjustment expenses ceded to the reinsurers.

2,100,000 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

MORGAN KEEGAN & COMPANY, INC.

June 19, 2007